As filed with the Securities and Exchange Commission on December 3, 2013

Registration No. 333-190880

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIDELITY & GUARANTY LIFE

(Exact name of registrant as specified in its charter)

Delaware	6311	46-3489149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 Fleet Street, 6th Floor

Baltimore, Maryland 21202

(410) 895-0100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Eric L. Marhoun, Esq.

Fidelity & Guaranty Life

1001 Fleet Street, 6th Floor

Baltimore, Maryland 21202

(410) 895-0100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Ethan T. James, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Joseph A. Hall, Esq. Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	11,212,500	$19.00	$213,037,500	$28,199.23

(1)	Includes shares/offering price of shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$13,640.00 previously paid by the registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2013

9,750,000 Shares

Common Stock

Prior to the offering, there has been no public market for our common stock. The initial public offering price per share is expected to be between $17.00 and $19.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “FGL”.

We are selling 9,750,000 shares of common stock.

The underwriters have an option to purchase a maximum of 1,462,500 additional shares from us to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting (Conflicts of Interest).”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about December     , 2013.

Credit Suisse	J.P. Morgan	Jefferies

Macquarie Capital		RBC Capital Markets

Nomura	Sandler O’Neill + Partners, L.P.	Sterne Agee

Cantor Fitzgerald & Co.		Dowling & Partners Securities LLC

Prospectus dated December     , 2013.

Fidelity & Guaranty Life℠

Fells Point, Baltimore

Des Moines, Iowa

Baltimore Harbor

Reception

Lincoln, Nebraska

Boardroom

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We are only providing you with the information contained in this prospectus or in any free writing prospectus we have prepared, and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or any free writing prospectus. Neither this prospectus nor any free writing prospectus is an offer to sell, or seeking offers to buy, anywhere or to anyone where or to whom we are not permitted to offer or to sell securities under applicable law. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any free writing prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the market sectors in which we compete. We have not independently verified market and industry data from third-party sources. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in surveys of market size.

When we refer to the middle-income market in this prospectus, we use the definition employed by the Life Insurance Management Research Association (“LIMRA”) in its 2012 study of life insurance products owned by U.S. households relative to projected needs, which is households earning between $35,000 and $100,000 per year.

When we refer to National Association of Insurance Commissioners (“NAIC”) ratings, we refer to ratings ranging from NAIC 1, which is assigned to obligations exhibiting the highest quality, to NAIC 6, which is given to obligations that are in or near default. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio” for further details.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements, before making an investment decision. Unless the context otherwise indicates or requires, the terms “we”, “our”, “us”, “FGL”, and the “Company”, as used in this prospectus, refer to Fidelity & Guaranty Life (formerly, Harbinger F&G, LLC) and its subsidiaries and the term “FGLH” refers to Fidelity & Guaranty Life’s direct subsidiary Fidelity & Guaranty Life Holdings, Inc. FGL primarily operates through FGLH’s subsidiary, Fidelity & Guaranty Life Insurance Company (“FGLIC”), which is domiciled in Iowa. Our fiscal year ends on September 30 of each year.

Company Overview

For over 50 years, our Company has been helping middle-income Americans prepare for retirement and unexpected loss of life. Our focus on the middle-income market gives us access to significant, underserved market niches and drives our product development. As of September 30, 2013, we had approximately 700,000 policyholders counting on the safety and protection features of our fixed annuity and life insurance products, and we constantly seek to innovate our products to meet their evolving needs.

Through the efforts of our approximately 175 employees, who are primarily located in Baltimore, MD, we offer various types of fixed annuities and life insurance products. Fixed annuities represent a retirement and savings tool which our customers rely on for principal protection and predictable income streams. In addition, our life insurance products provide our customers with a complementary product that allows them to build on their savings and assign payment of a death benefit to a designated beneficiary upon the policyholder’s death. Currently, our most popular products are fixed indexed annuities (“FIAs”), which provide our customers with interest tied to the performance of the stock market, while limiting the risk of losing money should the stock market decline. We believe this mix of “some upside but limited downside” fills the need for middle-income Americans who must save for retirement but who want to limit the risk of decline in their savings. In addition to FIAs, we also sell indexed universal life policies (“IULs”) and other fixed annuities.

In fiscal year 2013, FIAs generated approximately 95% of our total sales. Our fixed indexed products such as FIAs tie contractual returns to specified market indices, such as the Standard & Poor’s (“S&P”) 500 Index. The benefit of FIAs to our customers is to provide a portion of the gains of an underlying market index without the risk of losing the original principal. We invest the fixed annuity premium in fixed income securities and hedge our risk, predominantly using call options on the S&P 500 Index, and pass through a portion of the returns of the stock market index to our policyholders. The majority of our products contain provisions that permit us to annually adjust the formula by which index credits are provided in response to changing market conditions. In addition, our annuity contracts generally either are not surrenderable or include surrender charges that discourage early redemptions.

We offer our products through a network of approximately 200 independent insurance marketing organizations (“IMOs”) that in turn represent an estimated 20,000 independent agents.

In April 2011, Harbinger Group Inc. (“HGI”), a publicly traded diversified holding company, acquired FGLH through Fidelity & Guaranty Life, a holding company formed in connection with the acquisition. Since this acquisition, we have strengthened our financial profile and risk-based capital ratios, increased our market share, decreased the risk in our investment portfolio, including through better alignment of our asset and liability cash flows, and generated positive net earnings.

For example, we have increased total adjusted capital (“TAC”) (defined in accordance with statutory accounting principles (“SAP”)), for our primary operating company, FGLIC, to $1,135.5 million and a company action level risk-based capital (“RBC”) ratio for FGLIC to 450% as of September 30, 2013 from $805.1 million and 305% as of December 31, 2008. Furthermore, our $16.2 billion investment portfolio has an average S&P rating of “A-” as of September 30, 2013, with over 61% being rated NAIC 1, compared with approximately 53% rated NAIC 1 for our $17.4 billion investment portfolio as of September 30, 2010. Our FIA market share in terms of sales grew from 1.67% for the three-month period ended March 31, 2011, ranking us at 15th place among our competitors, to 2.74% for the nine-month period ended September 30, 2013, ranking us at 11th place among our competitors. The total FIA market grew 15.1% and 6.2% for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. For six of the last seven consecutive quarters, the FIA market size has increased over the prior year period. We estimate that there are approximately 45 companies selling FIA products in our markets in the relevant periods.

Our Industry

The demand for retirement planning products is large and growing. Over 10,000 people will turn 65 each day in the United States over the next 15 years, and according to the U.S. Census Bureau, the proportion of the United States population over the age of 65 is expected to grow from 14.8% in 2015 to 20.3% in 2030. The U.S. Government Accountability Office has indicated that increasing life expectancy has created a risk that many retirees will outlive their retirement assets. Additionally, employer-sponsored private sector pension plans face severe funding deficits. According to a report by Mercer Consulting, a consulting and research firm, the aggregate funding deficit for pension plans sponsored by companies included in the S&P 1500 Index was $557 billion as of December 31, 2012. Americans realize that funding deficits in government and employer-sponsored pension plans leave them exposed to retirement income shortfalls. According to a 2013 study conducted by LIMRA, 50% of individuals aged 35 to 54 are not confident in their ability to have a secure retirement.

We operate in the sector of the insurance industry that focuses on the needs of middle-income Americans. The underserved middle-income market represents a major growth opportunity for FGL. In 2012, LIMRA conducted a study of life insurance products owned by U.S. households relative to projected needs. The study concluded that the middle-income market accounted for 41% of U.S. households, but represented over 57% of the estimated life insurance coverage shortfall. Similarly, a study conducted by the National Institute on Retirement Security found that in the second and third quartiles of households based on income, representing annual incomes between approximately $28,000 through $46,000 and $47,000 through $73,000, respectively, 49% and 28%, respectively, had no form of retirement savings account. In contrast, 89% of all households in the highest quartile had some type of IRA, 401(k), or defined benefit account.

As a tool for addressing the unmet need for retirement planning, we believe that many middle-income Americans have grown to appreciate the “sleep at night protection” that annuities such as our FIA products afford. As a result, the FIA market grew from nearly $12 billion of sales in 2002 to $34 billion of sales in 2012, representing a compound annual growth rate (“CAGR”) of 11.1%. Similarly, the IUL market expanded from $100 million of annual premiums in 2002 to over $1.3 billion of annual premiums in 2012 representing a CAGR of 29.3%.

Our Competitive Strengths

We believe the following strengths will allow us to capitalize on the growth prospects for our business:

•

Middle-Income Market Focus. We have historically sold life insurance to the large and underserved middle-income market. Our experience designing and developing annuities and life insurance products allows us to continue to introduce innovative products and solutions designed to meet customers’ changing needs. We believe that this experience has given us a keen understanding of the financial safety, wealth accumulation and protection, and retirement income needs of middle-income Americans.

•

Deep Distribution Relationships. Our collaborative, demand-driven approach to product design anchors the loyalty of our IMOs, and we design customized products to support the marketing strategies of our key IMOs. For example, our core annuity Prosperity Elite product was developed in partnership with one of our leading IMOs and accounted for approximately 60% of our annuity sales in Fiscal Year 2013. In addition, we have worked with our IMOs to create innovative, mobile-friendly tools that enable them to deliver real-time information when marketing and providing service to their clients. The average tenure of our top ten IMOs is approximately 13 years, and this long-term association with us demonstrates valued loyalty.

•

Seasoned Management Team and an Ownership Culture. Our management team has extensive experience in the insurance sector and has managed large and small companies through numerous economic cycles. Our executive officers average over 25 years of tenure in the insurance and financial services sector. The majority of our leadership has also played key roles in publicly held companies in this sector. In addition, we have a long-term incentive plan that we believe aligns employees with shareholders. We offer these incentives broadly to our employees, and 40% of our employees participated in this plan as of September 30, 2013.

•

Highly Scalable Operating Structure. We manage our core competencies internally and outsource other operations to external vendors. Our outsourcing model provides us with predictable pricing and volume capabilities and also allows us to benefit from technological developments that enhance our customer experience and sales processes in ways that we would not otherwise have without deploying more capital. For example, our arrangement with Transaction Applications Group, Inc., a subsidiary of Dell Inc. (“Transaction Group”), allowed us to launch our core Prosperity Elite product in a short time without adding employees while growing this product from inception in August 2011 to $1,636.7 million in sales over a period of only 25 months.

•

Strong Risk Management Culture. Risk assessment and management is an important aspect of every decision we make. Our Chief Risk Officer heads our risk management process and reports directly to our CEO, who actively reviews more significant risks. Our Enterprise Risk Committee is comprised of our entire executive management team, including the CEO, and discusses and approves all risk policies and reviews and approves risks associated with our activities. We manage our risk limits based on two key metrics: regulatory capital and earnings sensitivities. Our Enterprise Risk Committee regularly reviews our operational, governance, strategy, product distribution and investment risks.

•

Conservative Investment Portfolio. We maintain a high quality, conservatively positioned investment portfolio, as our business model is designed to allow us to operate profitably without over-reliance on investment returns. As of September 30, 2013, 96.1% of our fixed maturity investment portfolio was rated NAIC 2 or higher (investment grade), with 61.5% having a NAIC 1 rating. As of December 31, 2012, $393.0 million, or 2.8% of our fixed maturity securities were rated NAIC 3 or lower compared to 6.0% for the life insurance industry, based on SNL Financial industry data. We also have a conservative approach to asset-liability management: at September 30, 2013, our average asset duration was less than our average liability duration by 0.6 years.

•

Strong Balance Sheet and Cash Flow Profile. We maintain strong capital balances, including an RBC ratio of over 350%, and our long-term target of total debt to total U.S. generally accepted accounting principles (“U.S. GAAP”) capital ratio (excluding accumulated other comprehensive income (“AOCI”)) is in the mid-20% range. As of September 30, 2013, FGLIC had $1,135.5 million of TAC and an RBC ratio of 450%, which is substantially above management’s internal target and applicable regulatory minimums and does not reflect $75.4 million of cash and investments at FGLH. We believe the $326.8 million in capital above our target RBC ratio of 350% that we have developed over the last three years, together with the additional capital provided in this offering, will provide us flexibility to capitalize on the sales growth opportunities we currently see in our market.

Our Strategy

We will seek to grow our business by pursuing a set of short-, medium- and long-term efforts aimed at delivering sustainable and profitable growth for shareholders. Our main strategies include:

•

Increase Market Share in Our Existing Market. We believe that increasing demand for retirement and principal protection products combined with an evolving competitive landscape present us with significant opportunities to grow with the market and through increased market share. We will continue to pursue tactical opportunities to increase shelf space in the IMO market. We expect to increase the size of our account management team to strengthen coverage of key accounts and actively pursue relationships with IMOs with whom we currently do not conduct business. At the same time, we will continue to make regular modifications to rates and features based on the investment environment to remain competitive with other carriers, and also continue to develop unique, proprietary products for select marketing.

•

Expand the Types of Products We Sell. We also expect to develop and distribute new products that will address important unmet needs of middle-income households and a growing senior population. These products are expected to diversify our asset, liability and revenue mix as well as help us to capitalize on the significant future growth opportunities we perceive. We are well-positioned to offer products through our current distribution system in, for example, the group, non-medical and niche life-insurance product markets.

•

Diversify Our Distribution Channels. We will leverage our strong capital position and target higher ratings to develop broader relationships with broker-dealers, banks and financial planning professionals, thereby increasing the ways in which we reach our customers and eventually reaching our customers directly. Effective implementation will require phased investment over a number of years in institutional relationships, systems, marketing, wholesaling and product development.

•

Selectively Pursue Acquisitions. Although acquisitions are not the primary focus of our current business strategy, we actively monitor the life insurance and annuity markets for opportunities to acquire businesses, which are compatible with our existing operations. We also look for opportunities to acquire seasoned blocks of in-force business with measurable experience, which can help leverage our existing operational and corporate structures to generate enhanced returns on invested capital.

•

Bottom-line, Profit-oriented Objectives. We focus on initiatives that we expect will deliver target profits and avoid markets and products when industry pricing makes it difficult to achieve targeted profit margins.

SUMMARY RISK FACTORS

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•

our assumptions and estimates regarding mortality, persistency, expenses, interest rates, tax liability, business mix, frequency of claims, contingent liabilities, performance and fair value of our investments, among others, could differ from actual experience and adversely affect our financial condition and results of operations;

•

a downgrade or potential downgrade in our financial strength rating or credit ratings could make our product offerings less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations;

•	the stock of our primary operating subsidiary is subject to the security interest of its former owner;

•	HGI has substantial indebtedness and has pledged its shares of our stock to secure a portion of such indebtedness;

•

we and HGI are currently involved with ongoing law enforcement and regulatory investigations and may be the target of future litigation, law enforcement investigations or increased regulatory scrutiny;

•	our business is highly regulated and subject to numerous legal restrictions and regulations, and changes in regulation or the application of regulation may reduce our profitability;

•	we may be adversely affected if our reinsurers are unable to meet their obligations, increase their rates, or become subject to adverse developments;

•	restrictions on our ability to use captive reinsurers could adversely impact our competitive position and statutory capital and surplus position;

•	we could be forced to sell investments at a loss to cover policyholder withdrawals, which could adversely affect our financial condition and results of operations;

•	our business, financial condition and results of operations could be negatively affected by interest rate fluctuations;

•	equity and credit market volatility could negatively impact our business;

•	sales of our products could be affected by changes in federal income tax laws;

•	our intent to distribute a substantial portion of the proceeds from this offering to HGI;

•	HGI’s continuing controlling interest in us following the offering may result in conflicts of interest that adversely impact our public shareholders; and

•	the lack of comparability of our recent operating results from period to period.

OWNERSHIP AND CORPORATE INFORMATION

We are a holding company with no operations of our own. Our only significant asset and source of cash is our indirect wholly owned subsidiary, FGLIC, an Iowa life insurance company. We also indirectly own Fidelity & Guaranty Life Business Services, Inc. (“FGL Services”), which employs our employees and provides administrative services such as processing payroll and vendor payments on an at-cost basis to our insurance subsidiaries. On September 28, 2001, FGLIC was acquired by Old Mutual plc through Old Mutual US Life Holdings (“OMUSLH”). In 2010, Old Mutual plc publicly announced plans to sell OMUSLH as part of a corporate reorganization.

In April 2011, OMUSLH was acquired by HGI through Harbinger F&G, LLC, a holding company formed in connection with the acquisition of OMUSLH by HGI. OMUSLH changed its name to Fidelity & Guaranty Life Holdings, Inc. following the acquisition (the “FGLH Acquisition”). On August 26, 2013, Harbinger F&G, LLC, a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion and renamed itself Fidelity & Guaranty Life. Prior to the statutory conversion, Harbinger F&G, LLC distributed its ownership interests in its wholly owned subsidiaries, HGI Real Estate, LLC and FS HoldCo Ltd. (together with its subsidiaries, “Front Street”), a reinsurer, to HGI, as well as all of Harbinger F&G, LLC’s rights, title, interest, liabilities and obligations under its litigation against OM Group (UK) Limited (“OMGUK”) related to a claimed $50 million purchase price adjustment in connection with the FGLH Acquisition.

Prior to the completion of this offering, and after the statutory conversion, all shares of our common stock were beneficially owned by HGI. After the completion of this offering, HGI will beneficially own (directly or indirectly) 47 million shares of our common stock, which reflects a 4,700-for-1 stock split of our shares of common stock effected on November 26, 2013, or approximately 82.8% of our outstanding common stock, assuming the underwriters’ over-allotment option is not exercised. As a result, we expect to qualify as, and elect to be, a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules following the completion of this offering. This election will allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NYSE-listed companies. See “Management—Corporate Governance”.

The following diagram is a summary of our corporate organizational structure following this offering, assuming the underwriters’ over-allotment option is not exercised:

(a)	Figures shown are fully diluted by giving effect to the conversion of HGI’s Series A and A-2 Participating Convertible Preferred Stock and certain outstanding options issued to employees. Ignoring dilutive securities, Harbinger Capital Partners and its affiliates own 56.5% of HGI’s common stock with other shareholders (including stock traded on the New York Stock Exchange) owning the remaining 43.5%.
(b)	HGI intends to transfer its ownership of our common stock to FS Holdco Ltd., a wholly-owned subsidiary of HGI, and has received regulatory approval to do so.

*****

We are a Delaware corporation and the address of our principal executive office is 1001 Fleet Street, 6th Floor, Baltimore, MD 21202. Our telephone number is (410) 895-0100. Our website address is https://home.fglife.com/. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

THE OFFERING

Common stock offered by us	9,750,000 shares

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase an additional 1,462,500 shares of common stock from us to cover over-allotments, if any.

Common stock to be outstanding after this offering	56,750,000 shares (or 58,212,500 shares if the over-allotment option is exercised in full).

Use of proceeds	We intend to use the net proceeds from this offering for working capital to support the growth of our business and other general corporate purposes, including the costs associated with being a public company and to pay a special dividend to HGI. The dividend to HGI will be the lesser of (i) $50 million and (ii) 25% of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses. See “Use of Proceeds”.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

Dividend policy	We initially expect to pay quarterly cash dividends to holders of our common stock of approximately $0.065 per share, subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, operating results, current and anticipated cash needs and plans for growth, legal requirements and other factors that the board of directors deems relevant. See “Dividend Policy”.

Conflicts of Interest	Jefferies LLC, one of the participating underwriters, is a wholly owned subsidiary of Leucadia National Corporation, which through subsidiaries beneficially owns more than 10% of HGI’s outstanding shares of common stock, and more than 5% of the net proceeds of this offering will be used to pay a dividend to HGI. See “Use of Proceeds”. As a result, the Financial Industry Regulatory Authority, Inc. (“FINRA”) deems Jefferies LLC to have a “conflict of interest” within the meaning of Rule 5121 of the FINRA Conduct Rules (“Rule 5121”). Rule 5121 permits Jefferies LLC to participate in the offering notwithstanding this conflict of interest because the offering satisfies Rule 5121(a)(1)(A). See “Underwriting (Conflicts of Interest)—Conflicts of Interest”.

NYSE trading symbol	“FGL”

As of September 30, 2013, 47,000,000 shares of our common stock were outstanding, which reflects a 4,700-for-1 stock split effected on November 26, 2013. See “Description of Capital Stock”.

Unless we indicate otherwise, the information in this prospectus assumes the following:

•	a 4,700 -for-1 stock split of our shares of common stock effected on November 26, 2013;

•

the issuance of 9,750,000 shares of common stock in this offering at the initial public offering price of $18.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	the effectiveness of the amendments to our certificate of incorporation and by-laws to be adopted prior to the completion of this offering.

Unless we indicate otherwise, the information in this prospectus does not reflect:

•	any exercise by the underwriters of the over-allotment option; and

•	2,837,500 shares of common stock reserved for future issuance under the Fidelity & Guaranty Life 2013 Stock Incentive Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and as of the dates indicated, our summary predecessor and successor historical consolidated financial and operating data. For financial statement purposes, FGLH has been identified as the predecessor and FGL as the successor. We have prepared the summary financial and operating data, other than statutory and certain other data, in conformity with U.S. GAAP.

We have derived the summary predecessor financial and operating data for the period from January 1, 2011 through April 5, 2011 from the audited consolidated financial statements of FGLH included elsewhere in this prospectus. We have derived the summary successor financial and operating data (i) as of and for the years ended September 30, 2013 and 2012, and for the period from April 6, 2011 through September 30, 2011, from the audited consolidated financial statements of FGL included elsewhere in this prospectus; and (ii) as of September 30, 2011 from the audited consolidated financial statements of FGL not included in this prospectus. We have derived the summary predecessor financial and operating data as of April 5, 2011 from the unaudited condensed consolidated financial statements of FGLH not included in this prospectus.

We have derived the statutory data from the statements filed by our insurance subsidiaries with regulatory authorities and have prepared the statutory data in accordance with SAP, which vary in certain respects from U.S. GAAP. See Note 17, Insurance Subsidiary Financial Information, in the audited consolidated financial statements for the year ended September 30, 2013, for a discussion of the material differences between SAP and U.S. GAAP.

You should read the following information in conjunction with the sections entitled “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” including “—Presentation of Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	FIDELITY & GUARANTY LIFE (SUCCESSOR)			FIDELITY & GUARANTY LIFE HOLDINGS, INC. (PREDECESSOR)
(in millions, except per share amounts, percentages and ratios)	YEAR ENDED		PERIOD FROM	PERIOD FROM
	SEPTEMBER 30, 2013(j)	SEPTEMBER 30, 2012	APRIL 6, 2011 – SEPTEMBER 30, 2011	JANUARY 1, 2011 – APRIL 5, 2011
Revenues:
Premiums	$58.7	$55.3	$39.0	$53.7
Net investment income	708.0	716.2	369.8	232.6
Net investment gains (losses)	517.7	410.0	(166.9)	84.5
Insurance and investment product fees and other	61.5	40.3	48.9	23.8

Total revenues	1,345.9	1,221.8	290.8	394.6

Benefits and expenses:
Benefits and other changes in policy reserves	532.9	777.4	247.6	228.7
Acquisition and operating expenses, net of deferrals	109.8	123.9	75.8	23.1
Amortization of intangibles	184.5	160.7	(11.1)	131.7

Total benefits and expenses	827.2	1,062.0	312.3	383.5

Operating income (loss)	518.7	159.8	(21.5)	11.1
Interest expense(a)	(11.5)	(2.6)	(1.9)	(5.9)
Bargain purchase gain from business acquisition	—	—	158.3	—
Gain on contingent purchase price reduction	—	41.0	—	—
Other income, net	0.2	0.2	—	—

Income before income taxes	507.4	198.4	134.9	5.2
Income tax (expense) benefit	(159.7)	145.7	41.7	7.8

Net income	$347.7	$344.1	$176.6	$13.0

Earnings per share(b):
Net earnings per share	$7.40	$7.32	$3.76	N/A
Common shares outstanding	47.0	47.0	47.0	N/A

Other Operating Data:
Pretax AOI(c)	$203.5	$57.8	$44.7	N/A
Return on equity, after tax AOI(d)	14.1%	5.7%	11.3%	N/A
Return on AAUM, after tax AOI(e)	0.8%	0.2%	0.4%	N/A

Balance Sheet Data (as of period end)(f):
Cash and cash equivalents	$1,204.3	$1,054.6	$820.9	$904.7
Total investments	16,222.5	16,556.5	15,751.1	15,818.9
Total assets	22,429.2	20,990.3	19,408.1	20,587.9
Contractholder funds	15,248.2	15,290.5	14,550.0	14,967.3
Future policy benefits	3,556.8	3,614.8	3,598.2	3,464.6
Notes payable	300.0	—	95.0	248.5
Total equity	1,164.9	1,290.8	675.4	1,351.1
Total equity excluding AOCI	1,052.0	856.3	515.9	1,329.9

Cashflow Data:
Net cash provided by (used in):
Operating activities	$335.7	300.0	(25.4)	273.9
Investing activities	(89.8)	53.0	902.9	242.5
Financing activities	(96.2)	(119.4)	(56.8)	(251.0)

Other Statutory Data:
Statutory net gain from operations before net realized capital gains(g)	$38.1	$156.6	$43.3	$10.8
Total adjusted statutory capital(h)	$1,135.5	$901.4	$861.6	$940.2
Company action level RBC ratio(i)	450%	355%	338%	367%

(a)	“Interest expense” has been reclassified out of “Benefits and expenses” in the predecessor periods to conform to the presentation of the financial statements in the successor periods.

(b)	Common shares outstanding and per share amounts give retroactive effect to our statutory conversion on August 26, 2013 and the 4,700-for-1 stock split of our shares of common stock effected on November 26, 2013. Net earnings per share and Common shares outstanding are unaudited except for the year ended September 30, 2013.

(c)	Pretax Adjusted Operating Income (“Pretax AOI”) is a non-U.S. GAAP measure used in the successor period only. Pretax AOI is calculated by adjusting income before income taxes to eliminate (i) interest expense and other, (ii) certain gains related to the FGLH Acquisition, (iii) the impact of net investment gains, excluding gains and losses on derivatives and including net other-than-temporary impairment (“OTTI”) losses recognized in operations, (iv) the effect of changes in the rates used to discount the FIA embedded derivative liability and (v) the effects of acquisition-related reinsurance transactions, net of the corresponding value of business acquired (“VOBA”) and deferred acquisition costs (“DAC”) impact related to these adjustments. These items fluctuate from period-to-period in a manner inconsistent with our core operations. Accordingly, we believe using a measure which excludes their impact is effective in analyzing the trends of our operations. Together with income before income taxes, we believe Pretax AOI provides a meaningful financial metric that helps investors understand our underlying results and profitability. Our Pretax AOI may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Pretax AOI in the same manner as we do.

The adjustments to income before income taxes noted in the table below are net of amortization of DAC and VOBA. Amounts attributable to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuate from period to period based upon changes in the fair values of call options purchased to hedge the annual index credits for FIAs, changes in the interest rates used to discount the embedded derivative liability, and the fair value assumptions reflected in the embedded derivative liability. The accounting standards for fair value measurement require the discount rates used in the calculation of the embedded derivative liability to be based on risk-free interest rates. The impact of the change in risk-free interest rates has been removed from operating income. Additionally, in evaluating our operating results, the effects of acquisition-related reinsurance transactions have been removed from income before income taxes.

The following is a reconciliation of Pretax AOI to the corresponding U.S. GAAP measure, income before income taxes:

	FIDELITY & GUARANTY LIFE (SUCCESSOR)
	YEAR ENDED SEPTEMBER 30, 2013	YEAR ENDED SEPTEMBER 30, 2012	PERIOD FROM APRIL 6, 2011 – SEPTEMBER 30, 2011
(in millions)
Reconciliation to income before income taxes:
Income before income taxes	$507.4	$198.4	$134.9
Interest expense and other	11.3	2.4	1.9
Bargain purchase gain from business acquisition	—	—	(158.3)
Gain on contingent purchase price reduction	—	(41.0)	—

Operating income (loss)	518.7	159.8	(21.5)
Effect of investment (gains), net of offsets	(258.3)	(132.4)	(0.6)
Effect of change in FIA embedded derivative discount rate, net of offsets	(53.5)	18.6	42.6
Effect of acquisition-related reinsurance	(3.4)	11.8	24.2

Pretax AOI	$203.5	$57.8	$44.7

During the period prior to the FGLH Acquisition (the predecessor period above), we used a different economic measure to evaluate financial performance that is not comparable or meaningful to include in this summary.

(d)	Return on Equity, After Tax AOI. Return on Equity, After Tax AOI is a non-U.S. GAAP measure used in the successor periods only. It is calculated by dividing after tax adjusted operating income (“After Tax AOI”) (using an effective tax rate of 35%) by total average equity (excluding AOCI). Average equity (excluding AOCI) is the sum of the equity at the end of each month divided by the number of months in the period. Our Return on Equity, After Tax AOI may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Return on Equity, After Tax AOI in the same manner as we do. During the period prior to the FGLH Acquisition (the predecessor period above) we used a different economic measure to evaluate financial performance that is not comparable or meaningful to include in this summary. For periods less than a full fiscal year, amounts disclosed in the table are annualized.

	FIDELITY & GUARANTY LIFE (SUCCESSOR)
	YEAR ENDED SEPTEMBER 30, 2013	YEAR ENDED SEPTEMBER 30, 2012	PERIOD FROM APRIL 6, 2011 – SEPTEMBER 30, 2011
(dollars in millions)
Pretax AOI	$203.5	$57.8	$44.7
Effective tax rate(1)	35%	35%	35%
After tax AOI	$132.3	$37.6	$29.1
Average equity (excluding AOCI)	935.3	662.6	515.9
After tax AOI return on average equity (excluding AOCI)(2)	14.1%	5.7%	11.3%

(1)	For illustration purposes only, we have assumed an effective tax rate of 35% for all periods presented.

(2)	Periods less than twelve months have been annualized.

(e)	Return on AAUM, After Tax AOI. Return on AAUM, After Tax AOI is a non-U.S. GAAP measure used in the successor period only. It is calculated by dividing After Tax AOI (using an effective tax rate of 35%) by Average Assets under Management (“AAUM”). AAUM is the sum of the AUM at the end of each month in the period divided by the number of months in the period. Our Return on AAUM, After Tax AOI may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Return on AAUM, After Tax AOI in the same manner as we do. During the period prior to the FGLH Acquisition (the predecessor period above) we used a different economic measure to evaluate financial performance that is not comparable or meaningful to include in this summary. For periods less than a full fiscal year, amounts disclosed in the table are annualized.

	FIDELITY & GUARANTY LIFE (SUCCESSOR)
	YEAR ENDED SEPTEMBER 30, 2013	YEAR ENDED SEPTEMBER 30, 2012	PERIOD FROM APRIL 6, 2011 – SEPTEMBER 30, 2011
(dollars in millions)
	(unaudited)	(unaudited)	(unaudited)
After tax AOI	$132.3	$37.6	$29.1
AAUM	$16,311.9	$16,111.9	$16,272.3
After tax AOI return on AAUM	0.8%	0.2%	0.4%

(f)	Balance sheet data as of April 5, 2011 is unaudited.

(g)	Statutory Net Gain from Operations before Net Realized Capital Gains. Based on SAP prescribed or permitted by regulatory authorities for our insurance subsidiaries after appropriate elimination of intercompany accounts among such subsidiaries.

(h)	Total Adjusted Statutory Capital. Derived from the statutory statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with SAP.

(i)	Company Action Level RBC Ratio. Calculated by dividing TAC by company action level RBC, which is a measure of the capital resources that an insurer holds to protect customers against adverse developments.

(j)	On August 9, 2013, we distributed our ownership interests in the parent company of Front Street to HGI. As a result, Front Street’s results will not be included in our results for any period after Fiscal Year 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for further details on Front Street results.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Special Note Regarding Forward-Looking Statements”.

Risks Relating to Our Business

Our results of operations and financial condition depend on the accuracy of a broad range of assumptions and estimates made by our management.

We make certain assumptions and estimates regarding mortality, persistency, expenses, interest rates, tax liability, business mix, frequency of claims, contingent liabilities, investment performance and other factors related to our business and anticipated results. We rely on these assumptions and estimates to estimate the amounts of VOBA, policy liabilities and accruals, future earnings and various components of our consolidated balance sheet. These assumptions are also used in making decisions crucial to the operation of our business, including the pricing of products and expense structures related to products. These assumptions and estimates incorporate many factors, none of which can be predicted with certainty. Our actual experiences, as well as changes in estimates, are used to prepare our consolidated statement of operations. To the extent our actual experience and changes in estimates differ from original estimates, our business, operations and financial condition may be materially adversely affected. We have minimal experience to date on policyholder behavior for our guaranteed minimum withdrawal benefit (“GMWB”) products which we began issuing in 2008; as a result, future experience could lead to significant changes in our assumptions. If emerging experience deviates from our assumptions on GMWB utilization, such deviations could have a significant effect on our reserve levels and related results of operations.

The calculations we use to estimate various components of our balance sheet and consolidated statement of operations are necessarily complex and involve analyzing and interpreting large quantities of data. The assumptions and estimates required for these calculations involve judgment and by their nature are imprecise and subject to changes and revisions over time. Accordingly, our results may be adversely affected from time to time by actual results differing from assumptions, by changes in estimates and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates”.

Our financial condition and results of operations could be adversely impacted if our assumptions regarding the fair value and future performance of our investments differ from actual experience.

We make assumptions regarding the fair value and expected future performance of our investments. For example, expectations that our investments in residential and commercial mortgage-backed securities (“RMBS” and “CMBS”, respectively) will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value and considering the performance of the underlying assets. We have increased our non-agency RMBS holdings recently from $660.6 million at September 30, 2012 to $1,368.0 million at September 30, 2013. It is possible that the collateral underlying these investments will not meet performance expectations and the lower performance levels may lead to adverse changes in the cash flows on our holdings of these types of securities. This could lead to potential future OTTI within our portfolio of mortgage-backed and asset-backed securities (“ABS”). In addition, expectations that our investments in corporate securities or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process. It is possible that issuers of corporate securities in which we have invested will perform worse than current expectations. Such events may lead us to recognize potential future OTTI within our portfolio of corporate securities. We recorded OTTI charges of approximately $2.9 million and $22.8 million for the fiscal years ended September 30, 2013 and 2012, respectively. It is also possible that such unanticipated events would lead us to dispose of certain of those holdings and recognize the effects of any market movements in our financial statements. It is possible that actual values will differ from our assumptions. Such events could result in a material change in the value of our investments, business, operations and financial condition.

A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could make our product offerings less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations.

Various nationally recognized rating agencies review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder and contractholder obligations. These ratings are important to maintaining public confidence in our products, our ability to market our products and our competitive position. Any downgrade or other negative action by a rating agency with respect to the financial strength ratings of our insurance subsidiaries could materially adversely affect us in many ways, including the following:

•	reducing new sales of insurance products;

•	adversely affecting relationships with distributors, IMOs and sales agents;

•	increasing the number or amount of policy lapses or surrenders and withdrawals of funds;

•	requiring a reduction in prices for our insurance products and services in order to remain competitive;

•	adversely affecting our ability to obtain reinsurance at a reasonable price, on reasonable terms or at all; and

•	requiring us to collateralize reserves, balances or obligations under reinsurance and securitization agreements.

Rating agencies assign ratings based upon several factors. While most of these factors relate to the rated company, some factors relate to the views of the rating agency, general economic conditions and circumstances outside the rated company’s control. In addition, rating agencies use various models and formulas to assess the strength of a rated company, and from time to time rating agencies have, in their discretion, altered the models and may do so in the future in ways that negatively impact the financial strength ratings of our insurance subsidiaries and make it more difficult to maintain or obtain comparable ratings going forward. As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results of operations, financial condition and liquidity. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies which could cause our business and operations to suffer. If the financial strength ratings of our insurance subsidiaries are downgraded, we anticipate that our sales of new policies will be adversely impacted and that we could experience substantial surrenders of existing policies. In order to improve or maintain their financial strength ratings, our insurance subsidiaries may limit the amount of dividends that they would otherwise pay to us. In that regard, we may implement business strategies to improve the RBC ratio of our insurance subsidiaries to a level anticipated by the rating agencies to maintain or improve our current rating. If we are unable to achieve this level, we may limit dividend payments from FGLIC to the extent necessary. We cannot guarantee these measures will be successful, and if FGLIC fails to maintain such a target RBC ratio, its financial strength rating could suffer. We cannot predict what actions rating agencies may take in the future, and failure to improve or maintain current financial strength ratings could adversely affect our financial condition and results of operations.

We are required to maintain minimum ratings as a matter of routine practice under our over-the-counter derivative agreements on forms promulgated by the International Swaps and Derivatives Association, Inc. (“ISDA”). Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open derivative contracts between the parties, at which time any amounts payable by us or the counterparty would be dependent on the market value of the underlying derivative contracts. Our current rating allows multiple counterparties the right to terminate ISDA agreements. As of September 30, 2013, the amount at risk for ISDA agreements which could be terminated based upon our current ratings was $221.8 million, which equals the fair value to us of the open over-the-counter call option positions. The fair value of the call options can never decrease below zero. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Credit Risk and Counterparty Risk”. No ISDA agreements have been terminated, although the counterparties have reserved the right to terminate the ISDA agreements at any time. Additionally, under certain insurance reserve financing arrangements, if FGLH were to take certain actions without the counterparties consent, and such actions resulted in a specified financial strength ratings downgrade, FGLH would be in default.

In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed predetermined thresholds. These thresholds vary by counterparty and credit rating. As of September 30, 2013 and September 30, 2012, $72.0 million and $0 million, respectively, of collateral was posted by our counterparties. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $149.8 million and $200.7 million at September 30, 2013 and September 30, 2012, respectively.

The amount of statutory capital that our insurance subsidiaries have and the amount of statutory capital that they must hold to maintain their financial strength ratings and meet other requirements can vary significantly from time to time and are sensitive to a number of factors outside of our control.

Our insurance subsidiaries are subject to regulations that provide minimum capitalization requirements based on RBC formulas for life insurance companies that establish capital requirements relating to insurance, business, asset, interest rate, and certain other risks.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, most of which are outside of our control, including, but not limited to, the following:

•	the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions);

•	the amount of additional capital our insurance subsidiaries must hold to support business growth;

•	changes in reserve requirements applicable to our insurance subsidiaries;

•	our ability to access capital markets to provide reserve relief;

•	changes in equity market levels;

•	the value of certain fixed-income and equity securities in our investment portfolio;

•	changes in the credit ratings of investments held in our portfolio;

•	the value of certain derivative instruments;

•	changes in interest rates;

•	credit market volatility;

•	changes in consumer behavior; and

•	changes to the RBC formulas and interpretation of the NAIC instructions with respect to RBC calculation methodologies.

The financial strength ratings of our insurance subsidiaries are significantly influenced by their statutory surplus amounts and capital adequacy ratios. Rating agencies may also implement changes to their internal models, which differ from the RBC capital model, that have the effect of increasing or decreasing the amount of statutory capital our insurance subsidiaries must hold in order to maintain their current ratings. In addition, rating agencies may downgrade the investments held in our portfolio, which could result in a reduction of our capital and surplus and our RBC ratio.

In extreme equity market declines, the amount of additional statutory reserves our insurance subsidiaries are required to hold for fixed indexed products may decrease at a rate less than the rate of change of the market value of the invested assets. This mismatch could result in a reduction of the capital, surplus or RBC ratio of our insurance subsidiaries. To the extent that an insurance subsidiary’s RBC ratios are deemed to be insufficient, we may seek to take actions either to increase the capitalization of the insurer or to reduce the capitalization requirements. If we are unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade.

While the amount of statutory reserves is not directly affected by changes in interest rates, additional statutory reserves may be required as the result of an asset adequacy analysis, and this analysis of cash flow testing is altered by rising or falling interest rates and widening credit spreads.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in RBC ratios also limits the ability of an insurance subsidiary to make dividends or distributions to us and could be a factor in causing rating agencies to downgrade the insurer’s financial strength ratings, which could have a material adverse effect on our business, results of operations and financial condition.

The stock of our primary operating subsidiary is subject to the security interest of its former owner.

Fidelity & Guaranty Life and FGLH have granted the security interests in the shares of capital of FGLH and FGLIC to OMGUK in order to secure our indemnity obligations under the stock purchase agreement relating to the FGLH Acquisition. We are currently in litigation with OMGUK over its obligation to pay us a $50 million purchase price adjustment under that agreement. In August 2013, we transferred all of our rights, title, interest, liabilities and obligations under the litigation, including the right to receive such purchase price adjustment, to HGI. Although we are not aware of any events or transactions that would obligate us to perform under the obligations secured by the pledges, if we were to fail to perform such obligations, OMGUK could foreclose on the pledged shares, which would have a material adverse effect on our financial condition and results of operations.

HGI has substantial indebtedness and has pledged its shares of our stock to secure a portion of such indebtedness.

HGI has substantial indebtedness and has pledged its shares of our stock to secure a portion of such indebtedness, which includes HGI’s $925.0 million of 7.875% senior secured notes due 2019 (the “HGI 2019 Notes”). If HGI were in default on the debt secured by this pledge, the holders of the HGI 2019 Notes could foreclose upon these shares and sell them to third parties, resulting in a change of control of our Company. This could cause us to be required to repurchase debt issued by FGLH on unfavorable terms. See “—The indenture governing the 6.375% senior notes due 2021 issued by FGLH imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities”. In addition, HGI’s debt service requirements could result in decisions by our board of directors to pay dividends at a rate necessary to meet HGI’s cash requirements, which could leave us with less cash available to execute our business plan or invest in attractive business opportunities.

We and HGI are currently involved with certain ongoing law enforcement and regulatory investigations and may be the target of future litigation, law enforcement investigations or increased regulatory scrutiny.

The financial services industry, including the insurance sector, is sometimes the target of law enforcement and regulatory investigations or other actions resulting from such investigations. For example, FGLIC is currently under review by the New York State Department of Financial Services (“NYDFS”) related to the possible unauthorized sale of insurance by FGLIC within the State of New York. Resulting publicity about any such investigation or action may generate inquiries or investigations into or litigation against other financial services companies, even those who do not engage in the business lines or practices at issue in the original action. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our management from its business.

In addition, Philip A. Falcone is the Chairman and Chief Executive Officer of HGI, our ultimate parent company, and the ultimate controlling person of FGL. On August 19, 2013, the SEC announced that Mr. Falcone, Harbinger Capital Partners LLC (“HCP”) and certain of its affiliated entities (together with HCP, the “HCP Parties”) agreed to a settlement with the SEC to resolve all matters related to two pending civil actions filed by the SEC against the HCP Parties.

The HCP Parties agreed to pay a fine and make certain admissions of fact regarding activities relating to the HCP Parties. Mr. Falcone also agreed to be enjoined for a five-year period from acting as or being an associated person of any “broker”, “dealer”, “investment adviser”, “municipal securities dealer”, “municipal adviser”, “transfer agent”, or “nationally recognized statistical rating organization” (after which Mr. Falcone may seek the consent of the SEC to have the injunction lifted). Under the settlement, Mr. Falcone may continue to own and control HGI and serve as its Chief Executive Officer and Chairman of its board.

The settlement was approved by the federal court overseeing the action. HGI and its subsidiaries, including us, are not parties to the settlement and the duties and obligations described therein are the duties and obligations of Mr. Falcone and the HCP Parties and not of HGI, FGL or their respective subsidiaries. HGI may continue to own and control us.

In addition, on October 7, 2013, the NYDFS announced an agreement with Mr. Falcone, HGI, FGLH and Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”) that Mr. Falcone will not exercise control, within the meaning of New York insurance law, over FGL NY Insurance or any other New York-licensed insurer for seven years (the “NYDFS commitment”). Pursuant to the NYDFS commitment, neither Mr. Falcone nor any employee of HCP shall serve as one of our officers or directors, or of any of our subsidiaries, nor may they be involved in any investment decisions made by us or our subsidiaries. Mr. Falcone also agreed to recuse himself from participating in any vote of the board of HGI relating to the election or appointment of officers or directors of such companies. Under the NYDFS commitment, FGLH also agreed to maintain FGL NY Insurance’s RBC level at no less than 225% company action level RBC ratio, and to establish a trust account funded with $18.5 million of cash or eligible securities to support that agreement. FGL NY Insurance agreed to file quarterly estimated RBC reports in addition to the annual reports required by law.

Neither FGL nor any of our directors, officers or subsidiaries were involved in the SEC settlement or any of the implicated activities. Neither Mr. Falcone nor any employee of HCP is a director or officer of us or any of our subsidiaries and we do not expect the SEC settlement, the NYDFS commitment or the agreement described below with the Iowa Insurance Commissioner (“Iowa Commissioner”) to have any direct material impact on our business and operations. However, we cannot be certain that our business will not suffer indirect consequences in dealing with third parties as a result of the publicity and the facts surrounding the SEC settlement and the fines imposed by the SEC on the HCP Parties, including potential counterparties and regulators who may be concerned about the implications of the SEC settlement and the HCP Parties’ affiliation with us. We also cannot be certain of what impact on our license or operations we could experience if the parties to the NYDFS commitment do not perform to NYDFS’ satisfaction.

In addition, in connection with its re-domestication to Iowa, FGLIC agreed to the conditions set by the Iowa Commissioner that neither Mr. Falcone nor any employees of HCP may serve as an officer or director of FGLIC or FGL (but FGLIC may request that the Iowa Insurance Division (“IID”) lift this restriction after five years); neither Mr. Falcone nor HCP shall be involved in making investment decisions for FGLIC or any funds withheld account that supports credit for reinsurance for FGLIC for five years; and, within three months of this offering, FGL shall have an audit committee that complies with Iowa regulation 191-98.13(8) which requires that 75% of the audit committee’s members be independent.

Future legislation or regulation or governmental views on business practices in the financial services industry may result in us altering our practices in ways that could adversely affect our business and results of operations. It is impossible to predict the outcome of such investigations or actions, whether they will expand into other areas not yet contemplated, whether they will result in changes in regulation, whether activities currently thought to be lawful will be characterized as unlawful, or the impact, if any, of such scrutiny on the financial services and insurance industry or on us. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us or our affiliates can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our business and results of operations.

Our business is highly regulated and subject to numerous legal restrictions and regulations.

State Regulation

Our business is subject to government regulation in each of the states in which we conduct business. Such regulation is vested in state agencies having broad administrative, and in some instances discretionary, authority with respect to many aspects of our business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers and capital adequacy, and is concerned primarily with the protection of policyholders and other customers rather than shareholders. At any given time, we and our insurance subsidiaries may be the subject of a number of ongoing financial or market conduct examinations, audits or inquiries. From time to time, regulators raise issues during such examinations or audits that could, if determined adversely, have a material impact on our business.

Recently we have received inquiries from a number of state regulatory authorities regarding our use of the U.S. Social Security Administration’s Death Master File (“Death Master File”) and compliance with state claims practices regulations and unclaimed property or escheatment laws. The NYDFS issued a letter and subsequent regulation requiring life insurers doing business in New York to use the Death Master File or similar databases to determine if benefits were payable under life insurance policies, annuities and retained asset accounts. Other states have enacted laws which will impose requirements on insurers to periodically compare their in-force life insurance policies and annuities against the Death Master File or similar databases, investigate any identified potential matches to confirm the death of the insured and determine whether benefits are due and attempt to locate the beneficiaries of any benefits that are due or, if no beneficiary can be located, escheat the benefit to the state as unclaimed property. We have received notice of escheatment audits from several states. We have filed suit in federal court to challenge the audit policies of the California controller and the applicability of California’s unclaimed property laws to FGL generally. It is possible that these requirements will result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws or administrative penalties and expenses. During Fiscal Year 2012, we established aggregate reserves of $13 million, net of reinsurance, to cover potential benefits payable resulting from this ongoing effort and to cover administrative and other expenses related to the audits. While we believe that we have established sufficient reserves with respect to these matters, it is possible that third parties could dispute these amounts and additional payments or additional unreported claims or liabilities could be required or identified given the ongoing regulatory developments, the effects of which could be significant and could have a material adverse effect on our results of operations in any one period.

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy and rate filings, market conduct and business practices of insurance companies domiciled in their states, generally once every three to five years. The regulator in FGLIC’s previous state of domicile, the Maryland Insurance Administration (“MIA”), is currently conducting its routine financial examination of FGLIC for the three-year period ended December 31, 2012. The NYDFS is completing a routine financial examination of FGL NY Insurance for the three-year periods ended December 31, 2009 and December 31, 2012, and the Vermont Department of Financial Regulation is conducting a routine financial examination of Raven Reinsurance Company (“Raven Re”) for the period from April 7, 2011 (commencement of business) through December 31, 2012. FGLIC is currently the subject of nine ongoing market conduct examinations in various states, including a review by the NYDFS related to the possible unauthorized sale of insurance by FGLIC within the state of New York. While FGLIC does not believe that any of the current market conduct examinations it is subject to will result in any fines or remediation orders that will be material to its business, market conduct examinations can result in monetary fines or remediation and generally require FGLIC to devote significant resources to the management of such examinations. As a result of its re-domestication to Iowa, FGLIC will become subject to financial and market conduct examinations by the IID, the primary regulatory authority for Iowa domestic life insurance companies.

NAIC

Although our business is subject to regulation in each state in which we conduct business, in many instances the state regulatory models emanate from the NAIC. State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or interpretations thereof, are often made for the benefit of the consumer and at the expense of the insurer and, thus, could have a material adverse effect on our business, operations and financial condition. We are also subject to the risk that compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. We cannot predict the amount or timing of any such future assessments. There is an additional risk that any particular regulator’s interpretation of a legal or accounting issue may change over time to our detriment, or that changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause us to change our views regarding the actions we need to take from a legal risk management perspective, which could necessitate changes to our practices that may, in some cases, limit our ability to grow and improve profitability.

Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves.

Both the NAIC and certain state insurance regulators have in recent months announced intentions to review the trend of hedge fund and private equity acquisitions of life insurance and annuity companies. Such reviews are ongoing and preliminary and they may result in stricter regulatory scrutiny or additional regulatory restrictions that could be adverse to our ability to grow through acquisitions or to our business generally.

Federal Regulation

At the federal level, bills are routinely introduced in both chambers of the U.S. Congress, which could affect insurance companies. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter for insurance companies or a federal presence in insurance regulation, pre-empting state law in certain respects regarding the regulation of reinsurance, increasing federal oversight in areas such as consumer protection, solvency regulation, employee benefit plan regulation and other matters. We cannot predict whether or in what form reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us or whether any effects will be material.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of the Dodd-Frank Act are or may become applicable to us, our competitors or those entities with which we do business, including, but not limited to:

•	the establishment of federal regulatory authority over derivatives;

•	the establishment of consolidated federal regulation and resolution authority over systemically important financial services firms;

•	the establishment of the Federal Insurance Office;

•	changes to the regulation of broker dealers and investment advisors;

•	changes to the regulation of reinsurance;

•	changes to regulations affecting the rights of shareholders;

•	the imposition of additional regulation over credit rating agencies;

•	the imposition of concentration limits on financial institutions that restrict the amount of credit that may be extended to a single person or entity; and

•	the clearing of derivative contracts.

Numerous provisions of the Dodd-Frank Act require the adoption of implementing rules or regulations. In addition, the Dodd-Frank Act mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, us, our competitors or those entities with which we do business. Legislative or regulatory requirements imposed by or promulgated in connection with the Dodd-Frank Act may impact us in many ways, including, but not limited to:

•	placing us at a competitive disadvantage relative to our competition or other financial services entities;

•	changing the competitive landscape of the financial services sector or the insurance industry;

•	making it more expensive for us to conduct our business;

•	requiring the reallocation of significant company resources to government affairs;

•	increasing our legal and compliance related activities and the costs associated therewith; and

•	otherwise having a material adverse effect on the overall business climate as well as our financial condition and results of operations.

In recent years, the U.S. Securities and Exchange Commission (the “SEC”) and state securities regulators have questioned whether FIAs, such as those sold by us, should be treated as securities under the federal and state securities laws rather than as insurance products exempted from such laws. Treatment of these products as securities would require additional registration and licensing of these products and the agents selling them, as well as cause us to seek additional marketing relationships for these products, any of which may impose significant restrictions on our ability to conduct operations as currently operated. On December 17, 2008, the

Commission voted to approve Rule 151A under the Securities Act of 1933, as amended (“Rule 151A”), and apply federal securities oversight to FIAs issued on or after January 12, 2011. On July 12, 2010, however, the District of Columbia Circuit Court of Appeals vacated Rule 151A. In addition, under the Dodd-Frank Act, annuities that meet specific requirements, including requirements relating to certain state suitability rules, are specifically exempted from being treated as securities by the SEC. We believe that the types of FIAs FGLIC and FGL NY Insurance sell meet these requirements and therefore are exempt from being treated as securities by the SEC and state securities regulators. However, there can be no assurance that federal or state securities laws or state insurance laws and regulations will not be amended or interpreted to impose further requirements on FIAs.

We may also be subject to regulation by the U.S. Department of Labor (“DOL”) when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Severe penalties are imposed for breach of duties under ERISA.

Other Regulation

Other types of regulation that could affect us include insurance company investment laws and regulations, state adopted statutory accounting principles, antitrust laws, minimum solvency requirements, federal privacy laws, insurable interest laws and federal anti-money laundering and anti-terrorism laws.

Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business. There are a number of risks that may arise where applicable regulations may be unclear, subject to multiple interpretations or under development or where regulations may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. See “Business—Regulation” for further discussion of the impact of regulations on our business.

We cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on us if enacted into law. In addition, because our activities are relatively concentrated in a small number of lines of business, any change in law or regulation affecting one of those lines of business could have a disproportionate impact on us as compared to other more diversified insurance companies.

Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.

We, like other financial services companies, are involved in litigation and arbitration in the ordinary course of business. Although we do not believe that the outcome of any such litigation or arbitration will have a material adverse effect on our financial condition, it is possible our results of operations and cash flows could be materially affected by an unfavorable outcome. More generally, we operate in an industry in which various practices are subject to scrutiny and potential litigation, including class actions. In addition, we sell our products through IMOs, whose activities may be difficult to monitor. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments.

Our reinsurers, including Wilton Re and Front Street, could fail to meet assumed obligations, increase their rates, or become subject to adverse developments that could materially adversely affect our business, financial condition and results of operations.

Our insurance subsidiaries cede material amounts of insurance and transfer related assets and certain liabilities to other insurance companies through reinsurance. For example, a material amount of liabilities were reinsured to Wilton Reinsurance Company (“Wilton Re”) in 2011 and to Front Street in 2012. As of September 30, 2013, the amount recoverable from Wilton Re and Front Street was $1.5 billion and $1.4 billion, respectively. Given our significant concentration of reinsurance with Wilton Re, if Wilton Re fails to perform its obligations under the various reinsurance treaties, such failure could have a material impact on our financial position. See “Business— Reinsurance—Wilton Re Transaction”. However, notwithstanding the transfer of related assets and certain liabilities, we remain liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed. Accordingly, we bear credit risk with respect to our reinsurers, including our reinsurance arrangements with Wilton Re. The failure, insolvency, inability or unwillingness of Wilton Re or other reinsurers to pay under the terms of reinsurance agreements with us could materially adversely affect our business, financial condition and results of operations.

Our ability to compete is dependent on the availability of reinsurance or other substitute financing solutions, both of which could involve the use of reinsurance affiliates referred to generally as “captives”. Premium rates charged by us are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges us for the reinsurance. Therefore, if the cost of reinsurance were to increase, if reinsurance were to become unavailable on commercially reasonable terms or at all, if alternatives to reinsurance were not available to us, if the use of captives were materially restricted through regulation, including certain general proposals under consideration by the NAIC, or if a reinsurer should fail to meet its obligations, our business, financial condition and results of operations could be materially adversely affected.

If a reinsurer loses its accredited reinsurer status in any state where we are licensed to do business, or captives upon which we rely are disqualified from providing reserve relief, we will not be entitled to take credit for reinsurance in that state if the reinsurer does not post sufficient qualifying assets in a qualifying trust or post qualifying letters of credit, and we would be required to establish additional reserves. Similarly, the credit for reinsurance taken by our insurance subsidiaries under offshore reinsurance agreements is, under certain conditions, dependent upon the offshore reinsurer’s ability to obtain and provide sufficient qualifying assets in a qualifying trust or qualifying letters of credit issued by qualifying lending banks. The cost of letters of credit, when available, continues to be very expensive in the current economic environment. Loss of reserve credit by an insurance subsidiary would require it to establish additional reserves and would result in a decrease in the level of its capital, which could have a material adverse effect on our profitability, results of operations and financial condition.

In recent years, access to reinsurance has become more costly for members of the insurance industry, including us. In addition, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market resulted in increased concentration of risk for insurers, including us. If the reinsurance market further contracts, our ability to continue to offer our products on terms favorable to us could be negatively impacted, resulting in adverse consequences to our business, operations and financial condition.

In addition, reinsurers are facing many challenges regarding illiquid credit or capital markets, investment downgrades, rating agency downgrades, deterioration of general economic conditions and other factors negatively impacting the financial services industry generally. If such events cause a reinsurer to fail to meet its obligations, our business, financial condition and results of operations could be materially adversely affected. For example, one of our reinsurers, Scottish Re (U.S.), Inc. (“Scottish Re”), is currently operating under regulatory supervision.

Restrictions on our ability to use captive reinsurers could adversely impact our competitive position and results of operations.

Recently, the NAIC and NYDFS have been scrutinizing insurance companies’ use of affiliated captive reinsurers or off-shore entities. On June 11, 2013, NYDFS issued a highly critical report setting forth its findings to date relating to its inquiry into the life insurance industry’s use of captive reinsurance companies and recommending that (i) the NAIC develop enhanced disclosure requirements for reserve financing transactions involving captive reinsurers, (ii) the Federal Insurance Office, Office of Financial Research, the NAIC and state insurance commissioners conduct inquiries similar to NYDFS inquiry and (iii) state insurance commissioners consider an immediate national moratorium on new reserve financing transactions involving captive reinsurers until these inquiries are complete. Like many life insurance companies, we utilize captive reinsurers to satisfy statutory reserve requirements. If NYDFS or other state insurance regulators restrict the use of such captive reinsurers or if we otherwise are unable to continue to use captive reinsurers in the future, our ability to write certain products, or to hedge the associated risks efficiently and/or our RBC ratios and ability to deploy excess capital, could be adversely affected or we may need to increase prices on those products, which could adversely impact our competitive position and our results of operations.

We could be forced to sell investments at a loss to cover policyholder withdrawals.

We offer certain products that allow policyholders to withdraw their funds under defined circumstances. In order to meet such funding obligations, we manage our liabilities and configure our investment portfolios so as to provide and maintain sufficient liquidity to support expected withdrawal demands and contract benefits and maturities. However, in order to provide necessary long-term returns, a certain portion of our assets are relatively illiquid. There can be no assurance that withdrawal demands will match our estimation of withdrawal demands. As interest rates increase, we are exposed to the risk of financial disintermediation through a potential increase in the number of withdrawals. Disintermediation risk refers to the risk that policyholders may surrender their contracts in a rising interest rate environment, requiring us to liquidate assets in an unrealized loss position. If we experience unexpected withdrawal activity, whether as a result of financial strength downgrades or otherwise, we could exhaust our liquid assets and be forced to liquidate other less liquid assets, possibly at a loss or on other unfavorable terms, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we may experience spread compression, and a loss of anticipated earnings, if credited interest rates are increased on renewing contracts in an effort to decrease or manage withdrawal activity.

Interest rate fluctuations could negatively affect our business, financial condition and results of operations.

Interest rates are subject to volatility and fluctuations. For the past several years interest rates have trended downwards to historically low levels. In order to meet our policy and contractual obligations, we must earn a sufficient return on our invested assets. A prolonged period of historically low rates or significant changes in interest rates could expose us to the risk of not achieving sufficient return on our invested assets by not achieving anticipated interest earnings, or of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies and contracts. Additionally, a prolonged period of low interest rates in the future may lengthen liability maturity, thus increasing the need for a re-investment of assets at yields that are below the amounts required to support guarantee features of our contracts. Both rising and declining interest rates can negatively affect our interest earnings and spread income (the difference between the returns we earn on our investments and the amounts we must credit to policyholders and contractholders). While we develop and maintain asset liability management

(“ALM”) programs and procedures designed to mitigate the effect on interest earnings and spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not materially adversely affect our business, financial condition and results of operations.

An extended period of declining interest rates or a prolonged period of low interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. Such a change in our view would cause us to change the long-term interest rate that we assume in our calculation of insurance assets and liabilities under U.S. GAAP. This revision would result in increased reserves, accelerated amortization of DAC and VOBA and other unfavorable consequences. In addition, while the amount of statutory reserves is not directly affected by changes in interest rates, additional statutory reserves may be required as the result of an asset adequacy analysis, which is altered by rising or falling interest rates and widening credit spreads.

Additionally, our ALM programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates and relationships between risk-adjusted and risk-free interest rates, market liquidity and other factors. The effectiveness of our ALM programs and procedures may be negatively affected whenever actual results differ from these assumptions.

Changes in interest rates may also affect the attractiveness of certain of our products. For example, lower interest rates may result in decreased sales of certain of our insurance and investment products. However, during periods of declining interest rates, certain life insurance and annuity products may be relatively more attractive investments to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency or a higher percentage of insurance policies remaining in force from year to year during a period when our investments carry lower returns. As a result, we could become unable to earn our desired level of spread income.

Our expectation for future interest earnings and spread income is an important component in amortization of DAC and VOBA and significantly lower interest earnings or spreads may cause us to accelerate amortization, thereby reducing net income in the affected reporting period.

Higher interest rates may increase the cost of debt and other obligations having floating rate or rate reset provisions and may result in lower sales of other products. During periods of increasing market interest rates, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. A rise in interest rates, in the absence of other countervailing changes, will increase the net unrealized loss position of our investment portfolio which will decrease our accumulated other comprehensive income and shareholders’ equity as shown by the recent rapid increase in interest rates in the fiscal year ended September 30, 2013. Our unrealized loss was $263.8 million as of September 30, 2013 compared to $30.5 million as of September 30, 2012. In addition, if long-term interest rates rise dramatically within a six- to twelve-month time period, certain of our products may be exposed to disintermediation risk. Increases in crediting rates, as well as surrenders and withdrawals, could have a material adverse effect on our business, financial condition and results of operations.

Our investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.

Our invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. Periods of extreme volatility or disruption in the financial and credit markets could increase these risks. Underlying factors relating to volatility affecting the financial and credit markets could lead to OTTI of assets in our investment portfolio.

The value of our mortgage-backed investments depends in part on the financial condition of the borrowers and tenants for the properties underlying those investments, as well as general and specific economic trends affecting the overall default rate. We are also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities we own may differ from our expectations in timing or size. Cash flow variability arising from an unexpected acceleration in mortgage prepayment behavior can be significant, and could cause a decline in the estimated fair value of certain “interest-only” securities within our mortgage-backed securities portfolio. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have an adverse effect on our business, results of operations and financial condition.

Significant continued financial and credit market volatility, changes in interest rates, credit spreads, credit defaults, real estate values, market illiquidity, declines in equity prices, acts of corporate malfeasance, ratings downgrades of the issuers or guarantors of these investments and declines in general economic conditions, either alone or in combination, could have a material adverse impact on our results of operations, financial condition or cash flows through realized losses, OTTI, changes in unrealized loss positions and increased demands on capital. As of September 30, 2013 and September 30, 2012, we had gross unrealized losses of $263.8 million and $30.5 million, respectively. In addition, our investment portfolio is concentrated in certain industries. As of September 30, 2013 and September 30, 2012, our most significant investment in one industry was our investment securities in the banking industry with a fair value of $1,892.1 million and $2,000.4 million, or 11.7% and 12.0%, respectively, of the invested assets portfolio. Our holdings in this industry include investments in 80 and 118 different issuers as of September 30, 2013 and September 30, 2012, respectively, with the top ten investments accounting for 41.8% and 36.1% of the total holdings in this industry as of September 30, 2013 and September 30, 2012, respectively. In addition, market volatility can make it difficult for us to value certain of our assets, especially if trading becomes less frequent. Valuations may include assumptions or estimates that may have significant period-to-period changes that could have an adverse impact on our results of operations or financial condition.

We are exposed to credit loss in the event of nonperformance by our counterparties on call options. We seek to reduce the risk associated with such agreements by purchasing such options from large, well-established financial institutions, but there can be no assurance that we will not suffer losses in the event of counterparty nonperformance. As of September 30, 2013 and September 30, 2012, $72.0 million and $0 million, respectively, of collateral was posted by our counterparties. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $149.8 million and $200.7 million at September 30, 2013 and September 30, 2012, respectively. See Note 5 to our audited consolidated financial statements for further discussion of credit risk.

Equity market volatility could negatively impact our business.

Equity market volatility can negatively affect our revenues and profitability in various ways, particularly as a result of guaranteed minimum withdrawal or surrender benefits in our products. The estimated cost of providing guaranteed minimum withdrawal benefits incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in our revenues and net income. The rate of amortization of DAC and VOBA costs relating to FIA products and the cost of providing guaranteed minimum withdrawal or surrender benefits could also increase if equity market performance is worse than assumed, hence materially and adversely impacting our results of operations and financial condition.

Credit market volatility or disruption could adversely impact our financial condition or results of operations.

Significant volatility or disruption in credit markets could have a material adverse effect on our business, financial condition and results of operations. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in our investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause issuers of the fixed-income securities in our investment portfolio to default on either principal or interest payments on these securities. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within our investment portfolio.

Changes in federal or state tax laws may affect sales of our products and profitability.

The annuity and life insurance products that we market generally provide the policyholder with certain federal income or state tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e., the “inside build-up”) is deferred until it is received by the policyholder. Non-qualified annuities are annuities that are not sold to a qualified retirement plan. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. Additionally, insurance products, including the tax favorable features of these products, generally must be approved by the insurance regulators in each state in which they are sold. This review could delay the introduction of new products or impact the features that provide for tax advantages and make such products less attractive to potential purchasers. If legislation were enacted to eliminate the tax deferral for annuities, such a change would have a material adverse effect on our ability to sell non-qualified annuities.

We may be required to increase our valuation allowance against our deferred tax assets, and may face restrictions on our ability to fully utilize such assets which could materially adversely affect our capital position, business, operations and financial condition.

Deferred tax assets refer to assets that are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. The realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income, including capital gains. If it is determined that the deferred tax assets cannot be realized, a deferred tax valuation allowance must be established, with a corresponding charge to net income.

Based on our current assessment of future taxable income, including available tax planning opportunities, we anticipate that it is more likely than not that we will generate sufficient taxable income to realize all of our deferred tax assets as to which we do not have a valuation allowance. If future events differ from our current forecasts, the valuation allowance may need to be increased from the current amount, which could have a material adverse effect on our capital position, business, operations and financial condition.

In addition, we expect that the completion of this offering will give rise to an “ownership change” within the meaning of Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which is generally defined as a greater than 50% increase in equity ownership by “5% shareholders” (as that term is defined for purposes of Sections 382 and 383) in any three-year period. As a result, we expect that these provisions may limit our ability to use our existing net operating losses and certain other tax assets to reduce our income tax liabilities for tax periods after the date of this offering.

Our business model depends on the performance of various third parties, including independent distributors, underwriters, actuarial consultants and other service providers.

We rely significantly on various third parties to provide services for our business operations. As such, our results may be affected by the performance of those other parties. For example, we are dependent upon independent distribution channels to sell our products and to perform underwriting functions and independent consultants to perform actuarial analyses and to manage certain of our assets. Additionally, our operations are dependent on various service providers and on various technologies, some of which are provided or maintained by certain key outsourcing partners and other parties.

Many of our products and services are complex and are frequently sold through third-party intermediaries. In particular, our insurance businesses are reliant on these intermediaries to describe and explain their products to potential customers. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could adversely affect our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

The third parties upon which we depend may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, loss of key personnel or other reasons. Such defaults could have a material adverse effect on our financial condition and results of operations. In addition, certain of these other parties may act, or be deemed to act, on behalf of us or represent us in various capacities. Consequently, we may be held responsible for obligations that arise from the acts or omissions of these other parties.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success depends in large part on our ability to attract and retain key people. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. Our key employees include investment professionals, such as portfolio managers, sales and distribution professionals, actuarial and finance professionals and information technology professionals. Additionally, our Chief Executive Officer is a party to an employment agreement providing for an employment term that expires on April 30, 2014 and automatically renews each year for an additional one-year period. While we do not believe that the departure of any particular individual would cause a material adverse effect on our operations, the unexpected loss of several of our senior management, portfolio managers or other key employees could have a material adverse effect on our operations due to the loss of their skills, knowledge of our business, and their years of industry experience as well as the potential difficulty of promptly finding qualified replacement employees. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and U.S. GAAP and statutory financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls, including internal controls over financial reporting.

Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could harm our business.

We are highly dependent on automated and information technology systems to record and process our internal transactions and transactions involving our customers, as well as to calculate reserves, value-invested assets and complete certain other components of our U.S. GAAP and statutory financial statements. We could experience a failure of one of these systems, our employees or agents could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner, or our employees or agents could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or implementing modifications to an existing system. Despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions. We may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics, computer viruses and electrical/telecommunications outages). All of these risks are also applicable where we rely on outside vendors, including Dell, to provide services to us and our customers. The failure of any one of these systems for any reason, or errors made by our employees or agents, could in each case cause significant interruptions to our operations, which could harm our reputation, adversely affect our internal control over financial reporting, or have a material adverse effect on our business, results of operations and financial condition.

We retain confidential information in our information technology systems and those of our business partners, and we rely on industry standard commercial technologies to maintain the security of those systems. Despite our implementation of network security measures, our servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems. While we perform annual penetration tests and have adopted a number of measures to protect the security of customer and company data and have not experienced a successful cyberattack, there is no guaranty that such an attack will not occur or be successful in the future. Anyone who is able to circumvent our security measures and penetrate our information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally identifiable customer information and proprietary business information. Information security risks also exist with respect to the use of portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. In addition, an increasing number of jurisdictions require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of our information technology systems that results in inappropriate access, use or disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter purchases of our products, subject us to heightened regulatory scrutiny or significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a computer virus, a terrorist attack or war, our information technology systems may be inaccessible to our employees, customers, or business partners for an extended period of time. Even if our employees are able to report to work, they may be unable to perform their duties for an extended period of time if our data or systems are disabled or destroyed. Any such occurrence could materially adversely affect our business, operations and financial condition.

Our insurance subsidiaries’ ability to grow depends in large part upon the continued availability of capital.

Our insurance subsidiaries’ long-term strategic capital requirements will depend on many factors, including their accumulated statutory earnings and the relationship between their statutory capital and surplus and various elements of required capital. To support their long-term capital requirements, we and our insurance subsidiaries may need to increase or maintain their statutory capital and surplus through financings, which could include debt, equity, financing arrangements or other surplus relief transactions. Adverse market conditions have affected and continue to affect the availability and cost of capital from external sources. We are not obligated, and may choose not or be unable, to provide financing or make any capital contribution to our insurance subsidiaries. Consequently, financings, if available at all, may be available only on terms that are not favorable to us or our insurance subsidiaries. If our insurance subsidiaries cannot maintain adequate capital, they may be required to limit growth in sales of new policies, and such action could materially adversely affect our business, operations and financial condition.

New accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact us.

We are required to comply with U.S. GAAP. A number of organizations are instrumental in the development and interpretation of U.S. GAAP, such as the SEC, the Financial Accounting Standards Board (“FASB”) and the American Institute of Certified Public Accountants. U.S. GAAP is subject to constant review by these organizations and others in an effort to address emerging accounting rules and issue interpretative accounting guidance on a continual basis. The FASB has issued an exposure draft regarding accounting for insurance contracts proposing that life insurance liabilities be accounted for on a fair value approach. The FASB proposal also contains implications for systems data communications with stakeholders, internal controls processes and resources. We cannot assure you that future changes to U.S. GAAP will not have a negative impact on us. U.S. GAAP includes the requirement to carry certain investments and insurance liabilities at fair value. These fair values are sensitive to various factors including, but not limited to, interest rate movements, credit spreads, and various other factors. Because of this, changes in these fair values may cause increased levels of volatility in our consolidated financial statements.

In addition, our insurance subsidiaries are required to comply with SAP. SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees as well as state insurance departments in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are currently, or have previously been, pending before committees and task forces of the NAIC, some of which, if enacted, would negatively affect our insurance subsidiaries. The NAIC is also currently working to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves and the accounting for such reserves. We cannot predict whether or in what form reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us. In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. We cannot predict whether or when the insurance departments of the states of domicile of our competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the insurance departments of the states of domicile of us and our insurance subsidiaries. With respect to regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. We can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on us.

Our risk management policies and procedures could leave us exposed to unidentified or unanticipated risk, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures and expect to continue to enhance these in the future. Nonetheless, our policies and procedures to identify, monitor, and manage both internal and external risks may not effectively mitigate these risks or predict future exposures, which could be different or significantly greater than expected. These identified risks may not be the only risks facing us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may adversely affect our business, financial condition or operating results. We hedge our FIA index credits with a combination of static and dynamic strategies, which can result in earnings volatility. In addition, our FIA hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets.

Difficult conditions in the economy generally could adversely affect our business, operations and financial condition.

A general economic slowdown could adversely affect us in the form of changes in consumer behavior and pressure on our investment portfolios. Concerns over the continuation of the Federal Reserve’s stimulus plan, the slow economic recovery, the level of U.S. national debt, the European sovereign debt issues, unemployment, the availability and cost of credit, the U.S. housing market, inflation levels, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets. Our top five states for the distribution of our products are California, Texas, Florida, Pennsylvania and Michigan, and, as a result, any adverse economic developments in these states could have an adverse impact on our business. As a result of these and other concerns, consumer behavior could change, potentially resulting in decreased demand for our products and elevated levels of policy lapses, policy loans, withdrawals and surrenders. In addition, our investments, including investments in mortgage-backed securities, could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in our investment portfolio.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could adversely impact our business and its ability to compete effectively.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon that party’s intellectual property rights. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or we could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, we could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.

In addition to services provided by third-party asset managers and actuarial consultants, we outsource the following functions to third-party service providers, and expect to continue to do so in the future: (i) new business administration, (ii) hosting of financial systems, (iii) servicing of existing policies, (iv) information technology development and maintenance, (v) call centers and (vi) underwriting administration of life insurance applications. If we do not maintain an effective outsourcing strategy or third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our results of operations. In addition, our reliance on third-party service providers that we do not control does not relieve us of our responsibilities and requirements. Any failure or negligence by such third-party service providers in carrying out their contractual duties may result in us becoming subjected to liability to parties who are harmed and ensuing litigation. Any litigation relating to such matters could be costly, expensive and time-consuming, and the outcome of any such litigation may be uncertain.

Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect our reputation and sales of our products.

We are exposed to the risks of natural and man-made catastrophes, pandemics and malicious and terrorist acts that could materially adversely affect our business, financial condition and results of operations.

Natural and man-made catastrophes, pandemics and malicious and terrorist acts present risks that could materially adversely affect our results of operations. A natural or man-made catastrophe, pandemic or malicious or terrorist act could materially adversely affect the mortality or morbidity experience of our business or our reinsurers. Such events could result in a substantial increase in mortality experience. Although we participate in a risk pooling arrangement that partially mitigates the impact of multiple deaths from a single event, claims arising from such events could have a material adverse effect on our business, operations and financial condition, either directly or as a result of their effect on our reinsurers or other counterparties. Such events could also have an adverse effect on lapses and surrenders of existing policies, as well as sales of new policies. While we have taken steps to identify and manage these risks, such risks cannot be predicted with certainty, nor fully protected against even if anticipated. In addition, such events could result in a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of our business within such geographic areas or the general economic climate, which in turn could have an adverse effect on our business, operations and financial condition. The possible macroeconomic effects of such events could also adversely affect our asset portfolio.

We operate in a highly competitive industry, which could limit our ability to gain or maintain our position in the industry and could materially adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry. We encounter significant competition in all of our product lines from other insurance companies, many of which have greater financial resources and higher financial strength ratings than us and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us. Competition could result in, among other things, lower sales or higher lapses of existing products.

Our annuity products compete with fixed indexed, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.

Consolidation in the insurance industry and in distribution channels may result in increasing competitive pressures on us. Larger, potentially more efficient organizations may emerge from such consolidation. In addition, some mutual insurance companies have converted to stock ownership, which gives them greater access to capital markets and greater ability to compete. The ability of banks to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of our products by substantially increasing the number and financial strength of potential competitors. Consolidation and expansion among banks, insurance companies and other financial services companies with which we do business could also have an adverse effect on our business, operations and financial condition if they demand more favorable terms than we previously offered or if they elect not to continue to do business with us following consolidation or expansion.

Our ability to compete is dependent upon, among other things, our ability to develop competitive and profitable products, our ability to maintain low unit costs, and our maintenance of adequate financial strength ratings from rating agencies. Our ability to compete is also dependent upon, among other things, our ability to attract and retain distribution channels to market our products, the competition for which is vigorous. We compete for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues will suffer.

Our ability to maintain competitive policy expense costs is dependent upon the level of new sales and persistency of existing business.

Our ability to maintain competitive policy expense costs is dependent upon a number of factors, such as the level of new sales, persistency of existing business and expense management. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher policy expense costs. Our business plan includes expense reductions, but there can be no assurance that such reductions will be achieved.

In addition, lower persistency may result in higher or more rapid amortization of VOBA costs, which would result in higher unit costs and lower reported earnings. Although many of our products contain surrender charges, such charges decrease over time and may not be sufficient to cover the unamortized DAC and VOBA costs with respect to the insurance policy or annuity contract being surrendered.

There may be adverse consequences if the independent contractor status of our IMOs is successfully challenged.

We sell our products through a network of approximately 200 IMOs representing approximately 20,000 independent agents and managing general agents. We currently treat these IMOs as independent contractors who own their own businesses. However, the tests governing the determination of whether an individual is considered to be an independent contractor or an employee are typically fact sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status of the IMOs are subject to change or interpretation by various authorities. If a federal, state or local authority or court enacts legislation or adopts regulations or adopts an interpretation that changes the manner in which employees and independent contractors are classified or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs in complying with such laws, regulations or interpretations, including, in respect of tax withholding, social security payments and recordkeeping, or we could be held liable for the actions of such independent contractors or may be required to modify our business model, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, there is the risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with federal, state or local tax or employment laws. Further, if it were determined that our IMOs should be treated as employees, we could possibly incur additional liabilities with respect to any applicable employee benefit plan.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

We distribute our annuity products through a variable cost distribution network which included approximately 200 IMOs and 20,000 independent agents as of September 30, 2013. We must attract and retain such marketers and agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. Our most important IMOs (those who are able to meet certain production targets) are referred to as “Power Partners”. We currently have 27 Power Partners that accounted for approximately 78% of our fiscal 2013 sales volume. While we have only lost three Power Partners in the last five years (two of which were terminated by FGL), there can be no guaranty that such relationships will continue in the future. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues would suffer.

We may be subject to an additional tax as a personal holding company on future undistributed personal holding company income if we generate passive income in excess of operating expenses (subject to certain exclusions relating to our life insurance subsidiaries).

Section 541 of the Code subjects a corporation (not including a life insurance corporation) that is a “personal holding company” (“PHC”) to a 20% tax on “undistributed personal holding company income” in addition to a corporation’s normal income tax. A corporation (not including a life insurance corporation) is also generally is considered to be a PHC if (i) at least 60% of its adjusted ordinary gross income (excluding dividends paid by any non-consolidated life insurance subsidiary) is PHC Income (defined below) and (ii) more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer individuals (including, for this purpose, certain organizations and trusts) at any time during the last half of the taxable year. Personal holding company income (“PHC Income”) is comprised primarily of passive investment income (but does not include non-passive income such as insurance premiums or dividends paid by any non-consolidated life insurance subsidiary) plus, under certain circumstances, personal service income.

So long as individuals and their affiliates hold (directly or by attribution) more than 50% in value of our outstanding common stock, including through ownership of the outstanding common stock of HGI at any time during any future tax year, it is possible that we will be a PHC if at least 60% of our adjusted ordinary gross income consists of PHC Income (taking into account the rules and exclusions discussed above). In the past, we have not incurred the PHC tax. However, there can be no assurance that we will not be subject to this tax in the future, which, in turn, may materially and adversely impact our financial position, results of operations, cash flows and liquidity.

The indenture governing the 6.375% senior notes due 2021 issued by FGLH imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities.

The indenture governing the 6.375% senior notes due 2021 (the “Senior Notes”) issued by FGLH contains various restrictive covenants which limit, among other things, FGLH’s ability to:

•	incur additional indebtedness;

•	pay dividends or certain other distributions on its capital stock other than as allowed under the indenture;

•	make certain investments or other restricted payments;

•	engage in transactions with stockholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

In addition, if FGL or FGLH undergoes a “change of control” as defined in the indenture, each holder of Senior Notes will have the right to require us to repurchase their Senior Notes at a price equal to 101% of the principal amount and any accrued but unpaid interest. See “—The stock of our primary operating subsidiary is subject to the security interest of its former owner” and “—HGI has substantial indebtedness and has pledged its shares of our stock to secure a portion of such indebtedness”.

As a result of these restrictions and their effect on us, we may be limited in how we conduct our business and we may be unable to raise additional debt financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we, or our subsidiaries, may incur could include more restrictive covenants.

Our subsidiaries may not be able to generate sufficient cash to service all of their obligations and may be forced to take other actions to satisfy their obligations, which may not be successful.

Our subsidiaries’ ability to make scheduled payments on or to refinance their debt obligations, including the Senior Notes, depends on their financial condition and operating performance, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their control. Our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on indebtedness.

If our subsidiaries’ cash flows and capital resources are insufficient to fund our subsidiaries’ obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance our subsidiaries’ debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our subsidiaries’ debt could be at higher interest rates and may require compliance with more onerous covenants, which could further restrict our business operations. The terms of existing and future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments on outstanding obligations on a timely basis would likely result in a reduction of our ratings, which could harm our ability to conduct our business and to incur additional indebtedness. In the face of such substantial liquidity problems, we may be required to dispose of material assets or operations to meet our obligations. We may not be able to consummate those dispositions and these proceeds may not be adequate to meet any obligations then due.

Conflicts of interest could arise with respect to transactions involving business dealings between us and HGI or its affiliates, including Front Street.

Following the completion of this offering, HGI will beneficially own (directly or indirectly) a majority of the outstanding shares of our common stock. In addition to being our majority stockholder, HGI also owns a number of other companies, some of which we engage with in business dealings from time to time, including Front Street, Salus and Five Island Asset Management LLC (“FIAM”). As a result, conflicts of interest could arise with respect to transactions involving business dealings between us and HGI or its affiliates, including potential business transactions and potential acquisitions of businesses or properties. HGI may favor its other companies in these business dealings, and the resolution of these conflicts may not always be in our best interest.

We have entered into business transactions with Salus Capital Partners, LLC (“Salus”) and would be adversely affected if Salus and third-party borrowers were unable to meet their obligations.

We participate, and expect to continue to participate, in loans originated by Salus, a company indirectly owned by HGI that originates senior secured asset-based loans to unaffiliated third-party borrowers. Pursuant to a participation agreement between FGLIC and Salus dated January 1, 2013, FGLIC expects to participate in up to $300.0 million of loans originated by Salus in 2013, of which $157.0 million was outstanding as of September 30, 2013. FGLIC purchased $111.5 million and $121.0 million, respectively, of asset-backed securities as part of a collateralized loan obligation (“CLO”) securitization completed by Salus in February and September of 2013. The aggregate notes offered in the February and September CLO securitizations were $250.0 million and $325.0 million, respectively. Unaffiliated third-party investors acquired interest in both CLO securitizations. FGLIC may enter into further similar arrangements with Salus from time to time in the future. FGLIC would have to recognize a loss on the investments if the third-party borrowers are unable to meet their contractual loan requirements and the proceeds from liquidating the collateral is insufficient to repay the outstanding loan balance.

FGLIC also provides Salus with financing in the form of a $20.0 million unsecured term loan and an unsecured revolving loan of $10.0 million of which $0 was outstanding as of September 30, 2013. If Salus is unable to obtain access to capital and liquidity on a cost-effective and sustainable basis, Salus may face significant challenges which could result in Salus being unable to meet its loan obligations and FGLIC having to recognize a loss.

We are a holding company with no operations of our own. As a consequence, our ability to pay dividends on our stock will depend on the ability of our subsidiaries to pay dividends to us, which may be restricted by law.

We are a holding company with limited business operations of our own. Our primary subsidiaries are insurance subsidiaries that own substantially all of our assets and conduct substantially all of our operations. Accordingly, our payment of dividends is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to meet our obligations and pay dividends. Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit our ability to obtain cash from our subsidiaries.

Our insurance subsidiaries are subject to various statutory and regulatory restrictions and the ability of our insurance subsidiaries to pay dividends is limited by applicable insurance laws and regulations. See “Business—Regulation—Dividend and Other Distribution Payment Limitations”. The Iowa insurance law and the New York insurance law regulate the amount of dividends that may be paid in any year by FGLIC and FGL NY Insurance, respectively. This could limit both our ability to receive cash flow from our direct wholly owned subsidiary, FGLH, FGLH’s ability to receive cash flow from its direct wholly owned subsidiary, FGLIC, and FGLIC’s ability to receive cash flow from its direct wholly owned subsidiary, FGL NY Insurance.

Each year FGLIC may pay a certain limited amount of ordinary dividends or other distributions without being required to obtain the prior consent of the Iowa Commissioner. FGLIC is required to provide advance written notice to the Iowa Commissioner of its intention to pay dividends that are deemed ordinary dividends and to request approval to pay dividends that are deemed extraordinary dividends. Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of FGLIC’s statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of FGLIC (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year. Dividends may only be paid out of statutory earned surplus.

Dividends in excess of FGLIC’s ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Commissioner. In deciding whether to approve a request to pay an extraordinary dividend, Iowa insurance law requires the Iowa Commissioner to consider the effect of the dividend payment on FGLIC’s surplus and financial condition generally and whether the payment of the dividend will cause FGLIC to fail to meet its required RBC ratio. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. FGLIC has not paid out extraordinary dividends since 2008, and there is no guarantee that FGLIC may not be required to request approval to pay an extraordinary dividend in the future or if requested, that such request would be approved by the Iowa Commissioner.

It is possible that in the future, our insurance subsidiaries may be unable to pay dividends or distributions to us in an amount sufficient to meet our obligations or to pay dividends due to a lack of sufficient statutory net gain from operations, a diminishing statutory policyholders surplus, changes to the Iowa or New York insurance laws or regulations or for some other reason. Further, the covenants in the agreement governing the existing indebtedness of FGLH significantly restrict its ability to pay dividends, which further limits our ability to obtain cash or other assets from our subsidiaries. If our subsidiaries cannot pay sufficient dividends or distributions to us in the future, we would be unable to meet our obligations or to pay dividends. This would negatively affect our business and financial condition as well as the trading price of our common stock.

Risks Relating to This Offering and Our Common Stock

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering, which could depress the market price of our common stock and could affect your ability to sell your shares. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if it does develop, it may not be sustained. In the absence of an active public trading market, you may not be able to liquidate your investment in our common stock. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees through equity incentive awards, and our ability to acquire other companies, products or technologies by using our common stock as consideration. In addition, the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international political and economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional shareholders or other large shareholders, such as HGI, including sales of large blocks of common stock;

•	speculation in the press or investment community;

•	changes in investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	changes in our capital structure, such as future sales of our common stock or other securities;

•	changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of a substantial number of shares by existing shareholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on 47,000,000 shares outstanding as of September 30, 2013, which reflects the 4,700-for-1 stock split of our shares of common stock effected on November 26, 2013, we will have 56,750,000 outstanding shares of common stock (or 58,212,500 outstanding shares of common stock, assuming exercise of the underwriters’ overallotment option in full) upon completion of this offering. All of the shares sold pursuant to this offering (except for shares sold pursuant to our directed share program and subject to “lock-ups” as described below) will be immediately tradeable without restriction under the Securities Act unless held by “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (“Securities Act”). The remaining 47,000,000 shares of common stock outstanding on the completion of this offering will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144. We also intend to enter into a registration rights agreement with HGI pursuant to which HGI will be able to require us to register shares it holds for resale. Any such sales will be subject to the terms of the lock-up agreements entered into among us, our executive officers and directors, the underwriters and HGI described below. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our 2013 Stock Incentive Plan (the “Omnibus Plan”) and, as a result, all shares of common stock acquired upon exercise of stock options and vesting of unvested restricted shares granted under the Omnibus Plan will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of 2,837,500 shares of common stock are reserved for issuance under the Omnibus Plan.

We, HGI, our executive officers and directors have agreed to a “lock-up”, meaning that, subject to certain exceptions, neither we nor they will sell any shares (including shares acquired in the directed share program related to this offering) or demand registration of any shares without the prior consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, approximately 47 million shares of our common stock will be eligible for future sale subject to applicable limitations of Rule 144. In addition, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting (Conflicts of Interest)”. See “Shares of Common Stock Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Under our amended and restated certificate of incorporation, HGI and its affiliates, including in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of HGI and its affiliates, have no obligation to offer us corporate opportunities.

The policies relating to corporate opportunities and transactions with HGI to be set forth in our amended and restated certificate of incorporation, which will become effective upon the completion of this offering (“amended and restated certificate of incorporation”) address potential conflicts of interest between us, on the one hand, and HGI and its affiliates on the other hand. Our amended and restated certificate of incorporation will provide that HGI and its affiliates, including in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of HGI and its affiliates, will not have any obligation to present to us, and HGI may separately pursue, or present to other of its subsidiaries, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. This includes Front Street, which may, for example, be interested in pursuing acquisitions of blocks of business or insurance companies that we may also be interested in pursuing. By becoming one of our shareholders, holders of our common stock will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve conflicts between us and HGI and our respective affiliates fairly, conflicts may not be so resolved.

Future offerings of debt or equity securities that rank senior to our common stock may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution of the percentage ownership of the holders of our common stock. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have historically operated as a private company, or as a subsidiary of a public company, and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other shareholder communications, in compliance with the federal securities laws and NYSE listing standards;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, upon completion of this offering, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, NYSE, or other regulatory authorities.

Even if HGI sells sufficient common stock in the future so that it is no longer our majority shareholder, anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws will include a number of provisions that may discourage, delay or prevent a change in our management or control over us that shareholders may consider favorable in the event that HGI sells sufficient stock in the future so that it is no longer our majority shareholder. For example, our amended and restated certificate of incorporation and amended and restated by-laws will:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with members of each class serving staggered three-year terms, which prevents shareholders from electing an entirely new board of directors at an annual meeting;

•	limit the ability of shareholders to remove directors;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

•	prohibit shareholders from calling special meetings of shareholders if HGI ceases to own at least 50% of the outstanding shares of our common stock;

•

prohibit shareholder action by written consent, thereby requiring all actions to be taken at a meeting of the shareholders, if HGI ceases to own at least 50% of the outstanding shares of our common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders; and

•

require the approval of holders of at least 66 2/3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if HGI ceases to own at least 50% of the outstanding shares of our common stock.

These provisions may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation, By-laws, and Delaware Law”.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for shareholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our shareholders.

Many states, including the jurisdictions where our principal insurance subsidiaries FGLIC and FGL NY Insurance are organized (Iowa and New York, respectively), have insurance laws and regulations that require advance approval by state agencies of any direct or indirect change in control of an insurance company that is domiciled in or, in some cases, has such substantial business that it is deemed to be commercially domiciled in that state. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which may delay, deter or prevent an acquisition that shareholders might consider in their best interests.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the use of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. In particular, we expect to use a portion of the net proceeds from this offering to pay a special dividend to HGI equal to the lesser of (i) $50 million and (ii) 25% of the net proceeds of this offering. We have not allocated the remaining net proceeds for any specific purposes, and there is no guarantee that the remaining net proceeds will be invested in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $5.32 a share, based on an initial public offering price of $18.00, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately 53.6% of the total net amounts that have been invested in our equity since the FGLH Acquisition, but will own only approximately 17.2% of our total common stock immediately following the completion of this offering. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option, or if we issue additional equity securities, investors purchasing common stock in this offering will experience additional dilution.

We expect to be a “controlled company” within the meaning of the NYSE listing standards and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, HGI will directly or indirectly hold more than 50% of our common stock, so we will qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these rules, a company may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following the offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors and such board committees may not be subject to annual performance evaluations. Consequently, holders of our common stock will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our shareholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the General Corporation Law of the State of Delaware (“DGCL”) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a shareholder in our company, holders of our common stock will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Principal Shareholder’s interests may conflict with yours, and if the ownership of our common stock continues to be highly concentrated, it could prevent you and other shareholders from influencing significant corporate decisions.

Following the completion of this offering, HGI will beneficially own (directly or indirectly) approximately 82.8% of the outstanding shares of our common stock, assuming that the underwriters do not exercise their overallotment option. As a result, HGI is in a position to exercise significant influence over all matters requiring shareholder approval for the foreseeable future, including decisions regarding extraordinary business transactions, fundamental corporate transactions, appointment of members of our management, election of directors and our corporate and management policies.

Even if HGI reduces its beneficial ownership below 50% of our outstanding common stock, it will likely still be able to assert significant influence over our board of directors and certain corporate actions. Following the consummation of this offering, HGI will have the ability to designate for nomination for election at least a majority of our directors as long as HGI owns at least 50% of our common stock.

Because HGI’s interests may differ from your interests, actions HGI takes as our controlling shareholder or as a significant shareholder may not be favorable to you. For example, the concentration of ownership held by HGI could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another shareholder may otherwise view favorably. Other potential conflicts could arise, for example, over matters such as employee retention or recruiting, or our dividend policy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Some of the forward-looking statements can be identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. However, not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects and growth strategies and the industries in which we operate and including, without limitation, statements relating to our future performance.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity, and industry development may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our consolidated results of operations, financial condition and liquidity, and industry development are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including the risks and uncertainties discussed in “Risk Factors”. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•	the accuracy of management’s assumptions and estimates;

•	the accuracy of our assumptions regarding the fair value and future performance of our investments;

•	our and our insurance subsidiaries’ ability to maintain or improve financial strength ratings;

•	our and our insurance subsidiaries’ potential need for additional capital to maintain our and their financial strength and credit ratings and meet other requirements and obligations;

•	the stock of our primary operating subsidiary is subject to the security interest of its former owner;

•	our ability to manage our business in a highly regulated industry, which is subject to numerous legal restrictions and regulations;

•

regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) underwriting of insurance products and regulation of the sale, underwriting and pricing of products and minimum capitalization and statutory reserve requirements for insurance companies, or the ability of our insurance subsidiaries to make cash distributions to us (including dividends or payments on surplus notes those subsidiaries issue to us);

•

the impact of our reinsurers failing to meet or timely meet their assumed obligations, increasing their rates, or becoming subject to adverse developments that could materially adversely impact their ability to provide reinsurance to us at consistent and economical terms;

•	restrictions on our ability to use captive reinsurers;

•	being forced to sell investments at a loss to cover policyholder withdrawals;

•	the impact of interest rate fluctuations;

•

the availability of credit or other financings and the impact of equity and credit market volatility and disruptions on both our ability to obtain capital and the value and liquidity of our investments;

•	changes in the federal income tax laws and regulations which may affect the relative income tax advantages of our products;

•	increases in our valuation allowance against our deferred tax assets, and restrictions on our ability to fully utilize such assets;

•	being the target or subject of, and our ability to defend ourselves against or respond to, litigation (including class action litigation), enforcement investigations or regulatory scrutiny;

•	the performance of third parties including distributors, underwriters, actuarial consultants and other service providers;

•	the loss of key personnel;

•

interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems;

•	the continued availability of capital required for our insurance subsidiaries to grow;

•	the impact on our business of new accounting rules or changes to existing accounting rules;

•	our risk management policies and procedures could leave us exposed to unidentified or unanticipated risk;

•

general economic conditions and other factors, including prevailing interest and unemployment rate levels and stock and credit market performance which may affect (among other things) our ability to sell our products and the fair value of our investments, which could result in impairments and OTTI, and certain liabilities, and the lapse rate and profitability of policies;

•	our ability to protect our intellectual property;

•	difficulties arising from outsourcing relationships;

•	the impact on our business of man-made catastrophes, pandemics, and malicious and terrorist acts;

•	our ability to compete in a highly competitive industry and maintain competitive unit costs;

•	adverse consequences if the independent contractor status of our IMOs is successfully challenged;

•	our ability to attract and retain national marketing organizations and independent agents;

•	adverse tax consequences if we generate passive income in excess of operating expenses;

•	significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities;

•	the inability of our subsidiaries and affiliates to generate sufficient cash to service all of their obligations;

•	our subsidiaries’ ability to pay dividends to us;

•	the ability to maintain or obtain approval of the IID and other regulatory authorities as required for our operations and those of our insurance subsidiaries; and

•	the other factors discussed in “Risk Factors”.

All forward-looking statements are made only as of the date of this prospectus and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $18.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $157.9 million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $17.6 million. See “Underwriting (Conflicts of Interest)”.

We intend to use the net proceeds we receive from this offering:

•	for working capital to support the growth of our business and other general corporate purposes, including the costs associated with being a public company; and

•

to pay a special dividend to HGI equal to the lesser of (i) $50 million and (ii) 25% of the net proceeds of this offering after deducting underwriting discounts and commissions and estimated offering expenses.

We will have broad discretion over the way that we use the net proceeds of this offering received by us. See “Risk Factors—Risks Relating to This Offering and Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment”.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the front cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $9.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors by $16.8 million, assuming the initial public offering price of $18.00 per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We are a holding company, and we have no operations. Our ability to pay dividends to holders of our common stock is limited by our ability to obtain cash or other assets from our subsidiaries, which may be limited or restricted by applicable insurance laws. These restrictions are based in part on the prior year’s statutory income and surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without affirmative approval of state regulatory authorities. Further, the covenants in the agreement governing the existing indebtedness of FGLH significantly restrict the ability of FGLH to pay dividends, which further limits our ability to obtain cash or other assets from our subsidiaries and, as a result, our ability to pay dividends. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

We initially expect to pay quarterly cash dividends to holders of our common stock of approximately $0.065 per share, subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, operating results, current and anticipated cash needs and plans for growth, legal requirements and other factors that the board of directors deems relevant. Under Delaware law, we can only pay dividends either out of “surplus”, which is defined as total assets at fair market value minus total liabilities, minus the aggregate par value of our outstanding stock, or out of the current or the immediately preceding year’s earnings. We cannot assure you that we will pay any dividends to our common stockholders, or as to the amount of any such dividends if our board of directors determines to do so.

We intend to use a portion of the net proceeds from this offering to pay a special dividend to HGI equal to the lesser of (i) $50 million and (ii) 25% of the net proceeds of this offering after deducting underwriting discounts and estimated offering expenses.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis (before giving effect to the 4,700-for-1 stock split effected on November 26, 2013); and

•

on an as adjusted basis to give effect to (i) the 4,700-for-1 stock split effected on November 26, 2013, (ii) the sale of shares of common stock in this offering, at an assumed initial public offering price of $18.00 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of the net proceeds therefrom as described in “Use of Proceeds”. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) our total shareholders’ equity and total capitalization by $6.8 million (assuming no exercise of the underwriters’ over-allotment option).

	As of September 30, 2013
	Actual	As Adjusted (unaudited)
	(in thousands, except per share data)
Long-term debt(a)
Senior Notes	$300,000	$300,000

Total	$300,000	$300,000

Shareholders’ equity
Common stock, $0.01 par value per share: (i) Actual: 100,000 shares authorized, 10,000 shares issued and outstanding and (ii) As adjusted: 500,000,000 shares authorized, 56,750,000 shares issued and outstanding	$—	$568
Additional paid-in capital	527,124	684,438
Retained earnings	524,871	485,401
Accumulated other comprehensive income	112,890	112,890

Total shareholders’ equity	$1,164,885	$1,283,297
Total capitalization	$1,464,885	$1,583,297

(a)	Does not include FGLIC’s reserve facilities used to support its statutory reserves. See “Business—Reserve Facilities”.

Our capitalization presented above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price. You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of September 30, 2013 was $601.1 million, and our net tangible book value per share was $12.79. Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at September 30, 2013, after giving effect to our statutory conversion on August 26, 2013 and a 4,700-for-1 stock split of our common stock effected on November 26, 2013.

After giving effect to the sale of 9,750,000 shares of common stock sold by us in this offering at an assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds”, our as adjusted net tangible book value at September 30, 2013 would have been $719.5 million, or $12.68 per share. This represents an immediate decrease in as adjusted net tangible book value per share of $0.11 to the existing shareholders and an immediate dilution of $5.32 to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

(In millions, except for per share amounts)
Assumed initial public offering price per share		$18.00
Net tangible book value per share as of September 30, 2013	$12.79
Decrease in net tangible book value per share attributable to new investors in this offering	0.11

As adjusted net tangible book value per share after this offering		12.68

Dilution in as adjusted net tangible book value per share to new investors		$5.32

The following table summarizes, as of September 30, 2013, the effective cash cost to HGI of our shares, which reflects the purchase price it paid to acquire FGLH net of dividends it received prior to and in connection with this offering, compared to the price paid by new investors purchasing shares in this offering, based upon an assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This table is illustrative only and the average price per share is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing:

	Shares Issued(1)		Total Consideration(2)		Average Price Per Share(1)
	Number	Percent	Amount	Percent
	(Shares in thousands)		(Dollars in millions)
Existing stockholder	47,000	82.8%	$151.9	46.4%	$3.23
New investors	9,750	17.2	175.5	53.6	18.00

Total	56,750	100.0%	$327.4	100.0%	$5.77

(1)	The total number of shares issued and the average price per share take into account our statutory conversion on August 26, 2013 and the 4,700-for-1 stock split effected on November 26, 2013.

(2)	The total consideration paid by the existing stockholder reflects the purchase price paid for FGLH net of dividends received prior to and in connection with this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $9.1 million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors by $16.8 million, assuming the assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables are based on 47,000,000 shares of common stock outstanding as of September 30, 2013 after giving effect to the 4,700-for-1 stock split effected on November 26, 2013:

•	any exercise by the underwriters of the over-allotment option; and

•	2,837,500 shares of common stock reserved for future issuance under the Fidelity & Guaranty Life 2013 Stock Incentive Plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth, for the periods and as of the dates indicated, our selected predecessor and successor historical consolidated financial data. For financial statement purposes relative to the FGLH Acquisition, we have identified FGLH as the predecessor and FGL as the successor. We have prepared the selected financial data, other than statutory data, in conformity with U.S. GAAP. We have derived the selected predecessor financial data for the period from January 1, 2011 through April 5, 2011 from the audited consolidated financial statements of FGLH included elsewhere in this prospectus. We have derived selected predecessor financial data as of and for the years ended December 31, 2010 and 2009 from the audited consolidated financial statements of FGLH not included in this prospectus. We have derived the selected successor financial data: (i) as of and for the years ended September 30, 2013 and 2012 and for the period of April 6, 2011 through September 30, 2011 from the audited consolidated financial statements of FGL included elsewhere in this prospectus; and (ii) as of September 30, 2011 from the audited consolidated financial statements of FGLH not included in this prospectus. We have derived selected financial and operating data as of April 5, 2011 from the unaudited condensed consolidated financial statements of FGLH not included in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

We have derived statutory data from the statements filed by our insurance subsidiaries with regulatory authorities and have prepared the statutory data in accordance with SAP, which vary in certain respects from U.S. GAAP. Statutory data, except for the years ended December 31, 2010, 2009 and 2008, are unaudited.

You should read the following information in conjunction with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Presentation of Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	FIDELITY & GUARANTY LIFE (SUCCESSOR)			FIDELITY & GUARANTY LIFE HOLDINGS, INC. (PREDECESSOR)
	YEAR ENDED SEPTEMBER 30, 2013(e)	YEAR ENDED SEPTEMBER 30, 2012	PERIOD FROM APRIL 6, 2011 – SEPTEMBER 30, 2011	PERIOD FROM JANUARY 1, 2011 – APRIL 5, 2011	YEAR ENDED DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2009
(in millions, except per share amounts, percentages and ratios)

Revenues:
Premiums	$58.7	$55.3	$39.0	$53.7	$220.0	$252.4
Net investment income	708.0	716.2	369.8	232.6	915.6	957.7
Net investment gains (losses)	517.7	410.0	(166.9)	84.5	60.1	(138.1)
Insurance and investment product fees and other	61.5	40.3	48.9	23.8	108.3	112.1

Total revenues	1,345.9	1,221.8	290.8	394.6	1,304.0	1,184.1

Benefits and expenses:
Benefits and other changes in policy reserves	532.9	777.4	247.6	228.7	863.0	1,097.3
Acquisition and operating expenses, net of deferrals	109.8	123.9	75.8	23.1	100.9	150.5
Amortization of intangibles	184.5	160.7	(11.1)	131.7	273.0	170.6
Goodwill impairment	—	—	—	—	—	—

Total benefits and expenses	827.2	1,062.0	312.3	383.5	1,236.9	1,418.4

Operating income (loss)	518.7	159.8	(21.5)	11.1	67.1	(234.3)
Interest (expense)(a)	(11.5)	(2.6)	(1.9)	(5.9)	(25.0)	(19.8)
Bargain purchase gain from business acquisition	—	—	158.3	—	—	—
Gain on contingent purchase price reduction	—	41.0	—	—	—	—
Other income, net	0.2	0.2	—	—	—	—

Income before income taxes	507.4	198.4	134.9	5.2	42.1	(254.1)
Income tax (expense) benefit	(159.7)	145.7	41.7	7.8	130.1	50.4

Net income	$347.7	$344.1	$176.6	$13.0	$172.2	$(203.7)

Earnings per share:(b)
Net earnings per share	$7.40	$7.32	$3.76	N/A	N/A	N/A
Common shares outstanding	47.0	47.0	47.0	N/A	N/A	N/A

Balance Sheet Data (as of period end)(c):
Cash and cash equivalents	$1,204.3	$1,054.6	$820.9	$904.7	$639.2	$823.3
Total investments	16,222.5	16,556.5	15,751.1	15,818.9	15,906.6	15,135.4
Total assets	22,429.2	20,990.3	19,408.1	20,587.9	20,612.8	20,671.7
Contractholder funds	15,248.2	15,290.5	14,550.0	14,967.3	15,081.7	15,241.5
Future policy benefits	3,556.8	3,614.8	3,598.2	3,464.6	3,474.0	3,469.6
Notes payable	300.0	—	95.0	248.5	244.6	244.8
Total equity	1,164.9	1,290.8	675.4	1,351.1	1,344.6	936.0
Total equity excluding AOCI	1,052.0	856.3	515.9	1,329.9	1,317.0	1,147.9

Cashflow Data:
Net cash provided by (used in):
Operating activities	$335.7	300.0	(25.4)	273.9	608.4	818.1
Investing activities	(89.8)	53.0	902.9	242.5	(50.7)	240.2
Financing activities	(96.2)	(119.4)	(56.8)	(251.0)	(741.7)	(1,202.9)

Statutory Data (as of period end)(d):
Statutory capital and surplus	$1,064.3	$861.6	$833.4	$922.6	$902.1	$816.4
Total adjusted capital	$1,135.5	$901.4	$861.6	$940.2	$902.4	$818.7

(a)	Interest expense has been reclassified out of “Benefits and expenses” in the predecessor periods to conform with the presentation of the financial statements in the successor periods.
(b)	Common shares outstanding and per share amounts gives retroactive effect to our statutory conversion on August 26, 2013 and the 4,700-for-1 stock split of our shares of common stock effected on November 26, 2013. Net earnings per share and Common shares outstanding are unaudited, except for the year ended September 30, 2013.
(c)	Balance sheet data as of April 5, 2011 is unaudited.
(d)	We have derived the statutory data from statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with SAP, which vary in certain respects from U.S. GAAP. See Note 17, Insurance Subsidiary Financial Information, in the audited consolidated financial statements for the year ended September 30, 2013, for a discussion of material differences between SAP and U.S. GAAP.
(e)	On August 9, 2013, we distributed our ownership interests in the parent company of Front Street to HGI. As a result, Front Street’s results will not be included in our results for any period after Fiscal Year 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for further details on Front Street results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data”, “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements as a result of various factors. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Presentation of Financial Information

The FGLH Acquisition that was completed on April 6, 2011 resulted in the application of the acquisition method under U.S. GAAP, which required the total purchase price of the acquisition to be allocated to the assets acquired and liabilities assumed based on their acquisition date fair values. For financial statement purposes relative to the FGLH Acquisition, FGLH has been identified as the predecessor and FGL as successor. In addition, we have revised our financial reporting period to coincide with that of HGI and its other affiliates. These changes have significantly affected the presentation of our financial information, including in the following respects:

•

Diminished Comparability of Pre- and Post-acquisition Financial Condition and Results of Operations. The application of the acquisition method had a significant impact on, among other things, intangible assets related to our life and annuity portfolio. Because these assets are amortized through income over time, this adjustment also affected the comparability of our results of operations before and after the FGLH Acquisition. For example, the value of DAC and VOBA at December 31, 2010, was $1,764.9 million, after net amortization expense of $273.0 million for the twelve months ended December 31, 2010. In contrast, the total fair value of our insurance intangible assets (VOBA) at April 6, 2011 after the application of the acquisition method was $577.2 million, and the amortization charge for the period from April 6, 2011 to September 30, 2011 was negative $11.1 million.

The application of the acquisition method also had a significant impact on our investment portfolio, which was reset to fair value on the acquisition date. Because the amount of net premium over par value is amortized through net investment income over time, this adjustment resulted in an additional $41.9 million of premium amortization for the period from April 6, 2011 to September 30, 2011. Additionally, following the FGLH Acquisition, we ceded the majority of our life insurance business to Wilton Re, with the exception of life insurance products that contain return of premium riders, which reduced our post-acquisition premium revenue and benefit and expenses.

•

New Financial Reporting Periods. Prior to the FGLH Acquisition, FGLH had a fiscal year end of December 31. The Company has a fiscal year end of September 30 with fiscal quarters that end on the last day of each quarter. As a result, references to Fiscal Year 2013 and Fiscal Year 2012 refer to the twelve months ended September 30, 2013 and 2012, respectively.

Certain financial data relating to FGLIC and our other insurance subsidiaries have been derived from their statutory financial statements, which are based on SAP permitted or prescribed by the insurance regulator in their state of domicile. Statutory accounting varies in certain respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements for a discussion of these differences. In particular, our statutory financial statements continue to apply a December 31 calendar year end, as they did before the FGLH Acquisition, and such financial statements were not subject to the acquisition method adjustments, which only affected our U.S. GAAP financial statements.

Due to these changes, as well as significant changes in our business strategy since the FGLH Acquisition, we do not believe it would be useful to compare our results of operations in pre- and post-acquisition periods. Therefore, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” addresses the following periods:

•	Fiscal Year Ended September 30, 2013 compared to Fiscal Year Ended September 30, 2012. We refer to these periods as Fiscal Year 2013 and Fiscal Year 2012.

•

Period from April 6, 2011 through September 30, 2011. We have provided a discussion of this period without comparison to prior or subsequent periods, as it represents a stub period subsequent to the FGLH Acquisition. As such, we do not believe it would be useful to compare our results of operations in pre- and post-acquisition periods.

•

Period from January 1, 2011 through April 5, 2011. We have provided a discussion of this period without comparison to prior or subsequent periods, as it is represents a stub period prior to the FGLH Acquisition. As such, we do not believe it would be useful to compare our results of operations in pre- and post-acquisition periods.

Overview

We provide our principal life and annuity products through our insurance subsidiaries—FGLIC and FGL NY Insurance. Our customers range across a variety of age groups and are concentrated in the middle-income market. Our fixed indexed annuities provide for pre-retirement wealth accumulation and post-retirement income management. Our life insurance provides wealth protection and transfer opportunities through indexed universal life products. Life and annuity products are primarily distributed through IMOs and independent insurance agents.

Since the FGLH Acquisition, we have made several significant changes to our business. We have ceded the majority of our life insurance business, with the exception of traditional life products that contain return of premium riders, to Wilton Re to transfer the risk of the lifetime guarantee on a large portion of the universal life insurance line of business; we reduced the number of product offerings to concentrate on capital efficient products and to this end have launched several new FIA products; we began managing a significant portion of our investment portfolio internally; and we repositioned our investment portfolio by shortening the overall duration, all of which are described in more detail below. These changes have positively impacted our recent net income and profitability.

In setting the features and pricing of new FIA sales relative to our targeted net margin, we take into account our expectations regarding (1) net investment spread, which is the difference between the income we earn from investing the FIA premiums and the sum of the interest credited to policyholders and the cost of hedging our risk on the policies; (2) fees, including surrender charges and rider fees, partly offset by vesting bonuses that we pay our policyholders; and (3) a number of related expenses, including benefits and reserves, acquisition costs, and general and administrative expenses.

Trends and Uncertainties

The following factors represent some of the key trends and uncertainties that have influenced the development of our business and our historical financial performance and that we believe will continue to influence our business and financial performance in the future.

Market Conditions

Market volatility has affected and may continue to affect our business and financial performance in varying ways. Volatility can pressure sales and reduce demand as consumers hesitate to make financial decisions. In the long-term, however, we believe that the 2008 through 2010 financial crisis and resultant lingering financial uncertainty will motivate individuals to seek solutions combining elements of capital preservation, income and growth. We believe current market conditions may ultimately enhance the attractiveness of our product portfolio.

We continue to monitor the behavior of our customers, as evidenced by mortality rates, morbidity rates, annuitization rates and lapse rates, which adjust in response to changes in market conditions in order to ensure that our products and services remain attractive and profitable.

Interest Rate Environment

The current low interest rate environment has affected and is likely to continue to affect the demand for our products and our financial performance. Our investment portfolio, which had a fair value of approximately $16.2 billion as of September 30, 2013, consists predominantly of fixed income investments. As investments that were made in a relatively higher interest rate environment mature, we earn a lower yield as we reinvest the proceeds. Over the next five years, we anticipate $6,097 million of investment cash flows from maturities, calls, and pay-downs with an average yield of 4.65%. We believe there is limited reinvestment risk resulting from these investment cash flows because of the close match to our expected policyholder benefit cash flows during the same period. The current average yield on our fixed income investment portfolio is approximately 5.0%, and we currently anticipate that proceeds that are reinvested in fixed income investments in fiscal year 2014 will earn an average yield in the range of 5.0% to 5.5%. If prevailing interest rates were to rise, we believe the yield on our new investment purchases would also rise and positively impact earnings. Rising interest rates also influence the prices of fixed income investments that we sell on the secondary market rather than holding until maturity or repayment, with rising interest rates generally leading to lower prices in the secondary market, and falling interest rates generally leading to higher prices.

Certain of our products include guaranteed minimum crediting rates, most notably our fixed rate annuities. As of September 30, 2013, the GAAP reserves and average crediting rate on our fixed rate annuities were $2.5 billion and 3.5%, respectively. We are required to pay these guaranteed minimum crediting rates even if earnings on our investment portfolio decline, which would negatively impact earnings. In addition, we expect more policyholders to hold policies with comparatively high guaranteed rates for a longer period in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio would positively impact earnings if the average interest rate we pay on our products does not rise correspondingly. Similarly, we expect that policyholders would be less likely to hold policies with existing guarantees as interest rates rise and the relative value of other new business offerings are increased, which would negatively impact our earnings and cash flows.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” for a more detailed discussion of interest rate risk.

Aging of the U.S. Population

We believe that the aging of the U.S. population will affect the demand for our products. As the “baby boomer” generation prepares for retirement, we believe that demand for retirement savings, growth and income products will grow. The impact of this growth may be offset to some extent by asset outflows as an increasing percentage of the population begins withdrawing assets to convert their savings into income.

Industry Factors and Trends Affecting Our Results of Operations

Demographics and macroeconomic factors are increasing the demand for our FIA and IUL products, for which demand is large and growing: over 10,000 people will turn 65 each day in the United States over the next 15 years. According to the U.S. Census Bureau, the proportion of the U.S. population over the age of 65 is expected to grow from 14.8% in 2015 to 20.3% in 2030.

Due to a turbulent period for the stock market in 2007 and 2008, many middle-income Americans have grown to appreciate the security these indexed products afford. As a result, the IUL market expanded from $100 million of annual premiums in 2002 to over $1.3 billion of annual premiums in 2012. Similarly, the FIA market grew from nearly $12 billion of sales in 2002 to $34 billion of sales in 2012.

The following charts demonstrate relevant market trends:

FIA Industry Sales

(dollars in billions)

IUL Industry Sales

(dollars in millions)

Source: Wink, Inc. (formerly AnnuitySpecs)

Competition

Our insurance subsidiaries operate in highly competitive markets. We face a variety of large and small industry participants. These companies compete for the growing pool of retirement assets driven by a number of exogenous factors, such as the continued aging of the U.S. population and the reduction in financial safety nets provided by governments and corporations. In many segments, product differentiation is difficult as product development and life cycles have shortened.

The top three sellers of FIAs accounted for 37% of total FIA sales for the nine months ended September 30, 2013, the top ten carriers accounted for 71.5% and no single carrier represented more than 14%. During this same time period, we had a market share of approximately 3% and 1% for FIAs and IULs, respectively. The composition of the IUL segment resembles that of the FIA segment. The top three carriers accounted for 30% of total IUL sales, the top ten carriers accounted for 65.3% and no single carrier represented more than 14%. Our own sales of FIAs and IULs by quarter in recent years were as follows:

	FIA Sales				IUL Sales
(in millions)	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
Q1	$177.9	$200.6	$344.5	$243.1	$3.3	$4.5	$4.2	$5.5
Q2	161.4	126.6	539.8	238.6	3.2	3.4	4.5	4.3
Q3	194.8	142.1	461.4	263.8	4.3	4.1	3.4	4.3
Q4	218.3	167.8	259.8	237.6	3.4	4.3	4.0	4.7

Total	$752.4	$637.1	$1,605.5	$983.1	$14.2	$16.3	$16.1	$18.8

Source: Wink, Inc. (formerly AnnuitySpecs)

We had a different business model prior to the FGLH Acquisition and, since 2010, have changed our business model and reinsured substantially all of our life business as of the FGLH Acquisition Date. Thus, we do not have comparable sales data for the period from 2002 to 2010. As illustrated in “—Industry Factors and Trends Affecting Our Results of Operations” above, the FIA market grew 132% between years 2002 to 2005 before leveling off until 2009, when the market reached the first of four record years through modest growth. We believe we were a key contributor to the FIA market’s early growth, ranking in the top five in terms of market share from 2003 through 2007. Our FIA sales peaked at $2.3 billion in 2005. Our CAGR for the period from Fiscal Year 2010 to Fiscal Year 2013 is 9.3% for FGLIC’s FIAs and 9.8% for FGLIC’s IULs. Our favorable FIA results were due to the successful introduction of Prosperity Elite in September 2011, our first new product launch since the FGLH Acquisition. The new product re-engaged our distribution outlets, which increased our market share back into the top ten. Even though FGLIC’s IULs showed significant sales growth, the industry showed a higher growth rate, which we believe was largely due to FGLIC’s lower financial strength ratings relative to our main competitors.

We believe that our strong presence in the FIA market and the longevity of our relationships with our leading IMOs position us to effectively serve consumers’ increasing demand for retirement savings, income and protection solutions. We maintain strong relationships with the IMOs through product innovation, attention, and compensation. Frequent new product introductions give our IMOs something new to sell while we maintain shelf relevance. A distinct benefit to selling our products is the potential for IMOs to design products in partnership with us and have the exclusive right to sell such products for a specified time period. Our IMOs receive a high level of service from operations and direct access to senior management. Lastly, our strong compensation plan, including overrides, production bonuses and potential to participate in the Power Partner Incentive program, is designed to keep loyalty strong.

Fiscal Year 2012 shows the impact of the release of Prosperity Elite, a product developed with one of our leading IMOs. The product includes competitive features and commissions meeting our profitability targets. The IMO remained loyal with us even as we adjusted our sales volume to maintain profitability.

Key Components of Our Historical Results of Operations

Under U.S. GAAP, premium collections for fixed indexed and fixed rate annuities and immediate annuities without life contingency are reported as deposit liabilities (i.e., contractholder funds) instead of as sales or revenues. Similarly, cash payments to customers are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities are net investment income, surrender and other charges deducted from contractholder funds, and net realized gains (losses) on investments. Components of expenses for products accounted for as deposit liabilities are interest-sensitive and index product benefits (primarily interest credited to account balances or the cost of providing index credits to the policyholder), amortization of DAC and VOBA, other operating costs and expenses, and income taxes.

Earnings from products accounted for as deposit liabilities are primarily generated from the excess of net investment income earned over the interest credited or the cost of providing index credits to the policyholder, known as the net investment spread. With respect to FIAs, the cost of providing index credits includes the expenses incurred to fund the annual index credits, and where applicable, minimum guaranteed interest credited. Proceeds received upon expiration or early termination of call options purchased to fund annual index credits are recorded as part of the change in fair value of derivatives, and are largely offset by an expense for index credits earned on annuity contractholder fund balances.

Our profitability depends in large part upon the amount of assets under management (“AUM”), the net investment spreads earned on our AAUM, our ability to manage our operating expenses and the costs of acquiring new business (principally commissions to agents and bonuses credited to policyholders). As we grow AUM, earnings generally increase. AUM increases when cash inflows, which include sales, exceed cash outflows. Managing net investment spreads involves the ability to manage our investment portfolios to maximize returns and minimize risks on our AUM such as interest rate changes and defaults or impairment of investments, and our ability to manage interest rates credited to policyholders and costs of the options and futures purchased to fund the annual index credits on the FIAs or IULs. We analyze returns on AAUM pre- and post-DAC and VOBA as well as pre- and post-tax to measure our profitability in terms of growth and improved earnings.

Pretax Adjusted Operating Income

Pretax AOI is an economic measure we use to evaluate financial performance each period for the periods subsequent to the FGLH Acquisition.

Pretax AOI is calculated by adjusting income before income taxes to adjust for interest expense and certain gains realized from the FGLH Acquisition, to eliminate the impact of net investment gains, excluding gains and losses on derivatives and including net OTTI losses recognized in operations, the effect of changes in the rates used to discount the FIA embedded derivative liability, the effects of acquisition-related reinsurance transactions, net of the corresponding DAC and VOBA impact related to these adjustments. These items fluctuate period-to-period in a manner inconsistent with our core operations. Accordingly, we believe using a measure which excludes their impact is effective in analyzing the trends of our operations. Together with income before income taxes, we believe Pretax AOI and Return on AAUM provide meaningful financial metrics that help investors understand our underlying results and profitability.

Pretax AOI should not be used as a substitute for income before income taxes. However, we believe the adjustments made to operating income in order to derive Pretax AOI are significant to gaining an understanding of our overall results of operations. For example, we could have strong operating results in a given period, yet report income before income taxes that is materially less, if during such period the fair value of our derivative assets hedging the FIA index credit obligations decreased due to general equity market conditions but the embedded derivative liability related to the index credit obligation did not decrease in the same proportion as the derivative assets because of non-equity market factors such as interest rate movements. Similarly, we could also have poor operating results in a given period yet show operating income that is materially greater, if during such period the fair value of the derivative assets increases but the embedded derivative liability did not increase in the same proportion as the derivative assets. We hedge our FIA index credits with a combination of static and dynamic strategies, which can result in earnings volatility, the effects of which are generally likely to reverse over time. Our management and board of directors review Pretax AOI, and Return on AAUM and income before income taxes as part of their examination of our overall financial results. However, these examples illustrate the significant impact derivative and embedded derivative movements can have on our income before income taxes. Accordingly, our management and board of directors perform an independent review and analysis of these items, as part of their review of our hedging results each period.

The adjustments to income before income taxes are net of DAC and VOBA amortization. Amounts attributable to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuate from period to period based upon changes in the fair values of call options purchased to fund the annual index credits for FIAs, changes in the interest rates used to discount the embedded derivative liability, and the fair value assumptions reflected in the embedded derivative liability. The accounting standards for fair value measurement require the discount rates used in the calculation of the embedded derivative liability to be based on risk-free interest rates. The impact of the change in risk-free interest rates has been removed from operating income. Additionally, in evaluating our operating results, the effects of acquisition-related reinsurance transactions have been removed from operating income.

In addition, we regularly monitor and report the production volume metric titled “Sales”. Sales are not derived from any specific GAAP income statement accounts or line items and should not be view as a substitute for any financial measure determined in accordance with GAAP. Management believes that presentation of sales as measured for management purposes enhances the understanding of our business and helps depict longer term trends that may not be apparent in the results of operations due to the timing of sales and revenue recognition.

Results of Operations

On August 9, 2013, we distributed our ownership interests in the parent company of Front Street to HGI. Prior to that date, Front Street’s only significant transaction was its reinsurance transaction with us, which incepted December 31, 2012. As a result, Front Street’s results are not material relative to our consolidated results prior to December 31, 2012, and Front Street’s results will not be included in our results for any period after Fiscal Year 2013. To enhance comparability with prior and future periods, in this section we disclose Fiscal Year 2013 results attributable to Front Street for the period October 1, 2012 to August 9, 2013 where they are material relative to the consolidated item being discussed.

Fiscal Year Ended September 30, 2013 Compared to the Fiscal Year Ended September 30, 2012

The following tables set forth the consolidated results of operations for Fiscal Year 2013 and Fiscal Year 2012:

	Fiscal Year
(in millions)	2013	2012	Increase/(Decrease)
Revenues:
Premiums	$58.7	$55.3	$3.4
Net investment income	708.0	716.2	(8.2)
Net investment gains	517.7	410.0	107.7
Insurance and investment product fees and other	61.5	40.3	21.2

Total revenues	$1,345.9	$1,221.8	$124.1

Benefits and expenses:
Benefits and other changes in policy reserves	532.9	777.4	(244.5)
Acquisition and operating expenses, net of deferrals	109.8	123.9	(14.1)
Amortization of intangible assets	184.5	160.7	23.8

Total benefits and expenses	$827.2	$1,062.0	$(234.8)

Operating Income	518.7	159.8	358.9
Interest expense	(11.5)	(2.6)	(8.9)
Gain on contingent purchase reduction	—	41.0	(41.0)
Other income, net	0.2	0.2	—

Income before income taxes	507.4	198.4	309.0
Income tax (expense) benefit	(159.7)	145.7	(305.4)

Net income	$347.7	$344.1	$3.6

Net income for Fiscal Year 2013 was $347.7 million, which includes $53.5 million for Front Street, an increase of $3.6 million, from $344.1 million for Fiscal Year 2012. Income before taxes for Fiscal Year 2013 was $507.4 million, which includes $82.3 million for Front Street, an increase of $309.0 million, from $198.4 million for Fiscal Year 2012. The increase in pre-tax income was primarily due to trading gains on our available-for-sale (“AFS”) portfolio, the revaluation of the embedded derivative liabilities to reflect increased interest rates, the impact of the implementation of the annual assumption review recommendations on the FIA embedded derivative reserve and DAC and VOBA amortization and unlocking calculations and immediate annuity mortality gains. Realized investment gains on AFS securities increased $125.9 million year over year, net of related DAC and VOBA amortization, due to portfolio re-positioning trades and implementation of a new tax strategy. The increase in the interest rates during the fiscal period decreased our embedded derivative liability resulting in an increase in operating income of $72.1 million, net of related DAC and VOBA amortization. As part of the assumption review process that takes place in the fourth quarter each fiscal year, changes were made to the surrender rates, earned rates and future index credits to bring the assumptions in line with current and expected future experience.

These assumptions are used in the FIA embedded derivative reserve and DAC and VOBA calculations and resulted in an increase in operating income of $78.4 million during the fourth quarter of Fiscal Year 2013, net of related DAC and VOBA amortization and unlocking impact. We also experienced immediate annuity mortality gains of $36.3 million during Fiscal Year 2013 due to higher large case deaths. Partially offsetting these increases to operating income was a $305.4 million increase in income tax (expense) benefit year over year. During Fiscal Year 2012, we recognized an income tax benefit of $145.7 million due to a partial release of the valuation allowance held against certain deferred tax assets of $204.7 million and our change in judgment regarding the realization of certain deferred tax assets in future years due to our continued profitability since the FGLH Acquisition. Comparatively, we had income tax expense of $159.7 million during Fiscal Year 2013 primarily due to pre-tax earnings of $507.4 million.

Annuity sales during Fiscal Year 2013 and Fiscal Year 2012 were $1.0 billion and $1.7 billion, respectively, including $982.8 million and $1.6 billion, respectively, of FIA sales. Sales of our core product, Prosperity EliteSM, which was introduced during the year ended September 30, 2011 and created positive sales momentum, was the primary driver of the strong sales during Fiscal Year 2012. Product sales declined in subsequent quarters as a result of the targeted production levels we established for the product. FIAs have become the dominant product within the fixed annuity market. Industry growth is expected to continue as individuals nearing retirement increasingly seek the safety and guaranteed income benefits of FIAs.

Pretax AOI

The table below shows the adjustments made to reconcile income before income taxes to our Pretax AOI:

	Fiscal Year
(in millions)	2013	2012
Reconciliation to income before income taxes:
Income before taxes	$507.4	$198.4
Gain on contingent purchase price reduction	—	(41.0)
Interest expense and other	11.3	2.4

Operating income (loss)	518.7	159.8
Effect of realized investment (gains) losses, net of offsets	(258.3)	(132.4)
Effect of change in FIA embedded derivative discount rate, net of offsets	(53.5)	18.6
Effects of transaction-related reinsurance	(3.4)	11.8

Pretax AOI	$203.5	$57.8

AAUM	16,311.9	16,111.9
Return on AAUM, Pretax AOI	0.8%	0.4%

For Fiscal Year 2013, pretax adjusted operating income increased $145.7 million to $203.5 million from $57.8 million for Fiscal Year 2012. The increase is primarily due to annual assumption changes made to the surrender rates, earned rates and future index credits used in the FIA embedded derivative reserve and DAC and VOBA calculations which resulted in an increase in AOI of $78.4 million during the fourth quarter of Fiscal Year 2013, net of related DAC and VOBA amortization and unlocking impact. Also contributing to the increase were immediate annuity mortality gains of $36.3 million during Fiscal Year 2013 caused by large case deaths, as discussed below in “—Benefits and expenses—benefits and other changes in policy reserves”, as well as the absence of an $11.0 million charge for unclaimed death benefits recorded in Fiscal Year 2012 resulting from a search of the social security administration database that produced a listing of deceased policyholders that died while their policy was in force. See Note 14 in our audited consolidated financial statements for additional information regarding this charge.

AAUM was $16.3 billion and the Return on AAUM, Pretax AOI was 0.8% for Fiscal Year 2013. AAUM did not change significantly from Fiscal Year 2012, while the Return on AAUM, Pretax AOI increased from Fiscal Year 2012 due to lower FIA embedded derivative reserves and lower amortization.

Revenues

Premiums. Premiums primarily reflect insurance premiums for traditional life insurance products which are recognized as revenue when due from the policyholder. We have ceded the majority of our traditional life business to unaffiliated third party reinsurers. The remaining traditional life business is primarily related to traditional life contracts that contain return of premium riders, which have not been reinsured to third party reinsurers.

For Fiscal Year 2013, premiums increased $3.4 million, or 6.1%, to $58.7 million from $55.3 million for Fiscal Year 2012, primarily due to the partial rescission of a coinsurance agreement which resulted in the return of $4.5 million of premiums previously ceded.

Net investment income. For Fiscal Year 2013 we had net investment income of $708.0 million, which includes $35.0 million for Front Street, compared to $716.2 million for Fiscal Year 2012. Investment income has been impacted by our decision in Fiscal Year 2012 to be defensive with our investment portfolio, given the interest rate environment, by continuing to reduce the credit and interest rate risk exposures in the portfolio, and to shorten the duration of the portfolio relative to our liabilities. In addition, we sold certain investments that utilized pre-acquisition tax benefits (carryforwards) which resulted in tax free capital gains. Further, during the fourth quarter of Fiscal Year 2013, we found opportunities to sell investments in gain positions in order to invest in higher yielding assets. These strategies resulted in significant sales of investments during Fiscal Year 2012 and Fiscal Year 2013. The proceeds from the investment sales, including the tax free gains, were primarily held in cash, cash equivalents and treasury notes (see summary below), which temporarily lowers investment income until the proceeds are reinvested. We began reinvesting the sales proceeds from the initial sales program during the second quarter of Fiscal Year 2013 and saw a substantial increase in our earned yield during the second half of Fiscal Year 2013. However, the average yield earned remained below the average yield earned for Fiscal Year 2012.

The Company’s cash and short-term investments position is summarized as follows:

(in $ millions)	Fiscal 2013	Fiscal 2012	Fiscal 2011
Q1	2,564.4	1,990.4	N/A
Q2	1,516.3	2,232.7	N/A
Q3	1,191.7	2,424.3	1,019.8
Q4	1,995.3	1,982.7	838.6

AAUM (on an amortized cost basis) was $16.3 billion and $16.1 billion and the average yield earned on AAUM was 4.44% and 4.52% for Fiscal Year 2013 and Fiscal Year 2012, respectively, compared to interest credited and option costs of 3.10% and 3.24% for each period, respectively.

Our net investment spread for the period is summarized as follows:

	Fiscal Year
(in millions)	2013	2012
Average yield on AAUM	4.44%	4.52%
Less: Interest credited and option cost	3.10%	3.24%

Net investment spread	1.34%	1.28%

The net investment spread for Fiscal Year 2013 is 0.06% higher than for Fiscal Year 2012 as the decrease in average yield earned on assets sold in connection with our investment strategies was offset by lower interest credited/option costs that resulted from lower crediting rates on a large block of fixed rate annuities renewing at a lower rate and a reduction in the cost of call options hedging the FIA index credits.

Net investment gains (losses). For Fiscal Year 2013, we had net investment gains of $517.7 million, which includes $85.5 million for Front Street, compared to net investment gains of $410.0 million for Fiscal Year 2012. The period-over-period increase of $107.7 million is primarily due to $343.8 million of net investment gains on fixed maturity and equity securities in Fiscal Year 2013, compared to net investment gains of $265.3 million for Fiscal Year 2012. The $78.5 million increase period over period is primarily due to our investment strategies described above. Included in Fiscal Year 2012 was $30.5 million of gains associated with the asset transfer on October 1, 2011 for the closing of the final acquisition-related reinsurance transaction with Wilton Re. The $30.5 million of gains were paid to Wilton Re as part of the initial asset transfer.

Net realized and unrealized gains on long futures and call options also increased $22.9 million year over year, primarily resulting from the performance of the indices upon which the call options and futures contracts are based and an increase in the number of call options purchased. We utilize a combination of static (call options) and dynamic (long futures contracts) instruments in our hedging strategy. A substantial portion of the call options and futures contracts are based upon the S&P 500 Index with the remainder based upon other equity and bond market indices. The S&P 500 index increased 17% and 27% during Fiscal Year 2013 and Fiscal Year 2012, respectively. This is a fiscal year-over-year comparison only and does not reflect the change for each option buy date. The increase in the index in Fiscal Year 2012 created a large change in unrealized gains during the year which was substantially realized during Fiscal Year 2013 as the options expired. The smaller increase in the index during Fiscal Year 2013 resulted in a smaller change in unrealized gains. The increase in the actual amount of call options purchased was due to a change in our hedging strategy beginning in August 2012 to be more statically hedged, thereby increasing the aggregate amount of call options purchases in subsequent periods. We changed our hedging strategy to improve the matching of the movements in our derivative assets and FIA embedded derivative liabilities, which reduced the earnings volatility associated with the dynamic component of our hedging strategy. The increase in call options was also due to sales of the Prosperity EliteSM product line which was introduced during the fourth quarter of Fiscal Year 2011.

The remaining increase was due to a $5.6 million increase in fair value of the reinsurance related embedded derivative which is based on the change in fair value of the underlying assets held in the Front Street funds withheld portfolio (see Note 5 of the Notes to Consolidated Financial Statements, herein, for a more complete discussion). The decrease in the fair value of the underlying assets was primarily due to the rise in Treasury rates during the fourth quarter of Fiscal Year 2013. This reinsurance related embedded derivative gain is largely offset in stockholders’ equity as the change in the net unrealized gains (losses) on the Front Street funds withheld assets are included in AOCI.

The components of the realized and unrealized gains on derivative instruments used to hedge our FIA products are as follows:

	Fiscal Year
(in millions)	2013	2012
Call options:
Gain (loss) on option expiration	$128.0	$(53.0)
Change in unrealized gain/loss	23.5	153.0
Futures contracts:
Gain (loss) on futures contracts expiration	17.4	42.7
Change in unrealized gain	0.1	3.4

	$169.0	$146.1

The average index credits to policyholders during the following periods are as follows:

	Fiscal Year
	2013	2012
S&P 500 Index:
Point-to-point strategy	5.25%	2.68%
Monthly average strategy	4.95%	1.84%
Monthly point-to-point strategy	4.58%	0.45%
3 Year high water mark	23.28%	17.51%

A point-to-point strategy is an indexing method that calculates the percentage change in the value of the S&P 500 Index on two specified dates. In a monthly point-to-point strategy, the point-to-point changes in the S&P 500 Index for each month are added together, subject to a maximum monthly cap. A monthly average strategy calculates the average of the percentage change in the S&P 500 Index for each month over the course of a year.

For Fiscal Year 2013 the average credit to contractholders from index credits during the period was 5.07% compared to 1.81% for Fiscal Year 2012. The credits for Fiscal Year 2012 were based on comparing the S&P 500 on each issue date in Fiscal Year 2012 to the same issue date in Fiscal 2011. The volatility at different points in these periods created lower overall credits in Fiscal Year 2012 compared to the consistent double-digit S&P 500 growth for those issue dates in Fiscal Year 2013.

Actual amounts credited to contractholder fund balances may be less than the index appreciation in the S&P 500 Index due to contractual features in the FIA contracts (caps, spreads, participation rates and asset fees) which allows us to manage the cost of the options purchased to fund the annual index credits.

Insurance and investment product fees and other. For Fiscal Year 2013 and Fiscal Year 2012, insurance and investment product fees and other consisted primarily of cost of insurance charges, policy fees collected from the contractholder and surrender charges assessed against policy withdrawals in excess of the policyholder’s allowable penalty-free amounts (up to 10% of the prior year’s value, subject to certain limitations). These revenues increased $21.2 million, or 52.6%, to $61.5 million for Fiscal Year 2013 compared to $40.3 million for Fiscal Year 2012. These increases are primarily due to cost of insurance charges on new universal life policies issued during the last twelve months and policy rider fees on the Prosperity EliteSM product line.

Benefits and expenses

Benefits and other changes in policy reserves. For Fiscal Year 2013 benefits and other changes in policy reserves decreased $244.5 million, or 31.5%, to $532.9 million, including $36.3 million for Front Street, from $777.4 million for Fiscal Year 2012, principally due to the present value of future credits and guarantee liability change, which decreased $212.6 million during Fiscal Year 2013 compared to a $7.0 million increase during Fiscal Year 2012. The period over period decrease of $219.6 million was primarily driven by the increase in the risk free rates which reduced reserves by $96.8 million during Fiscal Year 2013 compared to the decrease in rates which increased reserves $39.9 million during Fiscal Year 2012, a year over year decrease of $136.7 million. Additionally, annual assumption changes were made to the surrender rates and future index credits used in the FIA embedded derivative reserve calculation which resulted in a reserve decrease of $76.2 million during the fourth quarter of Fiscal Year 2013.

Immediate annuity policy reserves were lower in Fiscal Year 2013 by $36.3 million. The decrease in reserves was due to a favorable mortality experience on our immediate annuities. Upon a death, we release the reserve established for the expected remaining benefits which are based on assumptions for mortality among other things. To the extent the actual deaths in the period are higher than expected, additional reserves will be released.

Below is a summary of the major components included in benefits and other changes in policy reserves for Fiscal Year 2013 and 2012:

	Fiscal Year
(in millions)	2013	2012
FIA market value option liability change	$16.8	$177.9
FIA present value future credits & guarantee liability change	(212.6)	7.0
Index credits, interest credited & bonuses	565.4	382.4
Annuity payments	219.6	241.7
Mortality gains	(36.3)	—
Other policy benefits and reserve movements	(20.0)	(31.6)

Total benefits and other changes in policy reserves	$532.9	$777.4

Acquisition, operating and general expenses, net of deferrals. Acquisition and operating expenses, net of deferrals, decreased $14.1 million, or 11.4%, to $109.8 million, including $6.4 million for Front Street, for Fiscal Year 2013, from $123.9 million for Fiscal Year 2012, including $2.5 million for Front Street, principally due to a $31.1 million ceding commission paid to Wilton Re. This ceding commission primarily related to $30.5 million of investment gains realized on the securities transferred to Wilton Re on October 17, 2011, the effective date of the second acquisition-related reinsurance amendment, in connection with closing the final acquisition-related reinsurance transaction with Wilton Re.

Partially offsetting the year over year decrease was a one-time expense of $10.3 million in relation to the settlement of trail commissions. In September 2013, FGL Insurance agreed to accelerate the payment of trail commissions to Creative Marketing (“Creative”), one of our long-standing IMOs, to facilitate the purchase of Creative by its management from Aviva USA Corporation.

Amortization of intangibles. For Fiscal Year 2013, amortization of intangibles increased $23.8 million, or 14.8%, to $184.5 million from $160.7 million for Fiscal Year 2012. Amortization of intangibles is based on historical, current and future expected gross margins (pre-tax operating income before amortization). The increase in the current gross margins was driven by the lower embedded derivative liability discussed above which increased amortization; however, it was partially offset by the increase in future expected gross margins from the change in assumptions also discussed above, which decreased amortization. The change in the embedded derivative liability moves with the changes in the market value of the option liability as well as with changes in interest rates. If the current embedded derivative liability increases then future margins increase as the higher liability amortizes into income over time and vice versa. When future expected margins increase amortization generally slows down and vice versa when the future expected margins decrease. The change in assumptions during the year resulted in an increase in future expected margins and corresponding “unlocking” adjustment, reducing the net amortization in Fiscal Year 2013. See “—Critical Accounting Policies and Estimates—DAC and VOBA” below for additional details. Another contributing factor to the increased amortization for Fiscal Year 2013 was the increased net investment gains described above.

Other items affecting net income

Interest expense. Interest expense for Fiscal Year 2013 was $11.5 million, compared to interest expense of $2.6 million during Fiscal Year 2012. The increase in interest expense for Fiscal Year 2013 includes interest incurred on the $300.0 million of outstanding Senior Notes issued in March 2013. The outstanding notes pay interest semi-annually at a coupon rate of 6.375%.

Income tax expense (benefit). Income tax expense for Fiscal Year 2013 was $159.7 million, net of a valuation allowance release of $18.9 million, compared to an income tax benefit of $145.7 million for Fiscal Year 2012 which consisted of $52.1 million of tax expense and other tax related charges offset by a release in valuation of $197.8 million. The increase in income tax expense of $305.4 million for Fiscal Year 2013 is due to a combination of pre-tax income increasing $309.0 million year over year and a much smaller valuation allowance release in Fiscal Year 2013 relative to Fiscal Year 2012.

In assessing the recoverability of our deferred tax assets, we regularly consider the guidance outlined within ASC 740 (“Income Taxes”). The guidance requires an assessment of both positive and negative evidence in determining the realizability of deferred tax assets. A valuation allowance is required to reduce our deferred tax asset to an amount that is more likely than not to be realized. In determining the net deferred tax asset and valuation allowance, we are required to make judgments and estimates related to projections of future profitability. These judgments include the following: the timing and extent of the utilization of net operating loss carry-forwards, the reversals of temporary differences, and tax planning strategies. We have recorded a partial valuation allowance of $158.7 million against our gross deferred tax assets of $620.5 million as of September 30, 2013.

We maintain a valuation allowance against certain §382 limited capital loss carry-forwards and the deferred tax assets of our non-life insurance company subsidiaries. A valuation allowance has been placed against §382 limited capital loss carry-forwards to reduce these deferred tax assets to an amount that is more likely than not to be realized before the attributes expire. Our non-life insurance company subsidiaries have a history of losses and insufficient sources of future income in order to recognize any portion of their deferred tax assets.

The valuation allowance is reviewed quarterly and will be maintained until there is sufficient positive evidence to support a release. At each reporting date, we consider new evidence, both positive and negative, that could impact the future realization of deferred tax assets. We will consider a release of the valuation allowance once there is sufficient positive evidence that it is more likely than not that the deferred tax assets will be realized. Any release of the valuation allowance will be recorded as a tax benefit increasing net income or other comprehensive income. The valuation allowance was decreased by $18.9 million for Fiscal Year 2013. The adjustment is due to previously unrealizable capital loss carryforwards that were utilized during Fiscal Year 2013, which was partially offset by full valuation allowance placed against the current period income tax benefit of our non-life insurance company subsidiaries. For Fiscal Year 2012 the valuation allowance was reduced by $197.8 million when management determined that sufficient positive evidence existed, based on a change in circumstance related to our cumulative loss position, to conclude that it was more likely than not that additional deferred tax assets were realizable.

Post-Acquisition Period from April 6, 2011 through September 30, 2011 (Successor Period)

The following tables set forth the combined results of operations for the post-acquisition period from April 6, 2011 through September 30, 2011:

(in millions)	Period from April 6, 2011 through September 30, 2011
Revenues:
Premiums	$39.0
Net investment income	369.8
Net investment (losses)	(166.9)
Insurance and investment product fees and other	48.9

Total revenues	$290.8

Benefits and expenses:
Benefits and other changes in policy reserves	247.6
Acquisition and operating expenses, net of deferrals	75.8
Amortization of intangibles	(11.1)
Total benefits and expenses	$312.3

Operating (loss)	(21.5)
Interest expense	(1.9)
Bargain purchase gain from business acquisition	158.3

Income before income taxes	134.9
Income tax benefit	41.7

Net income	$176.6

Net income was $176.6 million for the period from April 6, 2011 to September 30, 2011. Income for the period included adjustments related to equity market volatility and lower interest rates which impacted the value of our derivative assets and embedded derivative liabilities and to transaction-related activities in connection with the FGLH Acquisition. The embedded derivative liability increased $42.6 million, net of DAC and VOBA effect, primarily related to the decrease in risk-free rates used to discount the liability. Additionally, settlement adjustments through September 30, 2011 for the life business ceded to Wilton Re resulted in a $10.4 million charge for the period. The period also included a $13.8 million charge for letter of credit (“LOC”) facility fees due to the early termination of the facility. The facility which collateralized statutory redundant reserves ceded to Raven Re was replaced by recapturing the block and ceding it to Wilton Re as of October 17, 2011. Substantially offsetting these items was a $41.7 million income tax benefit primarily resulting from the recognition of deferred tax assets which previously had a reserve set up against them.

Annuity sales during the period were $380.0 million including $310.0 million of FIA sales. FIA sales have become the dominant product within the fixed annuity market and industry growth is expected to continue as individuals nearing retirement increasingly seek fixed annuity benefits. Net client cash flows (premiums and deposits reduced by benefit payments and withdrawals) in the period from April 6, 2011 to September 30, 2011 included policyholder benefits and surrenders of $1.1 billion which exceeded new deposits and premiums of $423.7 million. In addition, there was a $535.8 million outflow resulting from the assets ceded to Wilton Re related to a new reinsurance transaction FGLIC entered into on April 8, 2011. Assets under management as of September 30, 2011 were $16.3 billion.

Pretax AOI

The table below shows the adjustments made to reconcile income before income taxes to our Pretax AOI for the period from April 6, 2011 through September 30, 2011.

(in millions)	Period from April 6, 2011 through September 30, 2011
Reconciliation to income before income taxes:
Income before income texes	$134.9
Bargain purchase gain	(158.3)
Interest expense and other	1.9

Operating (loss)	$(21.5)
Effect of investment gains, net of offsets	(0.6)
Effect of change in FIA embedded derivative discount rate, net of offsets	42.6
Effects of acquisition-related reinsurance	24.2

Pretax AOI	$44.7

AAUM	$16,272.3
Return on AAUM, Pretax AOI	0.5%

For the period from April 6, 2011 through September 30, 2011, Pretax AOI was $44.7 million. The adjustments to reported operating loss noted in the table above are net of amortization of DAC and VOBA. Amounts attributable to the fair value accounting for derivatives hedging the FIA index credits and the related embedded derivative liability fluctuate from period to period based upon changes in the fair values of call options purchased to fund the annual index credits for FIAs, changes in the interest rates used to discount the embedded derivative liability, and the fair value assumptions reflected in the embedded derivative liability. The accounting standards for fair value measurement require the discount rates used in the calculation of the embedded derivative liability to be based on the risk-free interest rates adjusted for our non-performance. A decline in the equity market during the period caused the fair value of our derivative assets and embedded derivative liability to decrease. However, a decrease in discount rates resulted in a partially offsetting increase in the embedded derivative liability, which we have removed from adjusted operating income. Also included in adjustments to operating income was LOC facility fees amortization due to the early termination of the facility. The facility, which collateralized redundant reserves ceded to an affiliate on April 7, 2011 was replaced by recapturing the block and ceding it to Wilton Re as of October 17, 2011. Settlement adjustments through September 30, 2011 for the life insurance business ceded to Wilton Re also resulted in a charge for the period which we have removed from operating income. In evaluating our operating results, these adjustments have been removed from operating income as acquisition-related reinsurance transactions.

AAUM was $16.3 billion and the Return on AAUM, Pretax AOI was 0.5% for the Period from April 6, 2011 through September 30, 2011.

Revenues

Premiums. Premiums of $39.0 million reflect insurance premiums for life insurance products, which are recognized as revenue when due from the policyholder. We have ceded the majority of our traditional life insurance business to an unaffiliated third-party reinsurer. The remaining life insurance business is primarily related to life insurance contracts that contain return of premium riders, which have not been reinsured to third-party reinsurers.

Net investment income. Investment income of $376.9 million, less $284.2 million of interest credited and option costs on annuity deposits, resulted in a net investment spread of $92.7 million, or 1.32% (annualized), during the period from April 6, 2011 through September 30, 2011. AAUM (on an amortized cost basis) for the period from April 6, 2011 through September 30, 2011 was $16.3 billion and the average yield earned on AAUM was 4.78% (annualized) compared to interest credited and option costs of 3.46% (annualized) for the period.

Our net investment spread for the period is summarized as follows (annualized):

Period from April 6, 2011 through September 30, 2011
Average yield on AAUM	4.78%
Interest credited and option cost	3.46%

Net investment spread	1.32%

Net investment losses. Net investment losses, including impairment losses, recognized in operations fluctuate from period to period based upon changes in the interest rate and economic environment and the timing of the sale of investments or the recognition of OTTI. For the period from April 6, 2011 through September 30, 2011, fixed maturity AFS securities and equity securities had net investment gains of $23.9 million related to security sales offset by OTTI of $18.0 million during the period. The OTTI were primarily related to securities we intended to sell as of September 30, 2011. Net investment gains for the period were offset by net realized and unrealized losses of $170.8 million on derivative instruments purchased to hedge the annual index credits for FIA contracts. The components of the realized and unrealized losses on derivative instruments used to hedge our FIA products are as follows:

(in millions)	Period from April 6, 2011 through September 30, 2011
Call options:
Loss on option expiration	$(23.2)
Change in unrealized loss	(119.7)
Futures contracts:
Loss on futures contracts expiration	(21.4)
Change in unrealized loss	(6.7)

$(171.0)

Realized and unrealized gains and losses on derivative instruments primarily result from the performance of the indices upon which the call options and futures contracts are based and the aggregate cost of call options purchased. A substantial portion of the call options and futures contracts are based upon the S&P 500 Index, with the remainder based upon other equity and bond market indices. Thus, the fair value of the derivatives will fluctuate from period to period based upon changes in the S&P 500 Index. Accordingly, the change in the unrealized loss on derivatives was primarily driven by the 15.3% decrease in the S&P 500 Index during the period from April 6, 2011 through September 30, 2011.

The average index credits to policyholders during the period from April 6, 2011 through September 30, 2011 is as follows:

Period from April 6, 2011 through September 30, 2011
S&P 500 Index:
Point-to-point strategy	4.63%
Monthly average strategy	4.03%
Monthly point-to-point strategy	2.69%
3 year high water mark	0.04%

The average credit to contractholders from index movements during the period was 3.61%. Actual amounts credited to contractholder fund balances may be less than the index appreciation due to contractual features in the FIA contracts (caps, participation rates and asset fees) which allow us to manage the cost of the call options purchased to fund the annual index credits. The level of realized and unrealized gains and losses on derivative instruments is also influenced by the aggregate costs of call options purchased. The aggregate cost of options is primarily influenced by the amount of FIA contracts in force. The aggregate cost of call options is also influenced by the amount of contractholder funds allocated to the various indices and market volatility which affects call option pricing. The cost of options purchased during the period from April 6, 2011 through September 30, 2011 was $68.2 million.

Insurance and investment product fees and other. Insurance and investment product fees and other for the period were $48.9 million and consisted primarily of cost of insurance, charges and policy fees charged to the contractholder and surrender charges assessed against policy withdrawals in excess of the policyholders allowable penalty-free amounts (up to 10% of the prior year’s value, subject to certain limitations). Withdrawals from annuity and universal life policies subject to surrender charges were $571.9 million for the period and the average surrender charge collected on withdrawals was 3.49% for the period.

Benefits and expenses

Benefits and other changes in policy reserves. Benefits and other changes in policy reserves of $247.6 million for the period from April 6, 2011 through September 30, 2011, includes the change in the FIA embedded derivative liability which includes the market value option liability change and the present value of future credits and guarantee liability change. The market value option liability decreased $263.6 million for the period from April 6, 2011 through September 30, 2011 primarily due to the decrease in the equity markets during the period. The present value of future credits and guarantee liability increased $121.1 million for the period primarily as a result of the decrease in the risk-free rates. Fair value accounting for derivative instruments and the embedded derivatives in the FIA contracts creates differences in the recognition of revenues and expenses from derivative instruments, including the embedded derivative liability in FIA contracts. The change in fair value of the embedded derivatives will not correspond to the change in fair value of the derivatives (purchased call options and futures contracts) because the purchased derivatives cover the next annual index period while the embedded derivative liabilities cover estimated credits over the expected life of the FIA contracts. Additionally, there were index credits, interest credits and bonuses of $292.0 million and policy benefits and other reserve movements of $98.1 million during the period. Changes in index credits are attributable to changes in the underlying indices and the amount of funds allocated by policyholders to the respective index options. Benefits also include claims incurred during the period in excess of contractholder fund balances, traditional life insurance benefits and the change in reserves for traditional life insurance products. Below is a summary of the major components included in benefits and other changes in policy reserves for the period:

(in millions)	Period from April 6, 2011 through September 30, 2011
FIA market value option liability change	$(263.6)
FIA present value future credits and guarantee liability change	121.1
Index credits, interest credited & bonuses	292.0
Other policy benefits and reserve movements	98.1

Total benefits and other changes in policy reserves	$247.6

Acquisition and operating expenses, net of deferrals. Acquisition and operating expenses, net of deferrals, for the period were $75.8 million and include costs and expenses related to the acquisition and ongoing maintenance of insurance and investment contracts, including commissions, policy issuance expenses and other underwriting and general operating costs. These costs and expenses are net of amounts that are capitalized and deferred, which are primary costs and expenses that vary with, and are primarily related to, the sale and issuance of our insurance policies and investment contracts, such as first-year commissions in excess of ultimate renewal commissions and other policy issuance expenses. During the period, acquisition and operating expenses included a $13.8 million charge for letter of credit facility fees due to the early termination of the facility, $6.3 million in expense allowances paid to reinsurers, general operating expenses of $41.5 million, and $11.1 million of commission and bonus expenses, net of deferrals. Included in total net commission expense was $9.1 million of commission related to pre-acquisition life business which was not deferred as there was no VOBA established for it as of the acquisition date.

Amortization of intangibles. Amortization of intangibles of $(11.1) million includes capitalized accrued interest of $14.0 million, which increases the and VOBA intangible asset, less $2.0 million of net VOBA amortization based on gross margins, resulting in net negative VOBA amortization of $12.0 million, which was partially offset by $0.9 million of DAC amortization for the period from April 6, 2011 through September 30, 2011.

Other items affecting net income

Interest expense. Interest expense for the period from April 6, 2011 through September 30, 2011 was $(1.9) million. This reflects interest expense related to the $95.0 million surplus note issued to OMGUK, our former parent, by Raven Re, our wholly owned subsidiary. This note was settled in October 2011.

Income tax benefit. Income tax benefit for the period from April 6, 2011 through September 30, 2011 was $41.7 million. Our effective tax rate of (30.9%) was positively impacted by the release of valuation allowance attributable to our determination that certain of its deferred tax assets became more likely than not realizable during the current reporting period.

We have recorded a partial valuation allowance of $375.3 million against its gross deferred tax assets of $979.9 million as of September 30, 2011.

For the year ended September 30, 2011, we recorded a release of valuation allowance of $30.0 million, related in large part to the recognition of certain acquisition-date built-in gains. The recognition of built-in gains had the effect of increasing our annual §382 limit, which in turn allowed for the release of valuation allowance against capital loss carryforwards and net operating losses previously reserved for as components within the valuation allowance.

Bargain purchase gain from business acquisition. The FGLH Acquisition was accounted for under the acquisition method of accounting, which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values, which resulted in a bargain purchase gain under U.S. GAAP. We believe that the resulting bargain purchase gain of $158.3 million is reasonable based on the following circumstances: (a) the seller was highly motivated to sell FGLH, as it had publicly announced its intention to do so approximately a year prior to the sale; (b) the fair value of FGLH’s investments and statutory capital increased between the date that the purchase price was initially negotiated and the date of the FGLH Acquisition; (c) as a further inducement to consummate the sale, the seller waived, among other requirements, any potential upward adjustment of the purchase price for an improvement in FGLH’s statutory capital between the date of the initially negotiated purchase price and the date of the FGLH Acquisition; and (d) an independent appraisal of FGLH’s business indicated that its fair value was in excess of the purchase price.

Pre-Acquisition Period from January 1, 2011 through April 5, 2011 (Predecessor Period)

The following tables set forth the combined results of operations for the pre-acquisition period from January 1, 2011 through April 5, 2011:

(in millions)	Period from January 1, 2011 through April 5, 2011
Revenues:
Premiums	$53.7
Net investment income	232.6
Net investment gains	84.5
Insurance and investment product fees and other	23.8

Total revenues	$394.6

Benefits and expenses:
Benefits and other changes in policy reserves	228.7
Acquisition and operating expense, net of deferrals	23.1
Amortization of intangibles	131.7

Total benefits and expenses	$383.5

Operating income	11.1

Interest expense	(5.9)

Income before income taxes	5.2
Income tax benefit	7.8

Net income	$13.0

Net income for the period from January 1, 2011 through April 5, 2011 was $13.0 million. Income for the period included adjustments to our derivative assets and embedded derivative liability related to the positive movements in the equity markets during the period. The investment spread measured in dollars was $73.5 million during the period. In addition, investment gains were realized on the sale of certain investments in advance of the FGLH Acquisition. We also released $11.0 million of the deferred tax asset valuation allowance.

Revenues

Premiums. Premiums for the period from January 1, 2011 through April 5, 2011 were $53.7 million and reflect insurance premiums for life insurance products, which are recognized as revenue when due from the policyholder. Sales were reduced as part of certain business transformation and capital adequacy programs implemented during 2010.

Net investment income. Net investment income for the period from January 1, 2011 through April 5, 2011 was $232.6 million. This primarily reflects net investment income on our fixed maturity and equity AFS securities of $233.1 million. AAUM (on an amortized cost basis) were $15.8 billion and the average yield earned on AAUM was 5.81% (annualized).

Period from January 1, 2011 through April 5, 2011
Average yield on AAUM	5.81%
Less: Interest credited and option cost	3.96%

Net investment spread	1.85%

Net investment gains. Net investment gains for the period from January 1, 2011 through April 5, 2011 were $84.5 million. This reflects realized gains on fixed maturity and equity AFS securities of $19.2 million primarily attributable to the disposition of protected and excluded assets under agreements entered into in anticipation of the FGLH Acquisition. Also contributing to net investment gains for the period from January 1, 2011 through April 5, 2011 were net realized and unrealized gains of $65.3 million recognized during this period on long futures and call options purchased to hedge the annual index credits for FIA contracts. A substantial portion of the call options and futures are based upon the S&P 500 Index, with the remainder based upon other equity and bond indices. Accordingly, the change in the unrealized gain on derivatives was primarily driven by the 6.0% increase in the S&P 500 Index during the period from January 1, 2011 through April 5, 2011.

Insurance and investment product fees and other. Insurance and investment product fees and other for the period from January 1, 2011 through April 5, 2011 were $23.8 million. This primarily consists of cost of insurance and surrender charges assessed against policy withdrawals in excess of the policyholder’s allowable penalty-free amounts.

Benefits and other expenses

Benefits and other changes in policy reserves. Benefits and other changes in policy reserves for the period from January 1, 2011 through April 5, 2011 were $228.7 million. Benefits and other changes in policy reserves primarily reflect index credits, interest credits and bonuses totaled $155.2 million as well as $31.3 million in the change in FIA embedded derivative liability. The remainder of the activity for the period from January 1, 2011 through April 5, 2011 is made up of other policy benefits and other reserve movements.

Acquisition and operating expenses, net of deferrals. Acquisition and operating expenses, net of deferrals for the period from January 1, 2011 through April 5, 2011 were $23.1 million. This includes costs and expenses related to the acquisition and ongoing maintenance of insurance and investment contracts, including commissions, policy issuance expenses and other underwriting and general operating costs. For the period from January 1, 2011 through April 5, 2011, acquisition and operating expenses included general expenses of $18.6 million. On January 1, 2011, we adopted new accounting guidance related to accounting for costs associated with acquiring or renewing insurance contracts early. For the period from January 1, 2011 through April 5, 2011, our capitalized acquisition costs were $0.8 million lower than if our previous policy had been applied during that period.

Amortization of intangible assets. For the period from January 1, 2011 through April 5, 2011, amortization of intangible assets was $131.7 million. Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

Other items affecting net income

Interest expense. Interest expense for the period from January 1, 2011 through April 5, 2011 was $5.9 million. This reflects interest expense on the long-term notes due to OMGUK, our former parent. These notes bear interest at 10.24%.

Income tax benefit. Income tax benefit for the period from January 1, 2011 through April 5, 2011 was $7.8 million. The effective tax rate for the period from January 1, 2011 through April 5, 2011 was (152.9%). The effective tax rate on pre-tax income reflects a benefit relative to the prevailing corporate income tax rate of 35%. The benefit was largely attributable to the release of valuation allowance related to the period change in recoverability of capital losses. We have recorded a partial valuation allowance of $76.3 million against our gross deferred tax assets of $946.8 million as of April 5, 2011. The amount of the valuation allowance fluctuates with market movements as unrealized gains in our investment portfolio are the primary source of future capital income which losses can be utilized against. A valuation allowance is recorded for the excess of capital deferred tax assets over unrealized built-in gains. As a result, a valuation allowance release of $11.0 million was recognized for the year period from January 1, 2011 through April 5, 2011 relating to the period change in recoverability of capital loss carryforwards.

Investment Portfolio

The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies. Within the parameters of these laws, we invest in assets giving consideration to three primary investment objectives: (i) maintain robust absolute returns; (ii) provide reliable yield and investment income; and (iii) preserve capital.

Our investment portfolio is designed to contribute a stable earnings and balance risk across diverse asset classes and is primarily invested in high quality fixed income securities.

As of September 30, 2013 and September 30, 2012, the fair value of our investment portfolio was approximately $16.2 billion and $16.6 billion, respectively, and was divided among the following asset classes:

(dollars in millions)	September 30, 2013		September 30, 2012
Asset Class	Fair Value	Percent	Fair Value	Percent
Corporates	$9,418.3	58.1%	$11,009.0	66.5%
ABS	1,764.6	10.9%	1,027.9	6.2%
Non-agency RMBS	1,368.0	8.4%	660.6	4.0%
Municipals	1,007.0	6.2%	1,224.0	7.4%
U.S. Government	1,001.8	6.2%	930.4	5.6%
CMBS	454.3	2.8%	553.8	3.3%
Hybrids	428.8	2.6%	528.2	3.2%
Other (primarily policy loans and derivatives)	410.0	2.5%	219.5	1.3%
Equities(a)	271.1	1.7%	248.1	1.5%
Agency RMBS	98.6	0.6%	155.0	0.9%

Total investments	$16,222.5	100.0%	$16,556.5	100.0%

(a)	Includes investment grade non-redeemable preferred stocks ($226.3 million and $208.4 million, respectively) and Federal Home Loan Bank of Atlanta common stock ($44.6 million and $39.7 million, respectively).

Insurance statutes regulate the type of investments that our life insurance subsidiaries are permitted to make and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations, and our business and investment strategy, we generally seek to invest in (i) corporate securities rated investment grade by established nationally recognized statistical rating organizations (each, an “NRSRO”), (ii) U.S. Government and government-sponsored agency securities, or (iii) securities of comparable investment quality, if not rated.

As of September 30, 2013 and September 30, 2012, our fixed maturity AFS securities portfolio was approximately $15.5 billion and $16.1 billion, respectively. The increase in B and below investments from September 30, 2012 to September 30, 2013 is primarily due to the acquisition of certain non-agency RMBS securities, which carry a NAIC 1 designation. The following table summarizes the credit quality, by NRSRO rating, of our fixed income portfolio:

(dollars in millions)	September 30, 2013		September 30, 2012
Rating	Fair Value	Percent	Fair Value	Percent
AAA	$1,924.3	12.4%	$1,842.3	11.5%
AA	2,423.1	15.6%	2,042.9	12.7%
A	3,791.3	24.4%	4,280.4	26.6%
BBB	5,508.6	35.4%	7,084.0	44.0%
BB(a)	468.2	3.0%	459.0	2.9%
B and below(b)	1,426.0	9.2%	380.3	2.3%

Total	$15,541.5	100.0%	$16,088.9	100.0%

(a)	Includes $31.4 million and $61.7 million at September 30, 2013 and September 30, 2012, respectively, of non-agency RMBS that carry a NAIC 1 designation.
(b)	Includes $1,096.3 million and $334.9 million at September 30, 2013 and September 30, 2012, respectively, of non-agency RMBS that carry a NAIC 1 designation.

The NAIC’s Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state regulated insurance companies. Insurance companies report ownership of securities to the SVO when such securities are eligible for regulatory filings. The SVO conducts credit analysis on these securities for the purpose of assigning an NAIC designation or unit price. Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based upon the following system:

NAIC Designation	NRSRO Equivalent Rating
1	AAA/AA/A
2	BBB
3	BB
4	B
5	CCC and lower
6	In or near default

The NAIC adopted revised designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans and for CMBS. The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC designations for structured securities, including subprime and Alternative A-paper, or Alt-A, RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of our RMBS securities carry a NAIC 1 designation while the NRSRO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by us which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the revised NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

The tables below present our fixed maturity securities by NAIC designation as of September 30, 2013 and September 30, 2012:

(dollars in millions) September 30, 2013
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Carrying Amount
1	$9,342.0	$9,554.0	61.5%
2	5,362.2	5,379.3	34.6%
3	405.0	415.4	2.7%
4	132.7	133.0	0.9%
5	53.9	53.8	0.3%
6	5.9	6.0	0.0%

	$15,301.7	$15,541.5	100.0%

September 30, 2012
NAIC Designation	Amortized Cost	Fair Value	Percent of Total Carrying Amount
1	$8,070.1	$8,634.0	53.7%
2	6,569.1	7,047.4	43.8%
3	381.3	386.4	2.4%
4	8.5	8.8	0.1%
5	8.2	8.2	0.0%
6	3.8	4.1	0.0%

	$15,041.0	$16,088.9	100.0%

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities as of September 30, 2013 and September 30, 2012, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	September 30, 2013		September 30, 2012
(in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Corporate, Non-structured Hybrids, Municipal and U.S. Government securities:
Due in one year or less	$978.5	$982.4	$700.5	$703.9
Due after one year through five years	2,739.1	2,805.8	3,230.6	3,324.5
Due after five years through ten years	2,972.4	3,000.9	3,692.3	3,995.8
Due after ten years	5,007.5	5,037.5	4,972.2	5,532.4

Subtotal	$11,697.5	$11,826.6	$12,595.6	$13,556.6

Other securities which provide for periodic payments:
Asset-backed securities	$1,745.2	$1,764.6	$1,010.9	$1,027.9
Commercial-mortgage-backed securities	431.3	454.3	520.0	553.8
Structured hybrids	27.1	29.4	135.8	135.1
Agency residential mortgage-backed securities	96.5	98.6	149.5	154.9
Non-agency residential mortgage-backed securities	1,304.0	1,368.0	629.1	660.7

Total fixed maturity available-for-sale securities	$15,301.6	$15,541.5	$15,040.9	$16,089.0

Subprime and Alt-A Mortgage Exposure

Between 2009 and 2011, we actively reduced our exposure to non-agency RMBS holdings where we saw fundamental concerns and prospective impairments. Consistent with this strategy, and as part of the Stock Purchase Agreement with HGI, our insurance subsidiaries sold approximately $1.6 billion of structured assets.

In late 2011 and 2012, following stabilization in the housing market, and a review of the loss severity methodology utilized by the NAIC, which took into account home price appreciation vectors, rather than NRSRO ratings criteria, we began to increase exposure to non-agency RMBS securities across the spectrum, including prime, Alt-A, subprime, and option-adjustable rate mortgage securities, where the purchase price was sufficiently low enough to ensure a cushion to an NAIC 1 rating. These investment decisions were driven by rigorous analysis of the underlying collateral, as well as considerations of structural characteristics associated with these positions.

In all cases, we have been buyers of non-agency RMBS securities in the secondary market. We do not originate non-agency whole loans, regardless of underlying collateral.

Our investment in non-agency RMBS securities is predicated by the conservative and adequate cushion between purchase price and NAIC 1 rating, favorable capital characteristics, general lack of sensitivity to interest rates, positive convexity to prepayment rates, and correlation between the price of the securities and the unfolding recovery of the housing market. We believe the incremental purchases of non-agency RMBS securities brings our asset allocation back more in line with a typical life insurance company’s structured exposure.

The fair value of our investments in subprime and Alt-A RMBS securities was $360.7 million and $394.9 million as of September 30, 2013, respectively, and $233.3 million and $121.6 million as of September 30, 2012, respectively. We continue to focus on NAIC 1 and 2 rated investments and have reduced our exposure to NAIC 4 or lower rated investments. The following tables summarize our exposure to subprime and Alt-A RMBS by credit quality using NAIC designations, NRSRO ratings and vintage year as of September 30, 3013 and September 30, 2012:

	NAIC Designation		NRSRO		Vintage
As of September 30, 2013	1	92.5%	AAA	4.8%	2007	21.8%
	2	6.0%	AA	2.3%	2006	23.9%
	3	0.7%	A	8.7%	2005 and prior	54.3%
	4	0.5%	BBB	3.9%

	5	0.3%	BB and below	80.3%		100.0%

	6	0.0%		100.0%

		100%

As of September 30, 2012	1	92.5%	AAA	11.0%	2007	14.3%
	2	5.0%	AA	20.3%	2006	15.5%
	3	1.6%	A	9.9%	2005 and prior	70.2%
	4	0.8%	BBB	0.6%

	5	0.0%	BB and below	58.2%		100.0%

	6	0.1%		100.0%

		100%

ABS Exposure

As of September 30, 2013, the ABS exposure was largely composed of NAIC 1 rated tranches of CLOs, which comprised 88.9% of all ABS holdings. These exposures, typically rated NAIC 1, are senior tranches of CLOs, which have leveraged loans as their underlying collateral. The remainder of the ABS exposure was largely diversified by underlying collateral and issuer type, including credit card and automobile receivables and home equity-backed securities.

The following tables summarize our exposure to ABS holdings. The non-CLO exposure represents 11.1% of total ABS assets, or 1.2% of total invested assets. As of September 30, 2013, the CLO and non-CLO positions were trading at a net unrealized gain (loss) position of $20.4 million and $(1.0) million, respectively.

The non-CLO exposure at September 30, 2012 represents 5.9% of total ABS assets, or 0.4%, of total invested assets. As of September 30, 2012, the CLO and non-CLO positions were trading at a net unrealized gain position of $16.8 million and $0.2 million, respectively.

(dollars in millions)	September 30, 2013		September 30, 2012
Asset Class	Fair Value	Percent	Fair Value	Percent
ABS CLO	$1,569.4	88.9%	$967.0	94.1%
ABS Car Loan	11.7	0.7%	4.6	0.5%
ABS Credit Card	—	0.0%	10.5	1.0%
ABS Home Equity	68.1	3.9%	—	0.0%
ABS Other	107.3	6.1%	35.7	3.5%
ABS Utility	8.0	0.5%	10.0	0.9%

Total ABS	$1,764.5	100.0%	$1,027.8	100.0%

Unrealized Losses

The amortized cost and fair value of fixed maturity securities and equity securities that were in an unrealized loss position as of September 30, 2013 and September 30, 2012, respectively, were as follows:

	September 30, 2013
(in millions)	Number of Securities	Amortized Cost	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:
United States Government full faith and credit	18	$758.8	$(3.9)	$754.9
United States Government sponsored agencies	17	10.1	(0.2)	9.9
United States municipalities, states and territories	71	518.5	(40.8)	477.7
Corporate securities:
Finance, insurance and real estate	170	1,867.8	(84.2)	1,783.6
Manufacturing, construction and mining	48	537.1	(36.0)	501.1
Utilities and related sectors	73	546.8	(19.2)	527.6
Wholesale/retail trade	45	362.9	(13.6)	349.3
Services, media and other	50	513.7	(32.1)	481.6
Hybrid securities	6	55.3	(3.3)	52.0
Non-agency RMBS	85	408.5	(13.4)	395.1
CMBS	10	33.0	(1.6)	31.4
ABS	56	416.0	(5.2)	410.8
Equity Securities	17	161.1	(10.3)	150.8

	666	$6,189.6	$(263.8)	$5,925.8

	September 30, 2012
(in millions)	Number of Securities	Amortized Cost	Unrealized Losses	Fair Value
Fixed maturity securities, available for sale:
United States Government full faith and credit	6	$0.9	$(0.2)	$0.7
United States Government sponsored agencies	10	7.3	(0.1)	7.2
United States municipalities, states and territories	18	72.3	(1.1)	71.2
Corporate securities:
Finance, insurance and real estate	31	241.7	(4.9)	236.8
Manufacturing, construction and mining	10	95.6	(3.0)	92.6
Utilities and related sectors	7	48.5	(0.4)	48.1
Wholesale/retail trade	7	59.1	(1.3)	57.8
Services, media and other	4	21.9	(0.4)	21.5
Hybrid securities	8	130.7	(9.6)	121.1
Non-agency RMBS	26	118.9	(4.3)	114.6
CMBS	9	13.9	(2.4)	11.5
ABS	17	178.9	(1.6)	177.3
Equity Securities	3	45.7	(1.2)	44.5

	156	$1,035.4	$(30.5)	$1,004.9

The gross unrealized loss position on the portfolio as of September 30, 2013, was $263.8 million, an increase of $233.2 million from $30.5 million as of September 30, 2012. The following is a description of the factors that we believe caused the increase in the gross unrealized loss. Through September 30, 2013, Treasury yields climbed as concerns about the cessation of Federal Reserve stimulus affected market participants. Bond mutual fund flows turned sharply negative in the last months of the quarter, and fixed income security prices declined accordingly. Longer dated assets, such as municipal bonds, were particularly affected and account for $40.8 million of the unrealized loss position; to date, this sector has not seen material price movements and we view the recent price action in municipal bonds as largely interest-rate related.

Our municipal bond exposure is a combination of general obligation bonds (fair value of $323.7 million and an amortized cost of $322.9 million) and special revenue bonds (fair value of $757.1 million and amortized cost of $748.2 million). Across all municipal bonds, the largest issuer represented 8.3% of the category, and the largest single municipal bond issuer represents less than 0.60% of the entire portfolio and is rated NAIC 1. Our focus within municipal bonds is on NAIC 1 rated instruments, and 97.2% of the municipal bond exposure is rated NAIC 1. We have no exposure to troubled municipalities, including the City of Detroit.

Finance and finance-related corporates and hybrids remain the largest component of the $263.8 million unrealized loss position. We view the increase in the unrealized loss position as a function of higher Treasury yields. The unrealized loss position in non-agency RMBS increased from $4.3 million as of September 30, 2012 to $13.4 million as of September 30, 2013 as the risk tradeoff affected more market-sensitive asset classes, and as concerns about the strength and duration of the housing recovery affected real estate-sensitive assets. These recent developments notwithstanding, we continue to see the underlying fundamentals in this asset class as relatively stable, and ultimately, less subject to interest rate volatility. We continue to find opportunities in non-agency residential mortgage-backed holdings, generally targeting those securities with NAIC 1 ratings.

The amortized cost and fair value of fixed maturity securities and equity securities (excluding U.S. Government and U.S. Government-sponsored agency securities) in an unrealized loss position greater than 20% and the number of months in an unrealized loss position with fixed maturity investment grade securities (NRSRO rating of BBB/Baa or higher) as of September 30, 2013 and September 30, 2012, were as follows:

	September 30, 2013				September 30, 2012
	Number of Securities	Amortized Cost	Fair Value	Gross Unrealized Losses	Number of Securities	Amortized Cost	Fair Value	Gross Unrealized Losses
Investment grade:
Less than six months	9	$78.3	$60.9	$(17.4)	—	$—	$—	$—
Six months or more and less than twelve months	—	—	—	—	3	2.6	0.9	(1.7)
Twelve months or greater	1	0.6	—	(0.6)	—	—	—	—

Total investment grade	10	78.9	60.9	(18.0)	3	2.6	0.9	(1.7)

Below investment grade:
Less than six months	1	—	—	—	—	—	—	—
Six months or more and less than twelve months	1	—	—	—	1	0.8	0.5	(0.3)
Twelve months or greater	2	0.4	—	(0.4)	1	—	—	—

Total below investment grade	4	0.4	—	(0.4)	2	0.8	0.5	(0.3)

Total	14	$79.3	$60.9	$(18.4)	5	$3.4	$1.4	$(2.0)

As of September 30, 2013, we held (i) ten securities that had unrealized losses greater than 20% that were in an unrealized loss position less than six months, (ii) one security that was in an unrealized loss position greater than six months but less than 12 months and (iii) three securities that were in an unrealized loss position greater than 12 months. This included ten investment grade securities (NRSRO rating of BBB/Baa or higher) with an amortized cost and estimated fair value of $78.9 million and $60.9 million, respectively, as well as four securities below investment grade with an amortized cost and estimated fair value of $0.4 million and $0.0 million, respectively.

As of September 30, 2012, we held five securities that had unrealized losses greater than 20% that were in an unrealized loss position greater than six months and one security that was in an unrealized loss position greater than 12 months. This included three investment grade securities (NRSRO rating of BBB/Baa or higher) with an amortized cost and estimated fair value of $2.6 million and $0.9 million, respectively, as well as two securities below investment grade with an amortized cost and estimated fair value of $0.8 million and $0.5 million, respectively.

OTTI and Watch List

We have a policy and process in place to identify securities in our investment portfolio each quarter for which we should recognize impairments.

At each balance sheet date, we identify invested assets which have characteristics creating uncertainty as to our future assessment of an OTTI (i.e., significant unrealized losses compared to amortized cost and industry trends). As part of this assessment, we review not only a change in current price relative to its amortized cost, but also the issuer’s current credit rating and the probability of full recovery of principal based upon the issuer’s financial strength. Specifically, for corporate issues, we evaluate the financial stability and quality of asset coverage for the securities relative to the term to maturity for the issues we own. On a quarterly basis, we review structured securities for changes in default rates, loss severities and expected cash flows for the purpose of assessing potential OTTI and related credit losses to be recognized in operations. A security which has a 20% or greater change in market price relative to its amortized cost and a possibility of a loss of principal will be included on a list which is referred to as our watch list. At September 30, 2013 and September 30, 2012, our watch list included only fourteen and five securities, respectively, in an unrealized loss position with an amortized cost of $79.3 million and $3.4 million, unrealized losses of $18.4 million and $2.0 million, and fair value of $60.9 million and $1.4 million, respectively. Our analysis of these securities, which included cash flow testing results, demonstrated the September 30, 2013 and September 30, 2012 carrying values were fully recoverable.

There were six and five structured securities on the watch list to which we had potential credit exposure as of September 30, 2013 and September 30, 2012, respectively. Our analysis of these structured securities included cash flow testing results which demonstrated the September 30, 2013 and September 30, 2012 carrying values were fully recoverable.

European Exposure

Our investment portfolio had no direct exposure to European sovereign debt as of September 30, 2013 or September 30, 2012. During Fiscal Year 2013, we recorded a gain of $2.9 million on the elimination of our portfolio’s exposure to peripheral European financial institutions by selling bonds issued by Banco Bilbao Vizcaya Argentaria as well as two foreign subsidiaries of Banco Santander, Spain’s largest bank, Banco Santander USA and Banco Santander Chile. During Fiscal Year 2012, we recorded a gain of $3.0 million on the elimination of our portfolio’s exposure to the Italian banking concern Unicredito by selling HVB Funding Trust I and III, which were previously written down due to a change of intent from hold to sell.

AFS Securities

For additional information regarding our AFS securities, including the amortized cost, gross unrealized gains (losses), and fair value of AFS securities as well as the amortized cost and fair value of fixed maturity AFS securities by contractual maturities as of September 30, 2013 and September 30, 2012, refer to Note 4 to our audited consolidated financial statements.

Net Investment Income and Net Investment Gains

For discussion regarding our net investment income and net investment gains refer to Note 4 to our audited consolidated financial statements.

Concentrations of Financial Instruments

For detail regarding our concentration of financial instruments refer to Note 3 to our audited consolidated financial statements.

Derivatives

We are exposed to credit loss in the event of nonperformance by our counterparties on call options. We attempt to reduce the credit risk associated with such agreements by purchasing such options from large, well-established financial institutions.

We will also hold cash and cash equivalents received from counterparties for call option collateral, as well as U.S. Government securities pledged as call option collateral, if our counterparty’s net exposures exceed pre-determined thresholds. See Note 5 to our audited consolidated financial statements for additional information regarding our derivatives and our exposure to credit loss on call options.

Liquidity and Capital Resources

Liquidity is our ability to generate sufficient cash flows to meet the cash requirements of our operating, investing and financing activities. Our ability to generate and maintain sufficient liquidity depends on the prevailing economic and competitive conditions, the profitability of our businesses, the timing of cash flows, and certain financial, business and other factors beyond our control.

If our cash flows and capital resources are insufficient to fund our obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments on our outstanding obligations on a timely basis would likely result in a reduction of our ratings, which could harm our ability to conduct our business and to incur additional indebtedness. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our obligations. We may not be able to consummate those dispositions and these proceeds may not be adequate to meet any obligations then due.

Consolidated Cash Flow Activities

Presented below is a table that summarizes the cash provided or used in our activities for the periods indicated:

	Fiscal 2013	Fiscal 2012	Successor Period April 6, 2011 through September 30,	Predecessor Period January 1, 2011 through April 5,
(in millions)			2011	2011
Net cash provided by (used in) operating activities	$335.7	$300.0	$(25.4)	$273.9
Net cash (used in) provided by investing activities	(89.8)	53.0	902.9	242.5
Net cash provided by (used in) financing activities	(96.2)	(119.3)	(56.8)	(251.0)

Net increase (decrease) in cash	$149.7	$233.7	$820.7	$265.4

Our principal sources of cash include sales of our products, income from our investment portfolio and proceeds from sales of investments. As an insurance business, we typically generate positive cash flows from operating activities, as premiums collected from our insurance products and income received from our investments exceed policy acquisition costs, benefits paid, redemptions and operating expenses. These positive cash flows are then invested to support the obligations of our insurance and investment products and the required capital supporting these products. Our cash flows from operating activities are affected by (i) the timing of premiums, (ii) fees and investment income received and (iii) benefits and expenses paid. Changes in cash from financing activities primarily relate to the issuance of, and redemption and benefit payments on, investment contracts including annuity and IUL contracts and the issuance and repayment of borrowings.

Operating Activities

Cash provided by operating activities totaled $335.7 million for Fiscal Year 2013 as compared to cash provided of $300.0 million for Fiscal Year 2012. The $35.7 million increase in cash provided by operating activities is primarily due to a period over period change of the deferred tax asset of $407.1 million, a one-time $176.8 million cash payment to reinsurers related to the Wilton Re reinsurance transaction in Fiscal 2012 and a

$41.0 million contingent purchase price reduction in Fiscal Year 2012. Offsetting these increases was a decrease in other operating activities of $366.5 million and a decrease of $225.0 million of interest credited and charges assessed to contractholders in Fiscal Year 2013.

Cash provided by operating activities for Fiscal Year 2012 was $300.0 million. Cash provided by operating activities was primarily comprised of $812.2 million in investment income and $75.4 million in insurance premiums and investment product fees, offset by $314.2 million in policy acquisition and operating expenses, $176.8 million in transfers of cash to reinsurers relating to reinsurance transactions and $140.4 million in benefits paid.

Cash used in operating activities for the period from April 6, 2011 through September 30, 2011 was $25.4 million. These cash flows were derived substantially from net income before adjusting for certain non-cash charges, including $140.0 million of interest credited/index credit to contractholder account balances. This was partially offset by $52.6 million of cash transferred to reinsurers in connection with reinsurance transactions.

Cash provided by operating activities for the period from January 1, 2011 through April 5, 2011 was $273.9 million. These cash flows were derived substantially from net income before adjusting for certain non-cash charges, including $131.7 million for amortization of intangible assets and $155.2 million for interest credited/index credit to contractholder account balances.

Investing Activities

Cash used in investing activities was $89.8 million for Fiscal Year 2013, as compared to cash provided of $53.0 million for Fiscal Year 2012. The $142.8 million decrease in cash provided by investing activities is principally due to a $233.8 million decrease in cash provided from sales, maturities and repayments, net of purchases of fixed maturity and equity securities.

Cash provided by investing activities for Fiscal Year 2012 was $53.0 million. This reflects proceeds from sales, maturities and repayments, net of purchases of fixed maturity securities, and other investments of $209.3 million, offset by new investments in related party loans of $150.1 million.

Cash provided by investing activities for the period from April 6, 2011 through September 30, 2011 was $902.9 million. This reflects cash acquired of $695.5 million as well as cash provided from sales, maturities and repayments, net of purchases of fixed maturity securities and other investments of approximately $215.8 million.

Cash provided by investing activities for the period from January 1, 2011 through April 5, 2011 was $242.5 million. This reflects cash provided from sales, maturities and repayments, net of purchases of fixed maturity securities and other investments of approximately $242.5 million.

Financing Activities

Cash used in financing activities was $96.2 million for Fiscal Year 2013 as compared to cash used of $119.3 million for Fiscal Year 2012. The $23.1 million decrease is primarily the result of an increase in capital contributions of $107.7 million and $300.0 million of proceeds from issuance of new debt partially offset by an increase in cash used of $415.0 million in the issuance of investment contracts, including annuity and universal life insurance contracts, net of redemptions and payments. Also contributing to the decrease in cash used in Fiscal Year 2013 was a repayment of the $95.0 million surplus note in Fiscal Year 2012, offset by an increase in dividends paid of $53.6 million.

Cash used in financing activities for Fiscal Year 2012 was $119.3 million. This reflects the repayment of the $95.0 surplus note, repayment of an advance from HGI of $49.3 million, and a dividend payment of $40.0 million, offset by the issuance of, net of redemptions and benefit payments on, annuity and universal life insurance contracts of $60.9 million.

Cash used in financing activities for the period from April 6, 2011 through September 30, 2011 was $56.8 million. This reflects redemptions and benefit payments on annuity and universal life insurance contracts, net of issuances of $465.0 million as well as a dividend payment of $20.0 million, offset by $378.9 million of capital contributions, primarily to fund the FGLH Acquisition, and advances from HGI of $49.3 million.

Cash used in financing activities for the period from January 1, 2011 through April 5, 2011 was $251.0 million. This reflects redemptions and benefit payments on annuity and universal life insurance contracts, net of issuances of $272.3 million, offset by a drawdown of a revolving credit facility from an affiliate of $21.3 million.

Holding Company

We are a holding company with limited business operations of our own. Our primary subsidiaries are insurance subsidiaries that own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and interest earned on FGLH’s investments are our principal sources of cash to pay shareholder dividends and to meet our obligations. Accordingly, our payment of dividends is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to meet our obligations and pay dividends. See “Risk Factors—Risks Relating to Our Business—We are a holding company with no operations of our own. As a consequence, our ability to pay dividends on our stock will depend on the ability of our subsidiaries to pay dividends to us, which may be restricted by law”. Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit our ability to obtain cash from our subsidiaries. Other principal sources of cash also include sales of assets held by our subsidiaries.

Insurance Subsidiaries

The liquidity requirements of our insurance subsidiaries principally relate to the liabilities associated with their various insurance and investment products, operating costs and expenses, the payment of dividends to us, payment of principal and interest on their outstanding debt obligations and income taxes. Liabilities arising from insurance and investment products include the payment of benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans and obligations to redeem funding agreements.

Our insurance subsidiaries have used cash flows from operations and investment activities to fund their liquidity requirements. Our insurance subsidiaries’ principal cash inflows from operating activities are derived from premiums, annuity deposits and insurance and investment product fees and other income. The principal cash inflows from investment activities result from repayments of principal, investment income and, as necessary, sales of invested assets.

Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer durations, such as certain life insurance, are matched with investments having similar estimated lives such as long-term fixed maturity securities. Shorter-term liabilities are matched with fixed maturity securities that have short- and medium-term fixed maturities. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid, investment grade, fixed maturity securities to fund anticipated operating expenses, surrenders and withdrawals.

The ability of our subsidiaries to pay dividends and to make other payments is limited by the applicable laws and regulations of the states in which our subsidiaries are domiciled, which subject our subsidiaries to significant regulatory restrictions. These laws and regulations require, among other things, our insurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay. Along with solvency regulations, the primary driver in determining the amount of capital used for dividends is the level of capital needed to maintain desired financial strength ratings from the rating agencies. Given the economic events of 2008 through 2010 that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance subsidiaries which, in turn, could negatively affect the cash available to us from insurance subsidiaries. It is possible that in the future, our insurance subsidiaries may be unable to pay dividends or distributions to us in an amount sufficient to meet our obligations or pay dividends on our common stock due to a lack of statutory net gain from operations, a diminishing statutory policyholders surplus, changes to the Iowa or New York insurance laws or regulations or for some other reason. See “Risk Factors—Risks Relating to Our Business—We are a holding company with no operations of our own. As a consequence, our ability to pay dividends on our stock will depend on the ability of our subsidiaries to pay dividends to us, which may be restricted by law”.

The following table presents dividends permitted to be paid by our insurance subsidiaries without the need for insurance regulatory approval for the calendar years presented:

	Dividends Permitted without Approval
(in millions)	2013	2012	2011
Subsidiary Name:
Fidelity & Guaranty Life Insurance Company	$106.3	$84.6	$90.2
Fidelity & Guaranty Life Insurance Company of New York	1.0	4.5	0.9

In addition, Raven Re, a special purpose financial captive insurance company subsidiary domiciled in Vermont, provides reinsurance to FGLIC related to the excess statutory reserve associated with the waiver of the surrender charge feature on certain deferred annuity contracts.

In July 2013, FGLIC received regulatory notice of non-objection from the MIA, the insurance regulator in FGLIC’s state of domicile at the time, to make distributions to FGLH in the aggregate amount of $40.0 million.

Our Indebtedness

Senior Notes

We borrow funds to provide liquidity, invest in the growth of the business and for general corporate purposes. Our ability to access these borrowings depends on a variety of factors including, but not limited to, the credit rating of FGLH, FGLIC’s ordinary dividend capacity and general macroeconomic conditions. In March 2013, FGLH issued $300.0 million aggregate principal amount of 6.375% Senior Notes due April 1, 2021, at par value pursuant to the indenture, dated as of March 27, 2013, between FGLH, certain of its subsidiaries from time to time parties thereto and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), and the first supplemental indenture dated as of March 27, 2013, between FGLH, certain of its subsidiaries from time to time parties thereto and the Trustee. The Senior Notes bear interest at a rate of 6.375% per annum. Interest on the Senior Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing October 1, 2013. As of September 30, 2013, FGLH had outstanding approximately $300.0 million aggregate principal amount of the Senior Notes.

With the net proceeds received from the issuance, FGL paid HGI a $73.0 million dividend in March 2013. In connection with the Senior Notes, we capitalized $10.2 million of debt issue costs. The fees are classified as “Other assets” in the accompanying consolidated financial statements and will be amortized to interest expense over the remaining term of the debt.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

The following table summarizes, as of September 30, 2013, our contractual obligations that were fixed and determinable and the payments due under those obligations in the following periods.

	Payment Due by Fiscal Period
(in millions)	Total	2014	2015 and 2016	2017 and 2018	After 2018
Annuity and universal life products(a)	$19,062.7	$1,898.5	$3,673.1	$2.927.7	$10,563.4
Operating leases	10.2	1.3	2.5	2.5	3.9
Debt	300.0	—	—	—	300.0
Interest expense	143.1	19.1	38.2	38.2	47.6

Total	$19,516.0	$1,918.9	$3,713.8	$2,968.4	$10,914.9

(a)	Amounts shown in this table are projected payments through the year 2030 which we are contractually obligated to pay our annuity and IUL policyholders. The payments are derived from actuarial models which assume a level interest rate scenario and incorporate assumptions regarding mortality and persistency, when applicable. These assumptions are based on our historical experience, but actual amounts will differ.

FHLB

We are currently a member of the Federal Home Loan Bank of Atlanta (“FHLB”) and are required to maintain a collateral deposit that backs any funding agreements issued. We have the ability to obtain funding from the FHLB based on a percentage of the value of our assets, subject to the availability of eligible collateral. Collateral is pledged based on the outstanding balances of FHLB funding agreements. The amount of funding varies based on the type, rating and maturity of the collateral posted to the FHLB. Generally, U.S. government agency notes and mortgage-backed securities are pledged to the FHLB as collateral. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of asset are monitored and additional collateral is either pledged or released as needed.

Our borrowing capacity under these credit facilities does not have an expiration date as long as we maintain a satisfactory level of creditworthiness based on the FHLB’s credit assessment. As of September 30, 2013 and September 30, 2012, we had $554.8 million and $364.1 million in non-putable funding agreements, respectively, included under contract owner account balances on our consolidated balance sheet. As of September 30, 2013 and September 30, 2012, we had assets with a market value of approximately $604.9 million and $390.6 million, respectively, which collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in fixed maturities, AFS, on our consolidated balance sheets.

Collateral—Derivative Contracts

Under the terms of our ISDA agreements, we may receive from, or deliver to, counterparties collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex (“CSA”). The terms of the CSA call for us to pay interest on any cash received equal to the federal funds rate. As of September 30, 2013 and September 30, 2012, no collateral was posted by our counterparties as they did not meet the net exposure thresholds. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.

Statutory Capital and Risk-Based Capital

FGLIC and FGL NY Insurance are subject to minimum RBC requirements established by the insurance departments of their applicable state of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of TAC, as defined by the NAIC, to RBC requirements, as defined by the NAIC. FGLIC and FGL NY Insurance exceeded the minimum RBC requirements that would require regulatory or corrective action for all periods presented herein. RBC is an important factor in the determination of the financial strength ratings of FGLIC.

FGLIC and FGL NY Insurance are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile of the respective insurance subsidiary. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus.

Statutory capital and surplus of FGLIC and our other insurance subsidiaries is as follows for the periods presented:

	As of
(in millions)	September 30, 2013	September 30, 2012
Subsidiary Name:
Fidelity & Guaranty Life Insurance Company	$1,064.3	$861.6
Fidelity & Guaranty Life Insurance Company of New York	62.2	45.3
Raven Reinsurance Company	157.8	23.8

We monitor the ratio of our insurance subsidiaries’ TAC to company action level risk-based capital (“CAL”). A ratio in excess of either (i) 100% or (ii) 150% if there is a negative trend, indicates that the insurance subsidiary is not required to take any corrective actions to increase capital levels at the direction of the applicable state of domicile.

The ratio of TAC to CAL for FGLIC and FGL NY Insurance is set out below for the periods presented:

	As of September 30, 2013			As of September 30, 2012
(in millions)	CAL	TAC	Ratio	CAL	TAC	Ratio
Fidelity & Guaranty Life Insurance Company	$252.6	$1,135.5	449.5%	$253.8	$901.4	355.2%
Fidelity & Guaranty Life Insurance Company of New York	$8.0	$63.9	803.0%	$7.3	$46.2	632.9%

Future Capital Requirements

We believe that our existing cash and cash equivalents combined with our expected cash flow from operations will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months.

In addition, we expect that the net proceeds from this offering will provide us with the financial flexibility to execute our strategic objectives. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of additional indebtedness, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise the additional funds on favorable terms or at all.

Captive Reinsurers

FGLIC currently has a reinsurance agreement with Raven Re, its wholly owned captive reinsurance company, whereby FGLIC cedes to Raven Re a 100% quota share of FGLIC’s statutory reserves related to the risk that FGLIC does not receive contractual surrender charges that are waived in certain circumstances. As of September 30, 2013, FGLIC had ceded $227.9 million of statutory reserves to Raven Re; however, the reserves ceded are only reflected in FGLIC’s statutory financial statements. Accordingly, the only impact on our consolidated GAAP financial statements is the expense associated with the related letter of credit facility and the amortization of the up-front structuring fee. The facility fee, including the amortization of the up-front structuring fee, was $5.8 million and $0 for Fiscal Year 2013 and Fiscal Year 2012, respectively. Raven Re does not assume or cede any business to any third parties. See “Business—Reserve Facilities—The CARVM Facility”.

If our insurance regulators introduce new regulations that restrict our ability to use captive reinsurers, FGLIC may have to recapture the business ceded to Raven Re, which would reduce FGLIC’s statutory capital and surplus by the amount of ceded reserves recaptured. See “Risk Factors—Risks Relating to Our Business—Restrictions on our ability to use captive reinsurers could adversely impact our competitive position and results of operations” for further discussion.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of September 30, 2013.

Critical Accounting Policies and Estimates

General

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates and assumptions are evaluated on an ongoing basis based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions and that reported results of operations will not be materially affected by the need to make future accounting adjustments to reflect changes in these estimates and assumptions from time to time.

We have identified the following accounting policies, judgments and estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: valuation of AFS securities and derivatives, evaluation of OTTI, amortization of DAC and VOBA, reserves for future policy benefits and product guarantees, recognition of deferred income tax assets and related valuation allowances and estimates of loss contingencies.

In developing these accounting estimates and policies, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, we believe the amounts provided are appropriate based upon the facts available upon preparation of our audited consolidated financial statements. We continually update and assess the facts and circumstances regarding all of these critical accounting matters and other significant accounting matters affecting estimates in our financial statements.

The above critical accounting estimates are described in Note 2 to our audited consolidated financial statements.

Valuation of AFS Securities and Derivatives

Our fixed maturity and equity securities classified as AFS are reported at fair value, with unrealized gains and losses included within AOCI (loss), net of associated intangibles adjustments and deferred income taxes.

Unrealized gains and losses represent the difference between the cost or amortized cost basis and the fair value of these investments. We measure the fair value of our AFS securities based on assumptions used by market participants, which may include inherent risk and restrictions on the sale or use of an asset. The estimate of fair value is the price that would be received to sell an asset in an orderly transaction between market participants (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. We utilize independent pricing services in estimating the fair values of AFS securities. The independent pricing services incorporate a variety of observable market data in their valuation techniques, including: reported trading prices, benchmark yields, broker-dealer quotes, benchmark securities, bids and offers, credit ratings, relative credit information and other reference data.

We categorize our AFS securities into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. The following table presents the fair value of fixed maturity and equity securities, AFS, by pricing source and hierarchy level as of September 30, 2013 and September 30, 2012.

As of September 30, 2013

(dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Prices via third party pricing services	$790.9	$14,308.4	$—	$15,099.3
Priced via independent broker quotations	—	—	656.7	656.7
Priced via other methods	—	—	213.6	213.6

Total	$790.9	$14,308.4	$870.3	$15,969.6

% of Total	5.0%	89.6%	5.4%	100.0%

As of September 30, 2012

(dollars in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Prices via third party pricing services	$930.0	$15,242.0	$—	$16,172.0
Priced via independent broker quotations	—	—	133.0	133.0
Priced via other methods	—	—	32.0	32.0

Total	$930.0	$15,242.0	$165.0	$16,337.0

% of Total	6%	93%	1%	100%

Management’s assessment of all available data when determining fair value of the AFS securities is necessary to appropriately apply fair value accounting. The independent pricing services also take into account perceived market movements and sector news, as well as a security’s terms and conditions, including any features specific to that issue that may influence risk and marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. We generally obtain one value from our primary external pricing service. In situations where a price is not available from the independent pricing service, we may obtain broker quotes or prices from additional parties recognized to be market participants. We believe the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flows, matrix pricing, or other similar techniques.

We validate external valuations at least quarterly through a combination of procedures that include the evaluation of methodologies used by the pricing services, comparisons to valuations from other independent pricing services, analytical reviews and performance analysis of the prices against trends, and maintenance of a securities watch list. See Note 4 and Note 6 to our audited consolidated financial statements for a more complete discussion.

Our FIA contracts permit the holder to elect to receive a credit based on an interest rate or the performance of a market index. We hedge certain portions of our exposure to equity market risk by entering into derivative transactions. In doing so, we purchase derivatives consisting of a combination of call options and futures contracts on the equity indices underlying the applicable policy. These derivatives are used to fund the index credits due to contractholders under the FIA contracts. The call options are one-, two- and three-year call options, purchased to match a majority of the funding requirements underlying the FIA contracts, with the balance of the equity exposure hedged using futures contracts. On the respective anniversary dates of the applicable FIA contracts, the market index used to compute the annual index credit under the applicable FIA contract is reset. At such time, we purchase new one-, two- or three-year call options to fund the next index credit. We attempt to manage the cost of these purchases through the terms of the FIA contracts, which permit changes to caps or participation rates, subject to certain guaranteed minimums that must be maintained. We are exposed to credit loss in the event of nonperformance by our counterparties on the call options. We attempt to reduce the credit risk associated with such agreements by purchasing such options from large, well-established financial institutions as well as holding collateral when individual counterparty exposures exceed certain thresholds.

All of our derivative instruments are recognized as either assets or liabilities at fair value in our Consolidated Balance Sheets. The change in fair value of our derivative assets is recognized in our Consolidated Statements of Operations within “Net investment gains (losses)”.

Certain products contain embedded derivatives—a feature in certain FIA contracts that permits the holder to elect an interest rate return or an equity-index linked component, where interest credited to the contract is linked to the performance of various equity indices. The FIA embedded derivative is valued at fair value and included in the liability for contractholder funds in our Consolidated Balance Sheets with changes in fair value included as a component of “Benefits and other changes in policy reserves” in our Consolidated Statements of Operations.

The fair value of derivative assets and liabilities is based upon valuation pricing models and represents what we would expect to receive or pay at the balance sheet date if we cancelled the options, entered into offsetting positions, or exercised the options. The fair value of futures contracts at the balance sheet date represents the cumulative unsettled variation margin (open trade equity net of cash settlements). Fair values for these instruments are determined externally by an independent actuarial firm using market observable inputs, including interest rates, yield curve volatilities and other factors. Credit risk related to the counterparty is considered when estimating the fair values of these derivatives. However, we are largely protected by collateral arrangements with counterparties when individual counterparty exposures exceed certain thresholds. The fair values of the embedded derivatives in our FIA contracts are derived using market value of options, swap rates, mortality multiplier, surrender rates and non-performance spread and are classified as Level 3. See Note 5 and Note 6 to our audited consolidated financial statements for a more complete discussion. The discount rate used to determine the fair value of our FIA embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled (“nonperformance risk”). For Fiscal Year 2013, our nonperformance risk adjustment was based on the expected loss due to default in debt obligations for similarly rated financial companies. See Note 5, Derivative Financial Instruments, and Note 6, Fair Value of Financial Instruments, to our audited consolidated financial statements for a more complete discussion.

Evaluation of OTTI

We have a policy and process in place to evaluate securities in our investment portfolio quarterly to assess whether there has been an OTTI. This evaluation process entails considerable judgment and estimation and involves monitoring market events and other items that could impact issuers. The evaluation includes, but is not limited to, such factors as: the length of time and the extent to which the fair value has been less than cost or amortized cost; whether the issuer is current on all payments and all contractual payments have been made as agreed; the remaining payment terms and the financial condition and near term prospects of the issuer; the lack of ability to refinance due to liquidity problems in the credit market; the fair value of any underlying collateral; the existence of any credit protection available; the intent to sell and whether it is more likely than not we would be required to sell prior to recovery for debt securities; the assessment in the case of equity securities including perpetual preferred stocks with credit deterioration that the security cannot recover to cost in a reasonable period of time; the intent and ability to retain equity securities for a period of time sufficient to allow for recovery; consideration of rating agency actions; and changes in estimated cash flows of residential mortgage and ABS. An extended and severe unrealized loss position on an AFS fixed income security may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing our intent to sell a security or if it is more likely than not we will be required to sell a security before recovery of its amortized cost basis, we evaluate facts and circumstances such as, but not limited to, sales of investments to meet cash flow or capital needs

We determine whether OTTI losses should be recognized for debt and equity securities by assessing all facts and circumstances surrounding each security. Where the decline in market value of debt securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these investments to be OTTI. For equity securities, we recognize an OTTI in the period in which we do not have the intent and ability to hold the securities until recovery of cost or we determine that the security will not recover to book value within a reasonable period of time. We determine what constitutes a reasonable period of time on a security-by-security basis by considering all the evidence available, including the magnitude of any unrealized loss and its duration. Impairment analysis of the investment portfolio involves considerable judgment, is subject to considerable variability, is established using management’s best estimate and is revised as additional information becomes available. As such, changes in or deviations from the assumptions used in such analysis can have a significant effect on the results of operations. See “—OTTI and Watch List,” Note 2 and Note 4 to our audited consolidated financial statements for a more complete discussion.

DAC and VOBA

Acquisition costs that are incremental, direct costs of contract acquisition, as well as certain costs that are directly related to successful acquisition activities are capitalized as DAC. DAC consists principally of commissions and certain costs of policy issuance that are directly related to the successful acquisition of new business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred.

VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition less the amount recorded as insurance contract liabilities. It represents the portion of the purchase price that is allocated to the value of the rights to receive future cash flows from the business in force at the acquisition date.

DAC and VOBA are subject to loss recognition testing on a quarterly basis or when an event occurs that may warrant loss recognition.

For annuity products and IUL, DAC and VOBA are being amortized generally in proportion to estimated gross profits from net investment spread margins, surrender charges and other product fees, policy benefits, maintenance expenses, mortality net of reinsurance ceded and expense margins, and recognized gain (loss) on investments. Current and future period gross profits for FIA contracts also include the impact of amounts recorded for the change in fair value of derivatives and the change in fair value of embedded derivatives. At each valuation date, the most recent quarter’s estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. If the update of assumptions causes estimated gross profits to increase, DAC and VOBA amortization will decrease, resulting in lower amortization expense in the period. The opposite result occurs when the assumption update causes estimated gross profits to decrease. Current period amortization is adjusted retrospectively through an unlocking process when estimates of current or future gross profits (including the impact of recognized investment gains and losses) to be realized from a group of products are revised. Our estimates of future gross profits are based on actuarial assumptions related to the underlying policies’ terms, lives of the policies, duration of contract, yield on investments supporting the liabilities and level of expenses necessary to maintain the polices over their entire lives. Revisions are made based on historical results and our best estimates of future experience. Estimated future gross profits vary based on a number of sources, including net investment spread margins, surrender charge income, policy persistency, policy administrative expenses and recognized gains and losses on investments including credit related OTTI losses. Estimated future gross profits are sensitive to changes in interest rates, which are the most significant component of gross profits.

Changes in assumptions can have a significant impact on DAC and VOBA, amortization rates and results of operations. Assumptions are management’s best estimate of future outcome. Several assumptions are considered significant and require significant judgment in the estimation of gross profits and are listed below. We periodically review these assumptions against actual experience and update our assumptions based on additional information that becomes available.

•

Assumptions related to interest rate spreads and credit losses also impact estimated gross profits for all applicable products with credited rates. These assumptions are based on the current investment portfolio yields and credit quality, estimated future crediting rates, capital markets, and estimates of future interest rates and defaults.

•

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. We use a combination of actual and industry experience when setting and updating our policyholder behavior assumptions, and such assumptions require considerable judgment.

We perform sensitivity analyses to assess the impact that certain assumptions have on DAC and VOBA. The following table presents the estimated instantaneous net impact to income before income taxes of various assumption changes on our DAC and VOBA. The effects presented are not representative of the aggregate impacts that could result if a combination of such changes to interest rates and other assumptions occurred.

(in millions)	As of September 30, 2013
A change to the long-term interest rate assumption of -50 basis points	$(48.1)
A change to the long-term interest rate assumption of +50 basis points	38.0
An assumed 10% increase in surrender rate	(9.9)

Assumptions regarding shifts in market factors may be overly simplistic and not indicative of actual market behavior in stress scenarios.

•	Lower assumed interest rates and higher assumed annuity surrender rates tend to decrease the balances of DAC and VOBA, thus decreasing income before income taxes.

•	Higher assumed interest rates and lower assumed annuity surrender rates tend to increase the balances of DAC and VOBA, thus increasing income before income taxes.

See Note 2 and Note 7 to our audited consolidated financial statements for a more complete discussion.

Reserves for Future Policy Benefits and Product Guarantees

The determination of future policy benefit reserves is dependent on actuarial assumptions. The principal assumptions used to establish liabilities for future policy benefits are based on our experience. These assumptions are established at issue of the contract and include mortality, morbidity, contract full and partial surrenders, investment returns, annuitization rates and expenses. The assumptions used require considerable judgment. We review overall policyholder experience at least annually and update these assumptions when deemed necessary based on additional information that becomes available. For traditional life and immediate annuity products, assumptions used in the reserve calculation can only be changed if the reserve is deemed to be insufficient. For all other insurance products, changes in assumptions will be used to calculate reserves. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related results of operations.

Mortality is the incidence of death amongst policyholders triggering the payment of underlying insurance coverage by the insurer. In addition, mortality also refers to the ceasing of payments on life-contingent annuities due to the death of the annuitant. We utilize a combination of actual and industry experience when setting our mortality assumptions.

A surrender rate is the percentage of account value surrendered by the policyholder. A lapse rate is the percentage of account value canceled by us due to nonpayment of premiums. We make estimates of expected full and partial surrenders of our fixed annuity products. Our surrender rate experience in Fiscal Year 2013 on the fixed annuity products averaged 7.1%, which is within our assumed ranges. Management’s best estimate of surrender behavior incorporates actual experience over the entire period, as we believe that, over the duration of the policies, we will experience the full range of policyholder behavior and market conditions. If actual surrender rates are significantly different from those assumed, such differences could have a significant effect on our reserve levels and related results of operations.

The assumptions used to establish the liabilities for our product guarantees require considerable judgment and are established as management’s best estimate of future outcomes. We periodically review these assumptions and, if necessary, update them based on additional information that becomes available. Changes in or deviations from the assumptions used can significantly affect our reserve levels and related results of operations.

At issue, and at each subsequent valuation, we determine the present value of the cost of the GMWB rider benefits in excess of benefits that are funded by the account value. We also calculate the expected value of the future rider charges for providing for these benefits. We accumulate a reserve equal to the portion of these fees that would be required to fund the future benefits less benefits paid to date. In making these projections, a number of assumptions are made and we update these assumptions as experience emerges when required. We have minimal experience to date on policyholder behavior for our GMWB products which we began issuing in 2008, as a result, future experience could lead to significant changes in our assumptions. If emerging experience deviates from our assumptions on GMWB utilizations, such deviations could have a significant effect on our reserve levels and related results of operations.

Our aggregate reserves for future policy benefits and product guarantees on a direct and net basis as of September 30, 2013 are summarized as follows:

(in millions)	Direct	Reinsurance Recoverable	Net
Fixed indexed annuities	$9,985.9	$(867.7)	$9,118.2
Fixed rate annuities	2,708.2	(316.5)	2,391.7
Immediate annuities	3,491.6	(408.7)	3,082.9
Universal life	1,164.1	(1,054.5)	109.6
Traditional life	1,455.3	(1,081.2)	374.1

Total	$18,805.1	$(3,728.6)	$15,076.5

See Note 2 to our audited consolidated financial statements for a more complete discussion.

Deferred Income Tax Assets and Related Valuation Allowance

Accounting Standards Codification section 740, Income Taxes (ASC 740), provides that deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a portion of or all deferred tax assets are not more-likely-than-not realizable. Assessing the need for, and the amount of, a valuation allowance for deferred tax assets requires management’s judgment, considering all available positive and negative evidence as to the reliability of deferred tax assets.

Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (i.e., ordinary income or capital gain) in either the carryback or carry-forward period under tax law. The four sources of taxable income that may be considered in determining whether a valuation allowance is required are:

•	Future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax assets against gross deferred tax liabilities);

•	Taxable income in prior carryback years, if carryback is permitted under tax law;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carry-forwards.

At each reporting date, management considers new evidence, both positive and negative, that could impact management’s judgment regarding the future realization of deferred tax assets. As of September 30, 2013, management gathered the following positive and negative evidence concerning the future realization of deferred tax assets:

Positive Evidence:

•	As of September 30, 2013, we were in a cumulative income position based on pre-tax income over the prior 12-quarters;

•	We are projecting significant pre-tax GAAP income from continuing operations;

•	We have projected that the reversal of taxable temporary timing differences will unwind in the 20-year projection period;

•	We have a history of utilizing all significant tax attributes before they expire; and

•	Our inventory of §382 limited attributes has been significantly reduced.

Negative Evidence:

•	§382 limited carry-forwards reduce our ability to utilize tax attributes in future years; and

•	Brief carryback/carry-forward period for capital losses.

Based on management’s evaluation of the above positive and negative evidence, management concluded that a partial valuation allowance continued to be necessary at September 30, 2013. This resulted in a valuation allowance release totaling $18.9 million for Fiscal Year 2013.

Loss Contingencies

Loss contingencies are recorded as liabilities when it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. The outcome of existing litigation and pending or potential examinations by various taxing or regulatory authorities are examples of situations evaluated as loss contingencies. Estimating the probability and magnitude of losses is often dependent upon management’s judgment of potential actions by third parties and regulators.

The establishment of litigation and regulatory reserves requires judgments concerning the ultimate outcome of pending claims against us and our subsidiaries. In applying their judgment, management utilizes opinions and estimates obtained from outside counsel to apply the appropriate accounting for contingencies. Accordingly, estimated amounts relating to certain claims have met the criteria for the recognition of a liability. Other claims for which a liability has not been recognized are reviewed on an ongoing basis in accordance with accounting guidance. A liability is recognized for all associated legal costs as incurred. Liabilities for litigation settlements, regulatory matters, legal fees and changes in these estimated amounts are not expected to have a material adverse effect on our financial position, although it is possible that the results of operations and cash flows could be materially affected by an unfavorable outcome.

If the actual cost of settling these matters, whether resulting from adverse judgments or otherwise, differs from the reserves totaling $3.4 million that we have accrued as of September 30, 2013, that difference will be reflected in our results of operations when the matter is resolved or when our estimate of the cost changes. See further discussion in Note 14 to our audited consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. We have significant holdings in financial instruments and are naturally exposed to a variety of market risks. We are primarily exposed to interest rate risk and equity price risk and have some exposure to credit risk and counterparty risk, which affect the fair value of financial instruments subject to market risk.

Enterprise Risk Management

We place a high priority on risk management and risk control. As part of our effort to ensure measured risk taking, management has integrated risk management in our daily business activities and strategic planning. We have comprehensive risk management, governance and control procedures in place and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. The risk management function is also responsible for monitoring our overall market risk exposures and provides review, oversight and support functions on risk-related issues. Our risk appetite is aligned with how our businesses are managed and how we anticipate future regulatory developments.

Our risk governance and control systems enable us to identify, control, monitor and aggregate risks and provide assurance that risks are being measured, monitored and reported adequately and effectively in accordance with the following three principles:

•	Management of the business has primary responsibility for the day-to-day management of risk.

•	The risk management function has the primary responsibility to align risk taking with strategic planning through risk tolerance and limit setting.

•

The internal audit function provides an ongoing independent (i.e., outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management.

The Chief Risk Officer (“CRO”) heads our risk management process and reports directly to our Chief Executive Officer (“CEO”). Our Enterprise Risk Committee discusses and approves all risk policies and reviews and approves risks associated with our activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks.

We have implemented several limit structures to manage risk. Examples include, but are not limited to, the following:

•

At-risk limits on sensitivities of earnings and regulatory capital to the capital markets provide the fundamental framework to manage capital market risks, including the risk of asset / liability mismatch;

•	Duration and convexity mismatch limits;

•	Credit risk concentration limits; and

•	Investment and derivative guidelines.

We manage our risk appetite based on two key risk metrics:

•

Regulatory Capital Sensitivities: the potential reduction, under a moderate capital markets stress scenario, of the excess of available statutory capital above the minimum required under the NAIC regulatory RBC methodology; and

•

Earnings Sensitivities: the potential reduction in results of operations under a moderate capital markets stress scenario. Maintaining a consistent level of earnings helps us to finance our operations, support our capital requirements and provide funds to pay dividends to stockholders.

Our risk metrics cover the most important aspects in terms of performance measures where risk can materialize and are representative of the regulatory constraints to which our business is subject. The sensitivities for earnings and statutory capital are important metrics since they provide insight into the level of risk we take under stress scenarios. They also are the basis for internal risk management.

We are also subject to cash flow stress testing pursuant to regulatory requirements. This analysis measures the effect of changes in interest rate assumptions on asset and liability cash flows. The analysis includes the effects of:

•	The timing and amount of redemptions and prepayments in our asset portfolio;

•	Our derivative portfolio;

•	Death benefits and other claims payable under the terms of our insurance products;

•	Lapses and surrenders in our insurance products;

•	Minimum interest guarantees in our insurance products; and

•	Book value guarantees in our insurance products.

Interest Rate Risk

Interest rate risk is our primary market risk exposure. We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from our holdings in interest-sensitive assets and liabilities, primarily as a result of investing life insurance premiums and fixed annuity deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. Substantial and sustained increases or decreases in market interest rates can affect the profitability of the insurance products and the fair value of our investments, as the majority of our insurance liabilities are backed by fixed maturity securities.

The profitability of most of our products depends on the spreads between interest yield on investments and rates credited on insurance liabilities. We have the ability to adjust the rates credited, primarily caps and credit rates, on the majority of the annuity liabilities at least annually, subject to minimum guaranteed values. In addition, the majority of the annuity products have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit our ability to adjust or maintain crediting rates at the levels necessary to avoid a narrowing of spreads under certain market conditions.

In order to meet our policy and contractual obligations, we must earn a sufficient return on our invested assets. Significant changes in interest rates exposes us to the risk of not earning the anticipated spreads between the interest rate earned on our investments and the credited interest rates paid on outstanding policies and contracts. Both rising and declining interest rates can negatively affect interest earnings, spread income and the attractiveness of certain of our products.

During periods of increasing interest rates, we may offer higher crediting rates on interest-sensitive products, such as IUL insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. A rise in interest rates, in the absence of other countervailing changes, will result in a decline in the market value of our investment portfolio.

As part of our ALM program, we have made a significant effort to identify the assets appropriate to different product lines and ensure investing strategies match the profile of these liabilities. Our ALM strategy is designed to align the expected cash flows from the investment portfolio with the expected liability cash flows. As such, a major component of our effort to manage interest rate risk has been to structure the investment portfolio with cash flow characteristics that are consistent with the cash flow characteristics of the insurance liabilities. We use actuarial models to simulate the cash flows expected from the existing business under various interest rate scenarios. These simulations enable us to measure the potential gain or loss in the fair value of interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from assets to meet the expected cash requirements of the liabilities and to determine if it is necessary to lengthen or shorten the average life and duration of our investment portfolio. The “duration” of a security is the time weighted present value of the security’s expected cash flows. Duration is used to measure a security’s sensitivity to changes in interest rates. When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in the value of assets could be expected to be largely offset by a change in the value of liabilities.

Credit Risk and Counterparty Risk

We are exposed to the risk that a counterparty will default on its contractual obligation resulting in financial loss. The major source of credit risk arises predominantly in our insurance operations’ portfolios of debt and similar securities. The carrying value of our fixed maturity portfolio totaled $15.5 billion and $16.1 billion at September 30, 2013 and September 30, 2012, respectively. Our credit risk materializes primarily as impairment losses. We are exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where we expect the actual impairment losses to be substantially lower than the long-term average. Credit risk in the portfolio can also materialize as increased capital requirements as assets migrate into lower credit qualities over time. The effect of rating migration on our capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.

We manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and limiting allocations to lower quality, higher risk investments. In addition, we diversify our exposure by issuer and country, using rating based issuer and country limits. We also set investment constraints that limit our exposure by industry segment. To limit the impact that credit risk can have on earnings and capital adequacy levels, we have portfolio-level credit risk constraints in place. Limit compliance is monitored on a daily or, in some cases, monthly basis.

In connection with the use of call options, we are exposed to counterparty credit risk—the risk that a counterparty fails to perform under the terms of the derivative contract. We have adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the financial loss from defaults. The exposure and credit rating of the counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst seven different approved counterparties to limit the concentration in one counterparty. Our policy allows for the purchase of derivative instruments from nationally recognized investment banking institutions with the equivalent of an S&P rating of A- or higher. Collateral support documents are negotiated to further reduce the exposure when deemed necessary. See Note 5 to our audited consolidated financial statements for a more complete discussion.

(in millions)	Credit Rating (Moody’s/ S&P)	September 30, 2013				September 30, 2012
Counterparty		Notional Amount	Fair Value	Collateral	Net Credit Risk	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	NA/A	$2,037.8	$70.7	$—	$70.7	$1,884.0	$64.1	—	$64.1
Deutsche Bank	A2/A	1,620.4	51.7	23.0	28.7	1,816.5	61.7	—	61.7
Morgan Stanley	Baa1/A	2,264.1	75.7	49.0	26.7	1,634.7	51.6	—	51.6
Royal Bank of Scotland	A3/A	364.3	20.3	—	20.3	353.9	19.6	—	19.6
Barclays Bank	A2/A	120.8	3.4	—	3.4	131.3	3.1	—	3.1
Credit Suisse	A2/A-	—	—	—	—	10.0	0.6	—	0.6

		$6,407.4	$221.8	$72.0	$149.8	$5,830.4	$200.7	$—	$200.7

We also have credit risk related to the ability of reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, we diversify our exposures among many reinsurers and limit the amount of exposure to each based on credit rating. We also generally limit our selection of counterparties with which we do new transactions to those with an “A-” credit rating or above or that are appropriately collateralized and provide credit for reinsurance. When exceptions are made to that principle, we ensure that we obtain collateral to mitigate our risk of loss. The following table presents our reinsurance recoverable balances and financial strength ratings for our five largest reinsurance recoverable balances as of September 30, 2013:

(dollars in millions)	Reinsurance Recoverable	Financial Strength Rating
Parent Company/Principal Reinsurers		AM Best	S&P	Moody’s
Wilton Reinsurance	$1,481.0	A	Not rated	Not rated
Front Street Re	1,365.0	Not rated	Not rated	Not rated
Scottish Re	170.0	Not rated	Not rated	Not rated
Security Life of Denver	205.7	A	A-	A3
Sunlife/Keyport	113.2	A-	BBB	Baa2

In the normal course of business, certain reinsurance recoverables are subject to reviews by the reinsurers. We are not aware of any material disputes arising from these reviews or other communications with the counterparties, and, therefore, as of September 30, 2013, no allowance for uncollectible amounts was recorded.

Equity Price Risk

We are primarily exposed to equity price risk through certain insurance products, specifically those products with guaranteed minimum withdrawal benefits. We offer a variety of FIA contracts with crediting strategies linked to the performance of indices such as the S&P 500 Index, Dow Jones Industrials or the NASDAQ 100

Index. The estimated cost of providing guaranteed minimum withdrawal benefits incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in our net income. The rate of amortization of intangibles related to FIA products and the cost of providing guaranteed minimum withdrawal benefits could also increase if equity market performance is worse than assumed.

To economically hedge the equity returns on these products, we purchase derivatives to hedge the FIA equity exposure. The primary way we hedge FIA equity exposure is to purchase over the counter equity index call options from broker-dealer derivative counterparties who generally have a minimum credit rating of Baa2 from Moody’s and A- from S&P. The second way to hedge FIA equity exposure is by purchasing exchange traded equity index futures contracts. Our hedging strategy enables us to reduce our overall hedging costs and achieve a high correlation of returns on the call options purchased relative to the index credits earned by the FIA contractholders. The majority of the call options are one-year options purchased to match the funding requirements underlying the FIA contracts. These hedge programs are limited to the current policy term of the FIA contracts, based on current participation rates. Future returns, which may be reflected in FIA contracts’ credited rates beyond the current policy term, are not hedged. We attempt to manage the costs of these purchases through the terms of our FIA contracts, which permit us to change caps or participation rates, subject to certain guaranteed minimums that must be maintained.

The derivatives are used to fund the FIA contract index credits and the cost of the call options purchased is treated as a component of spread earnings. While the FIA hedging program does not explicitly hedge statutory or U.S. GAAP income volatility, the FIA hedging program tends to mitigate a significant portion of the statutory and U.S. GAAP reserve changes associated with movements in the equity market and risk-free rates. This is due to the fact that a key component in the calculation of statutory and U.S. GAAP reserves is the market valuation of the current term embedded derivative. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a reasonable match between changes in this component of the reserve and changes in the assets backing this component of the reserve. However, there may be an interim mismatch due to the fact that the hedges which are put in place are only intended to cover exposures expected to remain until the end of an indexing term. To the extent index credits earned by the contractholder exceed the proceeds from option expirations and futures income, we incur a raw hedging loss.

See Note 5 to our audited consolidated financial statements for a more complete discussion.

Fair value changes associated with these investments are intended to, but do not always, substantially offset the increase or decrease in the amounts added to policyholder account balances for index products. For Fiscal Year 2013, the annual index credits to policyholders on their anniversaries were $314.2 million. Proceeds received at expiration on options related to such credits were $281.7 million. The shortfall is funded by our net investment spread earnings and futures income.

Other market exposures are hedged periodically depending on market conditions and our risk tolerance. The FIA hedging strategy economically hedges the equity returns and exposes us to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. We use a variety of techniques including direct estimation of market sensitivities and value-at-risk to monitor this risk daily. We intend to continue to adjust the hedging strategy as market conditions and risk tolerance change.

Sensitivity Analysis

The analysis below is hypothetical and should not be considered a projection of future risks. Earnings projections are before tax and noncontrolling interest.

Interest Rate Risk

We assess interest rate exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either increasing or decreasing 100 basis point parallel shifts in the yield curve, reflecting changes in either credit spreads or risk-free rates. If interest rates were to increase 100 basis points from levels at September 30, 2013, the estimated fair value of our fixed maturity securities would decrease by approximately $794.0 million of which $68.3 million relates to the Front Street funds withheld assets. The fair value of the reinsurance related embedded derivative would increase by a similar amount and be reflected in our consolidated statement of operations. The impact on shareholders’ equity of such decrease, net of income taxes and intangibles adjustments and the change in the fair value of reinsurance related embedded derivative, would be a decrease of $192.0 million in AOCI and a $161.2 million decrease in total shareholders’ equity. If interest rates were to decrease by 100 basis points from levels at September 30, 2013, the estimated impact on the embedded derivative liability of such a decrease would be an increase of $94.8 million. The actuarial models used to estimate the impact of a one percentage point change in market interest rates incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of financial instruments indicated by these simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, the net exposure to interest rates can vary over time. However, any such decreases in the fair value of fixed maturity securities, unless related to credit concerns of the issuer requiring recognition of an OTTI, would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet liquidity needs. Our liquidity needs are managed using the surrender and withdrawal provisions of the annuity contracts and through other means.

Equity Price Risk

Assuming all other factors are constant, we estimate that a decline in equity market prices of 10% from levels at September 30, 2013 would cause the market value of our equity investments to decrease by approximately $27.1 million, our derivative investments to decrease by approximately $47.9 million based on equity positions and our FIA embedded derivative liability to decrease by approximately $24.2 million. Because our equity investments are classified as AFS, the 10% decline would not affect current earnings except to the extent that it reflects OTTI. These scenarios consider only the direct effect on fair value of declines in equity market levels and not changes in asset-based fees recognized as revenue, or changes in our estimates of total gross profits used as a basis for amortizing DAC and VOBA.

Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies—Recent Accounting Pronouncements, to our audited consolidated financial statements.

BUSINESS

Overview

For over 50 years, our Company has been helping middle-income Americans prepare for retirement and unexpected loss of life. Our focus on the middle-income market gives us access to significant, underserved market niches and drives our product development. As of September 30, 2013, we had approximately 700,000 policyholders counting on the safety and protection features of our fixed annuity and life insurance products, and we constantly seek to innovate our products to meet their evolving needs.

Through the efforts of our approximately 175 employees, who are primarily located in Baltimore, Maryland, we offer various types of fixed annuities and life insurance products. Fixed annuities represent a retirement and savings tool which our customers rely on for principal protection and predictable income streams. In addition, our life insurance products provide our customers with a complementary product that allows them to build on their savings and assign payment of a death benefit to a designated beneficiary upon the policyholder’s death. Currently, our most popular products are FIAs, which provide our customers with interest tied to the performance of the stock market, while limiting the risk of losing money should the stock market decline. We believe this mix of “some upside but limited downside” fills the need for middle-income Americans who must save for retirement but who want to limit the risk of decline in their savings. In addition to FIAs, we also sell IULs and other fixed annuities.

In fiscal year 2013, FIAs generated approximately 95% of our total sales. Our fixed indexed products such as FIAs tie contractual returns to specified market indices, such as the S&P 500 Index. The benefit of FIAs to our customers is to provide a portion of the gains of an underlying market index without the risk of losing the original principal. We invest the fixed annuity premium in fixed income securities and hedge our risk, predominantly using call options on the S&P 500 Index, and pass through a portion of the returns of the stock market index to our policyholders. The majority of our products contain provisions that permit us to annually adjust the formula by which index credits are provided in response to changing market conditions. In addition, our annuity contracts generally either are not surrenderable or include surrender charges that discourage early redemptions.

We offer our products through a network of approximately 200 independent IMOs that in turn represent an estimated 20,000 independent agents.

In April 2011, HGI, a publicly traded diversified holding company, acquired FGLH through Fidelity & Guaranty Life, a holding company formed in connection with the acquisition. Since this acquisition, we have strengthened our financial profile and risk-based capital ratios, increased our market share, decreased the risk in our investment portfolio, including through better alignment of our asset and liability cash flows, and generated positive net earnings.

For example, we have increased TAC (defined in accordance with SAP), for our primary operating company, FGLIC, to $1,135.5 million and a company action level RBC ratio for FGLIC to 450% as of September 30, 2013 from $805.1 million and 305% as of December 31, 2008. Furthermore, our $16.2 billion investment portfolio has an average S&P rating of “A-” as of September 30, 2013, with over 61% being rated NAIC 1, compared with approximately 53% rated NAIC 1 for our $17.4 billion investment portfolio as of September 30, 2010. Our FIA market share in terms of sales grew from 1.67% for the three-month period ended March 31, 2011, ranking us at 15th place among our competitors, to 2.74% for the nine months ended September 30, 2013, ranking us 11th place among our competitors. The total FIA market grew 15.1% and 6.2% for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. For six of the last seven consecutive quarters, the FIA market size has increased over the prior year period. We estimate that there are approximately 45 companies selling FIA products in our markets in the relevant periods.

Competitive Strengths

We believe the following strengths will allow us to capitalize on the growth prospects for our business:

•

Middle-Income Market Focus. We have historically sold life insurance to the large and underserved middle-income market. Our experience designing and developing annuities and life insurance products allows us to continue to introduce innovative products and solutions designed to meet customers’ changing needs. We believe that this experience has given us a keen understanding of the financial safety, wealth accumulation and protection, and retirement income needs of middle-income Americans.

•

Deep Distribution Relationships. Our collaborative, demand-driven approach to product design anchors the loyalty of our IMOs, and we design customized products to support the marketing strategies of our key IMOs. For example, our core annuity Prosperity Elite product was developed in partnership with one of our leading IMOs and accounted for approximately 60% of our annuity sales in Fiscal Year 2013. In addition, we have worked with our IMOs to create innovative, mobile-friendly tools that enable them to deliver real-time information when marketing and providing service to their clients. The average tenure of our top ten IMOs is approximately 13 years, and this long-term association with us demonstrates valued loyalty.

•

Seasoned Management Team and an Ownership Culture. Our management team has extensive experience in the insurance sector and has managed large and small companies through numerous economic cycles. Our executive officers average over 25 years of tenure in the insurance and financial services sector. The majority of our leadership has also played key roles in publicly held companies in this sector. In addition, we have a long-term incentive plan that we believe aligns employees with shareholders. We offer these incentives broadly to our employees, and 40% of our employees participated in this plan as of September 30, 2013.

•

Highly Scalable Operating Structure. We manage our core competencies internally and outsource other operations to external vendors. Our outsourcing model provides us with predictable pricing and volume capabilities and also allows us to benefit from technological developments that enhance our customer experience and sales processes in ways that we would not otherwise have without deploying more capital. For example, our arrangement with Transaction Group allowed us to launch our core Prosperity Elite product in a short time without adding employees while growing this product from inception in August 2011 to $1,636.7 million in sales over a period of only 25 months.

•

Strong Risk Management Culture. Risk assessment and management is an important aspect of every decision we make. Our Chief Risk Officer heads our risk management process and reports directly to our CEO, who actively reviews more significant risks. Our Enterprise Risk Committee is comprised of our entire executive management team, including the CEO, and discusses and approves all risk policies and reviews and approves risks associated with our activities. We manage our risk limits based on two key metrics: regulatory capital and earnings sensitivities. Our Enterprise Risk Committee regularly reviews our operational, governance, strategy, product distribution and investment risks.

•

Conservative Investment Portfolio. We maintain a high quality, conservatively positioned investment portfolio, as our business model is designed to allow us to operate profitably without over-reliance on investment returns. As of September 30, 2013, 96.1% of our fixed maturity investment portfolio was rated NAIC 2 or higher (investment grade), with 61.5% having a NAIC 1 rating. As of December 31, 2012, $393.0 million, or 2.8% of our fixed maturity securities were rated NAIC 3 or lower compared to 6.0% for the life insurance industry, based on SNL financial industry data. We also have a conservative approach to asset-liability management: at September 30, 2013, our average asset duration was less than our average liability duration by 0.6 years.

•

Strong Balance Sheet and Cash Flow Profile. We maintain strong capital balances, including an RBC ratio of over 350%, and our long-term target of total debt to total U.S. GAAP capital ratio (excluding AOCI) is in the mid-20% range. As of September 30, 2013, FGLIC had $1,135.5 million of TAC and an RBC ratio of 450%, which is substantially above management’s internal target and applicable regulatory minimums and does not reflect $75.4 million of cash and investments at FGLH. We believe the $326.8 million in capital above our target RBC ratio of 350% that we have developed over the last three years, together with the additional capital provided in this offering, will provide us flexibility to capitalize on the sales growth opportunities we currently see in our market.

Business Strategy

We will seek to grow our business by pursuing a set of short-, medium- and long-term efforts aimed at delivering sustainable and profitable growth for shareholders. Our main strategies include:

•

Increase Market Share in Our Existing Market. We believe that increasing demand for retirement and principal protection products combined with an evolving competitive landscape present us with significant opportunities to grow with the market and through increased market share. We will continue to pursue tactical opportunities to increase shelf space in the IMO market. We expect to increase the size of our account management team to strengthen coverage of key accounts and actively pursue relationships with IMOs with whom we currently do not conduct business. At the same time, we will continue to make regular modifications to rates and features based on the investment environment to remain competitive with other carriers, and also continue to develop unique, proprietary products for select marketing.

•

Expand the Types of Products We Sell. We also expect to develop and distribute new products that will address important unmet needs of middle-income households and a growing senior population. These products are expected to diversify our asset, liability and revenue mix as well as help us to capitalize on the significant future growth opportunities we perceive. We are well-positioned to offer products through our current distribution system in, for example, the group, non-medical and niche life-insurance product markets.

•

Diversify Our Distribution Channels. We will leverage our strong capital position and target higher ratings to develop broader relationships with broker-dealers, banks and financial planning professionals, thereby increasing the ways in which we reach our customers and eventually reaching our customers directly. Effective implementation will require phased investment over a number of years in institutional relationships, systems, marketing, wholesaling and product development.

•

Selectively Pursue Acquisitions. Although acquisitions are not the primary focus of our current business strategy, we actively monitor the life insurance and annuity markets for opportunities to acquire businesses, which are compatible with our existing operations. We also look for opportunities to acquire seasoned blocks of in-force business with measurable experience, which can help leverage our existing operational and corporate structures to generate enhanced returns on invested capital.

•

Bottom-line, Profit-oriented Objectives. We focus on initiatives that we expect will deliver target profits and avoid markets and products when industry pricing makes it difficult to achieve targeted profit margins.

Products

Our experience designing and developing annuities and life insurance products will allow us to continue to introduce innovative products and solutions designed to meet customers’ changing needs. We work hand-in-hand with our customers and distributors to devise the most suitable product solutions for the ever-changing market. We believe that, on a practical basis, we have a unique understanding of the safety, accumulation, protection, and income needs of middle-income Americans.

Our current most popular product line is FIAs. Most FIAs have two phases—accumulation and distribution or payment. During accumulation, a policyholder’s money is credited with interest linked to an index, but never less than zero. High surrender charges apply for early withdrawal, typically for seven to 14 years after purchase. During the distribution or payout phase, the policyholder will receive money from the annuity. The policyholders are guaranteed minimum values based on state regulation.

Annuity Products

Through our insurance subsidiaries, we issue a broad portfolio of deferred annuities (fixed indexed and fixed rate annuities) and immediate annuities. A deferred annuity is a type of contract that accumulates value on a tax deferred basis and typically begins making specified periodic or lump sum payments a certain number of years after the contract has been issued. An immediate annuity is a type of contract that begins making specified payments within one annuity period (e.g., one month or one year) and typically pays principal and earnings in equal payments over some period of time.

Deferred Annuities

FIAs. Our FIAs allow contract owners the possibility of earning interest based on the performance of a specified market index, predominantly the S&P 500 Index, without risk to principal. The contracts include a provision for a minimum guaranteed surrender value calculated in accordance with applicable law. A market index tracks the performance of a specific group of stocks representing a particular segment of the market, or in some cases an entire market. For example, the S&P 500 Composite Stock Price Index is an index of 500 stocks intended to be representative of a broad segment of the market. Most FIA policies allow policyholders to allocate funds once a year among several different crediting strategies, including one or more index-based strategies and a traditional fixed rate strategy.

The value to the contractholder of a FIA contract is equal to the sum of deposits paid, premium bonuses (described below), index credits, up to a cap and a participation rate based on the annual appreciation (based in certain situations on annual point-to-point, monthly point-to-point or monthly average calculations) in a recognized market index less any fees for riders. Caps generally range from 3.0% to 6.0% when measured annually and 1.0% to 3.0% when measured monthly and participation rates generally range from 30.0% to 100.0% of the performance of the applicable market index. The cap can be reset annually. Certain riders allow for a contractholder to increase their cap for a set fee. As this fee is fixed, the contractholder may lose principal if the index credits received do not exceed the amount of such fee.

Approximately 90% of the FIA sales for Fiscal Year 2013 involved “premium bonuses” or vesting bonuses. For premium bonuses, we increased the initial annuity deposit by a specified premium bonus of 2.0% to 4.0% and a vesting bonus of 2.0% to 8.0%. The vesting bonuses are earned over time, which increases the account value when the bonus is settled. We made compensating adjustments in the commission paid to the agent or the surrender charges on the policy to offset the premium bonus.

Fixed Rate Annuities. Fixed rate annuities include annual reset and multi-year rate guaranteed policies. Fixed rate annual reset annuities issued by us have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Fixed rate multi-year guaranteed annuities are similar to fixed rate annual reset annuities except that the initial crediting rate is guaranteed for a specified number of years before it may be changed at our discretion. For Fiscal Year 2013, we did not sell any fixed rate annual reset annuities. For Fiscal Year 2013, we sold $24.8 million of fixed rate multi-year guaranteed annuities. As of September 30, 2013, crediting rates on outstanding (i) fixed rate annuities generally ranged from 1.5% to 6.0% and (ii) multi-year guaranteed annuities ranged from 1.0% to 6.0%. The average crediting rate on all outstanding fixed rate annuities at September 30, 2013, was 3.5%.

As of September 30, 2013, the distribution of the annuity account values by crediting rate was as follows:

(dollars in millions)
Crediting Rate	1% to 2%	2% to 3%	3% to 4%	4% to 5%	5% to 6%
Account Value	$21.5	$139.1	$1,606.0	$554.6	$190.1

Withdrawal Options for Deferred Annuities. After the first year following the issuance of a deferred annuity policy, holders of deferred annuities are typically permitted penalty-free withdrawals up to 10.0% of the prior year’s value, subject to certain limitations. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge if such withdrawals are made during the penalty period of the deferred annuity policy. The penalty period typically ranges from seven to 14 years for FIAs and three to ten years for fixed rate annuities. This surrender charge initially ranges from 9.0% to 17.5% of the contract value for FIAs and 5.0% to 12.0% of the contract value for fixed rate annuities and generally decreases by approximately one to two percentage points per year during the penalty period. The average surrender charge is 8.5% for our FIAs and 4.7% for our fixed rate annuities as of September 30, 2013. Certain fixed annuity contracts contain a market value adjustment provision that may increase or decrease the amounts available for withdrawal upon full surrender.

The following table summarizes our deferred annuity account values and surrender charge protection as of September 30, 2013:

(dollars in millions) Years of Surrender Charges Remaining	Account Value(1)	Percent of Total	Average Surrender Charge Percent
0-2	$3,531.2	28.2%	2.0%
3-4	2,652.0	21.2%	6.9%
5-6	2,030.3	16.2%	8.9%
7-9	2,622.3	20.9%	10.5%
10 and Greater	1,684.1	13.5%	13.0%

	$12,519.9	100%	7.43%

(1)	Excludes $3,491.6 million related to SPIA contracts, which cannot be surrendered.

The policyholder may elect to take the proceeds of the surrender either in a single payment or in a series of payments over the life of the policyholder or for a fixed number of years (or a combination of these payment options). In addition to the foregoing withdrawal rights, policyholders may also elect to have additional withdrawal rights by purchasing a guaranteed minimum withdrawal benefit. These riders provide a guaranteed minimum withdrawal benefit, regardless of index performance, for the life of the contract.

Immediate Annuities

We also sell Single Premium Immediate Annuities (or “SPIAs”), which provide a series of periodic payments for a fixed period of time or for the life of the policyholder, according to the policyholder’s choice at the time of issue. The amounts, frequency and length of time of the payments are fixed at the outset of the annuity contract. SPIAs are often purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years.

The following table presents the deposits (also known as “sales”) on annuity policies issued by us for the fiscal year ended September 30, 2013 and 2012, as well as reserves required by U.S. GAAP (“U.S. GAAP Reserves”) as of September 30, 2013 and September 30, 2012:

	September 30, 2013		September 30, 2012
(in millions)	DEPOSITS ON ANNUITY POLICIES	U.S. GAAP RESERVES	DEPOSITS ON ANNUITY POLICIES	U.S. GAAP RESERVES
Products
Fixed Indexed Annuities	$983.1	$9,985.9	$1,614.2	$9,893.2
Fixed Rate Annuities	38.0	2,708.2	64.5	2,964.2
Single Premium Immediate Annuities	7.3	3,491.6	7.8	3,583.1

Total	$1,028.4	$16,185.7	$1,686.5	$16,440.5

Life Insurance

We currently offer IUL insurance policies and have sold term and whole life insurance products in the past. Holders of universal life insurance policies earn returns on their policies which are credited to the policyholder’s cash value account. The insurer periodically deducts its expenses and the cost of life insurance protection from the cash value account. The balance of the cash value account is credited interest at a fixed rate or returns based on the performance of a market index, or both, at the option of the policyholder, using a method similar to that described above for FIAs.

Almost all of the life insurance policies in force, except for the return of premium benefits on life insurance products, as of the date of the FGLH Acquisition are subject to a reinsurance arrangement with Wilton Re. See “—Reinsurance—Wilton Re Transaction”.

Distribution

The sale of our products typically occurs as part of a four-party, three stage sales process between FGLIC, an IMO, the agent and the customer. FGLIC designs, manufactures, issues, and services the product. The IMO, with whom FGLIC contracts, recruits large numbers of agents to its firm and provides training in return for exclusive sales agreements with FGLIC. The IMOs will usually sign contracts with multiple insurance carriers to provide their agents with a broad and competitive product portfolio. The IMO will discuss product options over the phone with agents about to meet with clients. The IMO staff will also provide assistance to the agent during the selling and application process. The agent may get customer leads from the IMOs. The agent will conduct a fact find and present suitable product choices to the customers. We monitor each distribution partner for pricing metrics, mortality, persistency, as well as market conduct and suitability.

Within this business model, we offer our products through a network of approximately 200 IMOs, representing approximately 20,000 agents, and identify our most important IMOs—those who are able to meet certain production targets and qualify for extra-contractual production bonuses—as “Power Partners”. We currently have 27 Power Partners, comprised of 16 annuity IMOs and 11 life insurance IMOs. During fiscal year 2013, these Power Partners accounted for approximately 78% of our annual sales volume. We believe that our relationships with these IMOs are strong. The average tenure of the top ten Power Partners is approximately 13 years.

Our Power Partners play an important role in the development of our products. Over the last ten years, the majority of our best-selling products have been developed with our Power Partners. We intend to continue to have the Power Partners play an important role in the development of our products in the future, which we believe provides us with integral feedback throughout the development process and assists us with competing for “shelf space” of new design launches.

The table below shows our top ten IMOs as of September 30, 2013 as well as their rankings in calendar years 2006 through 2012:

Rank as of September 30, 2013	Length of Relationship	% Total Sales in 2013(1)	2013 Rank(1)	2012 Rank	2011 Rank	2010 Rank	2009 Rank	2008 Rank	2007 Rank	2006 Rank
IMO 1	9.3 years	16.9%	1	2	1	1	3	6	6	4
IMO 2	14.8 years	16.8%	2	1	2	2	1	1	1	1
IMO 3	16.5 years	13.8%	3	4	4	4	2	2	2	2
IMO 4	15.6 years	12.8%	4	3	3	3	4	4	4	6
IMO 5	13.9 years	10.5%	5	6	5	5	5	7	8	8
IMO 6	14.7 years	8.0%	6	5	6	6	6	3	3	3
IMO 7	20.0 years	6.7%	7	8	8	8	8	5	5	5
IMO 8	8.7 years	5.0%	8	10	—	—	—	—	—	—
IMO 9	6.2 years	5.0%	9	9	10	9	10	10	—	—
IMO 10	14.7 years	4.6%	10	7	7	7	7	9	9	—

(1)	Calendar year through September 30, 2013.

The top five states for the distribution of FGLIC’s products in 2012 were California, Texas, Florida, Pennsylvania and Michigan, which together accounted for nearly 50% of FGLIC’s premiums.

Marketing

We strive to be a leader in metric-driven digital marketing to distributors, which includes web, email, social media, and video. We believe that this approach in the short term will continue to prove a cost-effective way to target and engage the IMO and independent agent community. We strive to start all projects with metrics-centric objectives; we develop digital concepts to drive activity, sharing, and engagement by targeted communities; and we refine our programs quickly based on daily results. We will continue to rapidly expand our ability to engage with our networks of customers, distributors and other contacts.

We also believe that mobile tools will create competitive advantage in the short term and will be a requirement to conduct business with independent agents in the future. We believe we are a pioneer in mobile technology for the independent agent market. We have developed and released two apps that support the marketing, projections and illustrations of five products that account for over 90% of our sales. Our iPad/iPhone/iTouch apps facilitate the explanation of complex features, encourage customers to explore more planning scenarios, enable the illustration to be emailed from device to client, and attract and retain tech-savvy representatives.

These new competencies will position us well to compete effectively for the next generation of IMOs, agents, and consumers.

Investments

We embrace a long-term conservative investment philosophy, investing nearly all the insurance premiums we receive in a wide range of fixed income interest-bearing securities.

Our employees manage the bulk of the investment portfolio, and with respect to certain asset classes, we utilize experienced third party companies, as well as our affiliates. As of September 30, 2013, 74.9% of our $15.5 billion fixed maturity investment portfolio was managed by our employees, with the 25.1% balance managed by third parties. Our investment strategy is designed to (i) achieve strong absolute returns; (ii) provide consistent yield and investment income; and (iii) preserve capital. We base all of our decisions on fundamental, bottom-up research, coupled with a top-down view that respects the cyclicality of certain asset classes.

In addition to active management of assets, our Investments department is also responsible for defining portfolio strategy, managing our asset/liability profile and hedging our product guarantees. We also leverage the risk management and capital markets experience of HGI and its affiliates to add value to our investment activities.

The types of assets in which we may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies. Additionally, we establish conservative risk thresholds which in turn define risk tolerance across a wide range of factors, including credit risk, liquidity risk, concentration (issuer and sector) risk, and caps on specific asset classes.

Under Statutory accounting, our insurance subsidiaries defer the portion of realized capital gains and losses on fixed maturity securities attributable to changes in the general level of interest rates into an interest maintenance reserve (“IMR”). The IMR amortizes into future year statutory operating results based on a formula prescribed by the NAIC. The IMR provides a buffer to our statutory capital and surplus in the event we have to sell securities in an unrealized loss position. As of September 30, 2013, FGLIC’s and FGL NY Insurance’s IMR were $509.6 million and $9.7 million, respectively.

Our investment portfolio consists of high quality fixed maturities, including publicly issued and privately issued corporate bonds, municipal and other government bonds, ABS, RMBS and CMBS. We also maintain holdings in floating rate, and less rate-sensitive investments, including senior tranches of collateralized loan obligations (“CLOs”), non-agency RMBS, and various types of ABS. It is our expectation that our investment portfolio will broaden in scope and diversity to include other asset classes held by life and annuity insurance writers, such as commercial mortgage loans. We also have a small amount of equity holdings through our funding arrangement with the Federal Home Loan Bank of Atlanta.

Portfolio Activity

Since 2011, we have been seeking to shorten our asset duration and have been selling longer dated high grade bonds. Proceeds of these sales were conservatively redeployed into top tranche (NAIC 1) CLOs and more recently non-agency RMBS. Over the last year, we continued to reduce our high grade public bond exposure as we sought to establish exposure to similar duration high grade private bonds, which has allowed us to improve portfolio diversification and bondholder protection through more stringent covenants.

As a result of these portfolio repositionings, we currently maintain:

•	a well matched asset/liability profile (asset duration, including cash and cash equivalents, of 4.9 years vs. liability duration of 5.5 years); and

•	a large exposure to less rate-sensitive assets (26.6% of invested assets).

We believe our investment portfolio is well positioned for the current investment environment, with room to incrementally increase exposure to risk assets if spreads and capital efficiency warrant such actions. We intend to maintain a defensive duration posture to provide for increased investment flexibility as rates rise.

The duration of the investment portfolio, excluding cash and cash equivalents, derivatives and policy loans, as of September 30, 2013, is summarized as follows:

(dollars in millions) Duration	Amortized Cost	% of Total
0	$2,141.9	13.5%
1	2,206.2	14.0%
2	1,302.6	8.2%
3	1,249.5	7.9%
4	1,366.8	8.6%
5	1,060.8	6.7%
6	856.4	5.4%
7	933.9	5.9%
8	902.4	5.7%
9	488.5	3.1%
10	459.5	2.9%
11	661.3	4.2%
12	809.0	5.1%
13	745.8	4.7%
14	480.2	3.0%
15-20	147.9	0.9%

Total	$15,812.7	100%

For further discussion of portfolio activity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio”.

Derivatives

Our FIA contracts permit the holder to elect to receive a return based on an interest rate or the performance of a market index, most typically based on the S&P 500 Index. We purchase derivatives consisting predominantly of call options and, to a lesser degree, futures contracts on the equity indices underlying the applicable policy. These derivatives are used to fund the index credits due to policyholders under the FIA contracts. The majority of all such call options are one-year options purchased to match the funding requirements underlying the FIA contracts. On the respective anniversary dates of the applicable FIA contracts, the market index used to compute the annual index credit under the applicable FIA contract is reset. At such time, we purchase new one-, two- or three-year call options to fund the next index credit. We attempt to manage the cost of these purchases through the terms of our FIA contracts, which permit us to change caps or participation rates, subject to certain guaranteed minimums that must be maintained. The change in the fair value of the call options and futures contracts is generally designed to offset the equity market related change in the fair value of the FIA contract’s embedded derivative. The call options and futures contracts are marked to fair value with the change in fair value included as a component of net investment gains (losses). The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instruments’ terms or upon early termination and the changes in fair value of open positions.

Outsourcing

We outsource the following functions to third-party service providers:

•	new business administration;

•	hosting of financial systems;

•	service of existing policies;

•	investment accounting and custody;

•	information technology development and maintenance;

•	call centers; and

•	underwriting administration of life insurance applications.

We closely manage our outsourcing partners and integrate their services into our operations. We believe that outsourcing such functions allows us to focus capital and FGL employees on our core business operations and perform differentiating functions, such as investment, actuarial, product development and risk management functions. In addition, we believe an outsourcing model provides predictable pricing, service levels and volume capabilities and allows us to benefit from technological developments that enhance our customer self-service and sales processes that we would not otherwise be able to take advantage of without deploying more of our own capital.

We outsource our new business and existing policy administration for annuity and life products to Transaction Group. Under this arrangement, Transaction Group manages all of our call center and processing requirements. We and Transaction Group have entered into a seven-year relationship, which is subject to automatic renewal for an additional two years in June 2014.

We have partnered with Hooper Holmes, Inc. (“Hooper Holmes”) to implement our life insurance underwriting policies. Under the terms of the arrangement, Hooper Holmes has assigned us a team of underwriters with Fellow Life Management Institute designations. We and Hooper Holmes entered into a three-year relationship, which was automatically renewed for an additional two years in December 2012. Underwriting guidelines for each product are established by our Chief Underwriting Officer in collaboration with our actuarial department. Our Chief Underwriting Officer and actuarial department work closely with the applicable reinsurance company to establish or change guidelines. Adherence to underwriting guidelines is managed at a case level through daily underwriting audits conducted by our Chief Underwriting Officer as well as the Hooper Holmes lead underwriter. Every three years, underwriting audits are conducted by our reinsurers.

We believe that we have a good relationship with our principal outsource service providers.

Competition

Our ability to compete is dependent upon many factors which include, among other things, our ability to develop competitive and profitable products, our ability to maintain stable relationships with our contracted IMOs, our ability to maintain low unit costs and our maintenance of adequate financial strength ratings from ratings agencies. We face competition in the FIA market from traditional insurance carriers such as Allianz Life Insurance Company of North America (“Allianz”), Aviva Life Insurance Company, American Equity Investment Life Insurance Company (“American Equity”) and Security Benefit Life Insurance Company (“Security Benefit”). Principal competitive factors for FIAs are initial crediting rates, reputation for renewal crediting action, product features, brand recognition, customer service, cost, distribution capabilities and financial strength ratings of the provider. Competition may affect, among other matters, both business growth and the pricing of our products and services.

As of September 30, 2013, the leading three providers of FIAs were Allianz, Security Benefit and American Equity. Their respective market shares were 13.7%, 12.3% and 11.0%. The aggregate market share of the top ten providers of FIA’s for the same period was 71.5%. We are the 11th largest provider of FIA in terms of premium, and our market share for the same period was 2.7%.

In the IUL market, we compete with large, well-established life insurance companies in a mature market, where price and service are key drivers. Primary competitors include the AEGON Companies (“AEGON”), AXA Equitable Life Insurance Company (“AXA”) and Pacific Life Insurance Company (“Pacific Life”). Principal competitive factors for IULs are based on service and distribution channel relationships, price, brand recognition, financial strength ratings of our insurance subsidiaries and financial stability.

As of September 30, 2013, the leading three providers of IULs were Pacific Life, AXA and AEGON. Their respective IUL market shares were 13.1%, 9.4% and 7.5%. The aggregate market share for the top ten providers of IUL for the same period was 65.3%. We are the 21st largest provider of IULs in terms of premium, and our market share for the same period was 1.3%.

Source: Wink, Inc. (formerly AnnuitySpecs)

Ratings

Our access to funding and our related cost of borrowing, the attractiveness of certain of our products to customers and requirements for derivatives collateral posting are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products.

As of September 30, 2013, Moody’s, Fitch, S&P and A.M. Best Company issued financial strength credit and/or ratings and outlook statements regarding FGLH and its wholly owned insurance subsidiaries, FGLIC and FGL NY Insurance, as listed below. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy and generally involve quantitative and qualitative evaluations by rating agencies of a company’s financial condition and operating performance. Generally, rating agencies base their financial strength ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions. Financial strength ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors. Credit and financial strength ratings are not recommendations to buy, sell or hold securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

Company	A.M. Best	S&P	Moody’s	Fitch
Fidelity & Guaranty Life Insurance Company
Financial Strength Rating	B++ (5 of 16)	BBB- (10 of 22)	Ba1 (11 of 21)	BBB (9 of 21)
Outlook	Stable	Positive	Positive	Stable
Fidelity & Guaranty Life Insurance Company of New York
Financial Strength Rating	B++ (5 of 16)	BBB- (10 of 22)	Ba1 (11 of 21)	BBB (9 of 21)
Outlook	Stable	Positive	Positive	Stable
Fidelity & Guaranty Life Holdings, Inc. (Senior Unsecured Notes)	bb+ (11 of 22)	BB- (13 of 22)	B1 (14 of 21)	BB- (13 of 21)
Outlook	Stable	Positive	Positive	Stable

Rating Agency	Financial Strength Rating Scale	Senior Unsecured Notes Credit Rating Scale
A.M. Best(1)	“A++” to “S”	“aaa to rs”
S&P(2)	“AAA” to “R”	“AAA to D”
Moody’s(3)	“Aaa” to “C”	“Aaa to C”
Fitch(4)	“AAA” to “C”	“AAA to D”

(1)	A.M. Best’s financial strength rating is an independent opinion of an insurer’s financial strength and ability to meet its ongoing insurance policy and contract obligations. It is based on a comprehensive quantitative and qualitative evaluation of a company’s balance sheet strength, operating performance and business profile. A.M. Best’s long-term credit ratings reflect its assessment of the ability of an obligor to pay interest and principal in accordance with the terms of the obligation. Ratings from “aa” to “ccc” may be enhanced with a “+” (plus) or “-” (minus) to indicate whether credit quality is near the top or bottom of a category. A.M. Best’s short-term credit rating is an opinion to the ability of the rated entity to meet its senior financial commitments on obligations maturing in generally less than one year.

(2)	S&P’s insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. A “+” or “-” indicates relative strength within a category. An S&P credit rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Short-term issuer credit ratings reflect the obligor’s creditworthiness over a short-term time horizon.

(3)

Moody’s financial strength ratings are opinions of the ability of insurance companies to repay punctually senior policyholder claims and obligations. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s long-term credit ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations.

(4)	Fitch’s financial strength ratings provide an assessment of the financial strength of an insurance organization. The IFS Rating is assigned to the insurance company’s policyholder obligations, including assumed reinsurance obligations and contract holder obligations, such as guaranteed investment contracts. Within long-term and short-term ratings, a “+” or a “–” may be appended to a rating to denote relative status within major rating categories.

In addition to the financial strength ratings, rating agencies use an “outlook statement” to indicate a medium or long term trend which, if continued, may lead to a rating change. A positive outlook indicates a rating may be raised and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when ratings are not likely to be changed. Outlooks should not be confused with expected stability of the issuer’s financial or economic performance. A rating may have a “stable” outlook to indicate that the rating is not expected to change, but a “stable” outlook does not preclude a rating agency from changing a rating at any time without notice.

Ratings actions affirmation and outlook changes by Fitch, A.M. Best, S&P and Moody’s from September 30, 2012 through the date of this prospectus are as follows:

•

On November 8, 2013, Fitch affirmed the ‘BBB’ Insurer Financial Strength ratings assigned to FGLIC and FGL NY Insurance with a stable outlook and affirmed FGLIC long-term Issuer Default rating of ‘BB’ and the ‘BB-’ rating on the $300 million Senior Notes with a stable outlook.

•

On November 6, 2013, A.M. Best affirmed the financial strength rating of ‘B++’ of FGLIC and FGL NY Insurance with a stable outlook and affirmed the issuer credit and debt rating of “bb+” of FGLH and the $300 million Senior Notes with a stable outlook. On March 26, 2013, A.M. Best assigned an issuer credit rating of “bb+” to FGLH and a debt rating of “bb+” to the $300 million Senior Notes with a stable outlook.

•

On July 17, 2013, S&P raised the financial strength ratings on FGLIC and FGL NY Insurance to ‘BBB-’ from ‘BB+’. At the same time, they raised the long-term counterparty credit rating on FGLH to ‘BB-’ from ‘B+’ and raised its rating on FGLH’s $300 million Senior Notes to ‘BB-’ from ‘B+’. The outlook was raised to positive on the ratings.

•

On March 18, 2013, Moody’s assigned a ‘B1’ senior unsecured debt rating to FGLH’s $300 million Senior Notes with a positive outlook. At the same time, Moody’s affirmed the ‘Ba1’ insurance financial strength rating of FGLIC and raised the outlook to positive.

A.M. Best, Fitch, Moody’s and S&P review their ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in their judgment, circumstances so warrant. While the degree to which ratings adjustments will affect sales and persistency is unknown, we believe if our ratings were to be negatively adjusted for any reason, we could experience a material decline in the sales of our products and the persistency of our existing business. See “Risk Factors—Risks Relating to Our Business—We operate in a highly competitive industry, which could limit our ability to gain or maintain our position in the industry and could materially adversely affect our business, financial condition and results of operations”; “Risk Factors—Risks Relating to Our Business—A financial strength ratings downgrade, potential downgrade, or other negative action by a rating agency could make our product offerings less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations”; and “Risk Factors—Risks Relating to Our Business—The amount of statutory capital that our insurance subsidiaries have and the amount of statutory capital that they must hold to maintain their financial strength ratings and meet other requirements can vary significantly from time to time and are sensitive to a number of factors outside of our control”.

Potential Impact of a Ratings Downgrade

Under some ISDA agreements, we have agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open derivative contracts between the parties, at which time any amounts payable by us or the counterparty would be dependent on the market value of the underlying derivative contracts. Our current rating allows multiple counterparties the right to terminate ISDA agreements, at which time the counterparty would unwind existing positions for fair market value. No ISDA agreements have been terminated, although the counterparties have reserved the right to terminate the ISDA agreements at any time. As of September 30, 2013, the amount at risk for ISDA agreements which could be terminated based upon our current ratings was $221.8 million, which equals the fair value to us of the open over-the-counter call option positions. The fair value of the call options can never decrease below zero. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Credit Risk and Counterparty Risk”.

In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed predetermined thresholds. These thresholds vary by counterparty and credit rating. As of September 30, 2013 and September 30, 2012, $72.0 million and $0 million, respectively, of collateral was posted by our counterparties. Accordingly, the maximum amount of loss due to credit risk that we would incur if parties to the call options failed completely to perform according to the terms of the contracts was $149.8 million and $200.7 million at September 30, 2013 and September 30, 2012, respectively.

If the insurance subsidiaries held net short positions against a counterparty, and the subsidiaries’ financial strength ratings were below the levels required in the ISDA agreement with the counterparty, the counterparty would demand immediate further collateralization which could negatively impact overall liquidity. Based on the market value of our derivatives as of September 30, 2013 and 2012, we hold no net short positions against a counterparty; therefore, there is currently no potential exposure for us to post collateral.

Risk Management

Risk management is a critical part of our business. We seek to assess risk to our business through a formalized process involving (i) identifying short-term and long-term strategic and operational objectives, (ii) utilizing risk identification tools to examine events that may prevent us from achieving goals, (iii) assigning risk identification and mitigation responsibilities to individual team members within functional groups, (iv) analyzing the potential qualitative and quantitative impact of individual risks, (v) evaluating risks against risk tolerance levels to determine which risks should be mitigated, (vi) mitigating risks by appropriate actions and (vii) identifying, documenting and communicating key business risks in a timely fashion.

The responsibility for monitoring, evaluating and responding to risk is assigned first to our management and employees, second to those occupying specialist functions, such as legal compliance and risk teams, and third to those occupying supervisory functions, such as internal audits and the board of directors.

The Fidelity & Guaranty Acquisition

On April 6, 2011, pursuant to the First Amended and Restated Stock Purchase Agreement, dated February 17, 2011 (the “F&G Stock Purchase Agreement”), by and between Fidelity & Guaranty Life (formerly Harbinger F&G, LLC) and OMGUK, FGL, a wholly owned direct subsidiary of HGI, acquired from OMGUK all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between OMGUK, as lender, and FGLH, as borrower, in consideration for $350.0 million. As described further herein, the F&G Stock Purchase Agreement provided that the $350.0 million purchase price may be reduced by up to $50.0 million post-closing if certain regulatory approvals were not obtained. Following the consummation of the FGLH Acquisition, FGLH became our direct wholly owned subsidiary and FGLIC and FGL NY Insurance became wholly owned subsidiaries of FGLH. FGLIC and FGL NY Insurance are our principal insurance companies.

Reinsurance

FGL both cedes reinsurance and assumes reinsurance from other insurance companies. We use reinsurance both to diversify risks and manage loss exposures. For instance, we have sought reinsurance coverage in order to limit our exposure to mortality losses and enhance our capital position. The use of reinsurance permits us to write policies in excess of amounts we would typically seek to retain, and also to write a larger volume of new business. The portion of risks exceeding the insurer’s retention limit is reinsured with other insurers.

In instances where we are the ceding company, we pay a premium to a reinsurer in exchange for the reinsurer assuming a portion of our liabilities under the policies we issued. Use of reinsurance does not discharge our liability as the ceding company because we remain directly liable to our policyholders and are required to pay the full amount of our policy obligations in the event that our reinsurers fail to satisfy their obligations. We collect reinsurance from our reinsurers when we pay claims on policies that are reinsured. In instances where we assume reinsurance from another insurance company, we accept, in exchange for a reinsurance premium, a portion of the liabilities of the other insurance company under the policies that the ceding company has issued to its policyholders.

We monitor the credit risk related to the ability of our reinsurers to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, we generally diversify our exposures among many reinsurers and limit the amount of exposure to each based on financial strength ratings, which are reviewed at least monthly. The A.M. Best rating of our unaffiliated reinsurers with the largest reinsurance recoverable balances are A- or better with the exception of Scottish Re. These reinsurers are Wilton Re, Security Life of Denver, Transamerica Occidental Life Insurance Co., Sun Life Insurance Company and Scottish Re, which is operating under regulatory supervision. We have determined no valuation allowance is required for the Scottish Re recoverable balance as of September 30, 2013, based on our evaluation of Scottish Re’s ability to meet its ongoing reinsurance obligations.

Wilton Re Transaction

On January 26, 2011, FGL entered into an agreement (the “Commitment Agreement”) with Wilton Re U.S. Holdings, Inc. (“Wilton”), pursuant to which Wilton agreed to cause Wilton Re, its wholly owned subsidiary, to enter into certain coinsurance arrangements with FGLIC following the closing of the FGLH Acquisition of the predecessor company. Pursuant to the Commitment Agreement, Wilton Re has reinsured a 100% quota share of certain of FGLIC’s policies that are subject to redundant reserves under Regulation XXX and Guideline AXXX, and that were reinsured under the reserve facility (the “Raven Block”), as well as another block of FGLIC’s in-force traditional, universal and interest-sensitive life insurance policies (the “Camden Block”).

More specifically, on April 8, 2011, FGLIC ceded to Wilton Re on a coinsurance basis a 100% quota share of risks associated with the Camden Block and, in connection therewith, transferred assets to Wilton Re having an aggregate fair value of approximately $535.8 million, which reflected a $121.8 million ceding allowance, which we retained. On October 17, 2011, FGLIC and Wilton Re completed a further reinsurance arrangement involving the recapture of business ceded to Raven Re by FGLIC and the re-cession of such business to Wilton Re. The cession to Wilton Re of risks related to the Raven Block was completed on October 17, 2011 (with an effective date of October 1, 2011) and, in connection therewith, FGLIC transferred assets having an aggregate fair value of approximately $580.7 million, which included a $140.1 million negative ceding allowance, to Wilton Re. While Wilton Re had no liability with respect to the Raven Block prior to the effective date, at October 17, 2011 the amount payable to Wilton Re was adjusted to reflect the economic performance for the Raven Block from January 1, 2011 through October 1, 2011.

Wilton Re’s reinsurance of such FGLIC policies has not extinguished FGLIC’s liability with respect to such business because FGLIC remains directly liable to policyholders and is required to pay the full amount of its policy obligations in the event that Wilton Re fails to satisfy its obligations with respect to the reinsured business.

The Front Street Reinsurance Transaction

On December 31, 2012, following approval by the MIA, the insurance regulator in FGLIC’s state of domicile at the time, FGLIC entered into a coinsurance agreement (the “Cayman Reinsurance Agreement”) with Front Street, at the time, an indirectly wholly owned subsidiary of FGL. Pursuant to the Cayman Reinsurance Agreement, Front Street reinsured approximately 10%, or approximately $1.4 billion, of FGLIC policy liabilities as of September 30, 2013. Under the terms of the agreement, Front Street paid an initial ceding allowance of $15.0 million which was determined to be fair and reasonable according to an independent third-party actuarial firm. The coinsurance agreement was on a funds withheld basis, meaning that funds were withheld by FGLIC from the coinsurance premium owed to Front Street as collateral for Front Street’s payment obligations. Accordingly, the collateral assets remain under the ultimate ownership of FGLIC. The effects of this transaction were eliminated in our consolidated financial statements for the period January 1, 2013 through August 9, 2013. See Note 15 to our consolidated financial statements.

Reserve Facilities

Life insurance companies operating in the United States must calculate required reserves for life and annuity policies based on statutory principles. These methodologies are governed by “Regulation XXX” (applicable to term life insurance policies), “Guideline AXXX” (applicable to universal life insurance policies with secondary guarantees) and the Commissioners Annuity Reserve Valuation Method, known as “CARVM” (applicable to annuities). Under Regulation XXX, Guideline AXXX and CARVM, insurers are required to establish statutory reserves for such policies that exceed economic reserves.

The CARVM Facility. On October 5, 2012, FGLIC entered into a yearly renewable term indemnity reinsurance agreement with Raven Re, a wholly owned subsidiary of FGLIC (the “Raven Reinsurance Agreement”), pursuant to which FGLIC ceded a 100% quota share of its liability for the CARVM business. To collateralize its obligations under the Raven Reinsurance Agreement, Raven Re entered into a reimbursement agreement with Nomura Bank International plc (“NBI”), an affiliate of Nomura Securities International, Inc., and FGL (the “Reimbursement Agreement”) whereby a subsidiary of NBI issued trust notes and NBI issued a $295 million letter of credit that, in each case, were deposited into a reinsurance trust as collateral for Raven Re’s obligations under the Raven Reinsurance Agreement (the “NBI Facility”). Pursuant to the NBI Facility, FGLIC takes full credit on its statutory financial statements for the CARVM reserve ceded to Raven Re. The letter of credit facility automatically reduces each calendar quarter by $6.25 million. As of September 30, 2013, there was $276.3 million available under the letter of credit facility. The NBI Facility will terminate on September 30, 2017, although the facility may terminate earlier, in accordance with the terms of the Reimbursement Agreement. Under the terms of the Reimbursement Agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and FGLH is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re’s statutory capital and surplus falls below certain defined levels. As of September 30, 2013, Raven Re’s statutory capital and surplus was $14.1 million in excess of the minimum level required under the Reimbursement Agreement.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Credit Risk and Counterparty Risk”.

Other Agreements

The F&G Stock Purchase Agreement includes customary mutual indemnification provisions relating to breaches of representations, warranties and covenants. In connection with the F&G Stock Purchase Agreement, FGL entered into the Guarantee and Pledge Agreement (the “Pledge Agreement”). Pursuant to the Pledge Agreement, FGLH has granted security interests to OMGUK of FGLH’s equity interest in FGLIC (the “Pledged Shares”) in order to secure certain of FGL’s obligations arising under the F&G Stock Purchase Agreement, including its indemnity obligations. In the event that FGL defaults or breaches any remaining secured obligations, OMGUK could foreclose upon the Pledged Shares.

Employees

As of September 30, 2013, we had approximately 175 employees. We believe that we have a good relationship with our employees, as demonstrated by consistent high employee engagement scores on our annual employee engagement survey. In addition, our voluntary attrition has been below 10% for the past four years, which is also an indicator of an engaged and motivated workforce.

Regulation

Overview

FGLIC, FGL NY Insurance and Raven Re are subject to comprehensive regulation and supervision in their domiciles, Iowa, New York and Vermont, respectively, and in each state in which they do business. FGLIC does business throughout the United States, except for New York. FGL NY Insurance only does business in New York. Raven Re is a special purpose captive reinsurance company that only provides reinsurance to FGLIC under the CARVM Treaty. Following its redomestication to Iowa, FGLIC’s principal insurance regulatory authority is the IID. State insurance departments throughout the United States also monitor FGLIC’s insurance operations as a licensed insurer. The NYDFS regulates the operations of FGL NY Insurance, which is domiciled and licensed in New York. The purpose of these regulations is primarily to protect policyholders and beneficiaries and not general creditors and shareholders of those insurers. Many of the laws and regulations to which FGLIC and FGL NY Insurance are subject are regularly re-examined and existing or future laws and regulations may become more restrictive or otherwise adversely affect their operations.

Generally, insurance products underwritten by and rates used by FGLIC and FGL NY Insurance must be approved by the insurance regulators in each state in which they are sold. Those products are also substantially affected by federal and state tax laws. For example, changes in tax law could reduce or eliminate the tax-deferred accumulation of earnings on the deposits paid by the holders of annuities and life insurance products, which could make such products less attractive to potential purchasers. A shift away from life insurance and annuity products could reduce FGLIC’s and FGL NY Insurance’s income from the sale of such products, as well as the assets upon which FGLIC and FGL NY Insurance earn investment income. In addition, insurance products may also be subject to ERISA.

State insurance authorities have broad administrative powers over FGLIC and FGL NY Insurance with respect to all aspects of the insurance business including:

•	licensing to transact business;

•	licensing agents;

•	prescribing which assets and liabilities are to be considered in determining statutory surplus;

•	regulating premium rates for certain insurance products;

•	approving policy forms and certain related materials;

•	determining whether a reasonable basis exists as to the suitability of the annuity purchase recommendations producers make;

•	regulating unfair trade and claims practices;

•	establishing reserve requirements and solvency standards;

•	regulating the amount of dividends that may be paid in any year;

•

regulating the availability of reinsurance or other substitute financing solutions, the terms thereof and the ability of an insurer to take credit on its financial statements for insurance ceded to reinsurers or other substitute financing solutions;

•	fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values; and

•	regulating the type, amounts and valuations of investments permitted, transactions with affiliates and other matters.

Financial Regulation

State insurance laws and regulations require FGLIC, FGL NY Insurance and Raven Re to file reports, including financial statements, with state insurance departments in each state in which they do business, and their operations and accounts are subject to examination by those departments at any time. FGLIC, FGL NY Insurance and Raven Re prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

The NAIC has approved a series of statutory accounting principles and various model regulations that have been adopted, in some cases with certain modifications, by all state insurance departments. These statutory principles are subject to ongoing change and modification. For instance, the NAIC adopted, effective with the annual reporting period ending December 31, 2010, revisions to the Annual Financial Reporting Model Regulation (or the Model Audit Rule) related to auditor independence, corporate governance and internal control over financial reporting. These revisions require that insurance companies, such as FGLIC and FGL NY Insurance, file reports with state insurance departments regarding their assessments of internal control over financial reporting. Moreover, compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Any particular regulator’s interpretation of a legal or accounting issue may change over time to FGLIC’s or FGL NY Insurance’s detriment, or changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause FGLIC and FGL NY Insurance to change their views regarding the actions they need to take from a legal risk management perspective, which could necessitate changes to FGLIC’s or FGL NY Insurance’s practices that may, in some cases, limit their ability to grow and improve profitability.

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy and rate filings, market conduct and business practices of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. State insurance departments also have the authority to conduct examinations of non-domiciliary insurers that are licensed in their states. The MIA completed a routine financial examination of FGLIC for the three-year period ended December 31, 2009, and found no material deficiencies and proposed no adjustments to the financial statements as filed. The MIA is currently conducting its routine financial examination of FGLIC for the three-year period ended December 31, 2012. The NYDFS is completing a routine financial examination of FGL NY Insurance for the three-year periods ended December 31, 2009 and December 31, 2012.

Additionally, the Vermont Department of Financial Regulation is conducting a routine financial examination of Raven Re for the period from April 7, 2011 (commencement of business) through December 31, 2012.

Going forward, FGLIC will be subject to financial and market conduct examinations by the IID, the primary regulatory authority for Iowa domestic life insurance companies.

Dividend and Other Distribution Payment Limitations

The Iowa insurance law and the New York insurance law regulate the amount of dividends that may be paid in any year by FGLIC and FGL NY Insurance, respectively. Each year, FGLIC and FGL NY Insurance may pay a certain limited amount of ordinary dividends or other distributions without being required to obtain the prior consent of the Iowa Commissioner or the NYDFS, respectively. However, to pay any dividends or distributions (including the payment of any dividends or distributions for which prior consent is not required), FGLIC and FGL NY Insurance must provide advance written notice to the Iowa Commissioner or the NYDFS, respectively.

Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of FGLIC’s statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of FGLIC (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year.

Dividends in excess of FGLIC’s ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Commissioner. In deciding whether to approve a request to pay an extraordinary dividend, Iowa insurance law requires the Iowa Commissioner to consider the effect of the dividend payment on FGLIC’s surplus and financial condition generally and whether the payment of the dividend will cause FGLIC to fail to meet its required RBC ratio. Dividends may only be paid out of statutory earned surplus.

In recent calendar years, FGLIC has had the dividend capacity and paid dividends to us as set forth in this table:

(in millions)	2009	2010	2011	2012	2013
FGLIC Ordinary Dividend Capacity	$67.2	$59.4	$90.2	$84.6	$106.3
FGLIC Ordinary Dividends Paid	—	59.0	40.0	40.0	40.0

On December 20, 2010, FGLIC paid an ordinary dividend to FGLH in the amount of $59.0 million with respect to its 2009 results. On September 29, 2011 and December 22, 2011, FGLIC paid ordinary dividends of $20.0 million and $20.0 million, respectively, to FGLH, with respect to its 2010 results. On September 26, 2012 and December 20, 2012, FGLIC paid an ordinary dividend to FGLH in the amount of $20.0 million and $20.0 million, respectively, based on its 2011 results. Based on its 2012 fiscal year results, FGLIC has dividend capacity to declare an ordinary dividend up to $106.3 million, subject to notice and review by the Iowa Commissioner. Any additional amount beyond $106.3 million would be an extraordinary dividend requiring notice to and approval from the Iowa Commissioner. On July 12, 2013, FGLIC paid an ordinary dividend of $40.0 million. After taking into account dividends that have been paid in the last twelve months (i.e., on December 20, 2012 and July 12, 2013) which total $60.0 million, FGLIC’s remaining ability to pay ordinary dividends until December 20, 2013 is $46.3 million, which increases to $66.3 million on December 21, 2013 until January 1, 2014.

Any payment of dividends by FGLIC is subject to the regulatory restrictions described above and the approval of such payment by the board of directors of FGLIC, which must consider various factors, including general economic and business conditions, tax considerations, FGLIC’s strategic plans, financial results and condition, FGLIC’s expansion plans, any contractual, legal or regulatory restrictions on the payment of dividends and its effect on RBC and such other factors the board of directors of FGLIC considers relevant. For example, payments of dividends could reduce FGLIC’s RBC and financial condition and lead to a reduction in FGLIC’s financial strength rating. See “Risk Factors—Risks Relating to Our Business—A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could make our products less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations”. FGLH generally uses the dividends it receives from FGLIC to meet its debt service requirements. In connection with the Senior Notes, FGLH paid a $73.0 million dividend to FGL.

FGL NY Insurance has historically not paid dividends. In 2012, FGL NY Insurance paid a $4.4 million dividend to FGLIC after a determination that, as a result of capital contributions by FGLIC, FGL NY Insurance was overcapitalized.

Surplus and Capital

FGLIC and FGL NY Insurance are subject to the supervision of the regulators in states where they are licensed to transact business. Regulators have discretionary authority in connection with the continuing licensing of these entities to limit or prohibit sales to policyholders if, in their judgment, the regulators determine that such entities have not maintained the minimum surplus or capital or that the further transaction of business will be hazardous to policyholders.

Risk-Based Capital

In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement RBC requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. In general, RBC is calculated by applying factors to various asset, premium, claim, expense and reserve items, taking into account the risk characteristics of the insurer. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. The RBC formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. As of the most recent annual statutory financial statements filed with insurance regulators, the RBC ratios for FGLIC and FGL NY Insurance each exceeded the minimum RBC requirements. Nevertheless, it may be desirable to maintain an RBC ratio in excess of the minimum requirements in order to maintain or improve our financial strength ratings. Our historical RBC ratios are presented in the table below. See “Risk Factors—Risks Relating to Our Business—A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could make our product offerings less attractive and increase our cost of capital, and thereby adversely affect our financial condition and results of operations”.

RBC RATIO
As of:
September 30, 2013	450%
December 31, 2012	406%
September 30, 2012	355%
December 31, 2011	371%
September 30, 2011	338%
December 31, 2010	350%
December 31, 2009	312%
December 31, 2008	305%

Insurance Regulatory Information System Tests

The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System (IRIS) to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A ratio falling outside the prescribed “usual range” is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Generally, regulators will begin to investigate or monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a “usual range” of results. As of December 31, 2012, FGLIC had two ratios outside the usual range, FGL NY Insurance had three ratios outside the usual range, and Raven Re had eight ratios outside the usual range. There were two different IRIS ratios as to which FGLIC and FGL NY Insurance fell outside the usual range, including: change in premium and change in reserving ratio. In addition, FGL NY Insurance’s adequacy of investment income also fell outside of the usual range. In addition to these three IRIS ratios falling outside the usual range, Raven Re’s five other IRIS ratios outside of usual range were: net change in capital and surplus, gross change in capital and surplus, net income to total income, change in product mix and change in asset mix, which are primarily the result of reinsurance transactions with its parent company, FGLIC.

We do not anticipate regulatory action as a result of the 2012 IRIS ratio results. In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required. FGLIC, FGL NY Insurance and Raven Re are not currently subject to regulatory restrictions based on these ratios. It is possible that similar results may not occur in the future.

Insurance Reserves

State insurance laws require insurers to analyze the adequacy of reserves. The respective appointed actuaries for FGLIC, FGL NY Insurance and Raven Re must each submit an opinion on an annual basis that their respective reserves, when considered in light of the respective assets FGLIC, FGL NY Insurance and Raven Re hold with respect to those reserves, make adequate provision for the contractual obligations and related expenses of FGLIC, FGL NY Insurance and Raven Re. FGLIC, FGL NY Insurance and Raven Re have filed all of the required opinions with the insurance departments in the states in which they do business.

Credit for Reinsurance Regulation

States regulate the extent to which insurers are permitted to take credit on their financial statements for the financial obligations that the insurers cede to reinsurers. Where an insurer cedes obligations to a reinsurer which is neither licensed nor accredited by the state insurance department, the ceding insurer is not permitted to take such financial statement credit unless the unlicensed or unaccredited reinsurer secures the liabilities it will owe under the reinsurance contract. Under the laws regulating credit for reinsurance issued by such unlicensed or unaccredited reinsurers, the permissible means of securing such liabilities are (i) the establishment of a trust account by the reinsurer to hold certain qualifying assets in a qualified U.S. financial institution, such as a member of the Federal Reserve, with the ceding insurer as the exclusive beneficiary of such trust account with the unconditional right to demand, without notice to the reinsurer, that the trustee pay over to it the assets in the trust account equal to the liabilities owed by the reinsurer; (ii) the posting of an unconditional and irrevocable letter of credit by a qualified U.S. financial institution in favor of the ceding company allowing the ceding company to draw upon the letter of credit up to the amount of the unpaid liabilities of the reinsurer and (iii) a “funds withheld” arrangement by which the ceding company withholds transfer to the reinsurer of the reserves which support the liabilities to be owed by the reinsurer, with the ceding insurer retaining title to and exclusive control over such reserves. In addition, Iowa has adopted the NAIC Model Credit for Reinsurance Act, effective on January 1, 2014, which adds the concept of “certified reinsurer”, whereby a ceding insurer may take financial statement credit for reinsurance provided by an unaccredited and unlicensed reinsurer which has been certified by the Iowa Commissioner. The Iowa Commissioner will certify reinsurers based on several factors, including their financial strength ratings, and impose collateral requirements based on such factors. FGLIC and FGL NY Insurance are subject to such credit for reinsurance rules in Iowa and New York, respectively, insofar as they enter into any reinsurance contracts with reinsurers which are neither licensed nor accredited in Iowa and New York, respectively.

Insurance Holding Company Regulation

As the parent company of FGLIC and the indirect parent company of FGL NY Insurance, we and entities affiliated for purposes of insurance regulation are subject to the insurance holding company laws in Iowa and New York. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company’s state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions between insurers and affiliates within the holding company system are subject to regulation and must be fair and reasonable, and may require prior notice and approval or non-disapproval by its domiciliary insurance regulator.

Most states, including Iowa and New York, have insurance laws that require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s holding company. Such laws prevent any person from acquiring control, directly or indirectly, of us or of HGI, FGLH, FGLIC or FGL NY Insurance unless that person has filed a statement with specified information with the insurance regulators and has obtained their prior approval. In addition, investors deemed to have a direct or indirect controlling interest are required to make regulatory filings and respond to regulatory inquiries. Under most states’ statutes, including those of Iowa and New York, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires 10% or more of our voting securities or that of us, HGI, FGLH, FGLIC or FGL NY Insurance without the prior approval of the insurance regulators of Iowa and New York will be in violation of those states’ laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the relevant insurance regulator or prohibiting the voting of those securities and to other actions determined by the relevant insurance regulator.

Insurance Guaranty Association Assessments

Each state has insurance guaranty association laws under which insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. Although no prediction can be made as to the amount and timing of any future assessments under these laws, FGLIC and FGL NY Insurance have established reserves that they believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Market Conduct Regulation

State insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales and complaint process practices. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. In addition, FGLIC and FGL NY Insurance must file, and in many jurisdictions and for some lines of business obtain regulatory approval for, rates and forms relating to the insurance written in the jurisdictions in which they operate. FGLIC is currently the subject of nine ongoing market conduct examinations in various states, including a review by the NYDFS related to the possible unauthorized sale of insurance by FGLIC within the State of New York. Market conduct examinations can result in monetary fines or remediation and generally require FGLIC to devote significant resources to the management of such examinations. FGLIC does not believe that any of the current market conduct examinations it is subject to will result in any fines or remediation orders that will be material to its business.

Regulation of Investments

FGLIC and FGL NY Insurance are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity, real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as either non-admitted assets for purposes of measuring surplus or as not qualified as an asset held for reserve purposes and, in some instances, would require divestiture or replacement of such non-qualifying investments. We believe that the investment portfolios of FGLIC and FGL NY Insurance as of September 30, 2013 complied in all material respects with such regulations.

Privacy Regulation

Our operations are subject to certain federal and state laws and regulations that require financial institutions and other businesses to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of such information. These laws and regulations require notice to affected individuals, law enforcement agencies, regulators and others if there is a breach of the security of certain personal information, including social security numbers, and require holders of certain personal information to protect the security of the data. Our operations are also subject to certain federal regulations that require financial institutions and creditors to implement effective programs to detect, prevent and mitigate identity theft. In addition, our ability to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers and our uses of certain personal information, including consumer report information, are regulated. Federal and state governments and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.

FIAs

In recent years, the SEC and state securities regulators have questioned whether FIAs, such as those sold by us, should be treated as securities under the federal and state securities laws rather than as insurance products exempted from such laws. Treatment of these products as securities would require additional registration and licensing of these products and the agents selling them, as well as cause us to seek additional marketing relationships for these products, any of which may impose significant restrictions on our ability to conduct operations as currently operated. On December 17, 2008, the SEC voted to approve Rule 151A, and apply federal securities oversight to FIAs issued on or after January 12, 2011. On July 12, 2010, however, the District of Columbia Circuit Court of Appeals vacated Rule 151A. In addition, under the Dodd-Frank Act, annuities that meet specific requirements, including requirements relating to certain state suitability rules, are specifically exempted from being treated as securities by the SEC. We expect that the types of FIAs FGLIC and FGL NY Insurance sell will meet these requirements and therefore are exempt from being treated as securities by the SEC and state securities regulators. However, there can be no assurance that federal or state securities laws or state insurance laws and regulations will not be amended or interpreted to impose further requirements on FIAs.

The Dodd-Frank Act

The Dodd-Frank Act makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of the Dodd-Frank Act are or may become applicable to us, our competitors or those entities with which we do business, including, but not limited to:

•	the establishment of federal regulatory authority over derivatives;

•	the establishment of consolidated federal regulation and resolution authority over systemically important financial services firms;

•	the establishment of the Federal Insurance Office;

•	changes to the regulation of broker dealers and investment advisors;

•	changes to the regulation of reinsurance;

•	changes to regulations affecting the rights of shareholders;

•	the imposition of additional regulation over credit rating agencies;

•	the imposition of concentration limits on financial institutions that restrict the amount of credit that may be extended to a single person or entity; and

•	the clearing of derivative contracts.

Numerous provisions of the Dodd-Frank Act require the adoption of implementing rules or regulations. In addition, the Dodd-Frank Act mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, us, our competitors or those entities with which we do business. Legislative or regulatory requirements imposed by or promulgated in connection with the Dodd-Frank Act may impact us in many ways, including, but not limited to:

•	placing us at a competitive disadvantage relative to our competition or other financial services entities;

•	changing the competitive landscape of the financial services sector or the insurance industry;

•	making it more expensive for us to conduct our business;

•	requiring the reallocation of significant company resources to government affairs;

•	increasing our legal and compliance related activities and the costs associated therewith; or

•	otherwise having a material adverse effect on the overall business climate as well as our financial condition and results of operations.

Until various studies are completed and final regulations are promulgated pursuant to the Dodd-Frank Act, the full impact of the Dodd-Frank Act on investments, investment activities and insurance and annuity products of FGLIC and FGL NY Insurance remains unclear.

ERISA

We may offer certain insurance and annuity products to employee benefit plans governed by ERISA and/or the Code, including group annuity contracts designated to fund tax-qualified retirement plans. ERISA and the Code provide (among other requirements) standards of conduct for employee benefit plan fiduciaries, including investment managers and investment advisers with respect to the assets of such plans, and holds fiduciaries liable if they fail to satisfy fiduciary standards of conduct. Generally, we maintain policies and procedures that are intended to limit the circumstances under which FGL or any insurance subsidiary could be deemed a fiduciary with respect to plans covered by ERISA and/or the Code, or to the extent that they may be deemed to have such fiduciary status, to ensure compliance with applicable requirements of ERISA and/or the Code.

In 1993, the U.S. Supreme Court issued an opinion in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, holding that certain contractholder funds held by John Hancock Mutual Life Insurance Company in its general account under a participating group annuity contract were “plan assets”, and therefore, subject to ERISA’s fiduciary provisions. However, under Section 401(b)(2) of ERISA, if an insurance company issues a guaranteed benefit policy to a plan, the assets of the plan are deemed to include the policy, but do not, solely by reason of the issuance of the policy, include any assets of the insurance company. Section 401(b)(2)(B) of ERISA defines the term “guaranteed benefit policy” to mean an insurance policy or contract to the extent such policy or contract provides for benefits the amount of which is guaranteed by the insurer. FGL and its insurance subsidiaries intend that their annuity contracts and life insurance policies qualify as guaranteed benefit policies as defined by Section 401(b)(2)(B) as further interpreted by court decisions and the DOL.

Real Property

We lease our headquarters at 1001 Fleet Street, Baltimore, Maryland, and sublease properties in Lincoln, Nebraska and Des Moines, Iowa for legal, claims and processing needs. We believe our existing facilities are suitable and adequate for our present purposes.

Legal Proceedings

We are subject to litigation arising in the ordinary course of our business, including litigation principally relating to purported class actions and disputes regarding our fixed annuity and life insurance products. We can not assure you that our insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, we are not engaged in any legal proceedings that we expect will have a material adverse effect on our business, financial condition, cash flows, or results of operations other than as set forth below.

From time to time, in the ordinary course of business and like others in the industry, we receive requests for information from government agencies in connection with their regulatory or investigatory authority. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to them in the future.

Since May 2008, Fidelity & Guaranty Life Insurance Company has been working with the NYDFS and its predecessor to remediate certain allegations relating to cross-border sales of deferred annuities to New York residents. In June 2013 we notified the NYDFS of the completion of this remediation. The NYDFS has not yet notified us of its assessment of our efforts in this matter and we have no way of knowing whether it will require further remediation or impose other penalties. We also have no way of knowing whether other states may yet raise similar issues.

On July 18, 2011, a putative class action complaint was filed in the United States District Court, Central District of California, captioned Eddie L. Cressy v. OM Financial Life Insurance Company, et. al., Case No. 2:2011-cv-05871. The plaintiff asked the court to certify the action as a class action on behalf of both a nationwide and a California class defined as certain persons who were sold OM Financial Life Insurance indexed universal life insurance policies.

The plaintiff alleged, inter alia, that the plaintiff and members of the putative class relied on defendants’ advice in withdrawing equity from their homes and using the proceeds to purchase unsuitable insurance policies. On March 12, 2012, the court dismissed the class action complaint without prejudice and with leave to re-file. The plaintiff filed an amended complaint on April 2, 2012 that asserted fewer federal claims. On May 9, 2013, the court dismissed the remaining federal causes of action with prejudice. It dismissed the state law claims without prejudice and granted the plaintiff leave to re-file in California state court.

On July 5, 2013, the plaintiff filed a putative class action captioned Eddie L. Cressy v. Fidelity Guaranty [sic] Life Insurance Company, et. al., Superior Court of California, County of Los Angeles No. BC-514340. The state court complaint asserts that the plaintiff and members of the putative class relied on defendants’ advice in withdrawing equity from their homes and using the proceeds to purchase unsuitable insurance policies. The plaintiff seeks to certify a class defined as “all persons who reside or are located in the state of California who were sold OM Financial/FG Life equity-indexed universal life insurance policies as an investment.” In August 2013, the Superior Court of California struck the status conference scheduled for October and the case remains adjourned until further notice from the Court. In light of this and due to the early stages of the case, we do not believe damages related to this matter are probable or reasonably estimable at this time.

Since September 2012, Fidelity & Guaranty Life Holdings, Inc. has received notices from approximately 10 states regarding an examination of its escheatment practices, which may include some focus with respect to the company’s Social Security death master file search practices. The examination will be conducted by a vendor appointed by the various states. We are currently in the process of scheduling a preliminary meeting with the vendor to discuss the scope of the examination. We have established aggregate reserves of $13 million, net of reinsurance, to cover potential benefits payable resulting from this ongoing effort and to cover administrative and other expenses related to the audits. In addition, we have filed suit in federal court to challenge the audit policies of the California controller and the applicability of California’s unclaimed property laws to FGL generally. While we believe that we have established sufficient reserves with respect to these matters, it is possible that third parties could dispute these amounts and additional payments or additional unreported claims or liabilities could be required or identified given the ongoing regulatory developments. See “Risk Factors—Risks Relating to Our Business—Our business is highly regulated and subject to numerous legal restrictions and regulations”. We believe that this examination is without merit and we continue to defend ourselves vigorously in this matter.

Philip A. Falcone is the Chairman and Chief Executive Officer of HGI, our parent company, and the ultimate controlling person of FGL. On August 19, 2013, the SEC announced that Mr. Falcone and the HCP Parties agreed to a settlement with the SEC to resolve all matters related to two pending civil actions filed by the SEC against the HCP Parties.

The HCP Parties agreed to pay a fine and make certain admissions of fact regarding activities relating to the HCP Parties. Mr. Falcone also agreed to be enjoined for a five-year period from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization” (after which Mr. Falcone may seek the consent of the SEC to have the injunction lifted). Under the settlement, Mr. Falcone may continue to own and control HGI and serve as its Chief Executive Officer and Chairman of its board.

The settlement was approved by the federal court overseeing the action. HGI and its subsidiaries, including us, are not parties to the settlement and the duties and obligations described therein are the duties and obligations of Mr. Falcone and the HCP Parties and not of HGI, FGL or their respective subsidiaries. HGI may continue to own and control us.

In addition, on October 7, 2013, the NYDFS announced the NYDFS commitment with Mr. Falcone, HGI, FGLH and FGL NY Insurance that Mr. Falcone will not exercise control, within the meaning of New York insurance law, over FGL NY Insurance or any other New York-licensed insurer for seven years. Pursuant to the NYDFS commitment, neither Mr. Falcone nor any employee of HCP shall serve as one of our officers or directors, or of any of our subsidiaries, nor may they be involved in any investment decisions made by us or our subsidiaries. Mr. Falcone also agreed to recuse himself from participating in any vote of the board of HGI relating to the election or appointment of officers or directors of such companies. Under the NYDFS commitment, FGLH also agreed to maintain FGL NY Insurance’s RBC level at no less than 225% company action level RBC ratio, and to establish a trust account funded with $18.5 million of cash or eligible securities to support that agreement. FGL NY Insurance agreed to file quarterly estimated RBC reports in addition to the annual reports required by law.

In connection with its redomestication to Iowa, FGLIC agreed to the conditions set by the Iowa Commissioner that neither Mr. Falcone nor any employee of HCP may serve as an officer or director of FGLIC or FGL (but FGLIC may request that the IID lift this restriction after five years); neither Mr. Falcone nor HCP shall be involved in making investment decisions for FGLIC or any funds withheld account that supports credit for reinsurance for FGLIC for five years; and, within three months of this offering, FGL shall have an audit committee that complies with Iowa regulation 191-98.13(8) which requires that 75% of the audit committee’s members be independent.

Neither FGL nor any of our directors, officers or subsidiaries were involved in the SEC settlement or any of the implicated activities. Neither Mr. Falcone nor any employee of HCP is a director or officer of us or any of our subsidiaries and we do not expect either the SEC settlement or the NYDFS commitment to have any direct material impact on our business and operations. However, we cannot be certain that our business will not suffer indirect consequences in dealing with third parties as a result of the publicity and the facts surrounding the SEC settlement and the fines imposed by the SEC on the HCP Parties, including potential counterparties and regulators who may be concerned about the implications of the SEC settlement and the HCP Parties’ affiliation with us. We also cannot be certain of what impact on our license or operations we could experience if the parties to the NYDFS commitment do not perform to NYDFS’ satisfaction.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors. The respective age of each individual in the table below is as of September 30, 2013:

NAME	POSITION	AGE
Leland C. Launer, Jr.	President, Chief Executive Officer & Director	58
Wendy J.B. Young	Senior Vice President & Chief Financial Officer	49
Rajesh Krishnan	Executive Vice President & Chief Investment Officer	42
Eric L. Marhoun	Executive Vice President, General Counsel & Secretary	51
John P. O’Shaughnessy	Senior Vice President, Chief Actuary & Chief Risk Officer	57
John A. Phelps, II	Senior Vice President, Chief Distribution Officer	53
Rosanne Boehm	Senior Vice President, Human Resources	55
Christopher S. Fleming	Senior Vice President, Operations & Technology	46
Paul Tyler	Senior Vice President, Strategy & Corporate Development	48
Phillip J. Gass	Chairman and Director	35
Omar M. Asali	Director	43
William J. Bawden*	Director	67
Kostas (Gus) Cheliotis	Director	36
Kevin J. Gregson*	Director	54
William P. Melchionni*	Director	69
L. John H. Tweedie	Director	68
Thomas A. Williams	Director	54

*	Independent director

Executive Officers

Leland C. Launer, Jr. initially joined the predecessor company, Old Mutual US Life, as the CEO-Designate in August 2010 leading up to the FGLH Acquisition by HGI. Following the FGLH Acquisition, Mr. Launer assumed the role as our President and Chief Executive Officer. Mr. Launer is an accomplished insurance executive having several leadership positions through a 28-year career with one of the world’s major insurance companies, MetLife. From 2007 to 2010, Mr. Launer was a private consultant in the life insurance industry and served as the Chief Investment Officer of two Bermuda-based start-up reinsurer companies, Bridge Point Insurance Ltd. and Lennox Reinsurance Ltd. He was president of Institutional Business from 2005 to 2007 and assembled teams to create and execute significant business plans in highly mature and competitive markets, which resulted in $1.5 billion profit in both 2005 and 2006. As the Chief Investment Officer at MetLife from 2003 to 2005, he created a strategy to accurately assess investment risk and opportunities for a $300 billion investment portfolio. From 2000 to 2001, Mr. Launer held the Treasurer post at MetLife. In addition to his tenure at MetLife, he previously served as Chairman of the Board for Reinsurance Group of America and was also an active board member at MetLife Bank. Mr. Launer is a trustee at the University of Redlands, where he completed his Bachelor of Science in Chemistry before obtaining an M.B.A. at the University of Southern California.

Wendy J.B. Young joined the company in 2000 as Actuary. During her tenure with the company, she was promoted to Vice President and has assumed ever increasing responsibilities, including leading the Financial Planning & Analysis area. Ms. Young has been instrumental in many of the major financial projects over the past several years, including the recent issuance of the Senior Notes by FGLH. In April 2013, Ms. Young moved into the Chief Financial Officer role where she manages capital planning, income taxes, financial reporting, investment accounting, reinsurance reporting, internal controls, internal audit and treasury for the company’s life and annuity operations. Ms. Young was promoted to Senior Vice President on November 7, 2013 in recognition of her strategic impact on the organization. Ms. Young has over 27 years of experience as an actuary in the insurance industry. Prior to joining the company, Ms. Young served for ten years at the Acacia Group, a life and annuity company, holding various actuarial roles, ending as 2nd Vice President and Associate Actuary responsible for statutory reporting and projections for regulatory filings. Ms. Young began her career in Ernst & Young’s insurance practice performing auditing and consulting functions. Ms. Young has extensive experience across all aspects of the life actuarial practice area, particularly in financial reporting, capital planning, analysis and M&A which prepared her to be an integral part of the finance leadership team at FGL. She holds a Bachelor of Science in Insurance with a concentration in Actuarial Science from The Pennsylvania State University. Ms. Young is a Member of the American Academy of Actuaries as well as a Fellow in the Society of Actuaries.

Rajesh Krishnan is our Executive Vice President and Chief Investment Officer and is responsible for all aspects of our investment portfolio. Mr. Krishnan joined the Company in 2009, as Senior Vice President and Chief Investment Officer, and led the restructuring of the Company’s fixed income portfolio. Following the FGLH Acquisition, Mr. Krishnan led the development of in-house asset management capabilities including the establishment of the Company’s Baltimore-based trading desk, and was promoted to Executive Vice President in August 2012. Prior to joining Old Mutual US Life, Mr. Krishnan spent fourteen years with Wellington Management Company, an investment management company, in Boston, Massachusetts, where he was most recently a Fixed Income Portfolio Manager and Associate Partner focusing on managing bond portfolios for a wide range of insurance clients. Mr. Krishnan is a Chartered Financial Analyst and a member of the Boston Security Analysts Society. He holds a Bachelor of Arts degree from Harvard College.

Eric L. Marhoun joined the Company in 2007 as Senior Vice President and General Counsel. Mr. Marhoun was promoted to Executive Vice President on November 7, 2013. In his current position, Mr. Marhoun oversees Legal and Compliance matters for the U.S. life and annuity businesses of HGI. Mr. Marhoun has 26 years of legal experience in U.S. and non-U.S. insurance markets. Mr. Marhoun was previously Senior Vice President and General Counsel to Old Mutual US Life and managed the Legal and Compliance departments for the U.S. and Bermuda life and annuity businesses of Old Mutual plc of the United Kingdom from 2007 to 2011. Prior to joining Old Mutual US Life, Mr. Marhoun was Vice President, Lead Group Counsel and Secretary of American Express Financial Advisors, Inc., a financial services company, from 1995 to 2006 where he oversaw the legal operations of the insurance division of American Express. He was also Of Counsel with Lord, Bissell & Brook in 2006 and an Associate with the firm at the beginning of his career. Mr. Marhoun received his J.D. cum laude from DePaul University College of Law and is admitted to practice law in the states of Illinois, Minnesota, Wisconsin and Georgia as well as various federal courts.

John P. O’Shaughnessy joined FGL in January 2009 as Vice President, Actuary, Special Projects. Mr. O’Shaughnessy assumed responsibility for the Company’s asset/liability model development and product review. In April 2009, Mr. O’Shaughnessy was promoted to Vice President and Chief Insurance Risk Officer. In this expanded role, Mr. O’Shaughnessy oversaw the Company’s entire actuarial function including reinsurance relationships and product development. Two years later in April 2011, Mr. O’Shaughnessy was named Chief Actuary and Chief Risk Officer—reporting directly to the CEO. In addition to the aforementioned responsibilities, Mr. O’Shaughnessy has risk oversight for all actuarial functions. Prior to joining FGL in 2009, Mr. O’Shaughnessy served as Vice President and Actuary, Product Development at Great American Financial from 2004 to 2009. While at Great American Financial, he designed and developed a complete suite of annuity products as the company re-entered the fixed indexed annuity marketplace. This included providing risk adjusted evolution of existing and proposed products and working with several producer groups to develop proprietary products for niche markets. Subsequent to his position at Great American Financial, Mr. O’Shaughnessy held positions at Lincoln Financial from 2002 to 2004, Travelers in 2001, Sage from 2000 to 2001 and Nationwide Financial from 1989 to 2000. Mr. O’Shaughnessy is a Member of the American Academy of Actuaries as well as a Fellow of the Society of Actuaries. He earned his Bachelor of Science from Columbus State University and his Master of Arts (Mathematics) from the University of Louisville.

John A. Phelps, II is our Senior Vice President, Chief Distribution Officer. In 2000, Mr. Phelps joined FGLIC as National Life Sales Director and in 2002 was promoted to Vice President, Brokerage Life Sales. In 2003, Mr. Phelps was promoted to Vice President, Life Distribution. In 2006, Mr. Phelps was promoted to the position of Senior Vice President, Sales & Marketing, overseeing all life & annuity product development and distribution channels. In 2009, Mr. Phelps was named Chief Distribution Officer and continues to function in this role today. During his 31-year career in the industry, Mr. Phelps has served as a personal producer, general agent and has held executive sales and marketing positions with home office insurance companies as well as having served on the ACLI Life Insurance committee, the LIMRA Distribution Leaders Round Table committee and LIMRA Brokerage committee. Mr. Phelps obtained his Masters of Science Management degree from The American College and holds a Bachelor of Science degree in Economics from Manchester College.

Rosanne Boehm joined FGL as Assistant Vice President, Organization Development in 2008 and was promoted to Vice President, Human Resources in April 2011. After a successful year including recruiting activities in 2011 of over 22% of the current workforce adding high quality industry talent to the organization, she was promoted to Senior Vice President Human Resources in August 2012. She is responsible for all of the Company’s human resources and talent management strategies and initiatives. Ms. Boehm has more than 25 years of domestic and international human resources experience in the financial services, manufacturing and government services industries. Prior to joining FGL, Ms. Boehm held human resources leadership positions with companies including Honeywell Technology Solutions, Northrop Grumman and PACE Incorporated and has experience with both large and small, union and non-union as well as multi-location organizations. Ms. Boehm holds a Bachelor of Science degree in Business Administration/Human Resources from Columbia Union College as well as a Graduate Certification in Organization Development from Johns Hopkins University. She holds an active accreditation as Senior Professional in Human Resources (SPHR) from the Human Resources Certification Institute and a Fellow—Life Management Institute (Level 1) from LOMA. Ms. Boehm is a member of the Society of Human Resources Management and the Organization Development Network, and holds a number of professional certifications in the use of various human resources assessment tools and instruments.

Christopher S. Fleming joined FGL in November 2011 as Senior Vice President, Operations & Technology. Prior to joining FGL, he was Head of Corporate Six Sigma & Strategic Cost Management at ING North American Insurance Corporation, a $1.7 billion operating expenses and 7,000 employee retirement, investment and insurance company. Prior to his tenure at ING, Mr. Fleming served as Chief Operating Officer for ING Central Europe Insurance—a region that generated double-digit top-line growth and served eight million clients. Mr. Fleming also previously held leadership roles at General Electric and American General holding Senior Vice President and Vice President roles, respectively. Mr. Fleming earned his Bachelor of Science degree in Business Administration, majoring in Finance and Economics from The Ohio State University. Additionally, he is a Six Sigma Master Black Belt.

Paul Tyler joined FGL in May 2012 as Senior Vice President, Strategy & Corporate Development. Mr. Tyler is responsible for corporate strategy, brand development, marketing communication, social media and mobile applications. From 2011 to 2012, Mr. Tyler was CEO and President of 1837 Media Inc., a digital media company. Prior to that, Mr. Tyler worked at MetLife, an insurance company, in a variety of roles for 14 years. He held strategic leadership roles in operations, technology, sales, compliance and was Chief of Staff to the President of MetLife’s retail business. Prior to that, Mr. Tyler worked in management consulting as a project manager for Monitor Group, specializing in the financial services and telecommunications industries. He earned his A.B. from Princeton University and his J.D. from Cornell Law School.

Board of Directors

Phillip J. Gass has served as director of FGL since 2011 and as Chairman of the board of directors since June 2013. Mr. Gass serves as Managing Director of Investments of HGI and is responsible for HGI’s investments in financial institutions, including insurance, reinsurance, specialty finance and asset management. Mr. Gass led the acquisition of FGL, HGI’s anchor insurance company, and the foundation of Front Street, HGI’s reinsurance platform focusing on fixed annuities. He also founded Salus, HGI’s asset based lending platform. Prior to joining HGI, Mr. Gass was a senior analyst with an affiliate of HGI, Harbinger Capital, a private investment firm. He joined Harbinger Capital in 2008 after serving as Vice President with GE Capital, the financial services unit of General Electric, where he was responsible for leading the underwriting of private equity and structured finance investments. Prior to GE Capital, Mr. Gass held roles at Dresdner Kleinwort Wasserstein where he focused on loan workouts and company turnarounds. Mr. Gass began his career at the Sumitomo Bank underwriting structured finance investments. Mr. Gass also currently serves on the boards of Front Street and HGI Asset Management Holdings. Mr. Gass received a B.S. in Finance from New York University and is a CFA charterholder. We believe that Mr. Gass’s insurance, asset management and financial experience well qualifies him to serve on our board of directors.

Omar M. Asali has served as director of FGL since 2011. He has also served as President of HGI effective as of October 2011, as Acting President since June 2011, and as a director of HGI since May 2011. Mr. Asali is Vice Chairman of Spectrum Brands and a director of Zap.Com, each a subsidiary of HGI. Prior to becoming President of HGI, Mr. Asali was a Managing Director and Head of Global Strategy of Harbinger Capital, an affiliate of HGI. Prior to joining Harbinger Capital in 2009, Mr. Asali was the co-head of Goldman Sachs Hedge Fund Strategies (“Goldman Sachs HFS”), a hedge fund sponsor, where he helped manage approximately $25 billion of capital allocated to external managers. Mr. Asali also served as co-chair of the Investment Committee at Goldman Sachs HFS from 2008 to 2009. Before joining Goldman Sachs HFS in 2003, Mr. Asali worked in Goldman Sachs’ Investment Banking Division, providing M&A and strategic advisory services to clients in the High Technology Group. Mr. Asali previously worked at Capital Guidance, a boutique private equity firm. Mr. Asali began his career working for a public accounting firm. Mr. Asali received an MBA from Columbia Business School and a B.S. in Accounting from Virginia Tech. We believe that Mr. Asali’s financial and asset management experience well qualifies him to serve on our board of directors.

William J. Bawden has served as a director and Chairman of the Audit Committee of FGL since 2013. Mr. Bawden previously served as a member of the board of directors of Aviva USA Corporation, a life and annuity insurance company, where he also chaired the audit committee and was a member of the risk committee. He is a retired partner of PricewaterhouseCoopers LLP (“PwC”), in which role he served the insurance industry for many years. While at PwC, Mr. Bawden led the PwC Canadian insurance practice from 1995 to 2007, was chairman of the world insurance partner leadership team from 1987 to 1993, and was co-chairman of the firm’s US insurance practice from 1987 to 1992. He also has been a member of several AICPA and Canadian standards setting committees that focused on insurance accounting and reporting. Mr. Bawden has a B.S. and M.B.A. from Indiana University. We believe that Mr. Bawden’s extensive accounting and insurance qualifications and experience enable him to provide a valuable perspective as a member of our board of directors.

Kostas (Gus) Cheliotis has served as director of FGL since 2012 and as Chairman of the Compensation Committee since June 2013. He currently serves as Senior Vice President and Deputy General Counsel of HGI and is focused on HGI’s investments in financial institutions, including insurance, reinsurance, specialty finance and asset management. Mr. Cheliotis leads HGI’s legal teams responsible for transactions relating to FGL, Front Street, Salus and FIAM. He also currently serves as a board member of Front Street and HGI Asset Management Holdings. Prior to joining HGI, Mr. Cheliotis served as Vice President & Investment Counsel of Harbinger Capital. Mr. Cheliotis started his career in 2002 as an Associate at Milbank, Tweed, Hadley & McCloy LLP, in the firm’s Mergers & Acquisitions group. At Milbank, he represented public and private companies in connection with mergers, acquisitions, divestitures, complex joint ventures, restructurings and other corporate transactions. He has completed transactions throughout Asia, Europe, Latin America and the United States in

numerous regulated and non-regulated industries including, among others, insurance, financial services, gaming, telecommunications, power and energy, infrastructure, pharmaceuticals and airlines. Mr. Cheliotis received his B.A. from St. John’s University, magna cum laude and his J.D. from New York Law School, summa cum laude, where he was a member of the Law Review. We believe that Mr. Cheliotis’s legal and regulatory background and experience well qualifies him to serve on our on our board of directors.

Kevin J. Gregson has served as director of FGL since 2011 and is a member of the audit, compensation and related party transactions committees. Mr. Gregson currently serves as the Lead Account Director for the Insurance Industry for Towers Watson. Prior to his role at Towers Watson, Mr. Gregson was a managing director at Alvarez and Marsal Business Consulting, a financial advisory services company, focused primarily on the financial services industry. With over 30 years of experience, he specializes in developing and implementing business solutions for global organizations. Prior to joining Alvarez and Marsal, Mr. Gregson served as founder and president of Bridge Pointe, LLC, a Bermuda-based insurance and reinsurance company and advisory services firm that provides innovative insurance solutions for insurers and corporate sponsors. Previously, he was a co-founder and principal of The Gregson Group, a business advisory firm helping companies align business strategies with organizational and human capital strategies. Before that, he served as a managing partner and Life Science industry group leader with Ernst & Young. Mr. Gregson earned a bachelors degree from the University of Delaware and has attended the Executive Finance Program at the University of Michigan. We believe that Mr. Gregson’s insurance and human resources experience well qualifies him to serve on our board of directors.

Leland C. Launer, Jr. has served as a director of FGL since 2011 and previously served as Chairman of the board of directors from 2011 to June 27, 2013. See “—Executive Officers” for more information. Mr. Launer brings to our board of directors his extensive executive experience within the insurance industry.

William P. Melchionni has served as director of FGL since 2012. Mr. Melchionni currently works as an independent consultant for a number of financial services companies. For 17 years, he served in a number of senior roles for Credit Suisse, an investment bank, in the investment advisory business. Prior to Credit Suisse, Mr. Melchionni worked for Solomon Brothers for 12 years as a director. He played professional basketball with the Philadelphia 76ers and New York Nets. He received a Bachelor of Science in Economics from Villanova University. We believe that Mr. Melchionni’s asset management experience well qualifies him to serve on our board of directors.

L. John H. Tweedie has served as director of FGL since 2011. Mr. Tweedie serves as CEO and is responsible for setting and executing the strategy of Front Street. Over a period of 35 years, Mr. Tweedie has managed businesses that provide individual life and annuities, property & casualty in both domestic and international markets. Most recently, he served as President and CEO of Northstar Re, a start-up, from 2002 to 2009. Prior to his retirement in 2001, Mr. Tweedie served as a Senior Executive Vice President for Metropolitan Life (then the majority owner of Reinsurance Group of America, Incorporated), in charge of corporate actuarial, corporate controllers and international operations. His tenure at Metropolitan Life included positions as Chief Actuary, President and CEO of Canadian Operations and Executive Officer for International Operations. In addition, Mr. Tweedie oversaw RGA operations and served on the RGA board of directors until his retirement. Mr. Tweedie rejoined the Canadian RGA board of directors in 2010. Mr. Tweedie received his Bachelor of Commerce degree from the University of Manitoba in 1966 and became a fellow of the Canadian Institute of Actuaries and the Society of Actuaries in 1971. We believe that Mr. Tweedie’s extensive actuarial, financial and executive experience well qualifies him to serve on our board of directors.

Thomas A. Williams has served as director of FGL since 2013. Mr. Williams has been the Executive Vice President and Chief Financial Officer of HGI since March 2012 and HGI Asset Management Holdings since April 2013. Mr. Williams also serves as the Executive Vice President and Chief Financial Officer of Zap.Com, a subsidiary of HGI, since March 2012. Mr. Williams is also a director of Front Street Re (Cayman) Ltd., since August 2012. Prior to joining HGI, Mr. Williams was President, Chief Executive Officer and a director of RDA Holding Co. and its subsidiary Reader’s Digest Association, Inc. (together, “RDA”) from April 2011 until

September 2011. Previously, Mr. Williams was RDA’s Chief Financial Officer from February 2009 until April 2011 where his primary focus was on developing business restructuring plans for the company. RDA later filed for bankruptcy protection in February 2013. Prior to joining RDA, Mr. Williams served as Executive Vice President and Chief Financial Officer for Affinion Group Holdings, Inc., a portfolio company of Apollo Management, L.P., from January 2007 until February 2009 where his primary focus was on growing enterprise value, finance, accounting, treasury, tax, investor relations and SOX compliance. Previously, Mr. Williams spent more than 21 years with AT&T, Inc., where he held a progression of senior financial and officer positions including Chief Financial Officer, AT&T Networks; Chief Financial Officer, AT&T Global Network Technology Services; Chief Financial Officer, AT&T Laboratories; and AT&T Chief Process Officer. Mr. Williams started at AT&T with Bell Laboratories in June 1985. Prior to his tenure at AT&T, Mr. Williams was International Controller of McLean Industries Inc. from 1984 to 1985, Industry Analyst of Interpool Ltd. from 1982 to 1984 and Commodity Trading Associate with Bache Halsey Stuart Shields, Inc. from 1981 to 1982. Mr. Williams received a B.A. in Economics from the University of South Florida. We believe that Mr. Williams’ accounting and financial experience well qualifies him to serve on our board of directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently composed of nine members. Prior to the completion of this offering, we expect that our board of directors will be composed of nine members. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with members of each class serving staggered three-year terms. Our Class I directors will be Messrs. Cheliotis, Gass and Gregson, our Class II directors will be Messrs. Asali, Launer and Melchionni and our Class III directors will be Messrs. Bawden, Tweedie and Williams. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation, By-Laws and Delaware Law—Classified Board of Directors”.

Under our amended and restated by-laws, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director and the elected person will serve the remainder of the term of the class to which he or she is appointed. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation, By-Laws and Delaware Law—Removal of Directors”.

Our board of directors will be led by our non-executive Chairman, Mr. Gass. Our board of directors has determined that Messrs. Bawden, Gregson and Melchionni are independent within the meaning of the federal securities laws and are independent within the meaning of the NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

For Fiscal Year 2013, our compensation committee consisted of Mr. Cheliotis, who was appointed as a member and Chair of the compensation committee in June 2013, and Mr. Gregson. Prior to June 2013, Mr. Gass was a member and Chair of the compensation committee. Except as described below, during Fiscal Year 2013, no member of the compensation committee served as an officer or employee of the Company or any of its subsidiaries. In addition, except as described below, during Fiscal Year 2013, no executive officer of the Company served as a director or as a member of the compensation committee of a company (i) whose executive officer served as a director or as a member of the compensation committee of the Company and (ii) which employed a director of the Company. Mr. Launer, our Chief Executive Officer, currently serves on the board of directors of Front Street, a company for which Mr. Cheliotis, a member of our board of directors and compensation committee, is an executive officer. Mr. Cheliotis is an employee at HGI, and as such, may have a direct or indirect interest in certain related party transactions involving HGI or its affiliates. See “Certain Relationships and Related Party Transactions”.

Controlled Company

After the completion of this offering, HGI will control a majority of the voting power of our outstanding common stock. HGI will (directly or indirectly) own approximately 82.8% of our common stock (or 80.7% if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we expect to be a “controlled company” within the meaning of the NYSE corporate governance standards. Accordingly, we intend to rely on exemptions from certain corporate governance requirements. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (4) an annual performance evaluation of the nominating and corporate governance and compensation committees.

Committees of the Board of Directors

Our board of directors will maintain an audit committee, a compensation committee, a nominating and corporate governance committee, and an executive committee. The composition and responsibilities of each committee are described below.

Audit Committee

The audit committee is responsible for, among other things, assisting our board of directors in overseeing and reviewing our accounting and financial reporting and other internal control processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting, and the performance of our internal audit function and independent registered public accounting firm. Our audit committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. Upon completion of this offering, the members of our audit committee are expected to be Messrs. Bawden, Gregson, Melchionni and Williams. Messrs. Bawden, Gregson and Melchionni are independent within the meaning of the federal securities laws and the meaning of the NYSE listing standards. We will rely on the phase-in rules of the SEC with respect to the independence of our audit committee under Rule 10A-3(b)(1), subject to our commitment to the IID (see “Business—Legal Proceedings”). These rules require that at least 75% of our audit committee members be independent within three months of this offering and all members be independent within one year. Once we are required to have all independent members of our audit committee, we expect Mr. Williams to become a non-voting observer of the audit committee. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE, and our board has determined that Mr. Bawden is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. A copy of the charter will be available without charge on our website upon completion of this offering.

Compensation Committee

The compensation committee will be responsible for, among other things, reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefit plans, authorizing and ratifying stock option grants and other incentive arrangements, and authorizing employment and related agreements. Upon completion of this offering, the members of our compensation committee are expected to be Messrs. Cheliotis, Gregson and Melchionni. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter will be available without charge on our website upon completion of this offering.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things, identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. Upon completion of this offering, the members of our nominating and corporate governance committee are expected to be Messrs. Cheliotis, Gass and Tweedie. The charter of our nominating and corporate governance committee will be available without change on our corporate website upon completion of this offering.

Executive Committee

The executive committee will have the responsibility for assisting the board of directors with its responsibilities and, except as may be limited by law, our amended and restated certificate of incorporation or amended and restated by-laws, to exercise the powers and authority of the board of directors while the board of directors is not in session. Upon completion of this offering, the members of our executive committee are expected to be Messrs. Cheliotis, Gass and Launer.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt and maintain a Code of Business Conduct and Ethics that applies to members of our board of directors and all of our employees, including our senior executive and financial officers, which include our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the Code of Business Conduct and Ethics will be available on our website upon completion of this offering. We will promptly disclose any future amendments to this code on our website as well as any waivers from this code for executive officers and directors. Copies of this code will also be available in print from our corporate secretary upon request.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis (our “CD&A”), we provide an overview of the material elements of our executive compensation program, including a discussion of our compensation philosophy. We review the material elements of compensation earned by or paid to our named executive officers in fiscal year 2013 and the decisions made by the compensation committee. FGL currently does not directly sponsor any employee benefit plans or compensation arrangements, but from and after the completion of this offering, FGL intends to sponsor the compensation arrangements described under the heading “Post-Offering Compensation”. Other than these new arrangements to be established in connection with the offering, all benefit plans and compensation arrangements, including cash-based and share-based incentive plans and dividend plans, described in this CD&A are sponsored by FGLH. Historical actions taken by the compensation committee described in this CD&A were taken by the compensation committee of FGLH, and actions taken by the compensation committee from and after November 2013 are taken by the compensation committee of FGL.

For purposes of our CD&A, the following individuals are our “named executive officers” or “NEOs”:

Current Officers	Position
Leland C. Launer, Jr.	President and Chief Executive Officer
Rajesh Krishnan	Executive Vice President and Chief Investment Officer
John A. Phelps, II	Senior Vice President and Chief Distribution Officer
John P. O’Shaughnessy	Senior Vice President and Chief Actuary/Chief Risk Officer
Wendy J.B. Young	Senior Vice President and Chief Financial Officer

Former Officers of FGLH	Position
Barry G. Ward	Executive Vice President and Chief Financial Officer, FGLH

Former Officers of Harbinger F&G LLC	Position
Philip A. Falcone	Chief Executive Officer
Thomas A. Williams	Executive Vice President and Chief Financial Officer

With respect to our former officers: Mr. Ward served as Executive Vice President and Chief Financial Officer of FGLH until July 16, 2013; following his departure, we named Wendy J.B. Young as our Chief Financial Officer. Mr. Falcone served as the Chief Executive Officer of Harbinger F&G, LLC (the predecessor entity to FGL) until August 27, 2013; Mr. Williams served as the Executive Vice President and Chief Financial Officer of Harbinger F&G, LLC until August 27, 2013.

In connection with the FGLH Acquisition, HGI created Harbinger F&G, LLC (the predecessor entity to FGL) for the sole purpose of acquiring FGL. As such, Messrs. Falcone and Williams were appointed as officers of Harbinger F&G, LLC, but have not been considered members of our management team. For a description of our management team, see the discussion entitled “Management”. Messrs. Falcone and Williams are HGI’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively. Messrs. Falcone and Williams have not received any compensation from Harbinger F&G, LLC or FGL. Messrs. Falcone and Williams are not eligible to participate in any compensatory plans or programs sponsored by FGL or FGLH. Mr. Williams is eligible to participate in the new compensatory plans of FGL to be established in connection with this offering in his role as a director.

Throughout this CD&A, we refer to the eight executives above as our NEOs. Any reference to the “Chief Executive Officer” in this CD&A refers to our President and Chief Executive Officer, Leland C. Launer, Jr.

Summary of Our Executive Compensation Program

During Fiscal Year 2013, the compensation programs for our NEOs consisted mainly of the following elements:

•	Base salary;

•	Short-term incentive compensation, called the Employee Incentive Compensation Plan (“EICP”);

•	Long-term incentive compensation; and

•	Certain other benefits and perquisites.

Set forth below is a discussion of each element of compensation, the rationale for each element, and how that element fits into our overall compensation philosophy. In addition, in Fiscal Year 2013, we made payments to certain executive officers for recognition of extraordinary efforts in Fiscal Years 2012 and 2013 to successfully drive business initiatives. These payments are described in greater detail below.

All of these elements are considered individually critical to our executive compensation packages. Our long-term incentive compensation plan, which was adopted in November 2011, increased the total compensation package of our executive officers by including incentives through stock option and restricted share awards in FGLH that vest over time and grow in value as our value grows. Allocating a greater portion of executive compensation to long-term compensation directly correlated to our long-term success incentivizes and aligns our management team to achieve our goals.

While most of the data and information provided in this CD&A refers to Fiscal Year 2013, some data is more effectively illustrated through calendar year metrics and statistics. In such instances, the calendar year has been noted.

Determining and Evaluating Executive Compensation

Executive Compensation Philosophy and Objectives. Our compensation policies and programs are designed to accomplish the following objectives:

•	Attract and retain highly qualified executive officers;

•	Ensure alignment of our executives with our tactical and long-term strategic goals by rewarding and incentivizing achievement of those goals;

•	Build an ownership culture through the grant of equity-based compensation; and

•	Align the interests of our executive officers with those of our stockholders.

These objectives have guided and continue to guide the decisions made by management and the compensation committee with respect to the compensation of our NEOs.

Our Compensation Committee. Our compensation committee is responsible for reviewing and approving the compensation and benefits strategy for our employees, including our NEOs, authorizing and ratifying equity grants and other incentive arrangements, and authorizing employment and related agreements. The compensation committee has the full authority of the board of directors to make compensation related decisions related to our NEOs. Any matters not resolved by the compensation committee are referred to the board of directors for final decision.

Role of Executive Officers. Although our compensation committee has the authority to make final decisions with respect to executive compensation, our SVP of Human Resources in partnership with the Chief Executive Officer, Mr. Leland C. Launer, Jr., drives the design and implementation of all executive compensation programs. The goal is to ensure that the design of our compensation programs supports our overall strategy. Except for his own compensation, the Chief Executive Officer has final management-level review of any compensation program or individual element of compensation for our named executive officers before it is reviewed by the compensation committee. The Chief Executive Officer and our other NEOs do not participate in discussions regarding their own compensation.

Role of Compensation Consultants. Periodically, we have engaged consultants in reviewing and evaluating our executive compensation programs. In the past, we have engaged PwC to conduct a review of our executive compensation. In addition, our Human Resources team, in making recommendations as to executive compensation, relies on compensation data from a number of sources including LOMA, Mercer, Towers Watson and Economic Research Institute. In the past, we have also participated in, and received compensation data from, a compensation study conducted by McLagan Ins. Mans & Admin Survey. Both the PwC study and the McLagan Survey used peer comparators including Allianz, AVIVA, Genworth Financial, Great West Life & Annuity, Securian Financial Group, New York Life, Met Life, and Sun Life Financial as well as several others. In Fiscal Year 2013, we engaged Mercer to conduct a review of our executive compensation plans. The result of their review will be used by the compensation committee to determine whether any changes will be made to our NEOs’ compensation.

Market Comparisons. Management has utilized market and comparative data as one of many factors in making recommendations as to the compensation of our NEOs and when reviewing or establishing our executive compensation programs. At least annually, a market review of the competitiveness of total compensation of our executives and a review of our equity program is performed. The information is used to assist us in understanding the competitive landscape of the executive compensation market and how executives are compensated at other companies that are similar in size or industry, and companies with whom we compete for talent. We used peer group data provided by McLagan and PwC. The PwC report contained composite survey data from Economic Research Institute, LOMA, Towers Watson and Mercer. Management used this peer group data to make recommendations with respect to executive compensation in Fiscal Year 2013. The peer group used at that time includes the companies listed in the tables below.

LOMA Survey

American Family Insurance	National Life Group
Aviva	National Western Life Insurance Co.
Conseco, Inc.	Ohio National Financial Services
COUNTRY Financial	OneAmerica Financial Partners, Inc.
CUNA Mutual Group	Protective Life Corporation
Erie Insurance Group	Reinsurance Group of America
Farmers Insurance Group	Securian Financial Group
FBL Financial Group, Inc.	Southern Farm Bureau Life Insurance Co.
Fidelity Investments	StanCorp Financial Group
Great American Insurance	Swiss Re America Holding Corporation
Great-West Life & Annuity Insurance Co.	UNIFI Companies
Modern Woodmen of America	Western & Southern Financial Group
Mutual of Omaha	Woodmen of the World

McLagan Survey—U.S. Insurance Mgmt & Admin
AIG	Modern Woodmen of America
Allianz Life Insurance of North America	National Life of Vermont
Ameriprise Financial, Inc.	New York Life Insurance Company
AXA Equitable	Northwestern Mutual Life Insurance Company
Charles Schwab & Co., Inc	Prudential Financial
CUNA Mutual Group	Raymond, James & Associates
Fidelity Investments	Securian Financial Group
Fidelity & Guaranty Life	Security Benefit Corporation
Genworth Financial	StanCorp Financial Group, Inc.
Great-West Life Assurance Company	Sun Life Financial
Guardian Life Insurance Company of America	TIAA-CREF
John Hancock Financial Services	Transamerica Life Insurance Company
Lincoln Financial Group	Zurich North America
MassMutual Life Insurance Company
Metropolitan Life Insurance Company

Elements of Our Executive Compensation Program

Base Salary

We provide a base salary to our NEOs to compensate them for their services rendered on a day-to-day basis during the year. Base salaries are set to attract and retain executives with qualities necessary to ensure our short-term and long-term financial success. We strive to set base salaries at a level that is competitive with our peer group for executives in similar positions with similar responsibilities at companies included in our peer market data. We generally target salaries to be in the median range of our peer group. The determination of any particular NEO’s base salary is based on market compensation rates (including external and internal equity), as described above under “Market Comparisons”, and individual factors including personal performance and contribution, experience in the role, and scope of responsibility and overall impact on the business. The base salaries of our NEOs are reviewed annually and adjusted when necessary to reflect market conditions as well as individual roles and performance.

2013 Base Salaries

Each of our NEOs received the base salary in Fiscal Year 2013 as set forth in the Summary Compensation Table under “Salary”. Mr. Launer’s base salary is as set forth in his employment agreement. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”.

In connection with our 2013 annual review of the NEOs’ base salaries, an increase in base salary was recommended and approved for Rajesh Krishnan for Fiscal Year 2013 in conjunction with his promotion from Senior Vice President to Executive Vice President, effective October 9, 2012, and Wendy J.B. Young in conjunction with her promotion, for compensation purposes, from the position of Vice President to the position of Vice President, II, effective October 1, 2012. As reflected in the table below, no other increases were recommended or made for Fiscal Year 2013.

Name	Fiscal Year	Base Salary	% Increase from 2012 Fiscal Year
Leland C. Launer, Jr.	2013	700,000	—
Rajesh Krishnan	2013	350,000	7.7%
John A. Phelps, II	2013	325,000	—
John P. O’Shaughnessy	2013	325,000	—
Wendy J.B. Young	2013	220,000	8.9%
Barry G. Ward	2013	400,000	—

In November 2013, in conjunction with Wendy J.B. Young’s promotion to Senior Vice President, a base salary increase was recommended and approved for Ms. Young, from $220,000 to $300,000, effective November 7, 2013.

Short-Term Incentives

We pay annual cash incentives to our NEOs pursuant to our EICP in March of each year for performance in the prior calendar year. The EICP is designed to focus our executive officers on producing superior results against key financial and other operational metrics relative to the Company as a whole. A significant portion of each NEO’s total compensation is tied to the EICP in order to ensure our “pay for performance” culture. The EICP rewards executive officers for achievement of short-term financial and operational objectives, which also support our long-term financial goals. Each year the Chief Executive Officer and the FGL executive team in conjunction with HGI develop such objectives, with the financial components generally receiving greater weight than the operational components. The compensation committee reviews and approves these objectives. The EICP goals are then communicated to all employees and individual objectives are developed to ensure alignment with these goals. The EICP payout also includes an individual performance component, which is determined by the impact and performance against our goals and how each NEO contributed to the achievement of the goals for that calendar year. Performance against the EICP objectives is reviewed and approved by the compensation committee in determining the results used for establishing the EICP bonus pool in a given calendar year.

2012 Calendar Year EICP

The 2012 calendar year EICP included two performance components: one based on achievement of certain specified financial and operational objectives, which we refer to as the “corporate performance component”, and the other based upon achievement of certain measurable individual objectives, which we refer to as the “individual performance component”. Each of the corporate performance component and the individual performance component is weighted at 50% of the NEO’s bonus calculation. As a result of the performance against our goals in calendar year 2012, the bonus pool for determining individual executive incentive awards paid in March 2013 under our EICP resulted in an overall award of 122.5% of target.

The target EICP bonus percentage for each of our NEOs is reflected in the table below and expressed as a percentage of base salary earnings:

Position Title	2012 Calendar Year Target Bonus (% of Base Salary Earnings)
Chief Executive Officer	100%
Executive Vice President	50%
Senior Vice President	40%
Vice President, II	35%

The corporate performance component, which is comprised of the financial and operational objectives, for the 2012 calendar year included the following metrics:

2012 Objectives	Weighting
Achieve the Financial Plan	50%
Achieve the Sales and Conservation Plan	15%
Implement Corporate Strategic Initiatives	15%
Implement Investment Strategy	10%
Engage and Develop Talent	10%
Weighting Total	100%

Minimum Target Payout	Target Payout	Maximum Target Payout
50%	100%	150%

For the 2012 calendar year EICP, the compensation committee set the percentage of base salary to be paid for performance at the following target levels depicted below, which reflects the promotions of Mr. Krishnan and Ms. Young described on page 135 under the heading “2013 Base Salaries”. Prior to the effective date of their promotions, the 2012 target bonus percentage of base salary earnings for Mr. Krisnan and Ms. Young were 40% and 30%, respectively. The table also reflects the actual percentage earned for each of our NEOs in the 2012 calendar year, which was paid out in March 2013.

Name	2012 Target Bonus (% of Base Salary Earnings)	Actual Bonus Earned (% of Base Salary Earnings)
Leland C. Launer, Jr.	100%	122.5%
Rajesh Krishnan	50%	61%
John A. Phelps, II	40%	46%
John P. O’Shaughnessy	40%	43%
Wendy J.B. Young	35%	39%
Barry G. Ward	50%	60%

2013 Calendar Year EICP

The corporate performance component, which is comprised of the financial and operational objectives, for the 2013 calendar year includes the following metrics:

2013 Objectives	Weighting
Achieve the Financial Plan	60%
Achieve the Sales/Product Development Plan	15%
Implement Corporate Strategy	10%
Implement Investment Strategy	10%
Implement People Strategy	5%
Weighting Total	100%

Minimum Target Payout	Target Payout	Maximum Target Payout
50%	100%	150%

For the 2013 calendar year EICP, the target percentages of base salary to be paid for performance are as depicted in the table below.

Name	2013 Target Bonus (% of Base Salary Earnings)
Leland C. Launer, Jr.	100%
Rajesh Krishnan	50%
John A. Phelps, II	40%
John P. O’Shaughnessy	40%
Wendy J.B. Young	35%

In the case of Ms. Young, the 2013 calendar year target bonus will be 35% for the period from January 1, 2013 to November 6, 2013, as reflected in the table above, and 40% for the period from November 7, 2013 to December 31, 2013, as a result of her promotion from Vice President II to Senior Vice President in Fiscal Year 2014.

Incentive payments under the 2013 calendar year EICP are scheduled to be paid out in March of 2014 based on 2013 calendar year results. Our current assessment is that we are on target to meet all of the corporate performance goals for the 2013 calendar year.

Long-Term Incentives

Stock Options and Restricted Stock

We believe that equity-based awards link compensation levels with performance results and ensure sustained alignment with shareholders’ interests. Additionally, we believe equity awards provide an important retention tool for our NEOs, as they are subject to multi-year vesting. In furtherance of these objectives, we adopted the Fidelity & Guaranty Life Holdings, Inc. Stock Incentive Plan (the “Stock Incentive Plan”) on November 2, 2011. The Stock Incentive Plan provides for grants of stock options to purchase Class A shares of common stock of FGLH.

The target long-term incentive awards are based on relative percentage of base salary as well as the number of FGLH options or shares offered to be granted. This target is based on the executive’s position and level in the organization. For our NEOs the targets are as follows:

Position Title	LTI Award (% of Base Salary)
Chief Executive Officer	100%
Executive Vice President	50%
Senior Vice President	40%
Vice President, II	25%

Awards Granted in Fiscal Year 2012

In November 2011, we granted stock options to purchase Class A shares of common stock of FGLH to our NEOs. Each NEO received a grant of FGLH options, which was at least equal to each individual’s grant target listed in the chart above. In addition, it was recommended by the Chief Executive Officer and our SVP Human Resources to provide a “founder’s grant” to each key executive, which included our NEOs.

The FGLH options granted in November 2011 that remain outstanding, including information regarding vesting terms, are reflected in the “Outstanding Equity Awards of Fiscal Year End 2013” Table.

Upon the termination of employment of Barry G. Ward, the former Chief Financial Officer of FGLH, we treated any outstanding options granted in November 2011 and held by Mr. Ward according to the rules outlined in the plans for voluntary termination. Specifically, the one-third of his 2011 FGLH option grant that was vested at the time of his termination was paid out to him in an amount equal to the aggregate fair market value over the aggregate exercise price. His remaining 2011 FGLH options were forfeited according to the plan rules.

In March 2012, the compensation committee decided that the exercise of the first tranche of vested FGLH options granted to our NEOs in November 2011 would be settled in cash. From and after the effective date of this registration statement, of which this prospectus forms a part, all vested FGLH options granted to our NEOs in November 2011 will be cash settled upon exercise.

In November 2013, our compensation committee determined that, from immediately prior to the effective date of the registration statement, of which this prospectus forms a part, subject to the completion of this offering, all vested FGLH options granted to employees (including our NEOs) in November 2011 would be cash settled upon exercise. See “—Changes to Compensation in Connection with the Offering—Treatment of Awards under the Amended and Restated FGLH Stock Incentive Plan” below. For information on the treatment of the equity awards upon certain terminations or a change in control event, see the narrative description following the table entitled “Potential Payments upon Termination or Change-in-Control at Fiscal Year End 2013”.

Awards Granted in Fiscal Year 2013

In Fiscal Year 2013, our compensation committee amended and restated the Stock Incentive Plan of FGLH (the “Amended and Restated Stock Incentive Plan”) to align our long-term incentive awards with those of our peer group and reflect FGLH’s dual-class share structure. Under the Amended and Restated Stock Incentive Plan, the compensation committee may grant FGLH stock options as well as FGLH restricted stock awards to executives and other key employees. Awarding the NEOs a portion of their grants in restricted shares of FGLH stock allowed the NEOs to receive awards which further align the NEOs’ incentives with those of the shareholders and do not need to be exercised to earn value. Holders of equity awards granted on or after

December 31, 2012 under the Amended and Restated Stock Incentive Plan will receive non-voting Class B shares of common stock of FGLH, or an equivalent amount in cash, upon vesting or exercise of such awards. The number of shares and options of FGLH stock to be granted to the NEOs under the Amended and Restated Stock Incentive Plan was determined by utilizing the target percentage for the long-term incentive award reflected in the table above.

On January 29, 2013, each of our NEOs was granted FGLH stock options and restricted stock awards under the Amended and Restated Stock Incentive Plan. The grant was split between options at fifty percent (50%) and restricted shares at fifty percent (50%) for the Chief Executive Officer and fifteen percent (15%) options and eighty-five percent (85%) restricted shares for all other participants. The table below reflects the number of FGLH options granted at a per share exercise price equal to $49.45 and the number of FGLH restricted shares that were granted to the NEOs:

Name	Options Granted (Jan 29, 2013)	Restricted Stock Granted (Jan 29, 2013)
Leland C. Launer, Jr.	90,909	7,078
Rajesh Krishnan	7,695	3,395
John A. Phelps, II	5,455	2,407
John P. O’Shaughnessy	6,331	2,794
Wendy J.B. Young	3,117	1,375
Barry G. Ward	9,740	4,297

All FGLH equity awards granted under the Amended and Restated Stock Incentive Plan in January 2013, with the exception of Mr. Launer’s equity, will vest ratably over three years beginning on the first anniversary of December 31, 2012, subject to continued employment of the NEO holding such awards. For Mr. Launer, on March 21, 2013, we amended his 2012 employee stock option agreement and his restricted stock agreement in respect of his outstanding FGLH equity granted on January 29, 2013. The amendments provide that the second tranche of FGLH options granted on January 29, 2013 (equal to one-third of such options) and the second tranche of FGLH restricted stock granted on January 29, 2013 (equal to one-third of such restricted stock award), which were originally scheduled to vest, in each case, on December 31, 2014, will vest on the earlier of either (x) April 30, 2014, if Mr. Launer remains employed through April 30, 2014 or (y) Mr. Launer’s last day of employment, if his employment is terminated for a reason other than death, disability or “cause”, or if Mr. Launer resigns for “good reason” (each, as defined in his employment agreement).

Upon the termination of employment of Barry G. Ward, the former Chief Financial Officer of FGLH, Mr. Ward forfeited his 2013 FGLH option and FGLH restricted share grants according to the rules outlined in the Amended and Restated Stock Incentive Plan for voluntary termination.

In November 2013, our compensation committee determined to make certain changes to the FGLH equity granted in January 2013 in connection with this offering, including:

•	All vested options to purchase Class B common stock of FGLH granted in January 2013 and held by our NEOs will be cash settled upon exercise.

•	The Amended and Restated Stock Incentive Plan will be further amended and restated to allow for the grant of restricted stock units under the plan.

•

All outstanding restricted shares of Class B common stock of FGLH held by our NEOs will be canceled, subject to the consent of each holder, and for each canceled share, we will issue a restricted stock unit. The restricted stock units will vest on the same dates as set forth in the restricted stock agreement and will be settled in cash upon vesting based on the fair market value of a share of Class B common stock of FGLH.

The modifications to the FGLH equity awards described in the bullets above will be effective immediately prior to the effective date of the registration statement, of which this prospectus forms a part, subject to the completion of this offering. For more information about the modifications to the outstanding FGLH equity awards to be made in connection with this offering, see “—Changes to Compensation in Connection with the Offering—Treatment of Awards under the Amended and Restated FGLH Stock Incentive Plan” below.

The FGLH equity awards granted in January 2013 are reflected in the “Grants of Plan-Based Awards for Fiscal Year 2013” table; any awards that remain outstanding as of September 30, 2013 are reflected in the “Outstanding Equity Awards of Fiscal Year End 2013” table. See the narrative description following the table entitled “Potential Payments upon Termination or Change-in-Control at Fiscal Year End 2013” for information on the treatment of the equity awards upon certain terminations or a change in control event.

Dividend Equivalents

2011 Dividend Equivalent Plan. On November 2, 2011, our compensation committee adopted the Fidelity & Guaranty Life Holdings, Inc. Dividend Equivalent Plan (“2011 DEP”), which provides holders of FGLH stock options with certain dividend equivalent rights. Each of the NEOs were granted a number of dividend equivalent awards under the 2011 DEP equal to the number of FGLH options granted to them on November 2, 2011. Under the 2011 DEP, each holder of an FGLH option granted in 2011 is eligible to receive a dividend equivalent award in an amount equal to the ordinary cash dividends declared and paid on FGLH common stock in each calendar year, including any indebtedness repayment to HGI by FGLH. The awards vest and pay out following the end of a three- to four-year performance cycle, subject to FGLH attaining the aggregate dividend schedule set forth in the plan.

According to the rules in the 2011 DEP covering the treatment of dividend equivalent awards upon voluntary termination, Barry G. Ward, the former Chief Financial Officer of FGLH, forfeited all of his outstanding dividend equivalent awards granted in 2011 upon his termination.

2012 Dividend Equivalent Plan. In connection with the adoption of the Amended and Restated Stock Incentive Plan to provide for FGLH restricted stock grants in addition to FGLH option grants, the compensation committee approved and adopted the Fidelity & Guaranty Life Holdings, Inc. 2012 Dividend Equivalent Plan on December 31, 2012 (“2012 DEP”). The 2012 DEP provides that each holder of an FGLH option is eligible to receive a dividend equivalent award in the amount equal to the ordinary cash dividends declared and paid on FGLH stock in each calendar year, including any indebtedness repayment to HGI by FGLH, and each holder of a share of FGLH restricted stock is eligible to receive a dividend equivalent award in the amount equal to the per share amount of any indebtedness repayment to HGI by FGLH. The awards will vest following the end of a three- to four-year performance cycle, subject to FGLH attaining the aggregate dividend schedule set forth in the plan.

The number of dividend equivalents granted to each of our NEOs in a given year under the 2012 DEP is equal to the number of options or restricted shares in respect of FGLH stock granted in Fiscal Year 2013. The total number of dividend equivalents granted on January 29, 2013 to each of our NEOs is represented in the table below:

Name	Dividend Equivalents
Leland C. Launer, Jr.	97,987
Rajesh Krishnan	11,090
John A. Phelps, II	7,862
John P. O’Shaughnessy	9,125
Wendy J.B. Young	4,492
Barry G. Ward	14,037

Upon his termination, Barry G. Ward, the former Chief Financial Officer of FGLH, forfeited all of his outstanding dividend equivalent awards granted in 2013 according to the rules in the 2012 DEP covering the treatment of dividend equivalent awards upon voluntary termination.

In November 2013, our compensation committee determined to amend the 2012 DEP to eliminate the performance vesting criteria associated with the dividend equivalent awards granted under the plan, effective as of immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, and subject to the completion of the offering. After this amendment takes effect, the dividend equivalents under the 2012 DEP awarded to each employee, including our NEOs, will vest and pay out if the holder continues in our employment through March 31, 2016. For more information about the modifications to the 2012 DEP to be made in connection with this offering, see “—Changes to Compensation in Connection with the Offering—Treatment of Awards under the Amended and Restated FGLH Stock Incentive Plan” below.

The dividend equivalent awards granted in January 2013 are reflected in the “Grants of Plan-Based Awards for Fiscal Year 2013” table. See the narrative description following the table entitled “Potential Payments upon Termination or Change-in-Control at Fiscal Year End 2013” for information on the treatment of the dividend equivalent awards under the 2011 DEP and 2012 DEP upon certain terminations or a change in control event.

Benefits and Perquisites

Our NEOs are eligible to participate in our tax-qualified 401(k) defined contribution plan and our health and welfare plans on the same basis as our other salaried employees. Our NEOs also participate in a limited number of perquisite programs.

401(k) Plan. Under the 401(k) Plan, for all participating employees, the Company will match 100% of a participant’s contributions up to five percent of compensation, subject to the limits specified in the Internal Revenue Code. For years prior to calendar year 2013, the employer match vests ratably over three years of employment. Effective January 1, 2013, the employer match vests immediately. The 401(k) plan also allows for annual discretionary profit sharing contributions, which historically has been 2% of earnings, subject to Internal Revenue Code limits. Any profit sharing contributions are immediately vested.

Nonqualified Deferred Compensation Arrangements. We permit our NEOs to defer on an elective basis a specified portion of their base salaries and performance-based bonus compensation (if any). See the narrative description following the table entitled “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans in Fiscal Year 2013” for more information surrounding the terms of the nonqualified deferred compensation plan.

Health and Welfare Benefits. We also offer a package of insurance benefits to all salaried employees, including our NEOs, including health, vision and dental insurance, basic life insurance, accidental death and dismemberment insurance and short- and long-term disability insurance.

Limited Executive Perquisites. All of our NEOs are eligible to participate in the Executive Life Insurance Plan. Under this plan, the beneficiary of a participant who dies while employed by us is entitled to a lump sum payment equal to three times their annual base salary at the time of hire. Our NEOs are also offered executive physicals at our cost once biannually. In addition, Mr. Launer was eligible for a housing reimbursement up to $2,500 per month through March 2013 under his prior employment agreement. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”. The value of these executive perquisites is reflected in the “All Other Compensation” column of the Summary Compensation Table below.

We maintain no defined benefit pension plans or retiree medical plans.

Employment Agreements

Each of Messrs. Launer, Krishnan and O’Shaughnessy is, and prior to his termination Barry G. Ward was, party to an employment agreement. In addition, in November 2013, we entered into amended and restated

employment agreements with Messrs. Krishnan and O’Shaughnessy, and new employment agreements with Mr. Phelps and Ms. Young. These employment agreements include the specific terms set forth in greater detail below in “—Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”. We believe that having employment agreements with our NEOs is beneficial to us because it provides retentive value, subjects the executives to key restrictive covenants, and generally provides us with a competitive advantage in the recruiting process over a company that does not offer employment agreements.

One-Time Special Bonus/Recognition Award

In Fiscal Year 2013, our compensation committee approved a one-time bonus to the NEOs (other than our Chief Executive Officer) and other executive team members to recognize extraordinary efforts with regard to the numerous projects undertaken, including a number of merger and acquisition projects which took place during calendar year 2012. We granted this bonus to demonstrate the value management placed on the efforts of a cohesive and dedicated team. While it was intended to be a one-time special recognition, management believes that using its discretion to recognize the efforts of the key executive team is integral to keeping the NEOs motivated to provide returns to our shareholders. The amount of each individual bonus was determined by management and approved by the compensation committee based on the individual contributions to the various projects. The bonus was paid in part in the form of cash on January 18, 2013 and in part in the form of FGLH equity awards under our Amended and Restated Stock Incentive Plan. The portion paid in FGLH equity awards was included in the total awards reflected in the table under “—Awards Granted in Fiscal Year 2013” describing the grant of FGLH equity awards on January 29, 2013 and in the “Grants of Plan-Based Awards for Fiscal Year 2013” table; the equity portion was awarded 85% in FGLH restricted stock and 15% in FGLH options. Each of the NEOs received the following award. The table below reflects all of the awards granted under the Special Bonus/Recognition Award for Fiscal Year 2013:

	Amount Paid under Award
Name	Total Award	Cash Portion	FGLH Equity Portion
Rajesh Krishnan	$55,000	$32,500	$22,500
John A. Phelps, II	$20,000	$10,000	$10,000
John P. O’Shaughnessy	$65,000	$32,500	$32,500
Wendy J.B. Young	$50,000	$25,000	$25,000
Barry G. Ward	$100,000	$50,000	$50,000

Impact of Tax Considerations

With respect to taxes, Section 162(m) of the Code imposes a $1 million limit on the deduction that a company may claim in any tax year with respect to compensation paid to each of its Chief Executive Officer and three other NEOs (other than the Chief Financial Officer), unless certain conditions are satisfied. Certain types of performance-based compensation are generally exempted from the $1 million limit. Performance-based compensation can include income from stock options, performance-based restricted stock, and certain formula-driven compensation that meets the requirements of Section 162(m). One of the factors that we may consider in structuring the compensation for our NEOs is the deductibility of such compensation under Section 162(m), to the extent applicable. However, this is not the driving or most influential factor. Our compensation committee may approve non-deductible compensation arrangements after taking into account several factors, including our ability to utilize deductions based on projected taxable income, and specifically reserves the right to do so.

Summary Compensation Table for Fiscal Year 2013

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)	Non-Stock Incentive Plan Compensation ($)(6)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(7)(8)(9)	Total ($)
Leland C. Launer, Jr. President and Chief Executive Officer	2013 2012	700,000 700,000	— —	350,007 —	350,000 172,903	739,375 794,164	— —	1,288,641 591,213	3,428,023 2,258,280

Rajesh Krishnan Executive Vice President and Chief Investment Officer	2013 2012	350,000 322,165	32,500 390,900	167,883 —	29,626 47,173	181,250 201,029	— —	175,983 176,662	937,242 1,137,929

John A. Phelps, II Senior Vice President and Chief Distribution Officer	2013 2012	325,000 322,165	10,000 390,900	119,026 —	21,002 47,173	135,000 163,529	— —	139,652 132,518	749,680 1,056,285

John P. O’Shaughnessy Senior Vice President and Chief Actuary/Chief Risk Officer	2013 2012	325,000 314,423	32,500 351,670	138,163 —	24,374 44,461	132,000 147,479	— —	137,620 154,293	789,657 1,012,326

Wendy J.B. Young Vice President and Chief Financial Officer(10)	2013	220,000	25,000	67,994	12,000	77,682	—	71,898	474,574

Barry G. Ward Former Executive Vice President and Chief Financial Officer(11)	2013 2012	318,462 395,769	50,000 473,250	212,487 —	37,499 72,249	60,000 243,400	— —	246,260 255,652	924,708 1,440,320

Former Officers of Harbinger F&G, LLC

Philip A. Falcone Former Chief Executive Officer (12)(14)	2013 2012	— —	— —	— —	— —	— —	— —	— —	— —

Thomas A. Williams Former Executive Vice President/Chief Financial Officer (13)(14)	2013 2012	— —	— —	— —	— —	— —	— —	— —	— —

(1)	The amounts reported for Fiscal Year 2013 in this column represent the cash portion of the one-time special bonus paid on January 18, 2013. See “—One-Time Special Bonus/Recognition Award” above. The amounts reported in this column for Fiscal Year 2012 were paid under the Old Mutual Transaction Incentive Award agreements and the Retention Award agreements, which were put in place with the NEOs in connection with the FGLH Acquisition. There are no outstanding obligations pursuant to these agreements and no similar agreements are in place.

(2)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with ASC Topic 718. See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements.

(3)	For Messrs. Krishnan, Phelps, O’Shaughnessy and Ward and Ms. Young, the amounts reported in this column include 85% of the equity portion of the one-time special bonus awarded on January 29, 2013. See “—One-Time Special Bonus/Recognition Award” above.

(4)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with ASC Topic 718. See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements.

(5)	For Messrs. Krishnan, Phelps, O’Shaughnessy and Ward and Ms. Young, the amounts reported in this column include 15% of the equity portion of the one-time special bonus awarded on January 29, 2013. See “—One-Time Special Bonus/Recognition Award” above.

(6)	The amounts reported for Fiscal Year 2013 in this column reflect (a) the actual payout of 25% of the 2012 calendar year EICP bonus award (i.e., the portion of the bonus in respect of the period from October 1, 2012 to December 31, 2012) on March 8, 2013 and (b) 75% of the 2013 calendar year EICP bonus award (i.e., the portion of the bonus earned in respect of the period from January 1, 2013 to September 30, 2013). Mr. Ward did not earn and was not paid any bonus in respect of the 2013 calendar year EICP bonus award.

(7)	For Mr. Launer, “All Other Compensation” includes (a) long-term disability benefits, (b) life insurance benefits, (c) a 401(k) match, (d) a temporary housing allowance of $33,353 pursuant to the terms of Mr. Launer’s prior employment agreement, (e) fringe earnings for spousal travel to company events and (f) a grant of dividend equivalents pursuant to the 2012 DEP. The DEP amount for Mr. Launer totaled $1,223,858.

(8)	For Messrs. Krishnan, Phelps and O’Shaughnessy and Ward, “All Other Compensation” includes (a) long-term disability benefits, (b) life insurance benefits, (c) a 401(k) match, (d) a supplemental retirement employer contribution to a non-qualified deferred compensation plan account, (e) fringe earnings for spousal travel to company events and (f) a grant of dividend equivalents pursuant to the 2012 DEP. These DEP amounts totaled $145,521 for Mr. Krishnan; $113,971 for Mr. O’Shaughnessy; $98,196 for Mr. Phelps and $175,322 for Mr. Ward.

(9)	For Ms. Young, “All Other Compensation” includes (a) long-term disability benefits, (b) life insurance benefits, (c) a 401(k) match and (d) a grant of dividend equivalents pursuant to the 2012 DEP. These DEP amounts totaled $56,105 for Ms. Young.

(10)	Ms. Young was not an NEO in fiscal year 2012.

(11)	Mr. Ward’s employment with FGLH terminated effective as of July 16, 2013.

(12)	Mr. Falcone is the Chairman of the Board and Chief Executive Officer of HGI. Mr. Falcone received no compensation from FGL or FGLH during Fiscal Year 2013. Mr. Falcone no longer serves as an officer of the Company as of August 27, 2013.

(13)	Mr. Williams is the Chief Financial Officer and Executive Vice President of HGI. Mr. Williams received no compensation from FGL or FGLH during Fiscal Year 2013. Mr. Williams no longer serves as an officer of the Company as of August 27, 2013.

(14)	The NEO is not listed in any of the tables that follow because the NEO is not eligible to participate, and has not participated, in any compensatory plans or programs sponsored by FGL or FGLH and has not received any compensation in respect of his services to FGL.

Grants of Plan-Based Awards for Fiscal Year 2013

The following table provides information concerning awards granted to the NEOs in the last fiscal year under any plan. The options reflected in the table are stock options to purchase Class B shares of common stock of FGLH (and, as of immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, will be cash settled options in respect of a Class B share of common stock of FGLH), and the restricted stock reflected in the table are restricted shares of Class B common stock of FGLH (or, as of immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, will be restricted stock units representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting).

Name	Grant Date		Estimated Future Payouts under Non- Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stocks or Units (#)	All other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards ($)
			Threshold $	Target $	Maximum $
Leland C. Launer, Jr.	1/29/2013	(1)	—	—	—	—	90,909	$49.45	$3.85
	1/29/2013	(2)	—	—	—	7,078	—	—	—
	1/29/2013	(3)	—	$1,223,858	—	—	—	—	—
	3/8/2013	(4)	$87,500	$175,000	$262,500	—	—	—	—
	1/1/2013	(5)	$262,500	$525,000	$787,500	—	—	—	—
Rajesh Krishnan	1/29/2013	(6)	—	—	—	—	7,695	$49.45	$3.85
	1/29/2013	(7)	—	—	—	3,395	—	—	—
	1/29/2013	(3)	—	$138,514	—	—	—	—	—
	3/8/2013	(4)	$17,484	$34,967	$52,451	—	—	—	—
	1/1/2013	(5)	$65,625	$131,250	$196,875	—	—	—	—
John A. Phelps, II	1/29/2013	(6)	—	—	—	—	5,455	$49.45	$3.85
	1/29/2013	(7)	—	—	—	2,407	—	—	—
	1/29/2013	(3)	—	$98,196	—	—	—	—	—
	3/8/2013	(4)	$16,186	$32,371	$48,557	—	—	—	—
	1/1/2013	(5)	$48,750	$97,500	$146,250	—	—	—	—
John P. O’Shaughnessy	1/29/2013	(6)	—	—	—	—	6,331	$49.45	$3.85
	1/29/2013	(7)	—	—	—	2,794	—	—	—
	1/29/2013	(3)	—	$113,971	—	—	—	—	—
	3/8/2013	(4)	$16,010	$32,019	$48,029	—	—	—	—
	1/1/2013	(5)	$48,750	$97,500	$146,250	—	—	—	—
Wendy J.B. Young	1/29/2013	(6)	—	—	—	—	3,117	$49.45	$3.85
	1/29/2013	(7)	—	—	—	1,375	—	—	—
	1/29/2013	(3)	—	$56,105	—	—	—	—	—
	3/8/2013	(4)	$8,041	$16,083	$24,124	—	—	—	—
	1/1/2013	(5)	$28,875	$57,750	$86,625	—	—	—	—
Barry G. Ward	1/29/2013	(6)	—	—	—	—	9,740	$49.45	$3.85
	1/29/2013	(7)	—	—	—	4,297	—	—	—
	1/29/2013	(3)	—	$175,322	—	—	—	—	—
	3/8/2013	(4)	$24,880	$49,760	$74,640	—	—	—	—

(1)	One-third of the options in respect of Class B common stock of FGLH will vest on December 31, 2013, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. One-third will vest on the earlier of (x) April 30, 2014, if Mr. Launer remains employed through April 30, 2014 or (y) Mr. Launer’s last day of employment, if his employment is terminated for a reason other than death, disability or “cause”, or if Mr. Launer resigns for “good reason” (each, as defined in his employment agreement). The remaining one-third will vest on December 31, 2015, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control.

(2)

One-third of the restricted shares of Class B common stock of FGLH (or, as of immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, the restricted stock units representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting) will vest on December 31, 2013, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. One-third will vest on the earlier of (x) April 30, 2014, if Mr. Launer remains employed through April 30, 2014 or (y) Mr. Launer’s last day of employment, if his employment is terminated for a reason other than death, disability or “cause”, or if Mr. Launer resigns for “good reason” (each, as defined in his employment agreement). The remaining one-third will vest on December 31, 2015, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control.

(3)	This amount represents the target value of the December 31, 2012 FGLH dividend equivalent grant. The grant of dividend equivalents vests after three or four years subject to continued employment of the NEO and upon the Company meeting specified aggregate dividend thresholds; however, as of immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, (and subject to the completion of this offering), the grant of dividend equivalents vests on March 31, 2016, subject only to the continued employment of the NEO through such date.

(4)	Amount equal to 25% of 2012 calendar year EICP bonus award (i.e., the portion of the bonus in respect of the period from October 1, 2012 to December 31, 2012). Grant date represents actual payment date.

(5)	Amount equal to 75% of possible 2013 calendar year EICP bonus award (i.e., the portion of the bonus in respect of the period from January 1, 2013 to September 30, 2013). Grant date represents the date the bonus entitlement was granted.

(6)	The grant of options in respect of Class B shares of FGLH common stock vests ratably over three years beginning on the first anniversary of December 31, 2012, subject to continued employment of the NEO holding such awards.

(7)	The grant of restricted shares of Class B common stock of FGLH (or, as of immediately prior to the effectiveness of this registration statement, of which this prospectus forms a part, the restricted stock units representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting) vests ratably over three years beginning on the first anniversary of December 31, 2012, subject to continued employment of the NEO holding such awards.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements with Named Executive Officers

Mr. Launer’s Amended and Restated Employment Agreement

On March 21, 2013, FGL Services entered into an amended and restated employment agreement with Mr. Launer, which amended and restated his prior employment agreement (dated as of June 27, 2011 and subsequently amended on November 1, 2012). The employment agreement has an initial term commencing on May 1, 2013 and ending on April 30, 2014, provided that the agreement will automatically renew each year for an additional one-year period unless either party provides prior written notice of non-renewal. The employment agreement provides for an annual base salary of $700,000. During the initial term of the employment agreement, Mr. Launer is eligible for an annual target bonus opportunity in an amount equal to 100% of his base salary, although actual bonus payout may be more or less than target depending on company and individual performance during the performance period. Except upon certain qualified terminations (as described below), Mr. Launer must be actively employed by the employer on the date the bonus is scheduled to be paid in order to receive the annual bonus.

The amended and restated employment agreement also provides for future equity grants from FGLH. For each additional term in which Mr. Launer is employed by the employer as of the first day of each additional term (May 1 of each year starting in 2014), Mr. Launer will be granted by the following December 31 stock options, restricted stock or both with a grant date fair market value of $700,000. Each equity grant will vest and become exercisable in equal annual installments on the first three anniversaries of the grant date.

On any termination of employment, Mr. Launer will receive base salary through the termination date, accrued but unused vacation days as of the termination date and any earned and unpaid bonuses for any previously completed bonus years. The employment agreement also provides, in general terms, for the following severance benefits: (i) if Mr. Launer’s employment is terminated because of death or disability, a pro rata annual bonus for the year in which the termination occurs; (ii) if Mr. Launer’s employment is terminated by the employer without “cause” (and not as a result of death or disability) or if Mr. Launer terminates his employment for “good reason”, a pro rata annual bonus for the year in which the termination occurs and continued payment of base salary through the remainder of the term (including any additional term) or, if for longer, for six months following his termination; and (iii) if Mr. Launer’s employment is terminated as the result of a non-renewal of the term by the employer, base salary for a period of three months from the date the employer notifies Mr. Launer of its election to not renew the term. As a condition to receiving any severance payments, Mr. Launer (or the executor or administrator of his estate in the event of his death) must execute and not revoke a general release agreement in a form provided by the employer within thirty days following his separation from service.

Mr. Launer will be deemed terminated for “cause” under the amended and restated employment agreement if the employer terminates his employment in writing after Mr. Launer (i) has been convicted, indicted for, or entered a plea of nolo contendere to, any felony or any other act involving fraud, theft, misappropriation, dishonesty or embezzlement, (ii) has committed intentional and willful acts of misconduct that materially impair the goodwill or business of the employer or (iii) has willfully refused to, or willfully failed to, perform in any material respect his duties under the agreement, provided that the employer had given written notice of his refusal or failure and Mr. Launer had not cured the refusal or failure within ten days.

“Good reason” under Mr. Launer’s employment agreement generally means one of the following events: (i) any material diminution in his title, responsibilities or authorities, (ii) the assignment of duties that are materially inconsistent with his duties as President and Chief Executive Officer of the employer, (iii) any change in the reporting structure so that he reports to any person or entity other than the board of directors of FGLH, (iv) a breach by the employer of any material terms of the employment agreement or (v) any failure of the employer to obtain the assumption of its obligations under the employment agreement by any successor to all or substantially all of its business or assets upon the consummation of a corporate transaction, in each case above, without either (x) Mr. Launer’s express prior written consent or (y) full cure by the employer within 30 days after Mr. Launer gives written notice requesting cure (provided that his written notice is given within 60 days after he first learns the event has occurred). To constitute “good reason”, Mr. Launer must terminate his employment no later than four months following the date he learns of the event constituting “good reason”.

In November 2013, Mr. Launer executed a written letter agreement in which he acknowledged the existence of and consented to the change in the reporting structure such that he will report to the board of directors of FGL, rather than FGLH, in connection with this offering, and waived the change in reporting structure as a condition on which he could terminate his employment for “good reason” under his amended and restated employment agreement.

The employment agreements also provide that in the event that any payments and benefits payable pursuant to the employment agreement or any other agreement in connection with a change in control would be subject to the golden parachute excise tax, (1) such payments and benefits will be reduced to the amount that would result in no portion of the payments or benefits being subject to the excise tax and (2) if any portion of the payments or benefits that would be reduced pursuant to clause (1) would not be so reduced if the stockholder approval requirements of Section 280G(b)(5) of the Code are satisfied, then the employer will use commercially reasonable efforts to cause such portion of the payments and benefits to be submitted for approval prior to giving rise to the payments.

Mr. Launer is subject to a non-competition covenant and a non-solicitation covenant during employment and six and twelve months thereafter for the non-competition covenant and the non-solicitation covenant, respectively.

The amended and restated employment agreement also provides that the employer may elect, in its sole discretion, on or before the thirtieth day following Mr. Launer’s termination of employment (i) by the employer without cause, (ii) by reason of non-renewal of the term by the employer or (iii) by reason of a resignation by Mr. Launer with good reason, to pay to Mr. Launer his continued base salary for an additional period not to exceed 270 days beyond the expiration of the expiring term, provided that Mr. Launer agrees (x) to comply with the requirements of the non-competition and non-solicitation covenants for the duration of the extended period and (y) to comply with each of his other obligations under the employment agreement, including the requirements related to confidentiality and non-disparagement and his obligation to release the company.

In connection with Mr. Launer’s amended and restated employment agreement, FGLH amended Mr. Launer’s employee stock option agreements and restricted stock agreement governing his outstanding equity awards. The amendments are described above under “—Long Term Incentives—Options and Restricted Stock”.

Mr. Launer’s Prior Employment Agreement

Mr. Launer was party to a prior employment agreement, dated as of June 27, 2011, and amended as of November 1, 2012, with FGL Services. The terms of the agreement, as amended, were substantially the same as his current employment agreement. See “—Mr. Launer’s Amended and Restated Employment Agreement” above. The principal differences between the agreements are that the prior employment agreement contained terms related to (i) the award of a one-time cash signing bonus related to the FGLH Acquisition (which was paid in fiscal 2011), (ii) the commitments to grant equity in FGLH with a grant date fair market value of $700,000 on or before December 31, 2011 (which Mr. Launer has since been granted and is reflected in the “Outstanding Equity Awards at Fiscal Year End 2012” table) and to grant additional equity in FGLH with a grant date fair market value of $700,000 on or before December 31, 2012 (which Mr. Launer has since been granted), (iii) the reimbursement of housing expenses incurred by Mr. Launer for housing in the Baltimore, Maryland area up to a maximum of $2,500 per month and (iv) enhanced severance in the event of a termination prior to May 1, 2013. Severance entitlements upon a termination after May 1, 2013 are the same as under his current amended and restated employment agreement. The amended and restated employment agreement with Mr. Launer, dated as of March 21, 2013, supersedes his prior employment agreement in its entirety.

Employment Agreements with Messrs. Krishnan, O’Shaughnessy, Ward and Phelps and Ms. Young

In November 2013, FGL Services entered into an amended and restated employment agreement with each of Messrs. Krishnan and O’Shaughnessy, which amended and restated their prior employment agreements with the predecessor entity of FGL Services. We have noted below the terms where the amended and restated employment agreements of Messrs. Krishnan and O’Shaughnessy differ from their prior employment agreements in effect as of Fiscal Year End 2013. In addition, in November 2013, FGL Services entered into new employment agreements with John Phelps II and Wendy J.B. Young. Entry into the amended and restated and new employment agreements was approved by our compensation committee in November 2013, subject to the completion of this offering. Prior to his termination of employment, Barry Ward was party to an employment agreement with FGL Services, dated as of April 13, 2010. The amended and restated employment agreements with each of Messrs. Krishnan and O’Shaughnessy; the new employment agreements with Mr. Phelps and Ms. Young; and the employment agreement in effect with Mr. Ward prior to his termination are referred to herein together as the “employment agreements”.

The employment agreements do not have a fixed term and provide for compensation and benefits at our sole discretion. Under the employment agreements, we may terminate the executive’s employment for “cause” at any time. Either we or the executive may terminate the executive’s employment (other than in cases of cause, death or disability) by giving the other party three months’ written notice. In the event that either party provides notice, for the duration of the three-month notice period, the executive will continue to receive the base salary that he received immediately prior to the notice and will continue to be eligible for benefits. Except as provided below, the executive will not be eligible for any bonus (either in full or pro rata) otherwise payable after the date on which notice is given, nor be eligible for any benefits after the termination date. Upon a termination of employment, the executive will have the right to elect COBRA continuation coverage at his expense.

Under any termination, the executive will be entitled to salary, accrued and unused vacation time and accrued benefits through the termination date. Upon a termination by us other than for “cause”, provided the executive signs and delivers, and does not revoke, a general release in a form acceptable to us, the executive will be entitled to receive the following severance benefits in a lump sum following the expiration of any revocation period in the release agreement: (i) severance payment equal to two weeks of base salary for every year of employment (counting service to the predecessor entity and its affiliates), subject to a minimum payment of, for Messrs. Krishnan and O’Shaughnessy, 26 weeks’, and for Messrs. Phelps and Ward and Ms. Young, 39 weeks’, base salary and, for all three executives, a maximum payment of 52 weeks’ base salary, and (ii) if the executive properly elects COBRA coverage, we will make payments to the insurance provider equal to the amount due for the executive’s COBRA coverage payments for a period of time equal to the number of weeks of severance payments (or, if sooner, until the executive is eligible to receive health benefits under another medical plan).

Upon a termination for disability, the executive will receive a pro rata bonus for the period when the executive was performing his or her regular duties on a full-time basis. Upon the executive’s death, the executive’s estate shall be eligible to receive the executive’s bonus, if any, for the period up through the executive’s death (and in the event the executive’s death is prior to the end of a compensation year, the bonus will be prorated).

For purposes of the employment agreements, “cause” means, generally, our determination that (i) the executive has breached his obligations under the employment agreement; (ii) the executive has failed to perform duties assigned to him in a manner satisfactory to us, subject to our obligation to provide the executive with prior notice providing reasonable detail of the bases for the unsatisfactory performance and an opportunity to correct the performance deficiencies; (iii) the executive has engaged in acts of dishonesty or moral turpitude, or any unlawful conduct; or (iv) the executive has engaged in conduct that is likely to affect adversely our business and/or reputation.

Under the employment agreements (other than in effect with Mr. Phelps), during the executive’s employment and for eighteen (18) months following any termination of employment (which is an increase from one year under the prior employment agreements with Messrs. Krishnan and O’Shaughnessy in effect at Fiscal Year End 2013), the executive is subject to a non-solicitation covenant related to clients and employees. During Mr. Phelps’ employment and for six (6) months following any termination of employment, he is subject to a non-solicitation covenant related to clients, and for eighteen (18) months, he is subject to a non-solicitation covenant regarding the top ten independent marketing organizations and employees. In addition, during employment and for six (6) months following any termination of employment, each executive is subject to a non-competition restrictive covenant under the employment agreements (which was not included in the prior employment agreements with Messrs. Krishnan and O’Shaughnessy in effect at Fiscal Year End 2013).

Outstanding Equity Awards at Fiscal Year End 2013

The following table sets forth the outstanding equity awards in FGLH held by our NEOs at the end of Fiscal Year 2013. Each equity grant is shown separately for each NEO.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested ($)(1)
Leland C. Launer, Jr.	14,778	(2)	29,556	(2)	38.14	11/2/2018	—		—
	—		90,909	(3)	49.45	12/31/2019	—		—
	—		—		—	—	7,078	(4)	449,807
Rajesh Krishnan	4,032	(5)	8,064	(5)	38.14	11/2/2018	—		—
	—		7,695	(6)	49.45	12/31/2019	—		—
	—		—		—	—	3,395	(7)	215,752
John A. Phelps, II	—	(8)	8,064	(8)	38.14	11/2/2018	—		—
	—		5,455	(6)	49.45	12/31/2019	—		—
	—		—		—	—	2,407	(7)	152,965
John P. O’Shaughnessy	3,800	(5)	7,600	(5)	38.14	11/2/2018	—		—
	—		6,331	(6)	49.45	12/31/2019	—		—
	—		—		—	—	2,794	(7)	177,559
Wendy J. B. Young	—	(9)	2,485	(9)	38.14	11/2/2018	—		—
	—		3,117	(6)	49.45	12/31/2019	—		—
	—		—		—	—	1,375	(7)	87,381
Barry G. Ward (10)	—		—		—	—	—		—

(1)	The market value of the shares that have not vested is based on the $63.55 per share market value of FGLH common stock on September 30, 2013.

(2)	The options in respect of shares of Class A common stock of FGLH were granted on November 2, 2011 under the Stock Incentive Plan. One-third of the grant vested on November 2, 2012. One-third will vest on November 2, 2013, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. The remaining one-third will vest on April 30, 2014, subject to Mr. Launer’s continued employment as of the vesting date; provided that, if Mr. Launer’s employment terminates for a reason other than “cause”, death or disability, or if he resigns for “good reason” before April 30, 2014, the FGLH options relating to the third installment will vest on the effective date of the termination of employment. The first tranche of options that vested on November 2, 2012 will be cash settled on exercise. Upon the exercise of any remaining vested options on and following the effective date of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), Mr. Launer will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

(3)	The options in respect of shares of Class B common stock of FGLH were granted on January 29, 2013 under the Amended and Restated Stock Incentive Plan. One-third will vest on December 31, 2013, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. One-third will vest on the earlier of (x) April 30, 2014, if Mr. Launer remains employed through April 30, 2014 or (y) Mr. Launer’s last day of employment, if his employment is terminated for a reason other than death, disability or “cause”, or if Mr. Launer resigns for “good reason” (each, as defined in his employment agreement). The remaining one-third will vest on December 31, 2015, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. Upon the exercise of any vested options on and following the effective date of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), Mr. Launer will receive a cash payment equal to the excess of the fair market value of a share of Class B common stock of FGLH over the exercise price of the option.

(4)	The restricted shares of Class B common stock of FGLH were granted on January 29, 2013 under the Amended and Restated Stock Incentive Plan. One-third will vest on December 31, 2013, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. One-third will vest on the earlier of (x) April 30, 2014, if Mr. Launer remains employed through April 30, 2014 or (y) Mr. Launer’s last day of employment, if his employment is terminated for a reason other than death, disability or “cause”, or if Mr. Launer resigns for “good reason” (each, as defined in his employment agreement). The remaining one-third will vest on December 31, 2015, subject to Mr. Launer’s employment or earlier on a termination without “cause”, for “good reason” or in the event of a change in control. Immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (and subject to the completion of this offering), the restricted stock will be canceled with the consent of Mr. Launer, and he will be issued the same number of restricted stock units, with each unit representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting.

(5)	The options in respect of shares of Class A common stock of FGLH were granted on November 2, 2011. One-third of the options vested on November 2, 2012. One-third of the grant will vest on the second anniversary of the grant date, and the remaining one-third will vest on the third anniversary of the grant date, in each case subject to continued employment of the executive officer holding such awards or earlier on a termination without “cause” or in the event of a change in control. The first tranche of options that vested on November 2, 2012 will be cash settled on exercise. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), upon exercise of any vested option, the NEO will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

(6)	The options in respect of shares of Class B common stock of FGLH were granted on January 29, 2013 under the Amended and Restated Stock Incentive Plan. The options vest ratably over three years beginning on the first anniversary of December 31, 2012, subject to continued employment of the executive officer holding such awards or earlier in the event of a change in control. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), upon exercise of any vested option, the NEO will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

(7)	The restricted shares of Class B common stock of FGLH were granted on January 29, 2013 under the Amended and Restated Stock Incentive Plan. The restricted shares vest ratably over three years beginning on the first anniversary of December 31, 2012, subject to continued employment of the executive officer holding such awards or earlier in the event of a change in control. Immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (and subject to the completion of this offering), the restricted stock will be canceled with the consent of the NEO, and the NEO will be issued the same number of restricted stock units, with each unit representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting.

(8)	12,096 options in respect of shares of Class A common stock of FGLH were granted to Mr. Phelps on November 2, 2011. One-third of the options vested on November 2, 2012. These vested options were exercised for cash by Mr. Phelps in Fiscal Year 2013, which is reflected in the “Option Exercises and Stock Vested” table. The remaining options will vest ratably on the second and third anniversaries of the grant date, in each case subject to continued employment of the executive officer holding such awards or earlier on a termination without “cause” or in the event of a change in control. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), upon exercise of each vested option, Mr. Phelps will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

(9)	3,726 options in respect of shares of Class A common stock of FGLH were granted to Ms. Young on November 2, 2011. One-third of the options vested on November 2, 2012. These vested options were exercised for cash by Ms. Young in Fiscal Year 2013, which is reflected in the “Option Exercises and Stock Vested” table. The remaining options will vest ratably on the second and third anniversaries of the grant date, in each case subject to continued employment of the executive officer holding such awards or earlier on a termination without “cause” or in the event of a change in control. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (subject to the completion of this offering), upon exercise of each vested option, Ms. Young will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

(10)	Mr. Ward was terminated on July 16, 2013 and he held no outstanding equity awards at the end of Fiscal Year 2013.

Option Exercises and Stock Vested in Fiscal Year 2013

The following table sets forth information regarding stock options exercised by our NEOs during Fiscal Year 2013. No restricted shares of FGLH stock vested in Fiscal Year 2013.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Leland C. Launer, Jr.	—	—		—	—
Rajesh Krishnan	—	—		—	—
John A. Phelps, II	—	45,602	(1)	—	—
John P. O’Shaughnessy	—	—		—	—
Wendy J. B. Young	—	28,578	(2)	—	—
Barry G. Ward	—	142,087	(3)	—	—

(1)	Mr. Phelps exercised 4,032 vested options in respect of FGLH Class A common stock on January 4, 2013. We settled the options in cash, and Mr. Phelps did not receive any shares of common stock of FGLH upon exercise. The dollar value reflects the difference in the fair market value of Class A shares of common stock of FGLH at the time of exercise ($49.45) and the option’s exercise price ($38.14).

(2)	Ms. Young exercised 1,242 vested options in respect of FGLH Class A common stock on July 19, 2013. We settled the options in cash, and Ms. Young did not receive any shares of common stock of FGLH upon exercise. The dollar value reflects the difference in the fair market value of Class A shares of common stock of FGLH at the time of exercise ($61.15) and the option’s exercise price ($38.14).

(3)	Mr. Ward exercised 6,175 vested options in respect of FGLH Class A common stock on June 21, 2013. We settled the options in cash, and Mr. Ward did not receive any shares of common stock of FGLH upon exercise. The dollar value reflects the difference in the fair market value of Class A shares of common stock of FGLH at the time of exercise ($61.15) and the option’s exercise price ($38.14).

Pension Benefits

We do not provide any defined benefit plans to our NEOs.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans in Fiscal Year 2013

The following table provides information concerning the nonqualified deferred compensation of each of the participating NEOs in the Executive Nonqualified Deferred Compensation Plan of Fidelity & Guaranty Life Holdings, Inc. (the “Deferred Compensation Plan”) as of September 30, 2013. Our Chief Executive Officer, Mr. Launer, does not participate in the Deferred Compensation Plan.

Name	Aggregate Balance at Beginning of Last Fiscal Year	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings (Losses) in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last Fiscal Year End ($)(4)
Leland C. Launer, Jr.	—	—	—	—	—		—
Rajesh Krishnan	110,009	13,029	17,500	838	—		141,375
John A. Phelps, II	54,387	—	16,250	(835)	—		69,802
John P. O’Shaughnessy	21,480	27,200	16,250	9,702	—		74,632
Wendy J. B. Young	—	—	—	—	—		—
Barry G. Ward	63,892	—	20,000	7,006	90,898	(5)	—

(1)	Amounts reported in this column are included in the Summary Compensation Table in the “Salary” and “Non-Stock Incentive Plan Compensation” columns for Fiscal Year 2013.

(2)	Amounts reported in this column are reported as compensation in the “All Other Compensation” column of the Summary Compensation Table for Fiscal Year 2013.

(3)	Amounts reported in this column are not reported as compensation in the Summary Compensation Table.

(4)	Amounts reported in this column were reported as compensation to the NEO in the Summary Compensation Table for Fiscal Year 2012 only to the extent of our contributions to the NEO’s account for such fiscal year.

(5)	The vested balance of Mr. Ward’s deferred compensation account was distributed upon his termination on July 16, 2013.

Narrative Disclosure to Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

The Deferred Compensation Plan permits our participating NEOs and certain other employees to elect to defer up to 50% of their base salary and up to 100% of any performance-based bonus compensation. Any deferral elections are made under the Deferred Compensation Plan pursuant to a participation agreement with the NEO. We may make an annual discretionary grant to each active participating NEO equal to 5% of base salary. Employer contributions vest 20% for each year of service and are fully vested after five years of service. Deferred amounts and employer contributions are contributed to individual accounts in the FGLH Executive Deferred Compensation Plan Trust. The participants self-direct the notional investment of deferred contribution accounts in investment funds from a selection made available by our retirement committee.

The vested balance of the deferred compensation accounts will be distributed to each participating NEO upon his or her death, disability or separation from service (including retirement). Participants may elect upon initial enrollment to have accounts distributed upon a change in control event, although none of our NEOs have so elected. In-service hardship and education account withdrawals are permitted under the plan with respect to participant deferrals and employer credits.

The vested balance of Mr. Ward’s account was distributed to him upon his termination on July 16, 2013.

Potential Payments upon Termination or Change in Control in Fiscal Year 2013

Effect of Termination or Change in Control under the Employment Agreements

For a description of the potential payments upon a termination pursuant to the employment agreements with our NEOs, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”. The employment agreements do not provide for severance or payments upon a change in control, except as set forth in the equity documentation.

Effect of Termination or Change in Control on FGLH Options

Termination of Employment. In the case of a termination for “cause” (as defined in the Stock Incentive Plan), the optionee’s unvested and vested FGLH stock options will be canceled as of the effective date of the termination. For the NEOs who hold FGLH options (other than Mr. Launer), upon a termination of employment by us other than for “cause” (as defined in the executive’s employment agreement, or, in the absence of an employment agreement, by the applicable stock incentive plan), any unvested FGLH options granted on November 2, 2011 will immediately vest as of the effective date of the termination, and any unvested FGLH options granted on January 29, 2013 will be immediately forfeited and canceled; upon any other termination of employment (including by reason of death, disability or a voluntary resignation), all unvested FGLH options will be immediately forfeited and canceled. For Mr. Launer, upon a termination of employment by us other than for “cause” or by Mr. Launer for “good reason” (each as defined in his employment agreement), all unvested FGLH options held by him will immediately vest as of the effective date of the termination; upon any other termination of employment (including by reason of death, disability or a voluntary resignation without “good reason”), all unvested FGLH options will be immediately forfeited and canceled. All vested FGLH options (including as a result of accelerated vesting described above) will be settled in cash following the next scheduled valuation date of FGLH. In the event the aggregate exercise price of the vested FGLH options equals or exceeds the fair market value of the common stock underlying the options, the underwater vested options will be terminated without payment.

Change in Control. If FGLH experiences a “change in control” (as defined in the applicable FGLH stock incentive plan), any outstanding FGLH options will accelerate and be canceled in exchange for a cash payment equal to the change-in-control price per share minus the exercise price of the applicable FGLH option, unless our compensation committee determines to allow alternative awards in lieu of acceleration and payment or to provide for alternative treatment of the options.

Effect of Termination or Change in Control on Restricted Stock and Restricted Stock Units

Termination of Employment. Upon a termination for any reason, any unvested restricted shares of FGLH stock or restricted stock units held by an NEO (other than Mr. Launer) will be immediately forfeited and canceled.

If Mr. Launer’s employment is terminated without “cause” or if he resigns for “good reason” (each as defined in his employment agreement), any unvested restricted shares of FGLH stock or restricted stock units will become vested as of the date of termination. Upon a termination for “cause” or by Mr. Launer without “good reason”, or as the result of Mr. Launer’s death or disability, any unvested restricted shares of FGLH stock or restricted stock units will be forfeited as of the termination date.

Change in Control. In the event of a change in control of FGLH, any restricted shares of FGLH stock or restricted stock units will immediately vest and be settled as set forth in the Amended and Restated Stock Incentive Plan, unless our compensation committee decides to allow alternative awards in lieu of acceleration and payment or to provide for alternative treatment of the awards.

Effect of Termination or Change in Control on Dividend Equivalents

Termination of Employment. If an executive’s employment terminates for any reason, (i) any dividend equivalents held by a participant that have not vested on or before the termination date will be forfeited and terminate immediately and (ii) any vested dividend equivalents on the termination date will be settled such that we will deliver to the executive a payment in cash equal to the amount of the dividend equivalent on or as soon as practicable following the termination date. Upon settlement, the dividend equivalent will immediately terminate.

Change in Control. In the event of a change in control of FGLH (as defined in the applicable dividend equivalent plan), unless our compensation committee determines otherwise, if the applicable minimum “net dividend value” has been achieved, all outstanding dividend equivalents will vest immediately prior to the change in control and be settled such that FGLH will deliver to the executive a payment in cash equal to the amount of the dividend equivalent on or as soon as practicable following the vesting date. “Net Dividend Value” means the aggregate value of cash dividends declared and paid by FGLH to HGI (including for this purpose Indebtedness Repayments) minus the aggregate value of all cash contributions from HGI to FGLH in a particular period. “Indebtedness Repayments” means payments made to HGI for repayment of indebtedness with the value per share of common stock determined by dividing such loan repayment amount by the number of outstanding shares of Class A and Class B common stock. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part (and subject to the completion of this offering), with respect to the dividend equivalents granted under the 2012 DEP only, unless otherwise determined by our compensation committee, the dividend equivalents will immediately vest upon a change in control without regard to any performance vesting criteria.

Effect of Termination or Change in Control on Nonqualified Deferred Compensation

For any participating NEO in our deferred compensation plan, the vested balance of the deferred compensation accounts will be distributed upon death, disability or separation from service, and, if elected upon initial enrollment, upon a change-in-control event. None of our participating NEOs have elected to have vested account balances distributed upon a change-in-control event without a separation from service. For more information on our nonqualified deferred compensation plan, see the narrative description entitled “—Narrative Disclosure to Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans”.

Effect of Termination under Our General Severance Policy

Our general severance policy is available to all of our employees (who are not otherwise party to an employment agreement) and does not discriminate in favor of our NEOs. Our general severance policy is a discretionary policy that provides for a lump sum severance payment equal to two weeks’ base salary for each full year of continuous service, with a minimum payment of four weeks’ base salary upon an involuntary termination as a result of position elimination or restructuring.

Potential Payments upon Termination or Change in Control at Fiscal Year End 2013

The following table sets forth the estimated amount of compensation each of our NEOs (other than Mr. Ward) would receive under the termination or change in control situations, as applicable, discussed above. The table assumes that such termination or change in control event occurred on September 30, 2013. For Mr. Ward, the table sets forth the actual amount of compensation Mr. Ward received as a result of his termination on July 16, 2013. The table excludes (i) amounts accrued through the termination date that would be paid in the normal course of continued employment, such as accrued but unpaid salary, (ii) vested account balances under our 401(k) plan that are generally available to all of our employees and (iii) except as indicated in the footnotes below, any post-employment benefit that is available to all of our employees and does not discriminate in favor of our NEOs. In the case of a change in control situation, we assume that the vesting of all FGLH options and dividend equivalents will be accelerated, even though our compensation committee has the discretion to provide for alternative treatment of the awards upon a change in control.

Name(1)	Termination Trigger	Severance (Salary)(2)	Severance (Bonus)(3)	Equity & Dividend Equivalent Vesting(4)	Nonqualified Deferred Compensation(5)	Other Benefits(6)	Total
Leland C. Launer, Jr. .	Involuntary Termination without Cause or Resignation for Good Reason(7)	$933,333	$523,562	$2,482,642	—	$40,393	$3,979,930
	Voluntary Termination(8)	—	—	—	—	$40,393	$40,393
	Retirement(9)(10)	—	—	—	—	—	—
	Death(9)	—	$523,562	—	—	$40,393	$563,954
	Disability(9)	—	$523,562	—	—	$40,393	$563,954
	Change in Control(11)	—	—	$3,841,772	—	—	$3,841,772
Rajesh Krishnan	Involuntary Termination without Cause(7)	$175,000	—	$204,906	$126,243	$31,614	$537,764
	Voluntary Termination(8)	—	—	—	$126,243	$20,196	$146,440
	Retirement(9)(10)	—	—	—	—	—	—
	Death(9)	—	$134,615	—	$126,243	—	$260,859
	Disability(9)	—	$134,615	—	$126,243	$20,196	$281,055
	Change in Control(11)	—	—	$788,591	—	—	$788,591
John P. O’Shaughnessy	Involuntary Termination without Cause(7)	$162,500	—	$193,116	$74,632	$30,172	$460,419
	Voluntary Termination(8)	—	—	—	$74,632	$18,754	$93,386
	Retirement(9)(10)	—	—	—	—	—	—
	Death(9)	—	$125,00	—	$74,632	—	$199,632
	Disability(9)	—	$125,00	—	$74,632	$18,754	$218,386
	Change in Control(11)	—	—	$695,000	—	—	$695,000
John A. Phelps, II	Involuntary Termination without Cause(7)(12)	$150,000	—	$204,906	$69,802	$23,434	$448,141
	Voluntary Termination(8)	—	—	—	$69,802	$23,434	$93,235
	Retirement(9)(10)	—	—	—	—	—	—
	Death(9)	—	—	—	$69,802	—	$69,802
	Disability(9)	—	—	—	$69,802	—	$69,802
	Change in Control(11)	—	—	$671,236	—	—	$671,236
Wendy J.B. Young	Involuntary Termination without Cause(7)(12)	$110,000	—	$63,135	—	$15,863	$188,998
	Voluntary Termination(8)	—	—	—	—	$15,863	$15,863
	Retirement(9)(10)	—	—	—	—	—	—
	Death(9)	—	—	—	—	—	$—
	Disability(9)	—	—	—	—	—	$—
	Change in Control(11)	—	—	$282,056	—	—	$282,056
Barry Ward	Voluntary Termination(13)	—	—	—	$90,898	$30,123	$121,022

(1)	Entitlements in this table for each event are as set forth in (i) certain employment agreements in effect as of the relevant date for each of Messrs. Launer, Krishnan, O’Shaughnessy and Ward; (ii) each of the 2011 Stock Incentive Plan, the 2011 Dividend Equivalent Plan, the 2012 Amended and Restated Stock Incentive Plan, the 2012 Dividend Equivalent Plan and accompanying award agreements; and (iii) participation agreements for any participating NEO under the nonqualified deferred compensation plan.

(2)	Under the terms of Mr. Launer’s employment agreement, severance is payable in the form of salary continuation. For Mr. Launer, amounts in this column assume that the employer elected to pay Mr. Launer his continued base salary for an additional period of 270 days provided that Mr. Launer agreed with the restrictive covenants in his employment agreement for the duration of the additional period. Under the terms of the employment agreements with Messrs. Krishnan and O’Shaughnessy, severance pays out in a lump sum. Amounts payable in this column are subject to the executive executing and not revoking a release of claims against the employer. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”.

(3)	Amounts in this column include, if provided in an employment agreement with the NEO, a pro rata bonus for the year of termination upon certain types of terminations. The full bonus would not be earned until December 31, 2013.

(4)	Amounts in this column assume the triggering event took place on September 30, 2013.

For certain qualifying terminations and a change-in-control event, (i) the value of FGLH stock options is calculated by multiplying the number of vested options (including any unvested options that would accelerate on a qualifying termination or change-in-control event) by the excess of the fair market value of FGLH common stock on September 30, 2013 over the applicable exercise price per share and (ii) the value of FGLH restricted stock is calculated based on the fair market value of FGLH common stock on September 30, 2013. The fair market value of a share of FGLH common stock on September 30, 2013 is $63.55. The following table details the valuations of the outstanding unvested equity awards determined using the fair market value of a share of FGLH stock on September 30, 2013 for qualifying terminations and/or a change in control event, assuming the accelerated vesting of all unvested awards:

Name	FGLH Stock Options Granted on November 2, 2011	FGLH Stock Options Granted on January 29, 2013	FGLH Restricted Stock Granted on January 29, 2013
Leland C. Launer, Jr.	$751,018	$1,281,817	$449,807
Rajesh Krishnan	$204,906	$108,500	$215,752
John P. O’Shaughnessy	$193,116	$89,267	$177,559
John A. Phelps, II	$204,906	$76,916	$152,965
Wendy J.B. Young	$63,135	$43,950	$87,381

The following table details the estimated valuations of the unvested dividend equivalent awards on September 30, 2013 for a change in control event, assuming the accelerated vesting of the awards:

Name	2011 Dividend Equivalents	2012 Dividend Equivalents
Leland C. Launer, Jr.	$661,463	$697,667
Rajesh Krishnan	$180,472	$78,961
John P. O’Shaughnessy	$170,088	$64,970
John A. Phelps, II	$180,472	$55,977
Wendy J.B. Young	$55,607	$31,983

(5)	For any participating NEO, the vested balance of the deferred compensation accounts will be distributed upon death, disability or separation from service.

(6)	Amounts include any accrued vacation as of September 30, 2013, which would be paid out upon a termination. For Messrs. Krishnan, and O’Shaughnessy, this amount also includes payments by us to the insurance provider equal to the amount due for COBRA coverage payments for a period of time equal to the number of weeks of severance payments.

(7)	With respect to the options to purchase Class A common stock of FGLH granted on November 2, 2011: On a termination of employment “without cause” or, in the case of Mr. Launer only, by the executive for “good reason”, any unvested FGLH options will immediately vest as of the termination date. All vested options to purchase Class A common stock of FGLH held by any NEOs as of the termination date (including as a result of accelerated vesting) will be settled in cash following the next scheduled valuation date of FGLH.

With respect to the options to purchase Class B common stock of FGLH granted on January 29, 2013: (i) For the NEOs other than Mr. Launer, upon a termination of employment “without cause”, any unvested options to purchase Class B common stock of FGLH will be immediately forfeited and canceled as of the termination date, and (ii) for Mr. Launer, upon a termination of employment “without cause” or upon his resignation for “good reason”, any unvested options to purchase Class B common stock of FGLH will immediately vest as of the termination date. All vested options to purchase Class B common stock of FGLH held by any NEOs as of the termination date (including, for Mr. Launer only, as a result of accelerated vesting) will be settled in cash following the next scheduled valuation date of FGLH.

With respect to the restricted shares of Class B common stock of FGLH granted on January 29, 2013: (i) For the NEOs other than Mr. Launer, upon a termination of employment “without cause”, any unvested restricted shares of Class B common stock of FGLH will be immediately forfeited and canceled as of the termination date, and (ii) for Mr. Launer, upon a termination of employment “without cause” or upon his resignation for “good reason”, any unvested restricted shares of Class B common stock of FGLH will immediately vest as of the termination date.

With respect to the dividend equivalents granted in 2011 and 2013: upon a termination of employment “without cause” or, in the case of Mr. Launer only, by the executive for “good reason”, (i) any dividend equivalents held by an NEO that have not vested on or before the termination date will be forfeited and terminate immediately and (ii) any vested dividend equivalents on the termination date will be cash settled.

(8)	On a voluntary resignation of an NEO, other than, in the case of Mr. Launer only, for “good reason”, the treatment of the FGLH equity is as follows: (i) for any outstanding FGLH options as of the termination date, (x) unvested FGLH options will be canceled and (y) vested FGLH options will be cashed out, and (ii) for any FGLH outstanding dividend equivalents held as of the termination date, (x) any unvested dividend equivalents will be forfeited and terminate immediately and (y) any vested dividend equivalents will be settled in cash.

(9)	Our stock incentive plans and dividend equivalent plans do not provide for accelerated vesting on death, disability or retirement.

(10)	As of September 30, 2013, none of our NEOs were retirement eligible.

(11)	In the case of a change in control of FGLH, we assume that the vesting of all FGLH options and dividend equivalents will be accelerated, although our compensation committee has the discretion to provide for alternative treatment of the awards. See footnote 4 above and “—Effect of Termination or Change in Control on FGLH Options” and “—Effect of Termination or Change in Control on Dividend Equivalents” above for more information.

(12)	Amounts include severance under our general severance policy, which is available to all of our employees (who are not otherwise party to an employment agreement) and does not discriminate in favor of our NEOs. Our general severance policy is a discretionary policy that provides for a lump sum severance payment equal to two weeks’ base salary for each full year of continuous service, with a minimum payment of four weeks’ base salary upon an involuntary termination as a result of position elimination or restructuring.

(13)	Mr. Ward’s employment was terminated on July 16, 2013 by reason of voluntary termination. Amounts in this row are in respect of actual compensation paid to Mr. Ward in connection with his termination. Amounts in this row exclude any compensation paid in respect of Mr. Ward’s voluntary exercise of his vested FGLH options upon his termination.

Changes to Compensation in Connection with the Offering

Treatment of Awards under the Amended and Restated FGLH Stock Incentive Plan

In November 2013, our compensation committee approved certain changes to the outstanding equity awards in respect of FGLH common stock under the Amended and Restated Stock Incentive Plan. The effect of these changes, which are effective immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, subject in each case to the completion of this offering, is to convert the awards into cash settled equity awards such that FGLH will continue to remain our wholly owned subsidiary from and after the effective date of this offering. The modifications also ensure that our NEOs and other employees will realize the value of their current equity holdings, which may not otherwise be possible since there is no public market for FGLH common stock. The modifications to the outstanding FGLH equity awards granted under the Amended and Restated Stock Incentive Plan, as determined by our compensation committee, are as follows:

•

All vested options to purchase Class A common stock of FGLH granted in November 2011 to our NEOs and in April 2012 to our directors will be cash settled upon exercise. Upon exercise, the holder will receive a cash payment equal to the excess of the fair market value of a share of Class A common stock of FGLH over the exercise price of the option.

•

All vested options to purchase Class B common stock of FGLH granted on January 29, 2013 to our NEOs and in May 2013 to our directors will be cash settled upon exercise. Upon exercise, the holder will receive a cash payment equal to the excess of the fair market value of a share of Class B common stock of FGLH over the exercise price of the option.

•

The Amended and Restated Stock Incentive Plan will be further amended and restated to allow for the grant of restricted stock units under the plan, with each unit representing a contractual right to receive the fair market value of a share of Class B common stock of FGLH upon vesting and settlement.

•

All outstanding restricted shares of Class B common stock of FGLH held by our NEOs and directors will be canceled, subject to the consent of each holder. For each canceled share, we will issue a restricted stock unit, which will vest on the same dates as set forth in the restricted stock agreement and will be settled in cash upon vesting based on the fair market value of a share of Class B common stock of FGLH.

•

We will amend the 2012 DEP to eliminate the performance vesting criteria associated with the dividend equivalent awards granted under the plan. After this amendment takes effect, the dividend equivalents under the 2012 DEP awarded to our NEOs and directors will vest and pay out if the holder continues in our employment (or to provide services as a director) through March 31, 2016.

Post-Offering Compensation

Philosophy and Objectives

We intend to continue to provide our comprehensive executive compensation program following the completion of this offering based on four clear principles. Our compensation programs will:

•	Align our executives’ incentives with stockholder interests;

•	Drive business performance and results;

•	Support our business culture and business structure; and

•	Deliver competitive total compensation.

Following the completion of this offering, we will ensure that our pay-for-performance philosophy continues by developing focused performance metrics that reward our NEOs for achieving the critical business objectives that drive long-term sustainable growth. This philosophy will encourage long-term share ownership by offering competitive levels of share-based compensation when business targets are met. We will accomplish these objectives by implementing competitive compensation programs after the completion of this offering. These programs are discussed in detail below.

Omnibus Plan

From and after the offering, we plan to grant equity-based awards to our NEOs and other employees under the Fidelity & Guaranty Life 2013 Stock Incentive Plan (the “Omnibus Plan”). Our board of directors has adopted the Omnibus Plan, which we expect to be effective the day immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, subject to the completion of this offering. The following description summarizes some of the relevant terms of the plan.

Purpose; Types of Awards. The purpose of the Omnibus Plan is to promote our long-term growth and profitability by (i) providing incentives to improve stockholder value and to contribute to our growth and financial success, and (ii) enabling us to attract, retain and reward the best available persons for positions of substantial responsibility. To accomplish this purpose, the Omnibus Plan permits the granting of awards in the form of incentive stock options, non-statutory options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, performance-based awards, dividend equivalents and any combination of the foregoing.

Shares Subject to the Omnibus Plan. A total of five percent (5%) of our outstanding shares of common stock immediately after the consummation of this offering, or 2,837,500 shares, will be reserved and available for issuance under the Omnibus Plan. If a stock award granted under the plan is forfeited, expires, terminates, otherwise lapses or is settled in cash, the shares of common stock underlying that award will again become available for issuance under the plan. The aggregate number of shares of common stock that may be granted under the Omnibus Plan to any single individual during a fiscal year may not exceed one and one-half percent (1.5%) of our outstanding shares of common stock immediately after consummation of this offering, or 851,250 shares.

Administration of the Omnibus Plan. The Omnibus Plan will be administered by our compensation committee. Subject to the terms of the Omnibus Plan, our compensation committee will, subject to any necessary board of directors authorization, approve grants to employees and directors under the plan, and determine the participants, the dates of grant, the numbers and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. In addition, our compensation committee will interpret the Omnibus Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the plan or any awards granted under the plan as it deems to be appropriate. Our compensation committee may also delegate certain of its powers, responsibilities or duties in respect of the plan to our Chief Executive Officer or our other senior officers if permitted by law. In addition, a subcommittee will be established to the extent necessary to comply with Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Rule 16b-3 under the Securities Exchange Act of 1934.

Types of Awards. The types of awards that may be made under the Omnibus Plan are described below. These awards may be made singly or in combination, as part of compensation awards or performance awards, or both. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by our compensation committee, in its sole discretion subject to certain limitations provided in the Omnibus Plan. Each award will be evidenced by an award agreement, which will govern that award’s terms and conditions.

Performance Shares. An award of performance shares entitles the recipient to receive a number of shares of our common stock equal to a number of shares identified upon the issuance of the award multiplied, upon vesting, by a performance factor representing the level of achievement over a stated performance period of the Company, or any subsidiary or affiliate or other business division.

Restricted Stock. A restricted stock award is an award of outstanding shares of our common stock that is subject to transfer and/or forfeiture restrictions for a period of time. During the period that any restrictions apply, the transfer of restricted shares is generally prohibited. Participants holding restricted shares will generally have the same voting and dividend rights as any other stockholder.

Restricted Stock Units. A restricted stock unit is an unfunded, unsecured contractual right to receive shares of our common stock, cash or other property at a future date, subject to such terms and conditions as our compensation committee may determine.

Non-Statutory Stock Options. A non-statutory stock option entitles the recipient to purchase shares of our common stock at a fixed exercise price. The exercise price per share will be determined by the compensation committee but will not be less than 100% of the fair market value of our common stock on the date of grant. Fair market value will generally be the closing price of our common stock on the NYSE on the date of grant. Non-statutory stock options under the Omnibus Plan generally must be exercised within ten years from the date of grant. A non-statutory stock option is an option that does not meet the qualifications of an incentive stock option as described below.

Incentive Stock Option. An incentive stock option is a stock option that meets the requirements of Section 422 of the Internal Revenue Code. Incentive stock options may be granted only to employees and the aggregate fair market value of common stock determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right entitles the recipient to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the stock appreciation right (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares of common stock subject to the stock appreciation right. Stock appreciation rights may be granted to a recipient in tandem with non-statutory options (or, in the case of incentive stock options, with consent from the participant) or on a free-standing basis. Tandem stock appreciation rights will generally have substantially similar terms and conditions as the options with which they are granted. The participant has none of the rights of a stockholder with respect to any stock represented by a SAR prior to the exercise of the SAR.

Unrestricted Shares. We may grant or sell to any participant unrestricted shares of our common stock under the Omnibus Plan.

Dividend Equivalents. A dividend equivalent is a right to receive payments, based on dividends with respect to shares of our common stock. Dividend equivalents may be granted to participants in tandem with another award or as freestanding awards.

Adjustments. In the event of a reclassification, recapitalization, stock split, reverse stock split, stock dividend, combination of shares or other similar event, the maximum number and kind of shares of common stock reserved for issuance or with respect to which awards may be granted under the Omnibus Plan will be adjusted to reflect such event, and our compensation committee will make such adjustments as it deems appropriate and equitable in the number, kind and price of shares of common stock covered by outstanding awards made under the Omnibus Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.

Change in Control. In the event of any proposed change in control (as defined in the Omnibus Plan), our compensation committee will take any action as it deems appropriate and equitable to effectuate the purposes of the Omnibus Plan and to protect the participants who hold outstanding awards under the plan, which action may include, without limitation, any one or more of the following to the extent permitted by Section 409A of the Internal Revenue Code: (i) acceleration of vesting; (ii) acceleration or change of the exercise and/or expiration dates of any award to require that settlement be made, if at all, prior to the change in control; (iii) cancellation of any award upon payment to the holder in cash of the fair market value of the stock subject to such award as of the date of (and, to the extent applicable, as established for purposes of) the change in control, less the aggregate exercise price, if any, of the award; and (iv) in any case where equity securities of another entity are proposed to be delivered in exchange for or with respect to our common stock, arrangements to have such other entity replace the awards granted hereunder with awards with respect to such other securities, with appropriate adjustments in the number of shares subject to, and the exercise prices under, the award.

Clawback/Recoupment. Awards under the Omnibus Plan may be subject to recoupment or clawback as may be required by applicable law, or any recoupment or “clawback” policy we may institute.

Amendment and Termination. The board of directors, without further approval of the stockholders, may amend or terminate the Omnibus Plan or any portion of the plan at any time and from time to time; however, no amendment will become effective without prior approval of our stockholders to increase the number of shares of common stock subject to the Omnibus Plan or if stockholder approval is required under the terms of the Omnibus Plan or is necessary to comply with any tax or regulatory requirement or rule of any exchange or national automated quotation system upon which our common stock is listed or quoted (including for this purpose stockholder approval that is required for continued compliance with Rule 16b-3) or stockholder approval that is required to enable the compensation committee to grant incentive stock options under the Omnibus Plan. Our compensation committee may make minor or administrative amendments to the Omnibus Plan as well as amendments that may be dictated by requirements of U.S. federal or state laws applicable to us or that may be authorized or made desirable by such laws. Our compensation committee may amend any outstanding award in any manner as provided in the Omnibus Plan and to the extent that the compensation committee would have had the authority to make such award as so amended. No amendment to the Omnibus Plan or any award may adversely affect the right of any participant with respect to a previously granted award without the participant’s written consent.

2013 Equity Grants

FGL Options and Restricted Shares

Our compensation committee approved certain grants to our plan participants be made on the close of business on the day the registration statement, of which this prospectus forms a part, becomes effective (subject to the consummation of the offering), and, in the case of the NEOs, subject to approval of the grant by the independent subcommittee of our compensation committee, consisting of two directors who each qualify as “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and “outside directors” under Section 162(m) of the Internal Revenue Code. For each of our NEOs, our compensation committee approved the grant of FGL options and restricted shares under the Omnibus Plan set forth in the table below, subject to the conditions set forth above (related to this offering and approval by the independent subcommittee). The amounts approved for grant in connection with the offering were calculated as a percentage of base salary, which was determined based on the NEO’s position, as well as a supplemental option award to Mr. Krishnan. See “—Elements of Our Executive Compensation Program—Long-Term Incentives” for a discussion of the target amounts for our annual equity grants. In addition, our CEO will also receive supplementary FGL equity awards for services in his role as director of FGL as described under “—Director Compensation Post-Offering” below. The number of options and restricted shares will be calculated by dividing the approved dollar value under the headings “FGL Options to be Granted” and “FGL Restricted Shares to be Granted”, respectively, by the fair market value of our common stock on the date of grant.

Name	Percentage of Base Salary Approved 2013	Total Dollar Value of FGL Equity Grant		FGL Options to be Granted		FGL Restricted Shares to be Granted
Leland C. Launer, Jr.	100%	$700,000	[1]	$350,000		$350,000
Rajesh Krishnan	50%	$195,410		$46,660	[2]	$148,750
John P. O’Shaughnessy	40%	$130,000		$19,500		$110,500
John A. Phelps, II	40%	$130,000		$19,500		$110,500
Wendy J.B. Young	40%	$120,000		$18,000		$102,000

[1]	Excludes director grants.
[2]	Includes supplemental option grant.

The FGL options and restricted stock will vest pro rata on the first three anniversaries of the grant date, subject to the NEO’s continued employment through each vesting date.

Performance RSU Grant

Our compensation committee approved the form of Performance RSU grant agreement under the Omnibus Plan pursuant to which grants of performance restricted stock units (the “Performance RSUs”) will be granted to all of our NEOs and select other senior executives. The Performance RSU grants will be made on the close of business on the day the registration statement, of which this prospectus forms a part, becomes effective (subject to the consummation of the offering), and, in the case of the NEOs and other recipients, subject to approval of the grant by the independent subcommittee of our compensation committee.

The grant of Performance RSUs will further incentivize the NEOs to increase stockholder value and align the compensation of our NEOs with the long-term growth and profitability of our company. In addition, the Performance RSUs have retentive value to us since recipients will be required to remain employed by us and our subsidiaries in order to realize the value of the award at the end of the three-year performance period. The agreement governing the Performance RSUs outlines a three-year performance period and performance metrics which include a minimum threshold, target, stretch goal and maximum earning for two key metrics of Annual Operating Income (AOI) and Return On Equity (ROE) for the October 1, 2013 through September 30, 2016 performance period. The payout percentage for reaching these achievement levels are as follows:

Achievement Level Against Target	Payout Percentage
Minimum	50%
Target	100%
Stretch	175%
Maximum	200%

The performance measures will be evaluated independently by the independent subcommittee of our compensation committee. The subcommittee will determine the extent to which the performance measures have been met following the end of the performance period, and the number of Performance RSUs earned and vested. Performance RSUs shall not be deemed to have been earned until the subcommittee’s determination and certification as to the attainment of the performance measures have been completed.

If the applicable performance measure is attained for the applicable fiscal year is between the minimum achievement level and the target achievement level, between the target achievement level and the stretch achievement level, or between the stretch achievement level and the maximum achievement level (each term, as defined in the Performance RSU grant agreement), the applicable payout percentage shall be adjusted on a straight line basis to reflect the position of the actual attainment level between the two achievement levels. For example, if the performance measure attained for a fiscal year is exactly between the minimum achievement level and the target achievement level, the applicable payout percentage would be 75%. Similarly, if the performance measure attained for a fiscal year is exactly between the target achievement level and the stretch achievement level, the applicable payout percentage would be 137.5%.

At the end of the performance period, the number of Performance RSUs in the grantee’s account will be adjusted so that the total number of Performance RSUs is determined as the sum of the following:

(1) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Adjusted Operating Income (as defined in the performance RSU grant agreement) for Fiscal Year 2014; plus

(2) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Adjusted Operating Income for Fiscal Year 2015; plus

(3) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Adjusted Operating Income for Fiscal Year 2016; plus

(4) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Return on Equity for Fiscal Year 2014; plus

(5) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Return on Equity for Fiscal Year 2015; plus

(6) The number of Performance RSUs as of the grant date, multiplied by 50%, multiplied by 33-1/3%, multiplied by the applicable percentage based on attained Return on Equity for Fiscal Year 2016.

Performance RSUs to be Granted to NEOs

Our compensation committee approved grants of Performance RSUs to the NEOs to be made on the close of business on the day the registration statement, of which this prospectus forms a part, becomes effective (subject to the consummation of the offering and approval by the independent subcommittee), valued at no less than the aggregate dollar amounts set forth in the table below. The compensation committee may increase the size of the performance RSU grants prior to completion of this offering.

Name	Minimum Dollar Value of FGL Performance RSU Grant
Leland C. Launer, Jr.	$1,500,000
Rajesh Krishnan	$1,000,000
John P. O’Shaughnessy	$1,000,000
John A. Phelps, II	$1,000,000
Wendy J.B. Young	$1,000,000

Vesting

Performance RSUs which are earned will become vested on September 30, 2016, provided that the NEO remains in our continuous employment from the grant date through such date. On an involuntary termination of employment by us without cause, the NEO will become vested in his or her Performance RSUs through the fiscal year prior to the fiscal year in which the termination of employment occurred and will forfeit the remaining Performance RSUs. If the NEO terminates employment for any other reason with us prior to September 30, 2016, the grantee will forfeit all of the Performance RSUs.

New Employment Agreements and Amendment and Restatement of Existing Employment Agreements

In November 2013, FGL Services entered into an amended and restated employment agreement with each of Messrs. Krishnan and O’Shaughnessy, which amended and restated their prior employment agreements with the predecessor entity of FGL Services, and a new employment agreement with each of John Phelps II and Wendy J.B. Young. Entry into the amended and restated and new employment agreements was approved by our compensation committee and the board of directors of FGL Services in November 2013, subject to the consummation of this offering. The amended and restated and new employment agreements are described above in “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with Named Executive Officers”.

Compensation of Directors for Fiscal Year 2013

The following table provides summary information concerning compensation paid or accrued by us to our non-employee directors for services rendered to us during Fiscal Year 2013. In Fiscal Year 2013, employee directors did not receive separate compensation for their service as directors.

Current Board Member Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All other Compensation ($)(5)(6)	Total ($)
Omar M. Asali .	—	—	—	—	—	—	—
William Bawden	21,250	—	—	—	—	—	21,250
Kostas (Gus) Cheliotis	—	—	—	—	—	—	—
Phillip J. Gass	—	—	—	—	—	—	—
Kevin J. Gregson	70,000	10,701	1,995	—	—	3,382	86,078
William P. Melchionni	73,750	10,701	1,995	—	—	3,382	89,828
L. John H. Tweedie	—	—	—	—	—	—	—
Thomas W. Williams	—	—	—	—	—	—	—

Former Board Member Name
Fred Cohen(7)	63,750	—	—	—	—	7,165	70,915
Ian Estus(8)	—	—	—	—	—	—	—
Keith M. Hladek(9)	—	—	—	—	—	—	—
Robin Roger(10)	—	—	—	—	—	—	—

(1)	For Messrs. Bawden and Gregson, the “Fees Earned or Paid in Cash” amounts reflect director fees.

(2)	For Mr. Cohen, the “Fees Earned or Paid in Cash” amount includes (a) a director fee of $52,500 and (b) an Audit Committee Chair of FGLH fee of $11,250, in each case paid prior to his separation from service. For Mr. Melchionni, the “Fees Earned or Paid in Cash” amount includes (a) a director fee of $70,000 and (b) an Affiliate Transaction Committee Chair of FGLH fee in respect of the period beginning on July 1, 2013 of $3,750.

(3)	Messrs. Gregson and Melchionni each received a grant of 175 restricted shares of Class B common stock of FGLH in May 2013 under the Amended and Restated Stock Incentive Plan. The amounts reported in this column are based on the aggregate grant date fair value computed in accordance with ASC Topic 718. See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements.

(4)	Messrs. Gregson and Melchionni each received a grant of 300 options to purchase shares of Class B Common Stock of FGLH in May 2013 under the Amended and Restated Stock Incentive Plan. The amounts reported in this column are based on the aggregate grant date fair value computed in accordance with ASC Topic 718. See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements.

(5)	Amounts in this column reflect the accelerated vesting of Mr. Cohen’s outstanding FGLH options and his exercise of such FGLH options in connection with his termination. Mr. Cohen received cash on exercise and did not receive any shares of FGLH.

(6)	Messrs. Gregson and Melchionni each received a grant of 475 dividend equivalents pursuant to the 2012 DEP in May 2013.

(7)	Mr. Cohen is no longer a director of the Company effective as of June 27, 2013.

(8)	Mr. Estus is no longer a director of the Company effective as of June 27, 2013.

(9)	Mr. Hladek is no longer a director of the Company effective as of September 27, 2013.

(10)	Mrs. Roger is no longer a director of the Company effective as of September 27, 2013.

Narrative to the Director Compensation Table

In Fiscal Year 2013, our non-employee directors were paid director’s fees at the rate of $70,000 annually, with an additional $15,000 fee annually to non-employee directors serving as committee chair. In Fiscal Year 2013, the directors received the amounts set forth in the Director Compensation Table. Mr. Cohen received a director’s fee of $52,500 and an Audit Committee Chair fee of $11,250, in each case paid prior to his separation from service. Mr. Melchionni received a director’s fee of $70,000 and an Affiliate Transaction Committee Chair of FGLH fee (in respect of the period beginning on July 1, 2013) of $3,750. Mr. Gregson received a director’s fee of $70,000, and Mr. Bawden received a director’s fee of $21,250. In addition, in Fiscal Year 2013, Messrs. Gregson and Melchionni were each awarded 300 options to purchase Class B common stock of FGLH, 175 restricted shares of Class B common stock of FGLH, in each case pursuant to the Amended and Restated Stock Incentive Plan, and 475 dividend equivalent awards under the 2012 DEP. From immediately prior to the effectiveness of the registration statement, of which this prospectus forms a part, and subject to the completion of this offering, the equity awards and dividend equivalent rights held by our directors will be treated as described above in “—Changes to Compensation in Connection with the Offering—Treatment of Awards under the Amended and Restated FGLH Stock Incentive Plan”.

In connection with Mr. Cohen’s separation from service, we accelerated the vesting of his outstanding options to purchase Class A common stock of FGLH. Mr. Cohen received $7,165 in cash upon exercise and did not receive any shares of FGLH.

Director Compensation Post-Offering

Our board of directors and shareholders have approved certain changes to director compensation in connection with this offering, to reflect the following:

Annual Cash Retainer for Non-Employee and Employee Directors, including the CEO	Additional Cash Retainers	Annual Equity Awards for Non-Employee and Employee Directors, including the CEO	Other
$75,000 payable at the start of each quarter (starting October 1, 2013)	• Chairman - $30,000 • Audit Committee Chair - $25,000 • Other Committee Chair - $25,000 • Committee Members - $15,000	$75,000 (equity to be granted on the effective date of the registration statement, of which this prospectus forms a part, subject to the completion of this offering)	Reimbursement for out-of-pocket expenses in connection with meetings, board duties, etc.

For Fiscal Year 2014 the directors will have the option to elect their cash compensation be paid in shares of our common stock which will be granted on the effective date of the registration statement, of which this prospectus forms a part, subject to the completion of this offering. In addition, for Fiscal Year 2014 only, for any directors electing to receive their cash compensation in shares of our common stock, the directors will be granted a “gross up” amount of additional shares to offset the taxes associated with electing to receive compensation in shares.

These modifications to director compensation were modeled after the 2011 U.S. Director and Board Practices Report issued by The Conference Board, which detailed the director compensation practices of other publicly held insurance companies. This change was approved by our board of directors and shareholders in November 2013.

Relationship of Compensation Policies and Practices to Risk Management

We adhere to compensation policies and practices that are designed to support a strong risk management culture. We have reviewed our compensation programs, policies and practices for employees and have determined that risks arising from such programs, policies and practices are not reasonably likely to have a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in the sections entitled “Management”, and “Executive Compensation”, the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which (i) we have been or are to be a participant, (ii) the amount involved exceeded or will exceed $120,000 and (iii) any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household had or will have a direct or indirect material interest. The list of certain relationships and related party transactions excludes Front Street’s investments in loans originated by Salus in 2013 and the loan to the HGI subsidiary EXCO Resources, Inc. because we transferred ownership in Front Street to HGI effective as of August 9, 2013.

Policies and Procedures for Related Person Transactions

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of an independent committee of our board. We expect that this policy will provide procedures for the approval of transactions with related persons as set forth in the rules and regulations of the SEC as well as “Affiliate Transactions” that require approval pursuant to the covenants set forth in the indenture governing the Senior Notes.

Related Person Transactions

Harbinger Ownership; Indemnification

HGI currently owns all of the outstanding shares of our common stock and has four representatives, Phillip J. Gass, Omar M. Asali, Kostas Cheliotis and Thomas A. Williams, on our board of directors (the “HGI directors”). We expect that immediately following this offering a majority of our board of directors will continue to be affiliated with us and HGI. The HGI directors are considered related persons in the transactions involving HGI described below as a result of their affiliation with HGI and us. Other than as described below, the HGI directors do not have any direct interest in any of the transactions described below. In addition, our bylaws provide for the indemnification of our directors, including the HGI directors, to the fullest extent permitted by law against liabilities and expenses incurred in connection with any threatened, pending or completed claim or proceeding, whether brought by or in the right of the company or otherwise, in which a director is involved because he or she is or has been a director. Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in corporate opportunities that are presented to HGI. See “Description of Capital Stock—Corporate Opportunities”.

Since our inception in 2011, we have utilized the services of the management and staff of HGI and also share office space with HGI. We recorded approximately $17,000 and $25,000 as contributed capital for such services for the years ended September 30, 2013 and September 30, 2012. We believe these allocations were made on a reasonable basis; however, they do not necessarily represent the costs that we could incur on a stand-alone basis.

Reinsurance Transaction

On December 31, 2012, following approval by the MIA, the insurance regulator in FGLIC’s state of domicile at the time, GLIC entered into the Cayman Reinsurance Agreement with Front Street, at the time, an indirect wholly owned subsidiary of FGL. Pursuant to the Cayman Reinsurance Agreement, Front Street reinsured approximately 10%, or approximately $1.4 billion of FGLIC policy liabilities as of September 30, 2013. Under the terms of the agreement, Front Street paid an initial ceding allowance of $15.0 million which was determined to be fair and reasonable according to an independent third-party actuarial firm. The coinsurance agreement was on a funds withheld basis, meaning that funds were withheld by FGLIC from the coinsurance premium owed to Front Street as collateral for Front Street’s payment obligations. Accordingly, the collateral assets remain under the ultimate ownership of the FGLIC. FIAM, an asset management company indirectly owned by HGI, manages certain of the collateral assets on behalf of Front Street. Front Street is responsible for the payment of FIAM’s asset management fees, which totaled $3.4 million for Fiscal Year 2013. As of September 30, 2013, Front Street had $145.8 million (unaudited) of regulatory capital and surplus. The effects of this transaction have been eliminated in FGL’s consolidated financial statements for periods prior to August 9, 2013.

Loan Participation Agreement

FGLIC participates in loans originated by Salus, a company indirectly owned by HGI that originates unaffilated senior secured asset-based loans to third-party borrowers. Pursuant to a participation agreement among FGLIC, Front Street and Salus dated January 1, 2013, FGLIC expects to participate in up to and in excess of $300.0 million of unaffiliated loans originated by Salus in 2013, of which $157.0 million was outstanding as of September 30, 2013. Pursuant to a participation agreement among FGLIC and Salus dated January 20, 2012, FGLIC participated in certain loans originated by Salus in 2012. In February and September 2013, Salus completed CLO securitizations and FGLIC sold the majority of its 2012 and 2013 participation interests to the CLO and acquired $111.5 million and $121.0 million, respectively, of ABS as part of the securitization. Messrs. Cheliotis and Gass, who are both HGI directors, each made investments for his own account in the September 2013 CLO securitization. As of September 30, 2013, the outstanding balance on the remaining loans underlying the 2012 participation interests is $27.4 million. In addition to the participation in loans originated by Salus, FGLIC also agreed to provide Salus with financing in the form of a $20 million term loan and a revolving loan of $10.0 million of which $10.0 million remains undrawn as of September 30, 2013. See Note 16 to our audited consolidated financial statements for additional information about the Salus loans.

Term Loan Agreement

On February 25, 2009, prior to the FGLH Acquisition, FGLH borrowed $225.0 million under a term loan agreement with OMGUK. OMGUK assigned its interest in this agreement to FGL in connection with the FGLH Acquisition. On February 28, 2013, FGLH entered into a termination and release agreement with FGL whereby FGL notified FGLH of its election to convert the note payable to equity. Accordingly, FGLH converted the balance of the note payable as of December 30, 2012 of $209.8 million to equity on February 28, 2013. This resulted in an increase in FGLH’s paid-in capital without issuance of stock as it is our wholly owned subsidiary of FGL. No gain or loss was recognized on the conversion of the debt.

Distributions

Prior to the statutory conversion of Harbinger F&G, LLC into Fidelity & Guaranty Life, Harbinger F&G LLC distributed its ownership interests in its wholly owned subsidiaries, HGI Real Estate, LLC, a Delaware limited liability company, and Front Street, to HGI effective as of August 9, 2013. HGI Real Estate, LLC had no net assets as of the distribution date. The carrying value of Front Street’s net assets as of the distribution date was $128.9 million. Harbinger F&G, LLC also distributed and assigned to HGI all of its rights, title, interests, liabilities and obligations under its litigation against OMGUK related to a claimed $50 million purchase price adjustment in connection with the FGLH Acquisition.

EXCO Acquisition

In connection with the acquisition by HGI Energy Holdings, LLC, a subsidiary of HGI, of EXCO Resources, Inc., on February 14, 2013, FGLIC and Front Street loaned $100.0 million to the HGI subsidiary of which $20.0 million is part of the Front Street funds withheld account investments. The loan was rated “B-” by Fitch, and matures on February 14, 2021 and pays interest at a rate of 9.0% annually. In accordance with Maryland insurance law, FGLIC’s state of domicile at the time, the terms of the loan were determined to be fair and reasonable to FGLIC. See Note 13 to our audited consolidated financial statements for additional information about the HGI subsidiary loan.

Registration Rights Agreement

In connection with the offering, we expect to enter into a registration rights agreement with HGI. The registration rights agreement will grant HGI specified demand registration rights with respect to our common stock. As a result, HGI may require us to use reasonable best efforts to effect the registration under the Securities Act of the shares of our common stock which they own, at our own expense. The registration rights agreement also provides that we will indemnify HGI in connection with the registration of our common stock.

Tax Sharing Agreement

We expect to enter into a customary tax sharing agreement with HGI pursuant to which we will compensate HGI for the discharge of our (and those of our consolidated subsidiaries) tax obligations and be compensated for the use of our (and those of our consolidated subsidiaries) favorable tax attributes.

PRINCIPAL STOCKHOLDER

Prior to the completion of this offering, all shares of our common stock were beneficially owned by HGI, whose principal offices are located at 450 Park Avenue, 30th Floor, New York, NY 10022. After the completion of this offering, HGI will beneficially own 47,000,000 shares of our common stock, or approximately 82.8% of our outstanding common stock, assuming the underwriters’ over-allotment option is not exercised. We have granted the underwriters a 30-day option to purchase up to an additional 1,462,500 shares of our common stock to cover over-allotments. If the underwriters exercise this option in full, HGI will beneficially own approximately 80.7% of our outstanding stock.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of undesignated preferred stock, par value $0.01 per share. Upon completion of this offering there will be 56,750,000 shares of our common stock issued and outstanding (assuming no exercise of the underwriters’ over-allotment option and not including any shares of common stock issuable under our Omnibus Plan).

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated by-laws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the completion of this offering and will be filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the shareholders;

•

to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative. Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the indenture governing the Senior Notes. See “Dividend Policy”.

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of September 30, 2013, we had 47,000,000 shares of common stock outstanding, which reflects a 4,700-for-1 stock split of our shares of common stock effected on November 26, 2013, and one holder of record of common stock.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our shareholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our shareholders.

Annual Shareholders Meeting

Our amended and restated by-laws will provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of shareholders will decide all other matters voted on by shareholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of our Certificate of Incorporation, By-Laws and Delaware Law

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Classified Board of Directors. Upon completion of this offering, in accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under our amended and restated by-laws, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors, but in no event may the number of directors be less than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated by-laws will also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate secretary at the request of the holders of at least 50% of the outstanding shares of our common stock until HGI ceases to own at least 50% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of the stockholders, provided that stockholder action may be taken by written consent in lieu of a meeting until HGI ceases to own at least 50% of the outstanding shares of our common stock.

Removal of Directors. Our amended and restated certificate of incorporation will provide that directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors.

Stockholder Advance Notice Procedure. Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary (x) not earlier than 120 days prior to the meeting or (y) no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by us.

Amendments to Certificate of Incorporation and By-Laws. The DGCL generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation will provide that, upon HGI ceasing to own more than 50% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including, among other things, the provisions governing the liability and indemnification of directors, corporate opportunities, the elimination of stockholder action by written consent and the prohibition on the rights of stockholders to call a special meeting.

In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of the holders of (x) as long as HGI owns more than 50% of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 66 2/3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Authorized but Unissued Shares of Capital Stock

Common Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Insurance Regulations Concerning Change of Control

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or insurance holding company that is domiciled or, in some cases, having such substantial business that it is deemed to be commercially domiciled in that state.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends, unlawful stock repurchases, or unlawful redemptions); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a shareholder will be unable to prosecute an action for monetary damages against a director unless the shareholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any shareholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our shareholders.

Our amended and restated by-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by the DGCL and other applicable law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Prior to the offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to HGI or any of its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither HGI nor its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of the Company, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company. Shareholders will be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s shareholders by any of the Company’s directors, officers, employees or agents, (iii) any action asserting a claim against the Company arising under the DGCL or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a shareholder of the Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “FGL”.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering, 56,750,000 shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining 47,000,000 shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-up Agreements

We, our directors, our executive officers, certain of our other officers and HGI have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the underwriters, offer, sell, issue, contract to sell, contract to purchase, grant an option, right or warrant to purchase, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. See “Underwriting (Conflicts of Interest)”.

Upon the expiration of the applicable lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration Rights Agreement

HGI will have the right, subject to the lock-up agreements described above, to require to us to register shares of our common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement”.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 567,500 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Beginning 90 days after the date of this prospectus, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144, including the public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Stock Options and Restricted Shares

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under our Omnibus Plan. Please see “Executive Compensation—Post-Offering Compensation—Omnibus Plan” for additional information regarding this plan. Shares registered under the registration statement on Form S-8 will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the lock-up agreements described above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this Offering and hold such common stock as a capital asset. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift, unearned income Medicare contribution or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•

a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain. Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding”.

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

1.	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

2.	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

3.	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding”.

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” (generally including an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a “FATCA Agreement”) or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its “substantial” U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not a person required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2013, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Jefferies LLC
Macquarie Capital (USA) Inc.
RBC Capital Markets, LLC
Nomura Securities International, Inc.
Sandler O’Neill & Partners, L.P.
Sterne, Agee & Leach, Inc.
Cantor Fitzgerald & Co.
Dowling & Partners Securities LLC

Total	9,750,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,462,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering, the representative may change the public offering price and selling concession.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $5.5 million. We have agreed to reimburse the underwriters for expenses of up to $50,000 related to clearance of this offering with FINRA.

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

The underwriters have reserved for sale at the initial public offering price up to 5% of the offered shares of common stock for employees, directors and other persons associated with us through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof and issuances pursuant to the exercise of such options. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC waive, in writing, such an extension.

Our officers, directors and HGI have agreed that they will not, subject to limited exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC waive, in writing, such an extension.

The restrictions under the lock-up agreements will apply to shares of common stock purchased by an executive officer or director in the directed share program.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the NYSE under the symbol “FGL”.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representative expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market prices of, and demand for, publicly-traded common stock of companies generally;

•	the general condition of the securities markets at the time of the offering; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, NBI, an affiliate of Nomura Securities International, Inc., issued a letter of credit and a subsidiary of NBI issued trust notes in connection with our Raven Reinsurance Agreement and had received certain structuring fees therewith. See “Business—Reserve Facilities—The CARVM Facility.” In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, or derivatives or other securities based on our annuities and life insurance products, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Conflicts of Interest

Jefferies LLC, one of the participating underwriters, is a wholly owned subsidiary of Leucadia National Corporation, which through subsidiaries beneficially owns more than 10% of HGI’s outstanding shares of common stock, and more than 5% of the net proceeds of this offering will be used to pay a dividend to HGI. See “Use of Proceeds”. As a result, FINRA deems Jefferies LLC to have a “conflict of interest” within the meaning of Rule 5121. Rule 5121 permits Jefferies LLC to participate in the offering notwithstanding this conflict of interest because the offering satisfies Rule 5121(a)(1)(A). In accordance with Rule 5121, Jefferies LLC will not sell our common stock to a discretionary account without receiving written approval from the account holder.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Fidelity & Guaranty Life and subsidiaries (Successor) as of and for the years ended September 30, 2013 and 2012 and for the period from April 6, 2011 through September 30, 2011, and of Fidelity & Guaranty Life Holdings, Inc. (Predecessor) for the period January 1, 2011 through April 5, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon ther authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investor Relations” portion of our Internet website home.fglife.com. Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2013 and 2012	F-3

Consolidated Statements of Operations for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011.

F-4

Consolidated Statements of Comprehensive Income for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-5

Consolidated Statements of Changes in Shareholder’s Equity for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-6

Consolidated Statements of Cash Flows for the years ended September 30, 2013 and 2012, the period from April 6, 2011 through September 30, 2011, and the period from January 1, 2011 through April 5, 2011

F-7
Notes to Consolidated Financial Statements	F-8
Schedule I—Summary of Investments—Other than Investments in Related Parties	F-58
Schedule II—Condensed Financial Information of Parent Only	F-59
Schedule III—Supplementary Insurance Information	F-62
Schedule IV—Reinsurance	F-63

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Fidelity & Guaranty Life:

We have audited the accompanying consolidated balance sheets of Fidelity & Guaranty Life and subsidiaries (formerly, Harbinger F&G, LLC) (Successor) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows for the years ended September 30, 2013 and 2012 and the period April 6, 2011 through September 30, 2011, and of Fidelity & Guaranty Life Holdings, Inc. and subsidiaries (formerly, Old Mutual U.S. Life Holdings, Inc) (Predecessor) for the period January 1, 2011 through April 5, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I to IV. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity & Guaranty Life and subsidiaries (Successor) as of September 30, 2013 and 2012, and the results of their operations and their cash flows for the years ended September 30, 2013 and 2012 and the period April 6, 2011 through September 30, 2011, and Fidelity & Guaranty Life Holdings, Inc. and subsidiaries (Predecessor) for the period January 1, 2011 through April 5, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Successor acquired the Predecessor on April 6, 2011. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with ASC 805, “Business Combinations,” for the Successor as a new entity with assets, liabilities and a capital structure not comparable to prior periods.

/s/ KPMG LLP

November 21, 2013, except for Note 19, as to which the date is November 26, 2013

Baltimore, MD

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2013	September 30, 2012
ASSETS
Investments:
Fixed maturity securities, available-for-sale, at fair value	$15,541,526	$16,088,913
Equity securities, available-for-sale, at fair value	271,075	248,087
Derivative investments	221,758	200,667
Other invested assets	188,180	18,814

Total investments	16,222,539	16,556,481
Related party loans and investments	119,044	182,069
Cash and cash equivalents	1,204,334	1,054,588
Contingent purchase price receivable	—	41,000
Accrued investment income	159,287	191,577
Reinsurance recoverable	3,728,632	2,363,083
Intangibles, net	563,758	273,543
Deferred tax assets	226,351	279,636
Other assets	205,230	48,371

Total assets	$22,429,175	$20,990,348

LIABILITIES AND SHAREHOLDER’S EQUITY
Contractholder funds	$15,248,216	$15,290,475
Future policy benefits	3,556,808	3,614,788
Funds withheld for reinsurance liabilities	1,407,713	54,690
Liability for policy and contract claims	51,456	91,082
Long-term debt	300,000	—
Other liabilities	700,097	648,532

Total liabilities	21,264,290	19,699,567

Shareholder’s equity:
Common stock ($.01 par value, 500,000,000 shares authorized, 47,000,000 shares issued and outstanding at September 30, 2013; no shares authorized, issued and outstanding at September 30, 2012)	—	—
Additional paid-in capital	527,124	415,576
Retained earnings	524,871	440,723
Accumulated other comprehensive income	112,890	434,482

Total shareholder’s equity	1,164,885	1,290,781

Total liabilities and shareholder’s equity	$22,429,175	$20,990,348

See accompanying notes to consolidated financial statements

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Revenues:
Premiums	$58,740	$55,297	$39,002	$53,684
Net investment income	707,997	716,271	369,840	232,634
Net investment gains (losses)	517,613	410,000	(166,891)	84,485
Insurance and investment product fees and other	61,545	40,251	48,915	23,783

Total revenues	1,345,895	1,221,819	290,866	394,586

Benefits and expenses:
Benefits and other changes in policy reserves	532,954	777,372	247,632	228,729
Acquisition and operating expenses, net of deferrals	109,831	123,920	75,840	23,130
Amortization of intangibles	184,479	160,656	(11,115)	131,703

Total benefits and expenses	827,264	1,061,948	312,357	383,562

Operating income (loss)	518,631	159,871	(21,491)	11,024
Interest expense	(11,494)	(2,556)	(1,926)	(5,922)
Bargain purchase gain from business acquisition	—	—	158,341	—
Gain on contingent purchase price reduction	—	41,000	—	—
Other income	232	201	31	—

Income before income taxes	507,369	198,516	134,955	5,102
Income tax (expense) benefit	(159,708)	145,658	41,744	7,802

Net income	$347,661	$344,174	$176,699	$12,904

Net income per common share:
Basic and diluted	$7.40	NM (a)	NM (a)	NM (a)
Weighted average common shares used in computing net income per common share:
Basic and diluted	47,000,000	NM (a)	NM (a)	NM (a)

Supplemental disclosures:
Total other-than-temporary impairments	$(2,940)	$(24,336)	$(17,466)	$(2,939)
Less non-credit portion of other-than-temporary impairments included other comprehensive income	—	(1,529)	500	—
Net other-than-temporary impairments	(2,940)	(22,807)	(17,966)	(2,939)
Gain (losses) on derivative instruments	174,645	146,052	(170,752)	65,313
Other realized investment gains	345,908	286,755	21,827	22,111

Total net investment gains (losses)	$517,613	$410,000	$(166,891)	$84,485

(a)	NM—Not meaningful under prior capital structure.

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Net income	$347,661	$344,174	$176,699	$12,904

Other comprehensive income (loss):
Unrealized investment (losses) gains:
Change in unrealized investment (losses) gains before reclassification adjustment	(488,622)	906,473	420,929	76,739
Net reclassification adjustment for (gains) losses included in net income	(333,426)	(263,948)	(3,861)	(19,172)

Changes in unrealized investment (losses) gains after reclassification adjustment	(822,048)	642,525	417,068	57,567
Adjustments to intangible assets	327,293	(218,454)	(172,057)	(71,018)
Changes in deferred tax valuation allowance	—	—	—	750
Changes in deferred income tax asset/liability	173,163	(148,469)	(85,709)	4,606

Net unrealized (loss) gain on investments	(321,592)	275,602	159,302	(8,095)

Non-credit related other-than-temporary impairment:
Changes in non-credit related other than-temporary impairment	—	(1,529)	500	16,053
Adjustments to intangible assets	—	586	(206)	(13,966)
Changes in deferred income tax asset/liability	—	330	(103)	(730)

Net non-credit related other than-temporary impairment	—	(613)	191	1,357

Other, net of tax	—	—	—	290

Net change to derive comprehensive (loss) income for the period	(321,592)	274,989	159,493	(6,448)

Comprehensive income, net of tax	$26,069	$619,163	$336,192	$6,456

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(In thousands)

	Common Stock	Additional Paid-in Capital / Contributed Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Equity
(Predecessor)

Balances at December 31, 2010	—	$1,754,571	$(437,595)	$27,663	$1,344,639
Net income	—	—	12,904	—	12,904
Unrealized investment gains, net	—	—	—	(8,095)	(8,095)
Non-credit related other-than-temporary impairments	—	—	—	1,357	1,357
Other	—	—	—	290	290

Balances at April 5, 2011	—	$1,754,571	$(424,691)	$21,215	$1,351,095

(Successor)
Balances at April 6, 2011	—	$491	$(20,150)	—	$(19,659)
Net income	—	—	176,699	—	176,699
Unrealized investment gains, net	—	—	—	159,302	159,302
Non-credit related other-than-temporary impairments	—	—	—	191	191
Capital contributions from Harbinger Group Inc.	—	377,152	—	—	377,152
Capital contributions from Harbinger Capital Partners Master Fund I, Ltd. to Front Street Re, Ltd.	—	1,716	—	—	1,716
Dividend	—	—	(20,000)	—	(20,000)

Balances at September 30, 2011	—	$379,359	$136,549	$159,493	$675,401
Net income	—	—	344,174	—	344,174
Unrealized investment gains, net	—	—	—	275,602	275,602
Non-credit related other-than-temporary impairments	—	—	—	(613)	(613)
Stock compensation	—	163	—	—	163
Capital contributions from Harbinger Group Inc.	—	36,054	—	—	36,054
Dividends	—	—	(40,000)	—	(40,000)

Balances at September 30, 2012	—	$415,576	$440,723	$434,482	$1,290,781
Capital contributions from Harbinger Group Inc.	—	111,711	—	—	111,711
Dividends	—	—	(93,654)	—	(93,654)
Distributions to Harbinger Group Inc. and subsidiaries	—	—	(169,859)	—	(169,859)
Issuance of common stock	—	—		—	—
Net income	—	—	347,661	—	347,661
Unrealized investment gains, net	—	—	—	(321,592)	(321,592)
Stock compensation	—	(163)	—	—	(163)

Balances at September 30, 2013	—	$527,124	$524,871	$112,890	$1,164,885

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor			Predecessor
	Fiscal Year Ended
	September 30, 2013	September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Cash flows from operating activities:
Net income	$347,661	$344,174	176,699	12,904
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bargain purchase gain from business acquisition	—	—	(158,341)	—
Gain on contingent purchase price reduction	—	(41,000)	—	—
Net recognized (gains) losses on investments	(517,613)	(410,000)	166,891	(84,485)
Amortization of intangibles	184,479	160,656	(11,115)	131,703
Depreciation of properties	3,938	2,846	1,685	—
Stock-based compensation	5,896	163	—	—
Amortization of debt issuance costs	1,693	—	—	—
Amortization of fixed maturity discounts and premiums	16,747	86,943	59,937	4,602
Deferred income taxes	187,025	(220,047)	(40,869)	(8,492)
Deferred policy acquisition costs	(147,402)	(194,900)	(41,152)	(25,012)
Interest credited/index credits and other changes to contractholder account balances	378,370	586,814	140,004	155,172
Charges assessed to contractholders for mortality and administration	(31,520)	(14,932)	(28,358)	(8,157)
Cash transferred to reinsurers	—	(176,770)	(52,585)	—
Changes in operating assets and liabilities:
Reinsurance recoverable	(1,400,566)	(89,078)	(39,446)	(1,908)
Accrued investment income	31,788	15,224	1,674	(22,151)
Future policy benefits	(57,980)	16,580	(6,337)	(9,337)
Funds withheld from reinsurers	1,517,739	—	—	—
Liability for policy and contract claims	(39,626)	34,432	(3,750)	(1,336)
Collateral returned (posted)	72,000	49,339	(148,420)	—
Other operating	(216,916)	149,581	(41,925)	130,443

Net cash provided by (used in) operating activities	335,713	300,025	(25,408)	273,946
Cash flows from investing activities:
Cash acquired of $1,040,470 in 2011, net of acquisition cost of $345,000	—	—	695,470	—
Proceeds from investments, sold, matured or repaid:
Fixed maturities	8,920,083	5,723,266	1,468,427	616,799
Equity securities	68,731	110,157	13,768	2,393
Derivative investments and other invested assets	317,648	157,563	86,437	44,736
Cost of investments acquired:
Fixed maturities	(8,896,688)	(5,583,495)	(1,285,951)	(397,032)
Equity securities	(132,562)	(56,595)	—	—
Derivative investments and other invested assets	(328,032)	(141,603)	(66,905)	(24,390)
Related party loans and investments	(34,929)	(150,069)		—
Capital expenditures	(4,062)	—	(1,745)	—
Other investing activities, net	—	(6,209)	(6,642)	—

Net cash (used in) provided by investing activities	(89,811)	53,015	902,859	242,506

Cash flows from financing activities:
Contractholder account deposits	1,361,757	2,040,512	494,956	200,509
Contractholder account withdrawals	(1,715,850)	(1,979,558)	(959,961)	(472,816)
Capital contributions	111,711	4,030	378,868	—
Settlement of note payable	—	(95,000)	—	—
Advances from Harbinger Group Inc.	—	(49,339)	49,339	—
Drawdown of revolving credit facility from affiliate	—	—	—	21,296
Dividends paid	(93,654)	(40,000)	(20,000)	—
Distributions to Harbinger Group Inc. and subsidiaries	(47,065)	—	—	—
Proceeds from issuance of new debt	300,000	—	—	—
Debt issuance costs	(10,195)	—	—	—
Payment of deferred offering costs	(2,860)	—	—	—

Net cash used in financing activities	(96,156)	(119,355)	(56,798)	(251,011)

Change in cash & cash equivalents	149,746	233,685	820,653	265,441
Cash and cash equivalents at beginning of period	1,054,588	820,903	250	639,247

Cash and cash equivalents at end of period	$1,204,334	$1,054,588	$820,903	$904,688

Supplemental disclosures of cash flow information
Interest paid	$—	$2,556	$1,926	$23,296
Income taxes paid	3,683	8,059	—	—
Distribution of non-cash net assets to Harbinger Group Inc. and subsidiaries	122,794	—	—	—

See accompanying notes to consolidated financial statements.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(1)    Basis of Presentation and Nature of Operations

Fidelity & Guaranty Life (formerly, Harbinger F&G, LLC (“HFG”)) (“FGL” and, collectively with its subsidiaries, the “Company”) is a direct, wholly owned subsidiary of Harbinger Group Inc. (“HGI”). HGI is a diversified holding company focused on obtaining controlling equity stakes in companies that operate across a diversified set of industries. HGI’s shares of common stock trade on the New York Stock Exchange (“NYSE”) under the symbol “HRG”.

Dollar amounts in the accompanying footnotes are presented in thousands, unless otherwise noted.

FGL was formed on August 3, 2010 under the name of Harbinger OM, LLC, a Delaware limited liability company, which was at that time wholly-owned by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), a 42.8% holder of the outstanding common stock (representing a 32.0% voting interest) of HGI as of September 30, 2013. On March 9, 2011, the Master Fund contributed its 100% membership interest in Harbinger OM, LLC to HGI pursuant to a transfer agreement discussed further in Note 16. In connection therewith, the Master Fund transferred to FGL its 100% ownership of FS Holdco Ltd. (“FS Holdco”), the ultimate parent company of Front Street Re Ltd. (“Front Street”), a Bermuda-based reinsurer. On April 8, 2011, HGI caused the name of “Harbinger OM, LLC” to be changed to “Harbinger F&G, LLC”. The Company did not have any significant activities in the period prior to April 5, 2011, other than incurring acquisition related expenses of $19,938 which are not reflected in the Consolidated Statement of Operations but included in the Consolidated Statement of Changes in Shareholder’s Equity as the acquisition expenses were recognized by the Company during the pre-acquisition period from October 1, 2010 to April 5, 2011.

The contribution of FGL, including FS Holdco and Front Street, to HGI is considered a transaction between entities under common control of the Master Fund under Accounting Standard Codification (“ASC”) Topic 805, “Business Combinations,” and is accounted for similar to the pooling of interest method. In accordance with the guidance in ASC Topic 805, the assets and liabilities transferred between entities under common control are recorded by the receiving entity based on their carrying amounts (or at the historical cost basis of the parent, if these amounts differ). Accordingly, FS Holdco and Front Street are reflected in the accompanying consolidated financial statements at the historical cost basis of the Master Fund, as if they were held by HFG from their inception. Other than FS Holdco and Front Street through August 9, 2013, HFG had no assets, liabilities or operations at the date it was contributed to HGI. As of September 20, 2010, Front Street had received cumulative capital contributions of $491 from the Master Fund and incurred general administrative start-up costs of $212 which are reflected in the opening balances of contributed capital and accumulated deficit, respectively, in the accompanying Consolidated Statement of Equity for the year ended in September 20, 2011.

As discussed further in Note 18, on April 6, 2011 (the “FGLH Acquisition Date”), the Company acquired Fidelity & Guaranty Life Holdings, Inc. (formerly, Old Mutual U.S. Life Holdings, Inc.), a Delaware corporation (“FGLH”), from OM Group (UK) Limited (“OMGUK”). Such acquisition (the “FGLH Acquisition”) has been accounted for using the acquisition method of accounting. Accordingly, the results of FGLH’s operations have been included in the Company’s financial statements commencing April 6, 2011.

As discussed further in Note 16, on August 9, 2013, the Company distributed its ownership interests in its wholly-owned subsidiaries, HGI Real Estate, LLC, and FS Holdco, to HGI and subsidiaries. Beginning on August 9, 2013 with the distribution of FS Holdco, the Company’s financials reflected the 10% reinsurance agreement, whereby FGL cedes 10% of its in-force annuity block not already reinsured on a funds withheld basis. On August 23, 2013 the Company also distributed and assigned to HGI all of its rights in the interests, liabilities and obligations under its litigation against OMGUK related to claimed $50 million purchase price adjustment in connection with the FGLH Acquisition.

As discussed further in Note 10, on August 26, 2013, Harbinger F&G, LLC a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion and renamed itself Fidelity &

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Guaranty Life (the “LLC Conversion”). As a result of the statutory conversion, HGI, the sole member of Harbinger F&G, LLC became the holder of all shares of FGL’s common stock (prior to the statutory conversion, Harbinger F&G, LLC had no shares of common stock). After the statutory conversion to a corporation occurred, the officers of FGLH were appointed as the officers of Fidelity & Guaranty Life.

FGLH’s primary business is the sale of individual life insurance products and annuities through independent agents, managing general agents, and specialty brokerage firms and in selected institutional markets. FGLH’s principal products are deferred annuities (including fixed indexed annuity (“FIA”) contracts), immediate annuities and life insurance products. FGLH markets products through its wholly-owned insurance subsidiaries, Fidelity & Guaranty Life Insurance Company (“FGL Insurance”) and Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”), which together are licensed in all fifty states and the District of Columbia.

In these financial statements, “Successor” refers to the Company and “Predecessor” refers to FGLH prior to the FGLH Acquisition. The accompanying financial statements are presented for Successor and Predecessor periods, which relate to the accounting periods after and before April 6, 2011, respectively, the date of the closing of the FGLH Acquisition. For periods after April 6, 2011, the accompanying financial statements comprise the consolidated financial statements of the Company, which include the accounts of the Company and its subsidiaries including FGLH and their subsidiaries. For comparative purposes, FGLH consolidated financial statements have been included in the accompanying financial statements for the period prior to April 6, 2011 and include the consolidated accounts of FGLH and their subsidiaries. FGLH’s financial performance and financial condition reflected in these accompanying financial statements may not be indicative of the Company’s financial performance and financial condition in the future.

The Company’s business consists primarily of fixed rate annuities and, accordingly, there is only one reporting segment. Premiums and annuity deposits (net of coinsurance), which are not included as revenues (except for traditional premiums) in the accompanying Consolidated Statements of Operations, collected during the year ended September 30, 2013, September 30, 2012, the Successor period from April 6, 2011 to September 30, 2011, and the Predecessor period from January 1, 2011 to April 5, 2011, by product type were as follows:

	Successor			Predecessor
	Year Ended
Product Type	September 30, 2013	September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Fixed indexed annuities	$983,050	$1,614,211	$314,521	$125,815
Fixed rate annuities	37,973	64,718	26,423	15,845
Single premium immediate annuities	7,295	7,844	3,659	940
Life insurance(1)	118,898	85,919	93,264	64,265

	$1,147,216	$1,772,692	$437,867	$206,865

(1)	Life insurance includes Universal Life (“UL”) and traditional life insurance products.

Prior to its acquisition by the Company, FGLH had a fiscal year end of December 31. The Company has a fiscal year end of September 30. Accordingly, the Company is presenting audited financial statements for the fiscal year ended September 30, 2011, the transition period, which includes the results of the Predecessor and Successor in the accompanying financial statements.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(2)    Significant Accounting Policies and Practices

Principles of Consolidation

The accompanying audited consolidated financial statements include the accounts of FGL and all other entities in which FGL has a controlling financial interest (none of which are variable interest entities). All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Insurance Premiums

The Company’s insurance premiums for traditional life insurance products are recognized as revenue when due from the contractholder. The Company’s traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of term life insurance and certain annuities with life contingencies.

Premium collections for fixed indexed and fixed rate annuities, indexed universal life (“IUL”) policies and immediate annuities without life contingency are reported as deposit liabilities (i.e., contractholder funds) instead of as revenues. Similarly, cash payments to policyholders are reported as decreases in the liability for contractholder funds and not as expenses. Sources of revenues for products accounted for as deposit liabilities are net investment income, surrender and other charges deducted from contractholder funds, and net realized gains (losses) on investments.

Net Investment Income

Dividends and interest income, recorded in “Net investment income”, are recognized when earned. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in “Net investment income” over the contractual terms of the investments in a manner that produces a constant effective yield.

For mortgage-backed securities, included in the fixed maturity available-for-sale (“AFS”) securities portfolios, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date plus anticipated future payments. Any adjustments resulting from changes in effective yield are reflected in “Net investment income’’.

Net Investment Gains (Losses)

Net investment gains (losses) include realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of AFS investments, and gains and losses on derivative investments. Realized gains and losses on the sale of investments are determined using the specific identification method.

Product Fees

Product fee revenue from IUL products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and rider fees is assessed on a monthly basis and recognized as revenue when assessed and earned. Product fee revenue also includes surrender charges which are recognized and collected when the policy is surrendered.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. As of September 30, 2013 and 2012, cash equivalents were $0 and $2,250, respectively.

Investments

Investment Securities

The Company’s investments in debt and equity securities have been designated as AFS and are carried at fair value with unrealized gains and losses included in “Accumulated other comprehensive income” (“AOCI”), net of associated intangibles “shadow adjustments” (discussed in Note 7) and deferred income taxes.

FS Holdco held trading equity securities during the year ended September 30, 2013, however there were no trading securities held at September 30, 2013 and 2012. Trading securities were carried at fair value and changes in fair value were recorded in “Net investment gains (losses)” on the Consolidated Statement of Operations.

Available-for-Sale Securities—Other-Than-Temporary Impairments (“OTTI”)

The Company regularly reviews AFS securities for declines in fair value that it determines to be other-than-temporary. For an equity security, if the Company does not have the ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, it concludes that an other-than-temporary impairment has occurred and the cost of the equity security is written down to the current fair value, with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations. When assessing its ability and intent to hold an equity security to recovery, the Company considers, among other things, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, a fundamental analysis of the liquidity, business prospects and the overall financial condition of the issuer.

For its fixed maturity available-for-sale securities, the Company generally considers the following in determining whether its unrealized losses are other-than-temporarily impaired:

•	The estimated range and period until recovery;

•	Current delinquencies and nonperforming assets of underlying collateral;

•	Expected future default rates;

•	Collateral value by vintage, geographic region, industry concentration or property type;

•	Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

•	Contractual and regulatory cash obligations.

The Company recognizes OTTI on debt securities in an unrealized loss position when one of the following circumstances exists:

•	The Company does not expect full recovery of its amortized cost based on the estimate of cash flows expected to be collected;

•	The Company intends to sell a security; or

•	It is more likely than not that the Company will be required to sell a security prior to recovery.

If the Company intends to sell a debt security or it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

cost, the Company will conclude that an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations. If the Company does not intend to sell a debt security or it is more likely than not the Company will not be required to sell a debt security before recovery of its amortized cost basis and the present value of the cash flows expected to be collected is less than the amortized cost of the security (referred to as the credit loss), an other-than-temporary impairment has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations, as this amount is deemed the credit loss portion of the other-than-temporary impairment. The remainder of the decline to fair value is recorded in AOCI as unrealized other-than-temporary impairment on available-for-sale securities, as this amount is considered a non-credit (i.e., recoverable) impairment.

When assessing the Company’s intent to sell a debt security or if it is more likely than not the Company will be required to sell a debt security before recovery of its cost basis, the Company evaluates facts and circumstances such as, but not limited to, decisions to reposition the Company’s security portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing and tax planning strategies. In order to determine the amount of the credit loss for a security, the Company calculates the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows the Company expects to recover. The discount rate is the effective interest rate implicit in the underlying security. The effective interest rate is the original purchased yield or the yield at the date the debt security was previously impaired.

When evaluating mortgage-backed securities and asset-backed securities, the Company considers a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary. The most important factor is the performance of the underlying collateral in the security and the trends of that performance. The Company uses this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include type of underlying collateral (e.g., prime, Alternative A-paper (“Alt-A”), or subprime), geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, the Company then makes assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected, including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on the Company’s tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the present value of expected cash flows to amortized cost. To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required. The Company also considers the ability of monoline insurers to meet their contractual guarantees on wrapped mortgage-backed securities. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, then an impairment is recognized.

The Company includes on the face of the Consolidated Statements of Operations the total OTTI recognized in net investment gains (losses), with an offset for the amount of non-credit impairments recognized in AOCI. The Company discloses the amount of OTTI recognized in AOCI and other disclosures related to OTTI in Note 4 and the Consolidated Statements of Comprehensive Income.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Derivative Financial Instruments

The Company hedges certain portions of its exposure to product related equity market risk by entering into derivative transactions. All of such derivative instruments are recognized as either assets or liabilities in the accompanying Consolidated Balance Sheets at fair value. The change in fair value is recognized within “Net investment gains (losses)” in the accompanying Consolidated Statements of Operations.

The Company purchases financial instruments and issues products that may contain embedded derivative instruments. If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract for measurement purposes. The embedded derivative is carried at fair value with changes in fair value reported in the accompanying Consolidated Statements of Operations.

Intangible Assets

The Company’s intangible assets include value of business acquired (“VOBA”), deferred acquisition cost (“DAC”) and deferred sales inducements (“DSI”).

VOBA represents the estimated fair value of the right to receive future net cash flows from in-force contracts in a life insurance company acquisition at the Acquisition Date. DAC represents costs that are related directly to new or renewal insurance contracts, which may be deferred to the extent recoverable. These costs include incremental direct costs of contract acquisition, primarily commissions, as well as certain costs related directly to underwriting, policy issuance and processing. DSI represents up front bonus credits and vesting bonuses to policyholder account values, which are accounted for similarly to DAC and are recorded within the DAC asset balance.

The methodology for determining the amortization of DAC and VOBA varies by product type. For all insurance contracts accounted for under long-duration contract deposit accounting, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends. Under traditional insurance contract accounting, US GAAP requires that assumptions for these types of products not be modified unless recoverability testing deems them to be inadequate. DAC and VOBA amortization are reported within “Amortization of intangibles” in the accompanying Consolidated Statements of Operations.

DAC and VOBA for IUL and investment-type products are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits (“EGPs”) from investment income, surrender charges and other product fees, policy benefits, maintenance expenses, mortality net of reinsurance ceded and expense margins, and recognized gains (losses) on investments and changes in fair value of the coinsurance embedded derivative.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and IUL businesses. The DAC and VOBA balances are also periodically evaluated for recoverability to ensure that the unamortized portion does not exceed the expected recoverable amounts. At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised (“unlocking”) retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The carrying amounts of DAC and VOBA are adjusted for the effects of realized and unrealized gains and losses on debt securities classified as available-for-sale and certain derivatives and embedded derivatives. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, the Company performs a retrospective unlocking of DAC and VOBA amortization as actual margins vary from expected margins. This unlocking is reflected in the accompanying Consolidated Statements of Operations.

For investment-type products, the DAC and VOBA assets are adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included in AOCI.

Reinsurance

The Company’s insurance subsidiaries enter into reinsurance agreements with other companies in the normal course of business. The assets, liabilities, premiums and benefits of certain reinsurance contracts are presented on a net basis in the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations, respectively, when there is a right of offset explicit in the reinsurance agreements. All other reinsurance agreements are reported on a gross basis in the Company’s Consolidated Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of amounts for which the right of offset also exists. Premiums and benefits are reported net of insurance ceded.

Income Taxes

FGL and certain of its non-life insurance subsidiaries are included in the consolidated U.S. Federal income tax return of HGI. The Company’s life insurance subsidiaries file a consolidated life insurance income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has the ability and intent to recover in a tax-free manner assets (or liabilities) with book/tax basis differences for which no deferred taxes have been provided, in accordance with ASC Topic 740, “Income Taxes”. Accordingly, the Company did not provide deferred income taxes on the gain on contingent purchase price reduction of $41,000 in the year ended September 30, 2012 or on the bargain purchase gain of $158,341 on the FGLH Acquisition in the Successor period of April 6, 2011 to September 30, 2011.

The Company applies the accounting guidance for uncertain tax positions which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also provides information on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in “Income tax benefit” in the Company’s Consolidated Statements of Operations. The Company had no unrecognized tax benefits related to uncertain tax positions as of September 30, 2013 and 2012.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Contractholder Funds and Future Policy Benefits

The liabilities for contractholder funds and future policy benefits for deferred annuities, IUL and UL policies consist of contract account balances that accrue to the benefit of the contractholders, excluding surrender charges and other liabilities. The liabilities for FIAs consist of the value of the host contract plus the value of the embedded derivative. The embedded derivative is carried at fair value in “Contractholder funds” in the accompanying Consolidated Balance Sheets with changes in fair value reported in the accompanying Consolidated Statements of Operations. Liabilities for immediate annuities without life contingencies are the present value of future benefits.

The liabilities for future policy benefits and claim reserves for traditional life policies and life contingent pay-out annuity policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue.

Liabilities for the secondary guarantees on UL-type products or Investment-type contracts are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC and VOBA. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC and VOBA.

Federal Home Loan Bank of Atlanta Agreements

Contractholder funds include funds related to funding agreements that have been issued to the Federal Home Loan Bank of Atlanta (“FHLB”) as a funding medium for single premium funding agreements issued by the Company to the FHLB.

Funding agreements were issued to the FHLB in 2003, 2004, 2005, 2011 and 2012. The funding agreements (i.e., immediate annuity contracts without life contingencies) provide a guaranteed stream of payments. Single premiums were received at the initiation of the funding agreements and were in the form of advances from the FHLB. Payments under the funding agreements extend through 2022. The reserves for the funding agreements totaled $554,764 and $364,140 at September 30, 2013 and 2012, respectively, and are included in “Contractholder funds” in the accompanying Consolidated Balance Sheets.

In accordance with the agreements, the investments supporting the funding agreement liabilities are pledged as collateral to secure the FHLB funding agreement liabilities. The collateral investments had a fair value of $604,899 and $390,563 at September 30, 2013 and September 30, 2012, respectively.

Benefits and Other Changes in Policy Reserves

Benefit expenses for deferred annuity, FIA and IUL policies include benefit claims incurred during the period in excess of contract account balances. Other changes in policy reserves also include the change in reserves for life insurance products. For traditional life and immediate annuities, policy benefit claims are charged to expense in the period that the claims are incurred.

Retrospective Adjustments

As discussed further in Note 18, in 2012, the Company finalized the provisional acquisition accounting balances for the FGLH Acquisition, resulting in retrospective adjustments which increased the bargain purchase gain and net income by $7,264 for the Successor period of April 6, 2011 to September 30, 2011.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Recent Accounting Pronouncements Not Yet Adopted

Offsetting Assets and Liabilities

In December 2011, the FASB issued amended disclosure requirements for offsetting financial assets and financial liabilities to allow investors to better compare financial statements prepared under US GAAP with financial statements prepared under International Financial Reporting Standards. The new standards are effective for the Company beginning in the first quarter of its fiscal year ending September 30, 2014. The Company is currently evaluating the impact of this new accounting guidance on the disclosures included in its consolidated financial statements.

(3)     Significant Risks and Uncertainties

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results in future periods could differ from those estimates.

The Company’s significant estimates which are susceptible to change in the near term relate to (1) recognition of deferred tax assets and related valuation allowances (see Notes 13 and 18), (2) fair value of certain invested assets and derivatives including embedded derivatives (see Notes 4 and 5), (3) OTTI of available-for-sale investments (see Note 4), (4) amortization of intangibles (see Note 7), (5) estimates of reserves for loss contingencies, including litigation and regulatory reserves (see Note 11) and (6) reserves for future policy benefits and product guarantees.

The Company periodically, and at least annually, reviews the assumptions associated with reserves for policy benefits and products guarantees and amortization of intangibles. As part of the assumption review process that occurred in the September 2013, changes were made to the surrender rates, earned rates and future index credits to bring the assumptions in line with current and expected future experience. The change in assumptions resulted in a net increase in future expected margins and corresponding “unlocking” and amortization adjustments, increasing intangible assets and reducing the net intangible asset amortization by $33.1 million in Fiscal 2013. These assumptions are also used in the FIA embedded derivative reserve calculation and resulted in a decrease in benefits and other changes in policy reserves and a decrease in reserves of $45.3 million during Fiscal 2013, net of related intangible amortization.

Concentrations of Financial Instruments

As of September 30, 2013 and 2012, the Company’s most significant investment in one industry, excluding U.S. government securities, was its investment securities in the banking industry with a fair value of $1,892,103, or 11.7% and $2,000,355 or 12%, respectively, of the invested assets portfolio. The Company’s holdings in this industry include investments in 80 different issuers with the top ten investments accounting for 41.8% of the total holdings in this industry. As of September 30, 2013 and September 30, 2012 the Company had investments in 6 and 5 issuers that exceeded 10% of stockholders equity with a fair value of $788,696 and $710,069, or 4.9% and 4.3% of the invested assets portfolio, respectively. Additionally, the Company’s largest concentration in any single issuer as of September 30, 2013 and September 30, 2012 had a fair value of $150,716 and $152,876 or 0.9% and 0.9% of the invested assets portfolio, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Concentrations of Financial and Capital Markets Risk

The Company is exposed to financial and capital markets risk, including changes in interest rates and credit spreads which can have an adverse effect on the Company’s results of operations, financial condition and liquidity. The Company expects to continue to face challenges and uncertainties that could adversely affect its results of operations and financial condition.

The Company’s exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates, in the absence of other countervailing changes, will decrease the net unrealized gain position of the Company’s investment portfolio and, if long-term interest rates rise dramatically within a six to twelve month time period, certain of the Company’s products may be exposed to disintermediation risk. Disintermediation risk refers to the risk that policyholders may surrender their contracts in a rising interest rate environment, requiring the Company to liquidate assets in an unrealized loss position. This risk is mitigated to some extent by the high level of surrender charge protection provided by the Company’s products.

Concentration of Reinsurance Risk

The Company has a significant concentration of reinsurance with Wilton Reassurance Company (“Wilton Re”) (see Note 15) and Front Street RE (Cayman) Ltd. (“FSRCI”), an affiliate (see Note 15) that could have a material impact on the Company’s financial position in the event that Wilton Re and FSRCI fail to perform their obligations under the various reinsurance treaties. As of September 30, 2013 the net amount recoverable from Wilton Re was $1,337,741 and the net amount recoverable from FSRCI is $1,364,965. The Company monitors both the financial condition of individual reinsurers and risk concentration arising from similar geographic regions, activities and economic characteristics of reinsurers to reduce the risk of default by such reinsurers.

(4)    Investments

The Company’s debt and equity securities have been designated as available-for-sale and are carried at fair value with unrealized gains and losses included in AOCI, net of associated adjustments for VOBA, DAC and deferred income taxes. The Company’s consolidated investments at September 30, 2013 and September 30, 2012 are summarized as follows:

	September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$1,745,241	$24,529	$(5,176)	$1,764,594	$1,764,594
Commercial mortgage-backed securities	431,265	24,660	(1,596)	454,329	454,329
Corporates	9,314,661	288,702	(185,054)	9,418,309	9,418,309
Equities	274,647	6,683	(10,255)	271,075	271,075
Hybrids	412,640	19,481	(3,304)	428,817	428,817
Municipals	998,832	49,013	(40,835)	1,007,010	1,007,010
Agency residential mortgage-backed securities	96,452	2,397	(252)	98,597	98,597
Non-agency residential mortgage-backed securities	1,304,007	77,410	(13,394)	1,368,023	1,368,023
U.S. Government	998,530	7,174	(3,857)	1,001,847	1,001,847

Total available-for-sale securities	15,576,275	500,049	(263,723)	15,812,601	15,812,601
Derivative investments	141,664	88,461	(8,367)	221,758	221,758
Other invested assets	188,180	—	—	188,180	188,180

Total investments	$15,906,119	$588,510	$(272,090)	$16,222,539	$16,222,539

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities
Asset-backed securities	$1,010,938	$18,553	$(1,609)	$1,027,882	$1,027,882
Commercial mortgage-backed securities	520,043	36,178	(2,407)	553,814	553,814
Corporates	10,211,804	807,175	(9,968)	11,009,011	11,009,011
Equities	237,499	11,860	(1,272)	248,087	248,087
Hybrids	519,009	18,836	(9,550)	528,295	528,295
Municipals	1,083,231	141,854	(1,090)	1,223,995	1,223,995
Agency residential mortgage-backed securities	149,455	5,769	(334)	154,890	154,890
Non-agency residential mortgage-backed securities	629,122	35,799	(4,262)	660,659	660,659
U.S. Government	917,452	12,915	—	930,367	930,367

Total available-for-sale securities	15,278,553	1,088,939	(30,492)	16,337,000	16,337,000
Derivative investments	142,123	66,973	(8,429)	200,667	200,667
Other invested assets	18,814	—	—	18,814	18,814

Total investments	$15,439,490	$1,155,912	$(38,921)	$16,556,481	$16,556,481

Included in AOCI were cumulative unrealized gains of $851 and unrealized losses of $1,880 related to the non-credit portion of OTTI on non-agency residential mortgage-backed securities (“RMBS”) at September 30, 2013 and September 30, 2012. The non-agency RMBS unrealized gains and losses represent the difference between book value and fair value on securities that were previously impaired. There have been no impairments or write downs on any of the 2013 purchased non-agency RMBS securities.

Securities held on deposit with various state regulatory authorities had a fair value of $19,350 and $20,692 at September 30, 2013 and September 30, 2012, respectively.

The amortized cost and fair value of fixed maturity available-for-sale securities by contractual maturities, as applicable, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

	September 30, 2013
	Amortized Cost	Fair Value
Corporate, Non-structured Hybrids, Municipal and U.S. Government securities:
Due in one year or less	$978,494	$982,395
Due after one year through five years	2,739,091	2,805,778
Due after five years through ten years	2,972,452	3,000,940
Due after ten years	5,007,510	5,037,497

Subtotal	11,697,547	11,826,610

Other securities which provide for periodic payments:
Asset-backed securities	1,745,241	1,764,594
Commercial mortgage-backed securities	431,265	454,329
Structured hybrids	27,116	29,373
Agency residential mortgage-backed securities	96,452	98,597
Non-agency residential mortgage-backed securities	1,304,007	1,368,023

Total fixed maturity available-for-sale securities	$15,301,628	$15,541,526

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The Company’s available-for-sale securities with unrealized losses are reviewed for potential OTTI. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. The Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value.

The Company analyzes its ability to recover the amortized cost by comparing the net present value of cash flows expected to be collected with the amortized cost of the security. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions, based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized. The Company has concluded that the fair values of the securities presented in the table below were not other-than-temporarily impaired as of September 30, 2013.

The fair value and gross unrealized losses of available-for-sale securities, aggregated by investment category, were as follows:

	September 30, 2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$329,319	$(4,496)	$81,483	$(680)	$410,802	$(5,176)
Commercial-mortgage-backed securities	26,575	(525)	4,860	(1,071)	31,435	(1,596)
Corporates	3,457,206	(174,989)	185,956	(10,065)	3,643,162	(185,054)
Equities	118,609	(9,120)	32,240	(1,135)	150,849	(10,255)
Hybrids	52,027	(3,304)	—	—	52,027	(3,304)
Municipals	333,278	(27,359)	144,365	(13,476)	477,643	(40,835)
Agency residential mortgage-backed securities	9,791	(117)	1,148	(135)	10,939	(252)
Non-agency residential mortgage-backed securities	325,170	(12,224)	69,910	(1,170)	395,080	(13,394)
U.S. Government	753,899	(3,857)	—	—	753,899	(3,857)

Total available-for-sale securities	$5,405,874	$(235,991)	$519,962	$(27,732)	$5,925,836	$(263,723)

Total number of available-for-sale securities in an unrealized loss position less than twelve months						588

Total number of available-for-sale securities in an unrealized loss position twelve months or longer						78

Total number of available-for-sale securities in an unrealized loss position						666

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities
Asset-backed securities	$169,794	$(1,042)	$7,533	$(567)	$177,327	$(1,609)
Commercial-mortgage-backed securities	813	(853)	10,716	(1,554)	11,529	(2,407)
Corporates	411,310	(8,124)	45,482	(1,844)	456,792	(9,968)
Equities	—	—	44,513	(1,272)	44,513	(1,272)
Hybrids	13,407	(339)	107,707	(9,211)	121,114	(9,550)
Municipals	71,160	(1,090)	—	—	71,160	(1,090)
Agency residential mortgage-backed securities	1,754	(199)	6,110	(135)	7,864	(334)
Non-agency residential mortgage-backed securities	12,853	(289)	101,777	(3,973)	114,630	(4,262)

Total available-for-sale securities	$681,091	$(11,936)	$323,838	$(18,556)	$1,004,929	$(30,492)

Total number of available-for-sale securities in an unrealized loss position less than twelve months						100

Total number of available-for-sale securities in an unrealized loss position twelve months or longer						56

Total number of available-for-sale securities in an unrealized loss position						156

At September 30, 2013 and September 30, 2012, securities in an unrealized loss position were primarily concentrated in investment grade corporate debt instruments and municipals. Total unrealized losses were $263,723 and $30,492 at September 30, 2013 and September 30, 2012, respectively. The increase in the unrealized loss position is largely due to the increase in Treasury yields in the current fiscal year. 10 year US Treasury yields increased from 1.63% at September 30, 2012 to 2.64% at September 30, 2013. As a result, corporate debt holdings generally declined in value during this period. Management believes the increase in Treasury yields during the fiscal year is attributable to concerns about the cessation of liquidity measures being provided by the Federal Reserve.

At September 30, 2013 and September 30, 2012, securities with a fair value of $60,931 and $1,192, respectively, were depressed greater than 20% of amortized cost (excluding United States Government and United States Government sponsored agency securities), which represented less than 1% of the carrying values of all investments.

The following table provides a reconciliation of the beginning and ending balances of the credit loss portion of OTTI on fixed maturity securities held by the Company for the year ended September 30, 2013 and September 30, 2012, for which a portion of the OTTI was recognized in AOCI:

	Year Ended
	September 30, 2013	September 30, 2012
Beginning Balance	$2,681	667
Increases attributable to credit losses on securities:
Other-than-temporary impairment was previously recognized	—	112
Other-than-temporary impairment was not previously recognized	—	1,902

Ending Balance	$2,681	2,681

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For the year ended September 30, 2013, the Company recognized impairment losses in operations totaling $2,940, including credit impairments of $757 and change-of-intent impairments of $2,183 and had an amortized cost of $9,623 and a fair value of $6,683 at the time of impairment.

For the year ended September 30, 2012, the Company recognized impairment losses in operations totaling $22,807, including credit impairments of $5,712 and change-of-intent impairments of $17,095 as well as non-credit losses in other comprehensive income totaling $1,529, for investments which experienced OTTI and had an amortized cost of $162,349 and a fair value of $138,013 at September 30, 2012.

For the Successor period April 6, 2011 through September 30, 2011, the Company recognized impairment losses in operations totaling $17,966, including credit impairments of $5,059 and change-of-intent impairments of $12,907 as well as non-credit gains totaling $500 in other comprehensive income, for investments which experienced other- than-temporary impairments and had an amortized cost of $103,312 and a fair value of $85,846 at the time of impairment.

For the predecessor period January 1, 2011 through April 5, 2011, the Company recognized impairment losses in operations totaling $2,939, for investments which experienced OTTI and had an amortized cost of $3,125 and fair value of $186 at the time of impairment.

Details underlying write-downs taken as a result of OTTI that were recognized in net income and included in net realized gains on securities were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
OTTI recognized in net income
Commercial mortgage-backed securities	$—	$—	$20	$2,695
Corporates	1,193	4,116	1,462	—
Equities	—	—	11,007	—
Hybrids	—	9,688	—	—
Non-agency residential mortgage-backed securities	1,246	7,531	5,059	2
Other assets	501	1,472	418	242

Total OTTI	$2,940	$22,807	$17,966	$2,939

The portion of OTTI recognized in AOCI is disclosed in the Statement of Comprehensive Income.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Net Investment Income

The major sources of “Net investment income” in the accompanying Consolidated Statements of Operations were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Fixed maturity available-for-sale securities	$684,734	$705,132	$364,771	$228,846
Equity available-for-sale securities	14,489	13,966	10,190	4,260
Related party loans	9,315	2,040	—	—
Policy loans	808	707	1,511	1,524
Invested cash and short-term investments	1,358	4,881	129	90
Other investments	13,558	1,179	326	1,764

Gross investment income	724,262	727,905	376,927	236,484
Investment expense	(16,265)	(11,634)	(7,087)	(3,850)

Net investment income	$707,997	$716,271	$369,840	$232,634

Net Investment Gains (Losses)

Details underlying “Net investment gains (losses)” reported in the accompanying Consolidated Statements of Operations were as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Net realized gains on fixed maturity available-for-sale securities	$331,889	$264,408	$16,912	$17,419
Realized gains (losses) on equity securities (including $8,559 on trading equity securities)	11,903	924	(10,977)	1,753

Net realized gains on securities	343,792	265,332	5,935	19,172

Realized gains (losses) on certain derivative instruments	145,413	(10,280)	(44,776)	19,565
Unrealized gains (losses) on certain derivative instruments	23,623	156,332	(125,976)	45,748
Change in fair value of reinsurance related embedded derivative	5,609	—	—	—

Realized gains (losses) on derivatives and reinsurance related embedded derivative	174,645	146,052	(170,752)	65,313

Realized (losses) on other invested assets	(824)	(1,384)	(2,074)	—

Net investment gains (losses)	$517,613	$410,000	$(166,891)	$84,485

For the year ended September 30, 2013, principal repayments, calls, tenders, and proceeds from the sale of fixed maturity available-for-sale securities totaled $8,920,083, gross gains on such sales totaled $350,951 and gross losses totaled $18,321, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For year ended September 30, 2012, principal repayments, calls, tenders, and proceeds from the sale of fixed maturity available-for-sale securities, including assets transferred to Wilton Re as discussed in Note 15, Reinsurance, totaled $4,602,958 gross gains on such sales totaled $295,923 and gross losses totaled $13,482, respectively.

For the Successor period of April 6, 2011 to September 30, 2011, proceeds from the sale of fixed maturity available-for-sale securities, totaled $1,803,964, gross gains on such sales totaled $41,989 and gross losses totaled $17,109, respectively.

For the Predecessor period January 1, 2011 to April 6, 2011, proceeds from the sale of fixed maturity available-for-sale securities, totaled $408,850, gross gains on such sales totaled $25,475 and gross losses totaled $7,662, respectively.

(5)    Derivative Financial Instruments

The carrying amounts (which equal fair value) of derivative instruments, including derivative instruments embedded in FIA contracts, is as follows:

	September 30, 2013	September 30, 2012
Assets:
Derivative investments:
Call options	$221,758	$200,667
Other Assets:
Reinsurance related embedded derivative	118,025	—

	$339,783	$200,667

Liabilities:
Contractholder funds:
FIA embedded derivative	$1,544,447	$1,550,805
Funds withheld for reinsurance liabilities:
Call options payable to FSRCI	22,833	—
Other liabilities:
Futures contracts	1,028	928

	$1,568,308	$1,551,733

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The change in fair value of derivative instruments included in the accompanying Consolidated Statements of Operations is as follows:

	Successor			Predecessor
	Year Ended		April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
	September 30, 2013	September 30, 2012
Revenues:
Net investment gains:
Call options	$151,571	$100,030	$(142,665)	$54,151
Futures contracts	17,465	46,022	(28,087)	11,162
Reinsurance related embedded derivative	5,609	—	—	—

	174,645	146,052	(170,752)	65,313
Net investment income:
Available-for-sale embedded derivatives	—	400	19	13

	174,645	146,452	(170,733)	65,326

Benefits and other changes in policy reserves:
FIA embedded derivatives	$(6,358)	$154,465	$(69,968)	$31,276

Additional Disclosures

FIA Contracts

The Company has FIA Contracts that permit the holder to elect an interest rate return or an equity index linked component, where interest credited to the contracts is linked to the performance of various equity indices, primarily the Standard and Poor’s (“S&P”) 500 Index. This feature represents an embedded derivative under US GAAP. The FIA embedded derivative is valued at fair value and included in the liability for contractholder funds in the accompanying Consolidated Balance Sheets with changes in fair value included as a component of “Benefits and other changes in policy reserves” in the Consolidated Statements of Operations.

The Company purchases derivatives consisting of a combination of call options and futures contracts on the applicable market indices to fund the index credits due to FIA contractholders. The call options are one, two and three year options purchased to match the funding requirements of the underlying policies. On the respective anniversary dates of the index policies, the index used to compute the interest credit is reset and the Company purchases new one, two or three year call options to fund the next index credit. The Company manages the cost of these purchases through the terms of its FIA contracts, which permit the Company to change caps, spreads or participation rates, subject to guaranteed minimums, on each contract’s anniversary date. The change in the fair value of the call options and futures contracts is generally designed to offset the portion of the change in the fair value of the FIA embedded derivative related to index performance. The call options and futures contracts are marked to fair value with the change in fair value included as a component of “Net investment gains.” The change in fair value of the call options and futures contracts includes the gains and losses recognized at the expiration of the instrument term or upon early termination and the changes in fair value of open positions.

Other market exposures are hedged periodically depending on market conditions and the Company’s risk tolerance. The Company’s FIA hedging strategy economically hedges the equity returns and exposes the Company to the risk that unhedged market exposures result in divergence between changes in the fair value of the liabilities and the hedging assets. The Company uses a variety of techniques, including direct estimation of market sensitivities and value-at-risk to monitor this risk daily. The Company intends to continue to adjust the hedging strategy as market conditions and the Company’s risk tolerance change.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Reinsurance Related Embedded Derivatives

Effective December 31, 2012, FGL Insurance entered into a modified coinsurance arrangement with FSRCI, meaning that funds were withheld by FGL Insurance. This arrangement creates an obligation for the FGL Insurance to pay FSRCI at a later date, which resulted in an embedded derivative. This embedded derivative is considered a total return swap with contractual returns that are attributable to assets and liabilities associated with this reinsurance arrangement. The fair value of the total return swap is based on the change in fair value of the underlying assets held in the funds withheld portfolio. Investment results for the assets that support the coinsurance with funds withheld reinsurance arrangement, including gains and losses from sales, are passed directly to the reinsurer pursuant to contractual terms of the reinsurance arrangement. The reinsurance related embedded derivative is reported in “Other assets” on the Consolidated Balance Sheets and the related gains or losses are reported in “Net investment gains (losses)” on the Consolidated Statements of Operations.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by its counterparties on the call options and reflects assumptions regarding this nonperformance risk in the fair value of the call options. The nonperformance risk is the net counterparty exposure based on the fair value of the open contracts less collateral held. The Company maintains a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.

Information regarding the Company’s exposure to credit loss on the call options it holds is presented in the following table:

		September 30, 2013				September 30, 2012
Counterparty	Credit Rating (Moody’s/ S&P)	Notional Amount	Fair Value	Collateral	Net Credit Risk	Notional Amount	Fair Value	Collateral	Net Credit Risk
Merrill Lynch	NA/A	$2,037,781	$70,695	$—	$70,695	$1,884,047	$64,101	$—	$64,101
Deutsche Bank	A2/A	1,620,404	51,667	23,000	28,667	1,816,532	61,704	—	61,704
Morgan Stanley	Baa1/A	2,264,136	75,729	49,000	26,729	1,634,686	51,630	—	51,630
Royal Bank of Scotland	A3/A	364,300	20,313	—	20,313	353,875	19,595	—	19,595
Barclay’s Bank	A2/A	120,789	3,354	—	3,354	131,255	3,081	—	3,081
Credit Suisse	A2/A–	—	—	—	—	10,000	556	—	556

		$6,407,410	$221,758	$72,000	$149,758	$5,830,395	$200,667	$—	$200,667

Collateral Agreements

The Company is required to maintain minimum ratings as a matter of routine practice under its ISDA agreements. Under some ISDA agreements, the Company has agreed to maintain certain financial strength ratings. A downgrade below these levels provides the counterparty under the agreement the right to terminate the open derivative contracts between the parties, at which time any amounts payable by the Company or the counterparty would be dependent on the market value of the underlying derivative contracts. The Company’s current rating allows multiple counterparties the right to terminate ISDA agreements. No ISDA agreements have been terminated, although the counterparties have reserved the right to terminate the ISDA agreements at any time. In certain transactions, the Company and the counterparty have entered into a collateral support agreement requiring either party to post collateral when the net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. As of September 30, 2013 counterparties posted $72,000 of collateral. As of September 30, 2012, no collateral was posted by the Company’s counterparties as they did not

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

meet the net exposure thresholds. Accordingly, the maximum amount of loss due to credit risk that the Company would incur if parties to the call options failed completely to perform according to the terms of the contracts was $149,758 and $200,667 at September 30, 2013 and September 30, 2012, respectively.

The Company held 1,693 and 2,835 futures contracts at September 30, 2013 and September 30, 2012, respectively. The fair value of futures contracts represents the cumulative unsettled variation margin (open trade equity net of cash settlements). The Company provides cash collateral to the counterparties for the initial and variation margin on the futures contracts which is included in “Cash and cash equivalents” in the accompanying Consolidated Balance Sheets. The amount of collateral held by the counterparties for such contracts was $5,861 and $9,820 at September 30, 2013 and September 30, 2012, respectively.

(6)    Fair Value of Financial Instruments

The Company’s measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which may include the Company’s own credit risk. The Company’s estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). The Company categorizes financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3— Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date based on the best information available in the circumstances.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lower level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The carrying amounts and estimated fair values of the Company’s consolidated financial instruments for which the disclosure of fair values is required, including financial assets and liabilities measured and carried at fair value on a recurring basis, with the exception of investment contracts, related party loans, portions of other invested assets and debt, are summarized according to the hierarchy previously described, as follows:

	September 30, 2013
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,204,334	$—	$—	$1,204,334	$1,204,334
Fixed maturity securities available-for-sale:
Asset-backed securities	—	1,518,066	246,528	1,764,594	1,764,594
Commercial mortgage-backed securities	—	448,694	5,635	454,329	454,329
Corporates	—	8,957,196	461,113	9,418,309	9,418,309
Hybrids	—	428,817	—	428,817	428,817
Municipals	—	1,007,010	—	1,007,010	1,007,010
Agency residential mortgage-backed securities	—	98,597	—	98,597	98,597
Non-agency residential mortgage-backed securities	—	1,368,023	—	1,368,023	1,368,023
U.S. Government	790,926	210,921	—	1,001,847	1,001,847
Equity securities available-for-sale	—	271,075	—	271,075	271,075
Derivative financial instruments	—	221,758	—	221,758	221,758
Reinsurance related embedded derivative	—	118,025	—	118,025	118,025
Related party loans	—	—	119,044	119,044	119,044
Other invested assets	—	—	188,180	188,180	188,180

Total financial assets at fair value	$1,995,260	$14,648,182	$1,020,500	$17,663,942	$17,663,942

Liabilities
Derivatives:
FIA embedded derivatives, included in contractor funds	$—	$—	$1,544,447	$1,544,447	$1,544,447
Derivative instruments—futures contracts	—	1,028	—	1,028	1,028
Investment contracts, included in contractholder funds	—	—	12,378,645	12,378,645	13,703,769
Call options payable for FSRCI, included in funds withheld for reinsurance liabilities	—	22,833	—	22,833	22,833
Debt	—	300,000	—	300,000	300,000

Total financial liabilities	$—	$323,861	$13,923,092	$14,246,953	$15,572,077

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	September 30, 2012
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Assets
Cash and cash equivalents	$1,052,338	$2,250	$—	$1,054,588	$1,054,588
Contingent purchase price reduction	—	—	41,000	41,000	41,000
Fixed maturity securities, available-for-sale:
Asset-backed securities	—	1,012,027	15,855	1,027,882	1,027,882
Commercial mortgage-backed securities	—	548,791	5,023	553,814	553,814
Corporates	—	10,873,715	135,296	11,009,011	11,009,011
Hybrids	—	519,422	8,873	528,295	528,295
Municipals	—	1,223,995	—	1,223,995	1,223,995
Agency residential mortgage-backed securities	—	154,890	—	154,890	154,890
Non-agency residential mortgage-backed securities	—	660,659	—	660,659	660,659
U.S. Government	930,367	—	—	930,367	930,367
Equity securities	—	248,087	—	248,087	248,087
Derivative financial instruments	—	200,667	—	200,667	200,667
Other invested assets	—	—	18,814	18,814	18,814
Related party loans	—	—	150,069	150,069	150,069
Related party investments			32,000	32,000	32,000

Total financial assets	$1,982,705	$15,444,503	$406,930	$17,834,138	$17,834,138

Liabilities
Derivatives:
FIA embedded derivatives, included in contractholder funds	$—	$—	$1,550,805	$1,550,805	$1,550,805
Futures contracts	—	928	—	928	928
Investment contracts, included in contractholder funds	—	—	12,271,882	12,271,882	13,739,670

Total financial liabilities	$—	$928	$13,822,687	$13,823,615	$15,291,403

The carrying amounts of accrued investment income and portions of other liabilities approximate fair value due to their short duration and, accordingly, they are not presented in the table above.

Valuation Methodologies

Fixed Maturity Securities & Equity Securities

The Company measures the fair value of its securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and the Company will then consistently apply the valuation methodology to measure the security’s fair value. The Company’s fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include a third-party pricing service, independent broker quotations or pricing matrices. The Company uses observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

indicators and industry and economic events are monitored and further market data will be acquired when certain thresholds are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. Management believes the broker quotes are prices at which trades could be executed based on historical trades executed at broker-quoted or slightly higher prices.

The Company did not adjust prices received from third parties as of September 30, 2013 and September 30, 2012. However, the Company does analyze the third party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy.

Derivative Financial Instruments

The fair value of derivative assets and liabilities is based upon valuation pricing models, which represents what the Company would expect to receive or pay at the balance sheet date if it canceled the options, entered into offsetting positions, or exercised the options. The fair value of futures contracts represent the cumulative unsettled variation margin (open trade equity net of cash settlements). Fair values for these instruments are determined externally by an independent actuarial firm using market observable inputs, including interest rates, yield curve volatilities, and other factors. Credit risk related to the counterparty is considered when estimating the fair values of these derivatives. The fair values of the embedded derivatives in the Company’s FIA products are derived using market indices, pricing assumptions and historical data. The fair value of the reinsurance related embedded derivative in the funds withheld reinsurance agreement with FSRCI is estimated based upon the change in the fair value of the assets supporting the funds withheld from reinsurance liabilities. As the fair value of the assets are based on a quoted market price (Level 2), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Investment contracts include deferred annuities, FIAs, IULs and immediate annuities. The fair values of deferred annuities, FIA, and IUL contracts are based on their cash surrender value (i.e. the cost the Company would incur to extinguish the liability) as these contracts are generally issued without an annuitization date. The fair value of immediate annuities contracts is derived by calculating a new fair value interest rate using the updated yield curve and treasury spreads as of the respective reporting date. At September 30, 2013 and September 30, 2012, this resulted in lower fair value reserves relative to the carrying value. The Company is not required to and has not estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

Other Invested Assets

Fair value of the loan participation interest securities has been assessed to be equal to the unpaid principal balance of the participation interest as of September 30, 2013. In making this assessment the Company considered the sufficiency of the underlying loan collateral, movements in the benchmark interest rate between origination date and September 30, 2013 and the primary market participant for these securities.

None of the other financial instruments included in other investments are measured at fair value on a recurring basis. Financial instruments included in other investments are primarily policy loans. We have not attempted to determine the fair values associated with our policy loans, as we believe any differences between carrying value and the fair values afforded these instruments are immaterial to our consolidated financial position and, accordingly, the cost to provide such disclosure does not justify the benefit to be derived.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Related Party Loans & Related Party Investments

The related party loans (discussed in Note 16) carrying value at par approximates fair value as this is the exit price for the obligation of these loans.

Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value at September 30, 2013 and September 30, 2012 is as follows:

	Fair Value at September30, 2013	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
Assets
Asset-backed securities	246,528	Broker-quoted	Offered quotes	100.00% –107.25% (100.91%)
Corporates	404,508	Broker-quoted	Offered quotes	0.00% – 113.00% (90.45%)
Corporates	56,605	Market Pricing	Quoted prices	90.06% – 130.92% (97.19%)
Commercial mortgage-backed securities	5,635	Broker-quoted	Offered quotes	95.50%
Other Invested Assets	157,000	Market Pricing	Offered quotes	100.00%

Total	$870,276

Liabilities
Derivatives:
FIA embedded derivatives included in contractholder funds	$1,544,447	Discounted cash flow	Market value of option	0% – 38.24% (3.82%)
			SWAP rates	1.54% – 2.77% (2.16%)
			Mortality multiplier	80%
			Surrender rates	0.50% – 75% (7%)
			Non-performance spread	0.25% – 0.25% (0.25%)

Total liabilities at fair value	$1,544,447

	Fair Value at September 30, 2012	Valuation Technique	Unobservable Input(s)	Range (Weighted average)
Assets
Contingent purchase price reduction	41,000	Discounted Cash Flow	Probability of collection	88%-96% (92%)
			Expected term	9 months
			Discount rate	0.72%
			Credit insurance risk premium	11.7%
Asset-backed securities	15,855	Broker-quoted	Offered quotes	100% – 109.73% (103.09%)
Corporates	103,319	Broker-quoted	Offered quotes	0% – 140.61% (68.47%)
Corporates	31,977	Market pricing	Quoted prices	87.50% – 158.11% (97.89%)
Hybrids	8,873	Broker-quoted	Offered quotes	0% – 103% (25.35%)
Commercial mortgage-backed securities	5,023	Broker-quoted	Offered quotes	100.69%
Related party investment	32,000	Market—approach	Price to book	1.0x – 1.4x

Total	$238,047

Liabilities
Derivatives:
FIA embedded derivatives included in contractholder funds	$1,550,805	Discounted cash flow	Market value of option	0%—31.05% (3.55%)
			SWAP rates	0.76%—1.7% (1.22%)
			Mortality multiplier	70%
			Surrender rates	2% -50% (7%)
			Non-performance spread	0.25%—0.25% (0.25%)

Total liabilities at fair value	$1,550,805

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The significant unobservable inputs used in the fair value measurement of FIA embedded derivatives included in contractholder funds are market value of option, interest swap rates, mortality multiplier, surrender rates, and non-performance spread. The mortality multiplier at September 30, 2013 and 2012, is based on the 2000 and 1983 annuity tables, respectively and assumes the contractholder population is 50% female and 50% male. Significant increases (decreases) in the market value of option in isolation would result in a higher (lower) fair value measurement. Significant increases (decreases) in interest swap rates, mortality multiplier, surrender rates, or non-performance spread in isolation would result in a lower (higher) fair value measurement. Generally, a change in any one unobservable input would not result in a change in any other unobservable input.

Changes in unrealized losses (gains), net in the Company’s FIA embedded derivatives are included in “Benefits and other changes in policy reserves” in the Consolidated Statement of Operations.

The following tables summarize changes to the Company’s financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the years ended September 30, 2013 and September 30, 2012. This summary excludes any impact of amortization of VOBA and DAC. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	Year Ended September 30, 2013
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net Transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Contingent purchase price reduction receivable (b)	$41,000	$—	$—	$—	$(41,000)	$—
Fixed maturity securities available-for-sale:
Asset-backed securities	15,855	—	1,666	239,507	(10,500)	246,528
Commercial mortgage-backed securities	5,023	—	(330)	942	—	5,635
Corporates	135,296	(345)	(13,360)	373,309	(33,787)	461,113
Hybrids	8,873	—	(175)	—	(8,698)	—
Equity securities available-for-sale	—	199	(1)	(198)	—	—
Related party investments (b)	32,000	—	—	30,000	(62,000)	—
Other invested assets	—	—	—	157,000	—	157,000

Total assets at Level 3 fair value	$238,047	$(146)	$(12,200)	$800,560	$(155,985)	$870,276

Liabilities
FIA embedded derivatives	1,550,805	(6,358)	—	—	—	1,544,447

Total liabilities at Level 3 fair value	$1,550,805	$(6,358)	$—	$—	$—	$1,544,447

(a)	The net transfers in and out of Level 3 during the twelve months ended September 30, 2013 excluding the contingent purchase price reduction and related party investment receivable were to or from Level 2.
(b)	As discussed further in Note 1 and Note 16 the related party investments and contingent purchase price reduction receivable were distributed to Harbinger Group Inc. and subsidiaries during the year ended September 30, 2013. Consequently this distribution is reflected as a transfer out of level 3.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	Year Ended September 30, 2012
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3 (a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Contingent purchase price reduction receivable	$—	$41,000	$—	$—	$—	$41,000
Fixed maturity securities available-for-sale:
Asset-backed securities	374,518	—	7,355	371,896	(737,914)	15,855
Commercial mortgage-backed securities	—	—	24	4,999	—	5,023
Corporates	159,684	28	(3,662)	(39,686)	18,932	135,296
Hybrids	5,205	—	(44)	—	3,712	8,873
Municipals	—	(2)	72	10,177	(10,247)	—
Agency residential mortgage-backed securities	3,312	—	18	—	(3,330)	—
Non-agency residential mortgage-backed securities	3,759	(126)	4	(777)	(2,860)	—
Related party investment	—	—	—	32,000	—	32,000

Total assets at Level 3 fair value	$546,478	$40,900	$3,767	$378,609	$(731,707)	$238,047

Liabilities
Fixed indexed annuities	1,396,340	154,465	—	—	—	1,550,805
AFS embedded derivatives	400	(400)	—	—	—	—

Total liabilities at Level 3 fair value	$1,396,740	$154,065	$—	$—	$—	$1,550,805

(a)	The net transfers in and out of Level 3 during the fiscal year ended September 30, 2012 were exclusively to or from Level 2.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	April 6, 2011 to September 30, 2011 (Successor)
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$399,967	$—	$863	$(11,709)	$(14,603)	$374,518
Corporates	197,573	1,993	5,408	(45,229)	(61)	159,684
Hybrids	8,305	—	(61)	—	(3,039)	5,205
Agency residential mortgage-backed securities	3,271	—	41	—	—	3,312
Non-agency residential mortgage-backed securities	18,519	2,364	379	(17,503)	—	3,759

Total assets at Level 3 fair value	$627,635	$4,357	$6,630	$(74,441)	$(17,703)	$546,478

Liabilities
Fixed indexed annuities	1,466,308	(69,968)	—	—	—	1,396,340
AFS embedded derivatives	419	(19)	—	—	—	400

Total liabilities at Level 3 fair value	$1,466,727	$(69,987)	$—	$—	$—	$1,396,740

(a)	The net transfers in and out of Level 3 during the Successor period April 5, 2011 to September 30, 2011 were exclusively to or from Level 2.

	January 1, 2011 to April 5, 2011 (Predecessor)
	Balance at Beginning of Period	Total Gains (Losses)		Net Purchases, Sales, & Settlements	Net transfer In (Out) of Level 3(a)	Balance at End of Period
		Included in Earnings	Included in AOCI
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$355,807	$9,700	$11,857	$22,603	$—	$399,967
Corporates	197,058	404	(6,641)	(5,666)	14	185,169
Hybrids	8,034	—	272	—	—	8,306
Residential mortgage-backed securities	20,676	—	1,034	(1,153)	—	20,557
Commercial mortgage-backed securities	183		(24)	—	—	159
Municipals	—	—	—	—	61	61

Total assets at Level 3 fair value	$581,758	$10,104	$6,498	$15,784	$75	$614,219

Liabilities
Fixed indexed annuities	1,462,592	31,276	—	—	—	1,493,868
AFS embedded derivatives	432	(13)	—	—	—	419

Total liabilities at Level 3 fair value	$1,463,024	$31,263	$—	$—	$—	$1,494,287

(a)	The net transfers in and out of Level 3 during the Predecessor period January 1, 2011 to April 5, 2011 were exclusively to or from Level 2.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur. We transferred $79,324 U.S. Government securities from Level 1 into Level 2 for the fiscal year ended September 30, 2013 reflecting the level of market activity in these instruments. There were no transfers between Level 1 and Level 2 for the fiscal year ended September 30, 2012 the Successor period of April 6, 2011 to September 30, 2011, and the Predecessor period of January 1, 2011 to April 5, 2011.

Primary market issuance and secondary market activity for certain asset-backed, hybrid and corporate securities during the fiscal years ended September 30, 2013 and 2012 increased the market observable inputs used to establish fair values for similar securities. These factors, along with more consistent pricing from third-party sources, resulted in the Company concluding that there is sufficient trading activity in similar instruments to support classifying these securities as Level 2 as of September 30, 2013. Accordingly, the Company’s assessment resulted in a net transfer out of Level 3 of $155,985 related to asset-backed, corporate and hybrid securities during the fiscal year ended September 30, 2013. The Company’s assessment resulted in a net transfer out of Level 3 of $731,707 related to asset-backed securities, corporates, hybrids, municipals and residential mortgage-backed securities during the year ended September 30, 2012, a net transfer out of $17,703 related to asset-backed securities, corporates and hybrids during the Successor period of April 6, 2011 to September 30, 2011 and a net transfer out of $75 related to corporates and municipals during the Predecessor period of January 1, 2011 to April 5, 2011.

The following tables present the gross components of purchases, sales, and settlements, net, of Level 3 financial instruments for the fiscal year ended September 30, 2013, September 30, 2012 the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011. There were no issuances during these periods.

	Year Ended September 30, 2013
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$247,082	$(7,500)	$(75)	$239,507
Commercial mortgage-backed securities	1,026	—	(84)	942
Corporates	409,548	(9,561)	(26,678)	373,309
Equity securities available-for-sale	10,455	(10,653)	—	(198)
Related party investment	30,000	—	—	30,000
Other invested assets	157,000	—	—	157,000

Total assets at fair value	$855,111	$(27,714)	$(26,837)	$800,560

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

	Year Ended September 30, 2012
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$410,707	$—	$(38,811)	$371,896
Commercial mortgage-backed securities	4,999	—	—	4,999
Corporates	1,326	(26,788)	(14,224)	(39,686)
Municipals	10,197	—	(20)	10,177
Non-agency residential mortgage-backed securities	—	(475)	(302)	(777)
Related party investment	32,000	—	—	32,000

Total assets at fair value	$459,229	$(27,263)	$(53,357)	$378,609

	April 6, 2011 to September 30, 2011 (Successor)
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$2,007	$—	$(13,716)	$(11,709)
Corporates	10,365	(48,898)	(6,696)	(45,229)
Non-agency residential mortgage-backed securities	—	(15,729)	(1,774)	(17,503)

Total assets at fair value	$12,372	$(64,627)	$(22,186)	$(74,441)

	January 1, 2011 through April 5, 2011 (Predecessor)
	Purchases	Sales	Settlements	Net purchases, sales, issuances, & settlements
Assets
Fixed maturity securities available-for-sale:
Asset-backed securities	$50,549	$(17,544)	$(10,402)	$22,603
Corporates	—	(5,666)	—	(5,666)
Non-agency residential mortgage-backed securities	—	—	(1,153)	(1,153)

Total assets at fair value	$50,549	$(23,210)	$(11,555)	$15,784

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(7)    Intangible Assets

Information regarding VOBA and DAC, DSI, is as follows:

	VOBA	DAC	Total
(Successor)
Balance at April 6, 2011	$577,163	$—	$577,163
Deferrals	—	41,152	41,152
Less: Components of amortization :
Unlocking	(2,320)	97	(2,223)
Interest	14,040	—	14,040
Other amortization	294	(996)	(702)
Add: Adjustment for unrealized investment gains/losses, net	(170,117)	(2,146)	(172,263)

Balance at September 30, 2011	$419,060	$38,107	$457,167

Deferrals	—	194,900	194,900
Less: Components of amortization :
Unlocking	(2,487)	3,078	591
Interest	28,883	1,942	30,825
Other amortization	(171,833)	(20,239)	(192,072)
Add: Adjustment for unrealized investment gains/losses, net	(169,303)	(48,565)	(217,868)

Balance at Balance at September 30, 2012	$104,321	$169,222	$273,543
Deferrals	—	147,402	147,402
Less: Amortization related to:
Unlocking	35,826	7,357	43,183
Interest	21,781	9,457	31,238
Other amortization	(194,617)	(64,283)	(258,900)
Add: Adjustment for unrealized investment gains/losses	257,978	69,313	327,291

Balance at September 30, 2013	$225,289	$338,469	$563,758

	VOBA	DAC	Total
(Predecessor)
Balance at December 31, 2010	$69,631	$1,695,237	$1,764,868
Deferrals	21.0	24,991	25,012
Less: Amortization related to:
Unlocking	529	(2,890)	(2,361)
Interest	1,503	24,397	25,900
Other amortization	(6,327)	(148,915)	(155,242)
Add: Adjustment for unrealized investment gains/losses	(3,175)	(81,809)	(84,984)

Balance at April 5, 2011	$62,182	$1,511,011	$1,573,193

Amortization of VOBA and DAC is based on the amount of gross margins or profits recognized, including investment gains and losses. The adjustment for unrealized net investment gains represents the amount of VOBA and DAC that would have been amortized if such unrealized gains and losses had been recognized. This is referred to as the “shadow adjustments” as the additional amortization is reflected in AOCI rather than the statements of operations. As of September 30, 2013 and September 30, 2012, the VOBA balance included cumulative adjustments for net unrealized investment gains/losses of $81,442 and $339,420, respectively, and the DAC balances included cumulative adjustments for net unrealized investment gains/losses of $18,604 and $50,711, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The above DAC balances include $26,159 and $9,068 of DSI, net of shadow adjustments, as of September 30, 2013 and September 30, 2012, respectively.

The weighted average amortization period for VOBA and DAC are approximately 4.2 and 6.6 years, respectively. Estimated amortization expense for VOBA and DAC in future fiscal years is as follows:

	Estimated Amortization Expense
Fiscal Year	VOBA	DAC
2014	47,147	29,856
2015	45,308	32,452
2016	39,595	31,584
2017	32,376	29,925
2018	26,387	27,953
Thereafter	115,918	168,097

(8)    Long Term Debt

In March 2013, FGL issued $300,000 aggregate principal amount of its 6.375% senior notes (“Notes offering”) due April 1, 2021, at par value, which FGL may elect to redeem after April 1, 2015. Interest payments are due semi-annually, April and October 1, commencing October 1, 2013 and total interest expense was $9,768 for the fiscal year ended September 30, 2013.

In connection with the Notes offering, FGL capitalized $10,195 of debt issue costs. The fees are classified as “Other assets” in the accompanying Consolidated Balance Sheets as of September 30, 2013 and are being are amortized over the redemption date using the straight-line method over the remaining term of the debt, of which $1,693 has been amortized for the fiscal year ended September 30, 2013.

(9)    Other Liabilities

Other liabilities consisted of the following:

	September 30,
	2013	2012
Amounts payable for investment purchases	$208,182	$206,681
Retained asset account	207,524	203,685
Amounts payable to reinsurers	77,906	31,959
Remittances and items not allocated	44,092	29,469
Accrued expenses	34,973	25,199
Income taxes payable	7,321	66,284
Derivatives—futures	1,028	928
Other	119,071	84,327

	$700,097	$648,532

(10)    Equity

LLC Conversion

On August 26, 2013, the Company converted from a Delaware limited liability company into a Delaware corporation and changed the Company’s name from Harbinger F&G LLC to Fidelity and Guaranty Life. In connection with the LLC Conversion, HGI, the holder of all of the Company’s outstanding common units prior to the LLC Conversion, exchanged all of the interests that it held in the Company for 10,000 shares of the common stock of Fidelity and Guaranty Life.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Restricted Net Assets of Subsidiaries

FGLH’s equity in restricted net assets of consolidated subsidiaries was approximately $1,109,210 as of September 30, 2013 representing 97% of FGLH’s consolidated stockholder’s equity as of September 30, 2013 and consisted of net assets of FGLH which were restricted as to transfer to FGL in the form of cash dividends, loans or advances under regulatory restrictions.

(11)    Employee Benefit Plans

The Company sponsors a defined contribution plan in which eligible participants may defer a fixed amount or a percentage of their eligible compensation, subject to limitations, and the Company makes a discretionary matching contribution of up to 5% of eligible compensation. The Company has also established a nonqualified defined contribution plan for independent agents. The Company makes contributions to the plan based on both the Company’s and the agent’s performance. Contributions are discretionary and evaluated annually. Aggregate contributions charged to operations for the defined contribution plans, including discretionary amounts, were $922, $812, $319, and $314 for the year ended September 30, 2013, the year ended September 30, 2012, the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011, respectively.

(12)    Stock Compensation

FGL’s principal subsidiary, FGLH, sponsors stock-based incentive plans and dividend plans for its employees. Awards under the FGLH plans are based on the common stock of FGLH. FGL has not and currently does not offer stock-based compensation plans to any of its employees or the employees of its subsidiaries. During Fiscal Year 2012, the stock-based incentive plan was accounted for as an equity plan. In December 2012, FGLH elected an alternate settlement for the then-vested equity awards, electing to settle the vested awards in cash when exercised, which reclassified the plans from equity plans to liability plans. In 2013, FGLH determined that all equity awards will be settled in cash when exercised.

On November 2, 2011, FGLH’s compensation committee (on behalf of its board of directors) approved a long-term stock-based incentive plan (the “Stock Incentive Plan”) that permits the grant of options to purchase shares of the FGLH common stock to key employees of FGLH. On November 2, 2011, FGLH’s compensation committee also approved a dividend equivalent plan (the “2011 DEP”) that permits holders of these options the right to receive a payment in cash in an amount equal to the ordinary dividends declared and paid or debt service payments to HGI by FGLH in each calendar year starting in the year in which the dividend equivalent is granted through the year immediately prior to the year in which the dividend equivalents vests, divided by the total number of common shares outstanding. The awards under the 2011 DEP vest on March 31, 2014. As of September 30, 2012, FGLH determined that it was probable that the dividend equivalent awards will vest and compensation expense would be recognized ratably over the dividend equivalent vesting period.

During the Fiscal Year 2012, FGLH granted 207 stock option awards under the terms of the Stock Incentive Plan. These stock options vest over a period of 3 years and expire on the seventh anniversary of the grant. The total fair value of the grants on their grant dates was approximately $807.

In December 2012, FGLH’s compensation committee amended and restated the Stock Incentive Plan (the “Amended and Restated Stock Incentive Plan”). Under the Amended and Restated Stock Incentive Plan, the compensation committee may grant stock options and restricted stock awards. Effective December 31, 2012, FGLH granted 195 stock option awards and 53 restricted stock units, under the terms of the Amended and Restated Stock Incentive Plan. These stock options and restricted share units vest over a period of 3 years and expire on the seventh anniversary of the grant date. The total fair value of the option grant and restricted stock unit grant on the grant date was $581 and $2,019, respectively.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

In connection with the adoption of the Amended and Restated Stock Incentive Plan, FGLH’s compensation committee also approved and adopted the 2012 Dividend Equivalent Plan (the “2012 DEP”). Similar to the 2011 DEP, the 2012 DEP permits holders of the options and restricted stock units granted under the Amended and Restated Stock Incentive Plan the right to receive a payment in cash in an amount equal to the ordinary dividends declared and paid or debt service payments to HGI by FGLH in each calendar year starting in the year in which the dividend equivalent is granted through the year immediately prior to the year in which the dividend equivalent vests, divided by the total number of common shares outstanding. The awards under the 2012 DEP vest on March 31, 2016.

The Company recognized stock compensation expense related to stock option awards, restricted stock units and dividend equivalents as follows:

	Year Ended
	September 30, 2013	September 30, 2012
Stock Incentive Plan – stock options	$2,561	$163
2011 DEP	1,464	503
Amended and Restated Stock Incentive Plan – stock options	784	—
Amended and Restated Stock Incentive Plan – restricted stock units	758	—
2012 DEP	329	—

Total stock compensation expense	5,896	666
Related tax benefit	2,064	233

Net stock compensation expense	$3,832	$433

No stock compensation expense was incurred during the Successor period of April 6, 2011 to September 30, 2011 and the Predecessor period of January 1, 2011 to April 5, 2011.

The stock compensation expense is included in “Acquisition and operating expenses, net of deferrals” in the Consolidated Statements of Operations.

Total compensation expense related to the stock option awards, restricted stock units and dividend equivalents not yet recognized as of September 30, 2013 and the weighted-average period over which this expense will be recognized are as follows:

	Unrecognized Compensation Expense	Weighted- Average Recognition Period in Years
Stock Incentive Plan	$1,302	$1.0
2011 DEP	567	0.5
Amended and Restated Stock Incentive Plan—options	1,205	1.9
Amended and Restated Stock Incentive Plan—restricted stock units	1,826	2.2
2012 DEP	1,104	2.5

Total unrecognized stock compensation expense	$6,004	$1.8

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

A summary of the Company’s outstanding stock options as of September 30, 2013 and changes during the fiscal years then ended are as follows:

	FGLH
Stock Option Awards	Options	Weighted Average Exercise Price (a)	Weighted Average Grant Date Fair Value (a)
Stock options outstanding at September 30, 2011	—	$—	$—
Granted	207	38.20	3.90
Exercised	—	—	—
Forfeited or expired	(6)	38.14	3.90

Stock options outstanding at September 30, 2012	201	38.20	3.90
Granted	195	49.49	3.85
Exercised	(31)	39.19	3.90
Forfeited or expired	(30)	43.96	3.87

Stock options outstanding at September 30, 2013	335	44.23	3.87

Exercisable at September 30, 2013	40	38.21	3.90

Vested or expected to vest at September 30, 2013	323	44.16	3.87

(a)	The exercise price and fair value are based on the value of FGLH’s common stock, not the value of the Company’s common stock.

The following assumptions were used in the determination of these grant date fair values using the Black-Scholes option pricing model and based on the value of FGLH’s common stock:

	2012	2013
Risk-free interest rate	0.8%	0.8%
Assumed dividend yield	10.0%	6.0%
Expected option term	4.5 years	4.5 years
Volatility	35.0%	27.0%

A summary of restricted stock units outstanding as of September 30, 2013 and related activity during the fiscal year then ended is as follows:

Restricted Stock Awards	Shares	Average Grant Date Fair Value (a)
Restricted shares outstanding at September 30, 2012	—	$—
Granted	53	49.58
Exercised	—	—
Forfeited or expired	(7)	49.45

Restricted shares outstanding at September 30, 2013	46	49.60

Exercisable at September 30, 2013	—	—

Restricted stock expected to vest	42	49.54

(a)	Fair value is based on the value of FGLH’s common stock, not the value of the Company’s common stock.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(13)    Income Taxes

On August 26, 2013, FGL converted to a corporation from a limited liability company, and remains wholly owned by HGI. Prior to August 26, 2013, for income tax purposes, FGL and its non-life insurance subsidiaries (exclusive of FGLH’s non-life subs) (collectively “FGNL”) were disregarded entities and taxed as if they were part of HGI. As a result, income tax expense or benefit resulting from their operations was not recorded in the Company’s financial statements. If FGNL were a separate taxable entity, its income tax expense would be computed on a standalone basis in accordance with ASC Topic 740 and, on a pro forma basis, would have been $1,546 for the period ended August 26, 2013, consisting of $1,303 current tax expense and $243 deferred tax expense; $4,612 for Fiscal 2012, consisting of $3,334 of current tax expense and $1,278 of deferred tax expense; and $441 for Fiscal 2011, consisting of $1,961 of current tax expense, partially offset by $1,520 of deferred tax benefit.

Subsequent to August 26, 2013, the date FGL converted to a recognized corporation, FGL became a separate taxable entity. Therefore, its income tax expense has been computed on a stand-alone basis in accordance with ASC740 and has been recorded in the Company’s financial statements.

Beginning with the tax year ended December 31, 2012, FSRCI made an election under Section 953(d) of the Internal Revenue Code (“IRC”) to be treated as a U.S. domestic life insurance corporation for tax purposes. FSRCI qualifies as a life insurance company under the IRC and, consequently, will file standalone U.S. Federal income tax returns for its first five taxable years, after which it will be eligible to consolidate with its non-life insurance parent company. Consolidated income tax expense for the year ended September 30, 2013, includes the standalone income tax expense for FSRCI for the period October 1, 2012 through August 9, 2013, when it was owned within the FGL group. FSRCI was inactive and had no income tax expense or benefit for the year ended September 30, 2012.

The NOLs, capital losses and tax credits of FGL’s subsidiaries were subject to limitation under IRC Section 382 of the Internal Revenue Code, as a result of the change of ownership that occurred when the companies were purchased in 2011. This caused the net value of attributes that could be utilized to be limited to $4,841 each year, subject to increases for realized built-in gains on certain assets on the date of the change of ownership. On or about September 27, 2013, the Company underwent a second change of control within the meaning of IRC Section 382(g), triggered by the sale of HGI shares by Harbinger Capital Partners. At the time of this ownership change, FGL’s tax attributes consisted of capital loss carry forwards totaling approximately $350,369, investment tax credits of approximately $54,230, and AMT credits of approximately $6,316.

Income tax benefit was calculated based upon the following components of income before income taxes:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Pretax income (loss):
United States	$508,220	$201,647	$137,676	$5,102
Outside the United States	(851)	(3,131)	(2,721)	—

Total pretax income	$507,369	$198,516	$134,955	$5,102

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The components of income tax benefit were as follows:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Current:
Federal	$27,317	$(74,388)	$875	$(689)
State	—	—	—	—

Total current	27,317	(74,388)	875	(689)

Deferred:
Federal	(187,025)	220,046	40,869	8,491
State	—	—	—	—

Total deferred	(187,025)	220,046	40,869	8,491

Income tax (expense)/benefit	$(159,708)	$145,658	$41,744	$7,802

The difference between income taxes expected at the U.S. Federal statutory income tax rate of 35% and reported income tax benefit is summarized as follows:

	Successor			Predecessor
	Year Ended September 30, 2013	Year Ended September 30, 2012	April 6, 2011 to September 30, 2011	January 1, 2011 to April 5, 2011
Expected income tax (expense)/benefit at Federal statutory rate	$(177,579)	$(69,481)	$(47,234)	$(1,786)
Tax effect of disregarded entities	1,598	20,377	58,370	—
Valuation allowance for deferred tax assets	18,858	197,798	30,064	11,028
Other	(2,585)	(3,036)	544	(1,440)

Reported income tax (expense)/benefit	$(159,708)	$145,658	$41,744	$7,802

Effective tax rate	31.5%	(73.4)%	(30.9)%	(152.9)%

For the year ended September 30, 2013, the Company’s effective tax rate of 31.5% was positively impacted by the partial release of valuation allowance attributed to the Company’s utilization of capital loss carry forwards that management previously concluded were not more-likely-than-not unrealizable.

For the year ended September 30, 2012, the Company’s effective tax rate of (73.4)%, representing a tax benefit despite pretax income, was positively impacted by the partial release of valuation allowances based on management’s conclusion that certain of its deferred tax assets were more likely than not realizable, and a non-taxable gain on a contingent purchase price reduction incurred by FGNL.

For the successor period of April 6, 2011 to September 30, 2011, the Company’s effective tax rate of (30.9)%, representing a tax benefit despite pretax income, was positively impacted by the partial release of valuation allowance based on management’s conclusion that certain of its deferred tax assets were more likely than not realizable, and a non-taxable bargain purchase gain incurred by FGNL.

For the Predecessor period of January 1, 2011 to April 5, 2011, the Company’s effective tax rate of (152.9)% was positively impacted by the release of valuation allowance attributed to the Company’s determination that certain of its deferred tax assets are more likely than not realizable.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

For the years ended September 30, 2013, 2012 and the predecessor period of January 1, 2011 to April 5, 2011, the Company recorded a net valuation allowance releases of $18,858 (comprised of a full year valuation allowance release of $20,708 related to the life insurance companies, partially offset by a net increase to valuation allowance of $1,850 related to FGL’s non-life companies), $197,798 (comprised of a full year valuation release of $204,736 related to the life insurance companies, partially offset by an increase to valuation allowance of $6,938 related to FGL’s non–life companies) and $30,064, respectively, based on management’s reassessment of the amount of its deferred tax assets that are more–likely–than–not realizable.

The following table is a summary of the components of deferred income tax assets and liabilities:

	Year Ended September 30, 2013	Year Ended September 30, 2012
Deferred tax assets:
Net operating loss, credit and capital loss carryforwards	$215,611	$283,988
Insurance reserves and claim related adjustments	377,538	620,285
Deferred acquisition costs	—	9,906
Other	27,239	19,680
Valuation allowance	(158,650)	(177,508)

Total Deferred tax assets	461,738	756,351

Deferred tax liabilities:
Value of business acquired	$(67,269)	$(36,512)
Investments	(96,677)	(438,655)
Deferred acquisition costs	(62,980)	—
Other	(8,460)	(1,548)

Total deferred tax liabilities	(235,386)	(476,715)

Net deferred tax assets and liabilities	$226,351	$279,636

At September 30, 2013, the Company’s valuation allowance of $158,650 consisted of a valuation allowance of $118,759 on capital loss carryforwards and a full valuation allowance of $39,891 on FGL’s non–life insurance net deferred taxes. At September 30, 2012, the Company’s valuation allowance of $177,508 consisted of a partial valuation allowance of $145,854 on capital loss carryforwards and a full valuation allowance of $31,654 on FGL’s non–life insurance net deferred taxes.

The Company maintains a valuation allowance against certain IRC section 382 limited capital loss carry forwards and the deferred tax assets of its non-life insurance company subsidiaries. A valuation allowance has been recorded against capital loss carryforwards limited under Section IRC 382 to reduce the associated deferred tax assets to an amount that is more-likely than not realizable. The non-life insurance company subsidiaries have a history of losses and insufficient sources of future income in order to recognize any portion of their deferred tax assets. For the year ended September 30, 2013, FGL recorded an income tax benefit to reduce the valuation allowance placed against previously unrealizable capital loss carryforwards that are now expected to be utilized during the current fiscal year, partially offset by a full valuation allowance recorded against the current period income tax benefit of the non-life insurance entities.

At September 30, 2013 and 2012, FGL has NOL carryforwards of $92,670 and $86,978, respectively, which, if unused, will expire in years 2026 through 2033. FGL has capital loss carryforwards totaling $350,369 and $551,897 at September 30, 2013 and 2012, respectively, which if unused, will expire in years 2014 through 2018. In addition, at September 30, 2013 and 2012, FGL has low income housing tax credit carryforwards totaling $54,230 and $52,780, respectively, which, if unused, will expire in years 2017 through 2033, and alternative minimum tax credits of $6,316 and $7,602, respectively, that may be carried forward indefinitely.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGL’s non-life subsidiaries file as part of HGI’s consolidated U.S. Federal income tax return. FGL’s insurance company subsidiaries file their own consolidated U.S. Federal life insurance tax return and are not eligible to join the consolidated HGI return until January 1, 2017. The income tax liabilities of the members of the consolidated HGI return are calculated on a standalone basis and payables or receivables are recorded for the use of tax attributes amongst group members. As of September 30, 2013, FGL and its subsidiaries have intercompany taxes payable due to HGI totaling $1,541 for the use of consolidated tax attributes.

The U.S. Federal income tax returns of FGL for years prior to 2009 are no longer subject to examination by the taxing authorities. With limited exception, FGL is no longer subject to state and local income tax audits for years prior to 2009. However, Federal NOL carryforwards from tax years ended June 30, 2006 and December 31, 2006, respectively, continue to be subject to Internal Revenue Service examination until the statute of limitations expires for the years in which these NOL carryforwards are ultimately utilized.

FGL does not have any unrecognized tax benefits (“UTBs”) at September 30, 2013 and 2012. In the event the Company has UTBs, interest and penalties related to uncertain tax positions would be recorded as part of income tax expense in the financial statements. The Company regularly assesses the likelihood of additional tax assessments by jurisdiction and, if necessary, adjusts its tax reserves based on new information or developments.

(14)    Commitments and Contingencies

Lease Commitments

The Company leases office space under non-cancelable operating leases that expire in May 2021. The Company also leased office furniture and office equipment under non-cancelable operating leases that expired in 2012. For the years ended September 30, 2013 and 2012, the successor period of April 6, 2011 to September 30. 2011 and the Predecessor period of January 1, 2011 to April 5, 2011, the Company’s total rent expense was $1,736, $2,301, $1,346, and $524 respectively. As of September 30, 2013, the minimum rental commitments under the non-cancelable leases are as follows:

Fiscal Year	Amount
2014	$1,253
2015	1,273
2016	1,263
2017	1,249
2018	1,239
Thereafter	3,945

Total	$10,222

Contingencies

Regulatory and Litigation Matters

FGL is assessed amounts by the state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At September 30, 2013, FGL has accrued $5,331 for guaranty fund assessments which is expected to be offset by estimated future premium tax deductions of $5,006.

The Company has received inquiries from a number of state regulatory authorities regarding its use of the U.S. Social Security Administration’s Death Master File (“Death Master File”) and compliance with state claims practices regulation. To date, the Company has received inquiries from authorities in Maryland, Minnesota and

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

New York. The New York Insurance Department issued a letter and subsequent regulation requiring life insurers doing business in New York to use the Death Master File or similar databases to determine if benefits were payable under life insurance policies, annuities and retained asset accounts. Legislation requiring insurance companies to use the Death Master File to identify potential claims has recently been enacted in Maryland and other states. As a result of these legislative and regulatory developments, in May 2012 the Company undertook an initiative to use the Death Master File and other publicly available databases to identify persons potentially entitled to benefits under life insurance policies, annuities and retained asset accounts. During Fiscal 2012, the Company incurred an $11,000 benefit expense, net of reinsurance, to increase reserves to cover potential benefits payable resulting from this ongoing effort. Based on its analysis to date and management’s estimate, the Company believes the remaining accrual will cover the reasonably estimated liability arising out of these developments. In addition, the Company has received audit and examination notices from several state agencies responsible for escheatment and unclaimed property regulation in those states. The Company has established a contingency of $2,000, the mid-point of an estimated range of $1,000 to $3,000, relative to the external legal costs and potential liabilities of said audits and examinations. Additional costs that cannot be reasonably estimated as of the date of this filing are possible as a result of ongoing regulatory developments and other future requirements related to this matter.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising in the ordinary course of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. In the opinion of management and in light of existing insurance and other potential indemnification, reinsurance and established reserves, such litigation is not expected to have a material adverse effect on the Company’s financial position, although it is possible that the results of operations and cash flows could be materially affected by an unfavorable outcome in any one period.

Guarantees

The First Amended and Restated Stock Purchase Agreement, dated February 17, 2011 (the “F&G Stock Purchase Agreement”) between HFG and OMGUK includes a Guarantee and Pledge Agreement which creates certain obligations for FGLH as a grantor and also grants a security interest to OMGUK of FGLH’s equity interest in FGL Insurance in the event that HFG fails to perform in accordance with the terms of the F&G Stock Purchase Agreement. The Company is not aware of any events or transactions that resulted in non-compliance with the Guarantee and Pledge Agreement.

(15)    Reinsurance

The Company reinsures portions of its policy risks with other insurance companies. The use of reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The portion of risks exceeding the Company’s retention limit is reinsured with other insurers. The Company seeks reinsurance coverage in order to limit its exposure to mortality losses and enhance capital management. The Company follows reinsurance accounting when there is adequate risk transfer. Otherwise, the deposit method of accounting is followed. The Company also assumes policy risks from other insurance companies.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The effect of reinsurance on premiums earned, benefits incurred and reserve changes for the fiscal year periods ended September 30, 2013, September 30, 2012, the period from April 6, 2011 through September 30, 2011, and predecessor period January 1, 2011 to April 5, 2011 were as follows:

	Successor						Predecessor
	Year Ended				April 6, 2011 to September 30, 2011		January 1, 2011 to April 5, 2011
	September 30, 2013		September 30, 2012
	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred	Net Premiums Earned	Net Benefits Incurred
Direct	$279,232	$776,513	$297,964	$1,033,336	$157,772	$392,073	$80,929	$261,333
Assumed	32,794	23,271	47,179	34,940	22,858	19,571	12,198	10,539
Ceded	(253,286)	(266,830)	(289,846)	(290,904)	(141,628)	(164,012)	(39,443)	(43,143)

Net	$58,740	$532,954	$55,297	$777,372	$39,002	$247,632	$53,684	$228,729

Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. During the fiscal year periods ended September 30, 2013 and September 30, 2012, and the period April 6, 2011 to September 30, 2011 and the predecessor period January 1, 2011 to April 5, 2011 the Company did not write off any reinsurance balances. During the fiscal year period ended September 30, 2012, the period April 6, 2011 to September 30, 2011 and the predecessor period January 1, 2011 to April 5, 2011 the Company did not commute any ceded reinsurance. Effective June 17, 2013, the Company rescinded the portion of the coinsurance agreement dated April 1, 2011 between FGL Insurance and Wilton Re which covers certain disability income riders. Wilton Re has agreed to pay FGL Insurance a rescission settlement of $6,428. In addition, FGL Insurance will re-establish the $4,489 reserve liability previously ceded to Wilton Re in connection with this business. FGL Insurance recognized a net gain on the rescission of $1,939.

No policies issued by the Company have been reinsured with any foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than non-payment of premiums or other similar credit issues.

The Company has the following significant reinsurance agreements as of September 30, 2013:

Wilton Agreement

On January 26, 2011, HFG entered into a commitment agreement (the “Commitment Agreement”) with Wilton Re U.S. Holdings, Inc. (“Wilton”) committing Wilton Re, a wholly-owned subsidiary of Wilton and a Minnesota insurance company, to enter into one of two amendments to an existing reinsurance agreement with FGL Insurance. On April 8, 2011, FGL Insurance ceded significantly all of the remaining life insurance business that it had retained to Wilton Re under the first of the two amendments with Wilton. FGL Insurance transferred assets with a fair value of $535,826, net of ceding commission, to Wilton Re. The Company considered the effects of the first amendment in the opening balance sheet and purchase price allocation as of FGL Acquisition Date. Effective April 26, 2011, HFG elected the second of the two amendments under the Commitment Agreement (the “Raven Springing Amendment”), which committed FGL Insurance to cede to Wilton Re all of the business (the “Raven Block”) then reinsured with Raven Re on or before March 31, 2013, subject to regulatory approval. The Raven Springing Amendment was intended to mitigate the risk associated with HFG’s obligation under the F&G Stock Purchase Agreement, by replacing the Raven Re reserve facility by December 31, 2012. On September 9, 2011, FGL Insurance and Wilton Re executed an amended and restated Raven Springing Amendment whereby the

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

recapture of the business ceded to Raven Re by FGL Insurance and the re-cession to Wilton Re closed on October 17, 2011 with an effective date of October 1, 2011. In connection with the closing, FGL Insurance transferred assets with a fair value of $580,683, including ceding commission, to Wilton Re.

In September 2012, Wilton Re and FGL Insurance reached a final agreement on the initial settlements associated with the reinsurance transactions FGL Insurance entered into subsequent to the FGL Acquisition. The final settlement amounts did not result in any material adjustments to the amounts reflected in the financial statements. FGL Insurance recognized a net pre-tax gain of $18,029 on these reinsurance transactions which has been deferred and is being amortized over the remaining life of the underlying reinsured contracts.

Commissioners Annuity Reserve Valuation Method Facility (“CARVM”)

Effective October 1, 2012, FGL Insurance recaptured the CARVM reinsurance agreement from OM Re and simultaneously ceded the business to Raven Re. The recapture of the OM Re CARVM reinsurance agreement satisfies the Company’s obligation under the F&G Stock Purchase Agreement to replace the letter of credit provided by OM no later than December 31, 2015. In connection with the new CARVM reinsurance agreement, FGL Insurance and Raven Re entered into an agreement with Nomura Bank International plc (“Nomura”) to establish a $295,000 reserve financing facility in the form of a letter of credit issued by Nomura and Nomura charged an upfront structuring fee in the amount of $2,800. The reserve financing facility is set to be reduced by $6,250 each quarter subsequent to establishment. The structuring fee was paid by FGL Insurance and will be deferred and amortized over the expected life of the facility. As this letter of credit is provided by an unaffiliated financial institution, Raven Re is permitted to carry the letter of credit as an admitted asset on the Raven Re statutory balance sheet.

As of September 30, 2013, there was $276.3 million available under the letter of credit facility. The Nomura Facility will terminate on September 30, 2017, although the facility may terminate earlier, in accordance with the terms of the Reimbursement Agreement. Under the terms of the Reimbursement Agreement, in the event the letter of credit is drawn upon, Raven Re is required to repay the amounts utilized, and FGLH is obligated to repay the amounts utilized if Raven Re fails to make the required reimbursement. FGLH also is required to make capital contributions to Raven Re in the event that Raven Re’s statutory capital and surplus falls below certain defined levels. As of September 30, 2013, Raven Re’s statutory capital and surplus was $14.1 million (unaudited) in excess of the minimum level required under the Reimbursement Agreement.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FSRCI

Effective December 31, 2012, FGL Insurance entered into a reinsurance treaty with FSRCI, an indirectly wholly-owned subsidiary of HFG, FGL’s parent, whereby FGL cedes 10% of its June 30, 2012 in-force annuity block business not already reinsured on a funds withheld basis. Under the terms of the agreement, FSRCI paid FGL Insurance an initial ceding allowance of $15,000. A study prepared by an independent third party actuarial firm determined that the initial ceding allowance of $15,000 is a fair and reasonable valuation. The coinsurance agreement was on a funds withheld basis, meaning that funds were withheld by FSRCI from the coinsurance premium owed to Front Street as collateral for FSRCI’s payment obligations. Accordingly, the collateral assets remain under the ultimate ownership of FGL Insurance. Prior to August 9, 2013 FSRCI’s operating results were included in the FGL consolidated financial statements. The following table is the operating results that are ceded to FSRCI since the distribution of FS Holdco on August 9, 2013:

August 9, 2013 to September 30, 2013
Premiums	$32
Net investment income	$6,696
Net investment losses	$(1,134)
Insurance and investment product fees	$960
Benefits and other changes in policy reserves	$(1,124)
Acquisition & operating expenses, net of deferrals	$603

(16)    Related Party Transactions

As discussed in Note 1, on August 9, 2013, the Company distributed its ownership interests in its wholly-owned subsidiaries, HGI Real Estate, LLC and FS Holdco, to HGI. HGI Real Estate LLC had no net assets as of the distribution date. The carrying value of FS Holdco’s net assets as of the distribution date was $128,859 and comprised of the following:

Total assets	$1,645,440
Total liabilities	1,516,581

Total net assets	$128,859

The Company accounted for the distribution of these businesses as a dividend. Of total net assets transferred, $47,065 is cash and cash equivalents and is reflected in the line item Distributions to Harbinger Group Inc. and subsidiaries in the Statement of Cash Flows. The remainder of the net assets transferred to HGI of $81,794 are non-cash financing activities.

Additionally, on August 23, 2013, the Company also distributed and assigned to HGI all of its rights in the interests, liabilities and obligations under its litigation against OMGUK related to claimed $50,000 purchase price adjustment in connection with the FGLH Acquisition. This resulted in a $41,000 non-cash dividend to HGI related to the assignment of contingent purchase price reduction receivable.

Since its inception, the Company has utilized the services of the management and staff of HGI and also shares office space with HGI. The Company recorded approximately $17 and $25 as contributed capital for such services for the years ended September 30, 2013 and 2012. The Company believes these allocations were made on a reasonable basis; however, they do not necessarily represent the costs that would have been incurred by the Company on a stand-alone basis. The Company did not record a cost for these services for the Successor period of April 6, 2011 to September 30, 2011, as the amount was inconsequential.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGL Insurance participates in loans to third parties originated by Salus, an affiliated company indirectly owned by HGI that provides asset-based financing. In addition to the participation in loans originated by Salus, FGLH also agreed to provide Salus with financing in the form of a revolving loan.

On September 15, 2012, Harbinger Asset Management Holdings, LLC (“HAM”), an affiliated company, transferred its account interest in Salus to FS Holdco. The account interest consists of HAM’s contributed capital to Salus of $32,000 and an annual preferred dividend of 8%. HAM retained its interest in Salus’ residual profits and its ability to direct Salus’ operations. After the transfer of the account interest, Salus is considered to be a variable-interest entity. HAM was determined to be the primary beneficiary of Salus’ operations, based on its ability to direct Salus’ activities that most significantly impact economic performance and the conclusion that the operations of HAM and Salus are more closely related under the related party tie-breaker test, and therefore continues to consolidate Salus. FGL accounted for the transfer at HAM’s carrying value since the transaction was between entities under common control. The account interest of $32,000 is included in “Related party loans and investments” in the Consolidated Balance Sheets as of September 30, 2012, as an equity investment carried at fair value through accumulated other comprehensive income which was subsequently eliminated as part of the August 9, 2013 distribution of FS Holdco to HGI. The Company’s loss exposure at Salus is limited to the recoverability of the interest and principal of its investments and loans carried on the Balance Sheet.

The Company’s consolidated related party investments at September 30, 2013 and September 30, 2012 are summarized as follows:

		September 30, 2013
Type	Balance Sheet Classification	Asset carrying value	Accrued Investment Income	Total carrying value	Net investment income
Salus collateralized loan obligation (“CLO”)	Fixed Maturities, available for sale	$241,482	$427	$241,909	$4,517
Salus 2013 participations	Other Invested Assets	157,000	1,517	158,517	6,753
HGI energy loan	Related Party Loans, including accrued investment income	70,000	1,575	71,575	3,758
Salus 2012 participations	Related Party Loans, including accrued investment income	27,287	124	27,411	3,538
Salus promissory note	Related Party Loans, including accrued investment income	20,000	12	20,012	1,404
Salus revolver	Related Party Loans, including accrued investment income	—	46	46	258

		September 30, 2012
Type	Balance Sheet Classification	Asset carrying value	Accrued Investment Income	Total carrying value	Net investment income
Salus 2012 participations	Related Party Loans, including accrued investment income	$129,467	$587	130,054	$1,985
Salus promissory note	Related Party Loans, including accrued investment income	20,000	15	20,015	15
Salus preferred stock	Related Party Loans, including accrued investment income	32,000	—	32,000	40

On March 7, 2011, HGI entered into an agreement (the “Transfer Agreement”) with the Master Fund whereby on March 9, 2011, (i) HGI acquired from the Master Fund a 100% membership interest in FGL, which was the buyer under the F&G Stock Purchase Agreement, between FGL and OMGUK, pursuant to which FGL

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

agreed to acquire all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between OM Group, as lender, and FGLH, as borrower, and (ii) the Master Fund transferred to FGL the sole issued and outstanding Ordinary Share of FS Holdco, a Cayman Islands exempted limited company (together, the “Insurance Transaction”). In consideration for the interests in FGL and FS Holdco, HGI agreed to reimburse the Master Fund for certain expenses incurred by the Master Fund in connection with the Insurance Transaction (up to a maximum of $13,300) and to submit certain expenses of the Master Fund for reimbursement by OM Group under the F&G Stock Purchase Agreement. The Transfer Agreement and the transactions contemplated thereby, including the F&G Stock Purchase Agreement, was approved by HGI’s Board of Directors upon a determination by a special committee (the “FGL Special Committee”) comprised solely of directors who were independent under the rules of the NYSE and represented by independent counsel and other advisors, that it was in the best interests of HGI and its stockholders (other than the Master Fund and its affiliates) to enter into the Transfer Agreement and proceed with the Insurance Transaction. On April 6, 2011, the Company completed the FGLH Acquisition.

FS Holdco is a holding company, which is the indirect parent company of FSRCI and Front Street. See Note 15 for additional information regarding the reinsurance treaty effective December 31, 2012 that was entered into between FGL Insurance and FSRCI, an indirectly wholly-owned subsidiary of HGI, FGL’s parent.

On May 19, 2011, the FGL Special Committee unanimously determined that it is (i) in the best interests of HGI for Front Street and FGL Insurance to enter into a reinsurance agreement (the “Reinsurance Agreement”), pursuant to which Front Street would reinsure up to $3,000,000 of insurance obligations under annuity contracts of FGL Insurance and (ii) in the best interests of HGI for Front Street and Harbinger Capital Partners II LP (“HCP II”), an affiliate of the Master Fund, to enter into an investment management agreement (the “Investment Management Agreement”), pursuant to which HCP II would be appointed as the investment manager of up to $1,000,000 of assets securing Front Street’s reinsurance obligations under the Reinsurance Agreement, which assets will be deposited in a reinsurance trust account for the benefit of FGL Insurance pursuant to a trust agreement (the “Trust Agreement”). On May 19, 2011, HGI’s board of directors approved the Reinsurance Agreement, the Investment Management Agreement, the Trust Agreement and the transactions contemplated thereby. The FGL Special Committee’s consideration of the Reinsurance Agreement, the Trust Agreement, and the Investment Management Agreement was contemplated by the terms of the Transfer Agreement. In considering the foregoing matters, the FGL Special Committee was advised by independent counsel and received an independent third party fairness opinion. As discussed further in Note 18, the Reinsurance Agreement required approval of the Maryland Insurance Administration (the “MIA”), which ultimately was not received.

The Company’s pre-closing and closing obligations under the F&G Stock Purchase Agreement, including payment of the purchase price, were guaranteed by the Master Fund. Pursuant to the Transfer Agreement, HGI entered into a Guaranty Indemnity Agreement (the “Guaranty Indemnity”) with the Master Fund, pursuant to which HGI agreed to indemnify the Master Fund for any losses incurred by it or its representatives in connection with the Master Fund’s guaranty of the Company’s pre-closing and closing obligations under the F&G Stock Purchase Agreement.

(17)    Insurance Subsidiary Financial Information

The Company’s insurance subsidiaries file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared in accordance with Statutory Accounting Principles (“SAP”) prescribed or permitted by such authorities, which may vary materially from US GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the NAIC as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with US GAAP are that statutory financial statements do not reflect DAC and VOBA, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contractholder

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

liabilities are generally valued using more conservative assumptions and certain assets are non-admitted. Accordingly, statutory operating results and statutory capital and surplus may differ substantially from amounts reported in the US GAAP basis financial statements for comparable items. For example, in accordance with the US GAAP acquisition method of accounting, the amortized cost of FGLH’s invested assets was adjusted to fair value as of the FGLH Acquisition Date while it was not adjusted for statutory reporting. Thus, the net unrealized gains on a statutory basis were $283,626 (unaudited) and $1,245,445 (unaudited) as of September 30, 2013 and 2012, respectively, compared to net unrealized gains of $236,326 and $1,058,447, respectively, on a US GAAP basis, as reported in Note 4.

The Company’s principal insurance subsidiaries’ statutory financial statements are based on a December 31 year end. Statutory net income (loss) and statutory capital and surplus of the Company’s wholly owned insurance subsidiaries were as follows:

	Subsidiary (state of domicile)(a)
	FGL Insurance (MD)	FGL NY Insurance (NY)
Statutory Net Income (Loss):
Fiscal year ended September 30, 2013 (Unaudited)	$36,177	$3,092
Fiscal year ended September 30, 2012 (Unaudited)	$145,199	$703
Period April 6, 2011 to September 30, 2011 (Unaudited)	$38,169	$4,850
Period January 1, 2011 to April 5, 2011 (Unaudited)	$15,332	$(496)
Year ended December 31, 2012	$102,208	$1,036
Year ended December 31, 2011	$110,264	$4,540

Statutory Capital and Surplus:
September 30, 2013 (Unaudited)	$1,064,305	$62,233
September 30, 2012 (Unaudited)	$861,588	$45,330
December 31, 2012	$900,472	$41,107
December 31, 2011	$846,434	$44,657

(a)	FGL NY Insurance is a subsidiary of FGL Insurance, and the columns should not be added together.

The amount of statutory capital and surplus necessary to satisfy the applicable regulatory requirements is not significant in relation to FGL Insurance’s and FGL NY Insurance’s respective statutory capital and surplus.

Life insurance companies are subject to certain Risk-Based Capital (“RBC”) requirements as specified by the NAIC. The RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. The Company monitors the RBC of FGLH’s insurance subsidiaries. As of September 30, 2013 and 2012, each of FGLH’s insurance subsidiaries had exceeded the minimum RBC requirements (unaudited).

The Company’s insurance subsidiaries are restricted by state laws and regulations as to the amount of dividends they may pay to their parent without regulatory approval in any year, the purpose of which is to protect affected insurance policyholders, depositors or investors. Any dividends in excess of limits are deemed “extraordinary” and require approval. Based on statutory results as of December 31, 2012, in accordance with applicable dividend restrictions, the Company’s subsidiaries could pay “ordinary” dividends of $106,262 to FGLH in 2013, less any dividends paid during the 12 month period from the last dividend payment. On July 12, 2013, FGL Insurance paid a dividend to FGLH in the amount of $40,000. On September 26, 2012 and December 20, 2012, FGL Insurance paid dividends to FGL in the amount of $20,000 and $20,000 respectively, with regard to its 2011 results. Based on its 2012 calendar year statutory results, FGL Insurance is able to declare an ordinary dividend up to $30,047 through October 31, 2013 (taking into account the dividend payments of

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

$40,000 on July 12, 2013 and $20,000 on December 20, 2012). In addition, after October 31, 2013, FGL Insurance will be able to declare an ordinary dividend of $66,262 with respect to its 2012 statutory results, subject to management’s discretion.

As of September 30, 2013 neither FGL Insurance nor FGL NY Insurance follow any prescribed or permitted statutory accounting practices that differ from the NAIC’s statutory accounting practices in the preparation of their statutory basis financial statements. However, FGL Insurance’s statutory carrying value of Raven Re reflects the effect of a permitted practice Raven Re received to treat the available amount of the letter of credit as an admitted asset. Without such permitted statutory accounting Raven Re’s statutory capital and surplus would be negative $118,485 (unaudited) at September 30, 2013 and its risk-based capital would fall below the minimum regulatory requirements. The letter of credit facility is collateralized by NAIC 1 rated debt securities. If the permitted practice was revoked, the letter of credit could be replaced by the collateral assets with Nomura’s consent.

On November 1, 2013, FGL Insurance re-domesticated from Maryland to Iowa. After re-domestication FGL Insurance elected to apply Iowa-prescribed accounting practices that permit Iowa-domiciled insurers to report equity call options used to economically hedge FIA index credits at amortized cost for statutory accounting purposes and to calculate FIA statutory reserves such that index credit returns will be included in the reserve only after crediting to the annuity contract. Also, the Iowa Insurance Division granted FGL Insurance a permitted statutory accounting practice to reclassify its negative unassigned surplus balance of $805,818 (unaudited) to additional paid in capital as of April 6, 2011, the date the Company acquired FGL Insurance, which will have the effect of setting FGL Insurance’s statutory unassigned surplus to zero as of this date. The prescribed and permitted statutory accounting practice will have no impact on the Company’s consolidated financial statements which are prepared in accordance with U. S. GAAP.

(18)    FGL Acquisition Update

FGLH

On April 6, 2011, the Company acquired all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between the seller, as lender, and FGLH, as borrower, for cash consideration of $350,000 (including $5,000 re-characterized as an expense), which amount could be reduced by up to $50,000 post closing (as discussed further below). The Company incurred $18,300 of expenses related to the FGLH Acquisition, including $5,000 of the $350,000 cash purchase price which has been re-characterized as an expense since the seller made a $5,000 expense reimbursement to the Master Fund upon closing of the FGLH Acquisition. Such expenses are not included in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011, but included in the Consolidated Statement of Changes in Equity as the acquisition expenses were recognized by FGL during the pre-acquisition period from October 1, 2010 to April 5, 2011. The FGLH Acquisition continued HGI’s strategy of obtaining controlling equity stakes in companies that operate across a diversified set of industries.

Net Assets Acquired

The acquisition of FGLH has been accounted for under the acquisition method which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are based on valuations using management’s best estimates and assumptions and were preliminary pending the completion of the valuation analysis of selected assets and liabilities. During the measurement period (which is not to exceed one year from the acquisition date), the Company is required to retrospectively adjust the provisional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets or liabilities as of that date. Effective April 1, 2012, the Company finalized such provisional amounts which were previously disclosed as of September 30, 2011.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

The following table summarizes the provisional and final amounts recognized at fair value for each major class of assets acquired and liabilities assumed as of the FGLH Acquisition Date:

	Fiscal 2012
	Provisional Amounts	Measurement Period Adjustments	Final Amounts
Investments, cash and accrued investment income, including cash acquired of $1,040,470	$17,705,419	$—	$17,705,419
Reinsurance recoverable	929,817	15,246	945,063
Intangible assets (VOBA)	577,163	—	577,163
Deferred tax assets	256,584	(3,912)	252,672
Other assets	72,801	—	72,801

Total assets acquired	19,541,784	11,334	19,553,118

Contractholder funds and future policy benefits	18,415,022	—	18,415,022
Liability for policy and contract claims	60,400	—	60,400
Note payable	95,000	—	95,000
Other liabilities	475,285	4,070	479,355

Total liabilities assumed	19,045,707	4,070	19,049,777

Net assets acquired	496,077	7,264	503,341
Cash consideration, net of $5,000 re-characterized as expense	345,000	—	345,000

Bargain purchase gain	$151,077	$7,264	$158,341

The application of the acquisition method resulted in a bargain purchase gain of $158,341, which is reflected in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011. The amount of the bargain purchase gain is equal to the amount by which the fair value of net assets acquired exceeded the consideration transferred. The Company believes that the resulting bargain purchase gain is reasonable based on the following circumstances: (a) the seller was highly motivated to sell FGLH, as it had publicly announced its intention to do so approximately a year prior to the sale, (b) the fair value of FGLH’s investments and statutory capital increased between the date that the purchase price was initially negotiated and the FGLH Acquisition Date, (c) as a further inducement to consummate the sale, the seller waived, among other requirements, any potential upward adjustment of the purchase price for an improvement in FGLH’s statutory capital between the date of the initially negotiated purchase price and the FGLH Acquisition Date and (d) an independent appraisal of FGLH’s business indicated that its fair value was in excess of the purchase price.

Reinsurance Transactions

As discussed in Note 15, pursuant to the F&G Stock Purchase Agreement on April 7, 2011, FGLH recaptured all of the life business ceded to OM Re. OM Re transferred assets with a fair value of $653,684 to FGLH in settlement of all of OM Re’s obligations under these reinsurance agreements. Such amounts are reflected in FGLH’s application of the acquisition method. Further, on April 7, 2011, FGLH ceded on a coinsurance basis a significant portion of this business to Raven Re. Certain transactions related to Raven Re such as the surplus note issued to OMGUK in the principal amount of $95,000, which was used to partially capitalize Raven Re and the Structuring Fee of $13,750 are also reflected in FGLH’s application of the acquisition method. Pursuant to the terms of the Raven Springing Amendment, the amount payable to Wilton at the closing of such amendment was adjusted to reflect the economic performance for the Raven Block from January 1, 2011 until the effective time of the closing of the Raven Springing Amendment. The estimated economic performance for the Predecessor period from January 1, 2011 to April 6, 2011 was considered in

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

FGLH’s opening balance sheet and application of the acquisition method. Of the ongoing settlement adjustments resolved with Wilton Re, as discussed in Note 15, it was determined that $11,176, less $3,912 of deferred income taxes, related to the pre-acquisition period, and were reflected as measurement period adjustments to the initial application of the acquisition method. Such adjustments have been retrospectively reflected in the accompanying consolidated financial statements as of and for the Successor period of April 6, 2011 to September 30, 2011.

Contingent Purchase Price Reduction

As contemplated by the terms of the F&G Stock Purchase Agreement, Front Street sought to enter into the Reinsurance Agreement with the Company whereby Front Street would reinsure up to $3,000,000 of insurance obligations under annuity contracts of FGLH, and HCP II would be appointed the investment manager of up to $1,000,000 of assets securing Front Street’s reinsurance obligations under the Reinsurance Agreement. These assets would be deposited in a reinsurance trust account for the benefit of FGLH.

The Reinsurance Agreement required the approval of the MIA. The F&G Stock Purchase Agreement provides that the seller may be required to pay up to $50,000 as a post-closing reduction in purchase price if, among other things, the Reinsurance Agreement is not approved by the MIA or is approved subject to certain restrictions or conditions. FGLH received written notice, dated January 10, 2012, from the MIA, rejecting the Reinsurance Agreement, as proposed by the respective parties. HGI is pursuing all available options to recover the full purchase price reduction, including the commencement of litigation against the seller; however, the outcome of any such action is subject to risk and uncertainty and there can be no assurance that any or all of the $50,000 purchase price reduction will be obtained by HGI.

Prior to the receipt of the written rejection notice from the MIA, management believed, based on the facts and circumstances at that time, that the likelihood was remote that the purchase price would be required to be reduced. Therefore a fair value of zero had been assigned to the contingent purchase price reduction as of the FGLH Acquisition Date and at each subsequent quarterly re-measurement date through January 1, 2012. Management now believes that it is near certain that the purchase price will be required to be reduced by the full $50,000 amount and has estimated a fair value of $41,000 for the contingent receivable as of September 30, 2012, reflecting appropriate discounts for potential litigation and regulatory action, length of time until expected payment is received and a credit insurance risk premium. Such $41,000 estimated fair value of the contingent receivable has been reflected in “Other Assets” in the Consolidated Balance Sheet as of September 30, 2012 with a corresponding credit to “Gain on contingent purchase price reduction” in the Consolidated Statement of Operations for the year ended September 30, 2012. Changes in the estimated fair value of the contingent consideration resulting from events after the acquisition date are accounted for in earnings upon each re-measurement date, until such time as the contingency is resolved. As discussed in Note 16 this was distributed to HGI on August 23, 2013.

Intangible Assets

VOBA represents the estimated fair value of the right to receive future net cash flows from in-force contracts in a life insurance company acquisition at the acquisition date. VOBA is being amortized over the expected life of the contracts in proportion to either gross premiums or gross profits, depending on the type of contract. Total gross profits include both actual experience as it arises and estimates of gross profits for future periods. FGLH will regularly evaluate and adjust the VOBA balance with a corresponding charge or credit to earnings for the effects of actual gross profits and changes in assumptions regarding estimated future gross profits. The amortization of VOBA is reported in “Amortization of intangibles” in the Consolidated Statements of Operations. The proportion of the VOBA balance attributable to each of the product groups as of the Acquisition date was as follows: 80.4% related to FIA’s, and 19.6% related to deferred annuities.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Refer to Note 7 for FGLH’s historical and estimated future amortization of VOBA, net of interest.

Deferred Taxes

The future tax effects of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date and are recorded as deferred income tax assets and liabilities. The acquisition of FGLH is considered a non-taxable acquisition under tax accounting criteria, therefore, the tax basis of assets and liabilities reflect an historical (carryover) basis at the FGLH Acquisition Date. However, since assets and liabilities reported under US GAAP are adjusted to fair value as of the FGLH Acquisition Date, the deferred tax assets and liabilities are also adjusted to reflect the effects of those fair value adjustments. This resulted in shifting FGLH into a significant net deferred tax asset position at the FGLH Acquisition Date, principally due to the write-off of DAC and the establishment of a significantly lesser amount of VOBA which resulted in reducing the associated deferred tax liabilities and thereby shifting FGLH’s net deferred tax position. This shift, coupled with the application of certain tax limitation provisions that apply in the context of a change in ownership transaction, most notably Section 382 of the Internal Revenue Code (the “IRC”), relating to “Limitation in Net Operating Loss Carryforwards and Certain Built-in Losses Following Ownership Change”, as well as other applicable provisions under Sections 381-384 of the IRC, require FGLH to reconsider the realization of FGLH’s gross deferred tax asset position and the need to establish a valuation allowance against it. Management determined that a valuation allowance against a portion of the gross deferred tax asset (“DTA”) would be required as of the FGLH Acquisition Date.

The components of the net deferred tax assets as of the FGLH Acquisition Date (updated for measurement period adjustments) are as follows:

Deferred tax assets:
DAC	$96,764
Insurance reserves and claim related adjustments	401,659
Net operating losses	128,437
Capital losses (carryovers and deferred)	267,468
Tax credits	75,253
Other deferred tax assets	24,066

Total deferred tax assets	993,647
Valuation allowance	(405,370)

Deferred tax assets, net of valuation allowance	588,277
Deferred tax liabilities:
VOBA	202,007
Investments	121,160
Other deferred tax liabilities	12,438

Total deferred tax liabilities	335,605

Net deferred tax assets	$252,672

2011 Results of FGLH since the FGLH Acquisition Date

The following table presents selected financial information reflecting results for FGLH that are included in the Consolidated Statement of Operations for the Successor period of April 6, 2011 to September 30, 2011:

For the period April 6, 2011 to September 30, 2013
Total revenues	$290,886
Income, net of taxes	$23,703

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

(19)    Subsequent Events

On November 26, 2013, the Company’s board of directors increased the number of authorized shares of the Company’s common stock, par value $0.01 per share, from 100,000 to 500,000,000 and approved a stock split of the issued and outstanding shares of common stock at a ratio of 4,700-for-1, resulting in 47,000,000 shares outstanding. Net income per common share and the weighted average common shares used in computing net income per share for the year ended September 30, 2013, included in the Company’s Consolidated Statement of Operations, have been adjusted to give effect to the stock split. Likewise, the amount of shares authorized, issued, and outstanding disclosed in the Company’s Consolidated Balance sheets have also been adjusted.

On November 7, 2013, the Company’s board of directors adopted the Fidelity & Guaranty Life 2013 Stock Incentive Plan (“Omnibus Plan”), which the Company expects to be effective the day immediately prior to the effectiveness of the Company’s registration statement on Form S-1.

The Omnibus Plan permits the granting of awards in the form of incentive stock options, non-statutory options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, performance-based awards, dividend equivalents and any combination of the foregoing. A total of five percent (5%) of the Company’s outstanding shares of common stock immediately after the consummation of the Company’s initial public offering, or 2,837,500 shares, will be reserved and available for issuance under the Omnibus Plan. The aggregate number of shares of common stock that may be granted under the Omnibus Plan to any single individual during a fiscal year may not exceed one and one-half percent (1.5%) of the Company’s outstanding shares of common stock immediately after consummation of the Company’s initial public offering, or 851,250 shares.

The Company’s compensation committee approved certain grants of stock options and restricted shares under the Omnibus Plan to our plan participants be made on the close of business on the day the registration statement on Form S-1 becomes effective.

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Supplemental Pro Forma Information—Unaudited

The following table reflects the Company’s unaudited pro forma results as if the FGLH Acquisition was completed on October 1, 2009 and the results of FGLH had been included in the respective full twelve month periods.

	Year Ended September 30,
	2011	2010
Pro forma:
Total revenues	$976,633	$953,911
Net income (loss)	$246,670	$(166,843)

Pro forma total revenues and net income for Fiscal 2011 include the actual reported results of FGLH for the approximate six month period subsequent to April 6, 2011. Reported net income also includes the $158,341 nonrecurring bargain purchase gain which was recorded as of the FGLH Acquisition Date, and reflects the retrospective measurement period adjustments disclosed above.

The pro forma information primarily reflects the following pro forma adjustments applied to FGLH’s historical results:

•	Reduction in net investment income to reflect amortization of the premium on fixed maturity securities—available-for-sale resulting from the fair value adjustment of these assets;

•	Reversal of amortization associated with the elimination of FGLH’s historical DAC;

•	Amortization of VOBA associated with the establishment of VOBA arising from the acquisition;

•

Adjustments to reflect the impacts of the recapture of the life business from OM Re and the retrocession of the majority of the recaptured business and the reinsurance of certain life business previously not reinsured to an unaffiliated third-party reinsurer, including amortization of the related $13,750 Structuring Fee;

•	Adjustments to eliminate interest expense on notes payable to seller and add interest expense on the new $95,000 surplus note payable (which was subsequently settled in October 2011); and

•	Reversal of the change in the deferred tax valuation allowance included in the income tax provision.

Schedule I

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties

September 30, 2013

(In thousands)

	Amortized cost(a)	Fair value	Amount at which shown in the balance sheet
Fixed maturities:
Bonds:
United States Government and government agencies and authorities	$1,094,982	$1,100,444	$1,100,444
States, municipalities and political subdivisions	1,014,806	1,023,466	1,023,466
Foreign governments	20,023	19,669	19,669
Public utilities	1,586,891	1,634,808	1,634,808
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	11,584,926	11,763,139	11,763,139
Redeemable preferred stock	—	—	—

Total fixed maturities	15,301,628	15,541,526	15,541,526

Equity securities:
Common Stocks:
Public utilities	—	—	—
Banks, trust and insurance companies	102,981	100,187	100,187
Industrial, miscellaneous and all other	300	150	150
Non-Redeemable preferred stock	171,366	170,738	170,738

Total equity securities	274,647	271,075	271,075

Derivative investments	141,664	221,758	221,758
Policy Loans	10,678	10,678	10,678
Other long-term investments	177,502	177,502	177,502

Total investments	$15,906,119	$16,222,539	$16,222,539

(a)	Represents (i) original cost reduced by repayments and OTTI and adjusted for amortization of premiums and accrual of discounts for fixed maturity securities, (ii) original cost reduced by OTTI for equity securities and (iii) original cost for derivative investments.

See accompanying Independent Auditor’s Report.

Schedule II

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED BALANCE SHEETS

(In thousands)

	September 30, 2013	September 30, 2012
ASSETS
Investments in consolidated subsidiaries	$1,165,591	$1,026,471
Notes and accrued interest receivable from insurance subsidiary	—	224,363
Contingent purchase price reduction receivable	—	41,000
Other Assets	2,198	—

Total assets	$1,167,789	$1,291,834

LIABILITIES AND MEMBER’S EQUITY
Amounts due to Harbinger Group, Inc. (Parent)	$2,860	$—
Accounts payable and accrued expenses	44	1,053

Total liabilities	2,904	1,053

Shareholder’s equity
Common Stock	—	—
Contributed Capital	527,124	415,577
Retained earnings	524,871	440,722
Accumulated other comprehensive income	112,890	434,482

Total shareholder’s equity	1,164,885	1,290,781

Total liabilities and shareholder’s equity	$1,167,789	$1,291,834

See accompanying Independent Auditor’s Report.

Schedule II

(continued)

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Year Ended September 30, 2013	Fiscal Year Ended September 30, 2012	April 6, 2011 to September 30, 2011
Revenues	$—	$—	$—
Cost of revenues	—	—	—

	—	—	—

Operating Expenses:
General and administrative expenses	4,977	666	580

Total operating expenses	4,977	666	580

Operating loss	(4,977)	(666)	(580)
Other income (expense):
Equity in net income of subsidiaries	343,705	282,931	3,812
Interest income from subsidiary	8,967	23,485	15,414
Interest expense	(34)	(2,556)	(1,926)
Bargain purchase gain from business acquisition		—	158,341
Gain on contingent purchase price reduction	—	41,000	—
Other expense, net	—	(20)	—

Income before income taxes	352,644	344,174	175,061
Income tax expense	—	—	—

Net income	$347,661	$344,174	$175,061

See accompanying Independent Auditor’s Report.

Schedule II

(continued)

FIDELITY & GUARANTY LIFE (Parent Only)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended September 30, 2013	Fiscal Year Ended September 30, 2012	Period April 6, 2011 through September 30, 2011
Cash flows from operating activities:
Net income	$347,661	$344,174	$175,061
Adjustments to reconcile net income to net cash used in operating activities
Bargain purchase gain from business acquisition	—	—	(158,341)
Gain on contingent purchase price reduction	—	(41,000)	—
Equity in net income of subsidiaries	(343,705)	(282,931)	(3,812)
Dividends received	73,654	—	—
Collateral returned	—	49,339	(49,339)
Accrued interest from subsidiary	(8,967)	3,761	4,586
(Decrease) increase in accounts payable and accrued expenses	(347)	(498)	(16,742)

Net cash provided by (used in) operating activities	68,296	72,845	(48,587)

Cash flows from investing activities:
Acquisition of insurance subsidiary	—	—	(345,000)
Net repayment of notes from subsidiary	20,000	15,794	—
Capital contributions to subsidiaries	(106,353)	(3,330)	(12,904)

Net cash provided by (used in) operating activities	(86,353)	12,464	(357,904)

Cash flows from financing activities:
Cash contributions from parent	111,711	4,030	377,152
Advance from parent	—	(49,339)	49,339
Dividends payments	(93,654)	(40,000)	(20,000)

Net cash (used in) provided by financing activities	18,057	(85,309)	406,491

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Supplemental disclosures of cash flow information:
Conversion of notes payable to investment in subsidiary	$213,330
Distribution of non-cash net assets to Harbinger Group Inc. and subsidiaries	$169,859

See accompanying Independent Auditor’s Report.

Schedule III

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Supplementary Insurance Information

(In thousands)

	Successor			Predecessor
	As of or for			As for
	Year Ended September 30, 2013	Year Ended September 30, 2012	Period from April 6, 2011 through September 30, 2011	Period from January 1, 2011 to April 5, 2011
Life Insurance (single segment):
Deferred acquisition cost	$338,469	$169,222	$38,106	$1,511,011
Future policy benefits, losses, claims and loss expenses	3,556,808	3,614,788	3,598,208	3,464,619
Other policy claims and benefits payable	51,456	91,082	56,650	62,091
Premium revenue	58,740	55,297	39,002	53,684
Net investment income	707,997	716,176	369,840	232,634
Benefits, claims losses and settlement expenses	(532,954)	(777,372)	(247,632)	228,729
Amortization of deferred acquisition costs	(47,469)	(15,219)	(899)	(127,408)
Other operating expenses	(109,831)	(123,920)	(72,390)	(23,130)

See accompanying Independent Auditor’s Report.

Schedule IV

FIDELITY & GUARANTY LIFE AND SUBSIDIARIES

Reinsurance

(In thousands)

For the year ended September 30, 2013 (successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	2,596,682	(1,965,384)	17,290	648,588	2.67%

Premiums and other considerations:
Traditional life insurance premiums	279,232	(253,286)	32,794	58,740	55.83%
Annuity product charges	135,482	(76,727)	—	58,755	—%

Total premiums and other considerations	414,714	(330,013)	32,794	117,495	27.91%

For the year ended September 30, 2012 (Successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	$2,436,312	$(1,929,017)	$22,812	$530,107	4.30%

Premiums and other considerations:
Traditional life insurance premiums	$297,964	$(289,846)	$47,179	$55,297	85.32%
Annuity product charges	117,881	(79,603)	—	38,278	—%

Total premiums and other considerations	$415,845	$(369,449)	$47,179	$93,575	50.42%

For the period April 6, 2011 to September 30, 2011 (Successor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net
Life insurance in force	$2,256,696	$(1,180,412)	$22,641	$1,098,925	2.06%

Premiums and other considerations:
Traditional life insurance premiums	$157,772	$(141,628)	$22,858	$39,002	58.61%
Annuity product charges	68,436	(18,776)	—	49,660	—%

Total premiums and other considerations	$226,208	$(160,404)	$22,858	$88,662	25.78%

For the period January 1, 2011 to April 6, 2011 (Predecessor)	Gross Amount	Ceded to other companies	Assumed from other companies	Net Amount	Percentage of amount assumed of net

Premiums and other considerations:
Traditional life insurance premiums	$80,929	$(39,443)	$12,198	$53,684	22.72%
Annuity product charges	17,056	—	1,487	18,543	8.02%

Total premiums and other considerations	$97,985	$(39,443)	$13,685	$72,227	18.95%

See accompanying Independent Auditor’s Report.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by our company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fees and the Stock Exchange listing fee.

SEC registration fee	$28,199
FINRA filing fee	$32,456
Stock Exchange listing fee	$236,280
Printing and engraving expenses	$350,000
Legal fees and expenses	$3,000,000
Accounting fees and expenses	$1,750,000
Transfer agent and registrar fees and expenses	$25,000
Miscellaneous	$350,000

Total	$5,771,935

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

Indemnification Agreements

Prior to the offering, we will enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreement will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries, may, in such capacities, incur.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In March 2013, FGLH issued $300.0 million aggregate principal amount of 6.375% Senior Notes due April 1, 2021, at par value. The initial purchasers were Jefferies LLC, Credit Suisse Securities (USA) LLC and Macquarie Capital (USA) Inc. and offered the Senior Notes only to qualified institutional buyers under Rule 144A of the Securities Act, or to non-U.S. persons outside of the United States in compliance with Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The Exhibits to this Registration Statement on Form S-1 are listed in the Index to Exhibits which follows the signature pages to this Registration Statement and is herein incorporated by reference.

(b) Financial Statement Schedule.

Schedule I—Registrant’s condensed consolidated financial statements are included in the registration statement beginning on page F-57.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Fidelity & Guaranty Life has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, Maryland, on this 3rd day of December, 2013.

FIDELITY & GUARANTY LIFE

By:	/s/ Leland C. Launer, Jr.
Name: Leland C. Launer, Jr.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Leland C. Launer, Jr. Leland C. Launer, Jr.	President and Chief Executive Officer, Director (Principal Executive Officer)	December 3, 2013

* Wendy J.B. Young	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 3, 2013

* Omar M. Asali	Director	December 3, 2013

* William J. Bawden	Director	December 3, 2013

* Kostas (Gus) Cheliotis	Director	December 3, 2013

* Thomas A. Williams	Director	December 3, 2013

* Phillip J. Gass	Director	December 3, 2013

* Kevin J. Gregson	Director	December 3, 2013

* William P. Melchionni	Director	December 3, 2013

* L. John H. Tweedie	Director	December 3, 2013

*By:	/s/ Leland C. Launer, Jr.
as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1#	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Fidelity & Guaranty Life

3.2**	Form of Amended and Restated Bylaws of Fidelity & Guaranty Life

4.1#	Form of Common Stock Certificate

4.2**	Indenture, dated March 27, 2013, among Fidelity & Guaranty Life Holdings, Inc., as issuer, the Subsidiary Guarantors from time to time parties thereto and Wells Fargo Bank, National Association, as trustee, relating to the 6.375% Senior Notes due 2021.

4.3**	First Supplemental Indenture, dated March 27, 2013, among Fidelity & Guaranty Life Holdings, Inc., as issuer, the Subsidiary Guarantors from named therein and Wells Fargo Bank, National Association, relating to the 6.375% Senior Notes due 2021.

4.4**	Form of Registration Rights Agreement

5.1#	Opinion of Debevoise & Plimpton LLP

10.1**	First Amended and Restated Stock Purchase Agreement, dated as of February 17, 2011, between OM Group (UK) Limited and Harbinger OM, LLC.

10.2**	Guarantee and Pledge Agreement, dated as of April 6, 2011, among Harbinger OM, LLC, the Grantor parties thereto and OM Group (UK) Limited.

10.3**	Lease Agreement, dated September 30, 2010, between Old Mutual Business Services, Inc. and Harbor East Parcel C—Commercial, LLC.

10.4**	Lease Agreement, dated November 14, 2011, between Fidelity & Guaranty Life Business Services, Inc. and Nebco, Inc.

10.5**	Form of Director Indemnification Agreement

10.6**	Fidelity & Guaranty Life Employee Incentive Plan

10.7**	Fidelity & Guaranty Life Holdings, Inc. Stock Incentive Plan

10.8**	Fidelity & Guaranty Life Holdings, Inc. Stock Incentive Plan (Amended/Restated December 31, 2012)

10.9**	Fidelity & Guaranty Life Holdings, Inc. Dividend Equivalent Plan

10.10**	Fidelity & Guaranty Life Holdings, Inc. 2012 Dividend Equivalent Plan

10.11**	Employment Agreement, dated June 27, 2011, between Leland C. Launer, Jr. and Fidelity & Guarantee Life Business Services, Inc.

10.12**	Amendment to Employment Agreement, dated November 1, 2012, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Business Services, Inc.

10.13**	Amended and Restated Employment Agreement, dated March 21, 2013, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Business Services, Inc.

10.14**	Employment Agreement, dated December 21, 2009, between Rajesh Krishnan and Old Mutual Business Services, Inc.

10.15**	Employment Agreement, dated December 21, 2009, between John P. O’Shaughnessy and Old Mutual Business Services, Inc.

10.16**	Executive Nonqualified Excess Plan

10.17**	Executive Nonqualified “Excess” Plan Adoption Agreement

10.18**†	Amended and Restated Administrative Services Agreement, dated July 1, 2009, between Transactions Application Group, Inc. and OM Financial Life Insurance Company

10.19**†	Amended and Restated Administrative Services Agreement, dated January 1, 2010, between Mid-America Agency Services, Inc. (d/b/a by Hooper Holmes Service) and OM Financial Life Insurance Company

10.20**†	Automatic Reinsurance Agreement, effective December 31, 2007, between OM Financial Life Insurance Company and Wilton Reassurance Company

Exhibit No.	Description

10.21**†	Amendment No. 1, dated January 8, 2008, to Automatic Reinsurance Agreement, effective December 31, 2007, between OM Financial Life Insurance Company and Wilton Reassurance Company

10.22**†	Amendment No. 2, dated April 6, 2011, to Automatic Reinsurance Agreement, effective December 31, 2007, between OM Financial Life Insurance Company and Wilton Reassurance Company

10.23**†	Amendment No. 3, dated September 9, 2011, to Automatic Reinsurance Agreement, effective December 31, 2007, between Fidelity & Guaranty Life Insurance Company and Wilton Reassurance Company

10.24**	Form of Fidelity & Guaranty Life Holdings, Inc. 2011 Employee Stock Option Agreement

10.25**	Form of Fidelity & Guaranty Life Holdings, Inc. 2011 Dividend Equivalent Agreement

10.26**	Form of Fidelity & Guaranty Life Holdings, Inc. 2012 Employee Stock Option Agreement

10.27**	Form of Fidelity & Guaranty Life Holdings, Inc 2012 Dividend Equivalent Agreement

10.28**	Form of Fidelity & Guaranty Life Holdings, Inc Restricted Stock Agreement

10.29**	Consent to Change in Reporting Structure and Waiver of Good Reason, dated October 30, 2013, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Business Services, Inc.

10.30**	2011 Employee Stock Option Agreement, dated November 2, 2011, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.31**	2011 Dividend Equivalent Agreement, dated November 2, 2011, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.32**	Amendment to Restricted Stock Agreement, dated March 21, 2013, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.33**	Amendment to 2011 Employee Stock Option Agreement, dated March 21, 2013, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.34**	Amendment to 2012 Employee Stock Option Agreement, dated March 21, 2013, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.35**	2012 Employee Stock Option Agreement, dated December 31, 2012, between Leland C. Launer, Jr. and Fidelity & Guaranty Holdings, Inc.

10.36**	Restricted Stock Agreement, dated December 31, 2012, between Leland C. Launer, Jr. and Fidelity & Guaranty Holdings, Inc.

10.37**	2012 Dividend Equivalent Agreement, dated December 31, 2012, between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

10.38**	Amended and Restated Employment Agreement, dated November 14, 2013, between Fidelity & Guaranty Life Business Services, Inc. and John P. O’Shaughnessy

10.39**	Employment Agreement, dated November 14, 2013, between Fidelity & Guaranty Life Business Services, Inc. and John Phelps

10.40**	Amended and Restated Employment Agreement, dated November 14, 2013, between Fidelity & Guaranty Life Business Services, Inc. and Rajesh Krishnan

10.41**	Employment Agreement, dated November 14, 2013, between Fidelity & Guaranty Life Business Services, Inc. and Wendy Young

10.42#	Fidelity & Guaranty Life 2013 Stock Incentive Plan

10.43**	Form of Fidelity & Guaranty Life 2013 Non-Statutory Stock Option Agreement

10.44**	Form of Fidelity & Guaranty Life 2013 Restricted Stock Agreement

10.45**	Form of Fidelity & Guaranty Life Performance RSU Grant Agreement

Exhibit No.	Description

10.46#	Form of Second Amended and Restated Fidelity & Guaranty Life Holdings, Inc. Stock Incentive Plan

10.47#	Form of Amendment No. 1 to the Fidelity & Guaranty Life Holdings, Inc. 2012 Dividend Equivalent Plan

10.48#	Form of Amendment No. 1 to the Restricted Stock Agreement

10.49#	Form of Amendment No. 2 to the Restricted Stock Agreement between Leland C. Launer, Jr. and Fidelity & Guaranty Life Holdings, Inc.

21.1**	List of Subsidiaries

23.1#	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

23.2#	Consent of KPMG LLP, Independent Auditors

24.1**	Powers of Attorney (included on the signature page to the Registration Statement on Form S-1)

#	Filed herewith.
*	To be filed by amendment.
**	Previously filed
†	Certain provisions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.